FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: July 9, 2004
	By:	/S/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

TV Azteca, S.A. de C.V.

Periférico Sur 4121

Colonia Fuentes del Pedregal

14141 México, D.F.

Ticker: TVAZTCA on the Mexican Stock Exchange

Ticker: TZA on the New York Stock Exchange

Securities registered with the National Registry of Securities

Characteristics	Name of Stock Exchanges where the securities are registered
Series “A” Shares, (“A Shares”)	Mexican Stock Exchange / New York Stock Exchange•

Series “D-A” Shares, (“D-A Shares”)	Mexican Stock Exchange / New York Stock Exchange•

Series “D-L” Shares, (“D-L Shares”)	Mexican Stock Exchange / New York Stock Exchange•

Ordinary Participation Certificates (Certificados de Participación Ordinarios), (“CPO”), each representing one A Share, one D-A Share and one D-L Share.	Mexican Stock Exchange / New York Stock Exchange•

American Depositary Shares, each representing sixteen CPO (“ADS”)	New York Stock Exchange

The above mentioned securities are registered with the Securities Section of the National Registry of Securities and are listed in the Mexican Stock Exchange

Registration with the National Securities Registry does not imply a certification as to investment quality of the securities nor the solvency of the issuer.

Annual Report submitted in accordance with the General Provisions applicable for Issuers of Securities and other participants of the Securities Market (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del Mercado de Valores), for the fiscal year ended on December 31, 2003.

•	Not negotiated independently, but through ADS.

I  N  D  E  X

I. GENERAL INFORMATION

a) Glossary of Terms and Definitions

TV Azteca, S.A. de C.V. (“TV Azteca”) refers to a corporation (sociedad anónima de capital variable) organized under the laws of the United Status of Mexico (“México”) and its consolidating subsidiaries (unless otherwise indicated). References to the following terms shall have the following meaning:

“Azteca Holdings”	Azteca Holdings, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico.

“Azteca International”	Azteca International Corporation, a corporation organized under the laws of the State of Delaware.

“Cosmofrecuencias”	Cosmofrecuencias, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico and its subsidiaries.

“Dataflux”	Dataflux, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico.

“Grupo COTSA”	Grupo COTSA, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico and its subsidiaries

“Grupo Elektra”	Grupo Elektra, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico and its subsidiaries

“Operadora Unefon”	Operadora Unefon, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico.

“Todito”	Todito.com, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico.

“Unefon”	Unefon, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico and its subsidiaries (unless otherwise indicated).

Except as stated to the contrary herein, all references contained herein to television ratings and audience share relate to the data gathered by IBOPE AGB México. IBOPE AGB México is one of the nine Latin American branch offices of the Brazilian Institute of Statistics and Public Opinion (Instituto Brasileiro de Opinião Pública e Estatística), which was founded in 1942. Unless otherwise indicated, the survey data provided in this report (the “Annual Report”) pertains only to surveys of the 28 largest cities in Mexico, which represent approximately 47% of Mexico City’s population. IBOPE AGB Mexico’s 28-City of IBOPE AGB México included approximately 11 million homes with TV, until June 30 2003, the most recent date of this survey.

References herein contained to “audience share” for a significant period mean the number of television sets tuned in to a particular program as the percentage of the number of television households watching television during that period. References to “commercial audience share” for a period refers to the number of viewers classified by IBOPE AGB México as ABC+, C and D+ (based on total household income) watching one of Mexico’s four national television networks (Azteca 7 and Azteca 13 networks operated by TV Azteca and Channels 2 and 5, operated by Televisa, S.A. de C.V. (“Televisa”)). References to “rating” for a period refers to the number of televisions tuned in to a particular program as a percentage of the total number of television households. References to “average weekday, prime time audience share” mean the average daily audience share, Monday through Friday, during the hours of 7:00 pm to 12:00 am.

References to “US$”, “dollars” and “American Dollars” mean the lawful currency of the United Status of America (the “United States”). All references to “Ps.$”(sic)1 or “pesos” mean the lawful currency in Mexico.

The expression “nominal” refers to historical amounts that have not been expressed in constant figures, such as in the case of amounts in Mexican Pesos, or that have not been updated to the current exchange rate, as is the case with amounts in American Dollars.

The term “EBITDA” means Earnings before Interests, Taxes, Depreciation and Amortization.

References to “US GAAP” mean the generally accepted accounting principles in the United Status of America and references to “Mexican GAAP” mean the generally accepted accounting principles in Mexico.

Forward Looking Statements

This Annual Report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect TV Azteca’s current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. Similarly, statements that describe TV Azteca’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause TV Azteca’s actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. Readers are cautioned to review carefully all information, including the financial statements and the notes to the financial statements, included or incorporated by reference into this Annual Report

In addition to the risk factors described under “Risk Factors” in Item 3 hereof, the following important factors could affect future results, causing these results to differ materially from those expressed in TV Azteca’s forward-looking statements:

•	TV Azteca’s ability to service its debt;

•	the outcome of pending disputes and legal proceedings involving TV Azteca and its affiliates;

[1]	Amounts in Mexican Pesos are references as “Ps”

•	competitive factors affecting TV Azteca and its subsidiaries in Mexico and the U.S.;

•	cancellations of significant advertising contracts of TV Azteca;

•	limitations on TV Azteca’s access to sources of financing on competitive terms;

•	war or armed hostilities directly or indirectly involving or affecting Mexico or the U.S.;

•	terrorist attacks against the U.S. or its allies in the U.S. or elsewhere;

•	significant economic or political developments in Mexico and globally which affect Mexico; and

•	changes in the Mexican regulatory environment.

These factors and the other risk factors described in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of TV Azteca’s forward-looking statements. Other unknown or unpredictable factors also could harm TV Azteca’s future results. The forward-looking statements included in this Annual Report are made only as of the date of this Annual Report and TV Azteca cannot assure you that projected results or events will be achieved. TV Azteca disclaims any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

TV Azteca maintains its books and records in pesos and prepares its consolidated financial statements in pesos. The Mexican Institute of Public Accountants (“MIPA”) has issued Bulletin B-10 “Recognition of the Effects of Inflation on Financial Information” and Bulletin B-12 “Statements of Changes in Financial Position.” These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Pursuant to Mexican GAAP, which differs in some significant respects from U.S. GAAP, financial data for all periods in the financial statements included in this Annual Report (the “Consolidated Financial Statements”), unless otherwise noted, have been restated in constant pesos at December 31, 2003, using the National Consumer Price Index (“NCPI”).

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.11.232 to US$1.00, the average interbank free market exchange rate on December 31, 2003 as reported by the Banco de México (“Mexican Central Bank”). On June 28, 2004, this exchange rate was Ps.11.485 to US$1.00.

Market data and other statistical information used throughout this Annual Report as noted are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on TV Azteca’s good faith estimates, which are derived from its review of internal surveys, as well as the independent sources listed above. Although TV Azteca believes these sources are reliable, it has not independently verified the information and cannot guarantee its accuracy and completeness. (See – “Executive Summary” below).

b) Executive Summary

This summary contains basic information on our Company and the stock offers. You must read the entire Annual Report in a thorough manner, including risk factor, the financial statements and the notes related to such financial statements in this Annual Report.

Our Company

TV Azteca is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico. TV Azteca’s deed of incorporation was executed on June 2, 1993 and TV Azteca was registered in the Public Registry of Commerce in Mexico City on July 13, 1993 under the number 167346. The term of TV Azteca’s incorporation is 99 years beginning on the date that TV Azteca’s deed of incorporation was executed. TV Azteca’s principal executive offices are located at Av. Periferico Sur 4121, Col. Fuentes del Pedregal, México D.F. 14141. TV Azteca’s telephone number at that location is 011-5255-3099-1313. TV Azteca’s Internet address is www.tvazteca.com.mx.

TV Azteca is one of the two largest producers of Spanish-language television programming in the world and is the second largest television broadcasting company in Mexico based on audience and market share.

The Mexican Television Industry

The television industry in Mexico began in the early 1950s when the Mexican government granted licenses for the operation of three very high frequency (“VHF”) television stations in Mexico City. Since then, the Mexican government has granted licenses for one ultra high frequency (“UHF”) station and four additional VHF stations in Mexico City, including TV Azteca’s Channels 7 and 13, and numerous other licenses for the operation of stations in localities throughout Mexico.

TV Azteca’s Mexican Television Networks

TV Azteca currently owns and operates two national television networks in Mexico, Azteca 7 and Azteca 13. These networks are comprised of 315 television transmission sites located throughout Mexico that broadcast programming at least 23.5 hours a day, seven days a week. Two hundred seventy-three of the network’s stations are repeater stations that solely rebroadcast programming and advertisements received from the Mexico City anchor stations. The remaining 44 network stations broadcast local programming and advertisements in addition to the programming and advertisements supplied by the anchor stations.

Programming

TV Azteca is one of the largest producers of Spanish-language programming in the world. TV Azteca believes that its ability to provide a diverse mix of quality programming has been, and will continue to be, one of the primary factors in maintaining and increasing its overall ratings and share of the Mexican television audience. TV Azteca focuses on producing and acquiring programming that appeals to the different target audiences of its Azteca 7 and 13 networks. TV Azteca also believes that developing separate identities for its networks has helped TV Azteca capture an increasing share of the Mexican television audience and has provided its advertisers with the opportunity to tailor their advertisements to specific demographic groups.

In order to maintain the high quality of its programming, TV Azteca convenes focus groups and conducts surveys to evaluate the prospective popularity of new programming ideas. TV Azteca also uses portions of its unsold advertising time to market aggressively both its internally produced programming and purchased programming in order to create and sustain viewer interest.

Selected Financial Information

(in millions of U.S. dollars or constant pesos of December 31, 2003 purchasing power, except ratios, percentages, exchange rates and coverage data)	Year Ended December 31,
	1999		2000		2001		2002		2003		2003(1)
Income Statement Data:
Mexican GAAP
Net revenue	Ps.	5,141	Ps.	6,224	Ps.	6,366	Ps.	6,956	Ps.	7,281	US$	648
Programming, production, exhibition and transmission costs		2,441		2,786		2,568		2,611		2,854		254
Selling and administrative expenses		920		977		995		1,013		1,051		94
Total costs and expenses		3,361		3,763		3,563		3,624		3,905		348
Depreciation and amortization(2)		667		652		628		401		369		33
Operating profit(3)		1,113		1,809		2,175		2,931		3,007		268
Other expenses—net		(1,034)		(391)		(254)		(619)		(417)		(37)
Net comprehensive financing (cost) income(4)		41		(692)		(344)		(1,148)		(837)		(75)
Income before provision for income tax, deferred income tax and extraordinary items		120		726		1,577		1,165		1,753		156
Provision for income tax and deferred income tax (expense) benefit		(387)		21		(11)		(141)		(176)		(16)
Extraordinary items(5)		69		(349)		0		0				0
Net income (loss)		(199)		398		1,566		1,023		1,577		140
Net income (loss) of minority stockholders		(22)		(6)		(2)		0		1		0
Net income (loss) of majority stockholders		(177)		404		1,568		1,024		1,576		140
Net income (loss) per share applicable to majority stockholders		(0.022)		0.045		0.174		0.113		0.173		0
Weighted average shares outstanding (in millions)		7,932		8,967		9,025		9,057		9,125
Balance Sheet Data:
Mexican GAAP
Property, machinery and equipment—Net	Ps.	3,186	Ps.	2,784	Ps.	2,396	Ps.	2,320	Ps.	2,185	US$	195
Television concessions—Net		4,208		4,019		3,892		3,890		3,852		343
Total assets		20,461		21,362		22,349		22,520		21,299		1,896
Total debt(6)		7,338		6,824		6,435		6,402		7,516		669
Advertising advances(7)		3,852		4,634		4,824		4,623		4,903		437
Unefon advertising advance		2,364		2,405		2,348		2,253		2,075		185
Todito advertising, programming and services advance		0		947		744		524		320		28
Capital stock		2,823		2,828		2,846		2,849		1,356		121
Majority stockholders’ equity		5,111		4,554		5,998		6,845		4,599		409
Minority stockholders’ equity		41		13		9		9		0		0
Total stockholders’ equity		5,152		4,568		6,007		6,854		4,599		409
Preferential dividends per D-A and D-L Shares		0.00819		0.00819		0.00819		0.00819		0.00819		0.00073

(1)	The U.S. dollar amounts represent the peso amounts expressed as of December 31, 2003 purchasing power, translated at an exchange rate of Ps.11.232 per U.S. dollar, the average interbank free market exchange rate on December 31, 2003 as reported by the Mexican Central Bank.
(2)	Effective January 1, 2002, TV Azteca changed the annual depreciation rate applied to its transmission towers from 16% to 5% based on the remaining useful life of these assets. This resulted in a decrease in depreciation expense of Ps.44 million (US$3.9 million) for the year ended December 31, 2002. Also effective as of January 1, 2002, TV Azteca adopted Statement C-8 “Intangible Assets” issued by the MIPA. As a result of the adoption of Statement C-8, TV Azteca determined that its television concessions qualified as indefinite useful life intangible assets. Accordingly, TV Azteca no longer amortizes its television concessions.
(3)	The decrease in operating profit in 1999, under Mexican GAAP, resulted from the absence of World Cup Soccer Championship (“World Cup”) revenues in 1999 and the decision by TV Azteca not to raise its US$59 million (nominal) from advertising rates in 1999, which resulted in a decrease in revenues on a constant peso basis.
(4)	Changes in net comprehensive financing cost reflect fluctuations in the peso-U.S. dollar exchange rate. Net comprehensive financing costs decrease in years in which the peso appreciates against the U.S. dollar and increase in years in which the peso depreciates against the U.S. dollar since TV Azteca’s U.S. dollar-denominated monetary liabilities exceed TV Azteca’s U.S. dollar-denominated monetary assets.
(5)	Extraordinary items in 1999 include income tax benefits from utilization of tax loss carryforwards. Extraordinary items in 2000 include the effect of the National Broadcasting Company (“NBC”) Settlement—net of income tax. Pursuant to a change in Mexican GAAP for the period after December 31, 1999, TV Azteca is not required to report as an extraordinary item income tax benefits from utilization of tax loss carryforwards. Effective January 1, 2000, TV Azteca adopted the guidelines of new Statement D-4, “Accounting Treatment of Income Tax, Asset Tax and Employees’ Statutory Profit Sharing” issued by the MIPA. Pursuant to this statement, the amortization of tax loss carryforwards is not considered an extraordinary item, but rather a component of the provision for income tax and deferred income tax (expense) benefit. During the years ended December 31, 2001, 2002 and 2003, the benefit of the amortization of tax loss carryforwards amounted to Ps.431 million, Ps.374 million and Ps.1,433 million (US$127.6 million), respectively.
(6)	Represents TV Azteca’s total liabilities excluding the following items: interest payable, exhibition rights payable, accounts payable and accrued expenses, amounts due to related parties, advertising advances, Unefon advertising advance and Todito advertising, programming and services advance.
(7)	Advertising advances are treated as long-term liabilities under Mexican GAAP.
(8)	Percentage of Mexican television households within broadcast range of the Azteca 7 and Azteca 13 networks, based upon data internally prepared by TV Azteca.

Exchange Rates

Mexico has had a free market for foreign exchange since 1994. Prior to December 1994, the Mexican Central Bank kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by the Mexican Central Bank and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. The peso declined during this period, but was relatively stable in 1999, 2000 and 2001. The recent financial crises in Argentina and Venezuela have caused instability in Latin American financial markets and could have a negative impact on the value of the Mexican peso. TV Azteca cannot assure you that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end interbank free market exchange rate. The rates have not been restated in constant currency units.

	Peso/U.S. dollar Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period End
1999	10.630	9.275	9.560	9.500
2000	10.078	9.181	9.445	9.650
2001	9.979	8.966	9.321	9.160
2002	10.395	9.050	9.757	10.395
2003	11.390	10.120	10.8350	11.232
2004 (through June 28, 2004)	11.689	10.808	11.1901	11.485

(1)	Represents the average rates for each period indicated, based on the average of the interbank free market exchange rates on the last day of each month during the period, as reported by the Mexican Central Bank.

c) Risk Factors

Following are certain risks associated with TV Azteca and the investment in TV Azteca’s securities. The risks and uncertainties described below are not the only risks faced by TV Azteca and represent some of the risks that TV Azteca’s management considers important in order to make an investment in TV Azteca. Some of the risks of investing in TV Azteca’s securities are risks specific to the entering into transactions in Mexico. Other risks are specific to the operations of TV Azteca. The following discussion contains information on the Mexican government and the Mexican economy obtained from official publications of the Mexican government. TV Azteca has not verified this information independently. Should any of the following risks materialize, they may affect adversely and materially the operation, financial situation or operation risks of TV. Should the foregoing happen, the trading price of the securities may diminish and you may lose your investment in whole or in part.

Risks Related to the Operations of TV Azteca

TV Azteca is highly leveraged and its substantial leverage and debt service obligations could adversely affect its business.

TV Azteca is a highly leveraged company, which means that it has a large amount of debt relative to its equity. TV Azteca has US$300 million outstanding principal amount of 10 1/2% Notes due February 15, 2007 (the “TV Azteca 10 1/2% Notes”). In addition, as of December 31, 2003, TV Azteca had US$125 million of indebtedness consisting of 10 1/8% Notes due 2004 (the “TV Azteca 10 1/8% Notes”), which TV Azteca paid on February 15, 2004 (the TV Azteca 10 1/2% Notes and the TV Azteca 10 1/8% Notes, jointly the “TV Azteca Notes”). The indenture governing the TV Azteca Notes (the “TV Azteca Indenture”) permits TV Azteca, based on its financial results, to incur substantial additional indebtedness in the future. TV Azteca will require substantial cash flow to meet its repayment obligations on the TV Azteca Notes and any future additional indebtedness it may incur. TV Azteca may not be able to generate enough cash to pay the principal, interest and other amounts due under its indebtedness, and there is no assurance that market conditions will permit TV Azteca to refinance its existing indebtedness at maturity. TV Azteca’s substantial leverage could have negative consequences, including:

•	requiring the dedication of a substantial portion of its cash flow from operations to service indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures, marketing efforts, future growth plans and distributions payable to its shareholders;

•	limiting its ability to obtain additional financing or to refinance its existing indebtedness;

•	placing it at a possible competitive disadvantage relative to less leveraged competitors and competitors with greater access to capital resources;

•	increasing its vulnerability to downturns in its business or the Mexican economy generally; and

•	limiting its ability to implement its recently announced distribution policy.

TV Azteca’s operations are subject to covenant restrictions that may adversely affect its ability to conduct its business.

The TV Azteca Indenture imposes significant operating and financial restrictions on TV Azteca. Such restrictions will affect, and in many respects will limit or prohibit, among other things, TV Azteca’s ability to create liens and to use the proceeds from certain asset sales. The restrictive covenants contained in the TV Azteca Indenture may make TV Azteca more vulnerable to economic downturns, limit the ability of TV Azteca and reduce the flexibility of TV Azteca in responding to changing business or economic conditions or to substantial declines in operating results.

TV Azteca’s newly announced distribution policy will significantly decrease the balance of the restricted payments basket available pursuant to the TV Azteca Indenture.

On February 7, 2003, TV Azteca announced that its Board of Directors had approved a six-year use of cash plan pursuant to which TV Azteca intends to use the free cash generated from its operations to reduce its outstanding indebtedness, which was US$669.2 million as of December 31, 2003. TV Azteca also announced the Board of Directors’ intention to make scheduled distributions to shareholders of approximately US$500 million to its shareholders over the next six years. On April 30, 2003, TV

Azteca’s shareholders approved distributions to shareholders for an aggregate amount of US$140 million (approximately US$3 million of preferential dividends for D-A Shares and D-L Shares and approximately US$137 million of capital reductions), of which US$125 million was paid on June 30, 2003 and US$15 million was paid on December 5, 2003. On April 5, 2004, TV Azteca’s shareholders approved distributions to shareholders for an aggregate amount of approximately US$55 million (approximately US$3 million of preferential dividends for D-A Shares and D-L Shares and US$52 million of capital reductions), of which US$33 million was paid on May 13, 2004 and approximately US$22 million will be paid on November 11, 2004.

The TV Azteca Indenture, subject to certain conditions and exceptions, restricts TV Azteca’s ability to make dividends and other distributions in cash to its shareholders. TV Azteca’s ability to make future distributions will be limited at any time to the then current balance of the restricted payments basket. Generally, the capacity of the restricted payments basket is increased by positive adjusted EBITDA of TV Azteca, as defined in the TV Azteca Indenture, net cash proceeds received by TV Azteca from the sale of its capital stock and the reduction in investments received by TV Azteca in cash. In turn, the capacity of the restricted payments basket is decreased when TV Azteca makes restricted payments, such as dividends and other distributions, investments other than permitted investments and interest payments on its indebtedness.

As of December 31, 2003, the balance under TV Azteca’s restricted payments basket was approximately US$340 million. However, the balance under TV Azteca’s restricted payments basket will be reduced to US$285 million after giving effect to the payment of the approximately US$55 million shareholder distribution to be paid during 2004. TV Azteca cannot assure you that in the future the balance of TV Azteca’s restricted payments basket will be sufficient to permit it to make significant scheduled shareholder distributions, if any at all.

TV Azteca has a controlling shareholder and TV Azteca engages in transactions with related parties, including its controlling shareholder.

Approximately 59.80% of TV Azteca’s capital stock is owned directly or indirectly by Ricardo B. Salinas Pliego, TV Azteca’s Charman, and his family. Consequently, Mr. Salinas Pliego has the power to elect a majority of TV Azteca’s directors and to determine the outcome of substantially all actions requiring shareholder approval.

Historically, TV Azteca and its subsidiaries have engaged in a variety of transactions with certain affiliates, including entities owned or controlled by Mr. Salinas Pliego and his family. Those entities include Unefon, Todito and Grupo Elektra. While there are restrictions set forth in the TV Azteca Indenture limiting some types of transactions with affiliates, TV Azteca may engage in certain permitted transactions with affiliates in the future. TV Azteca cannot assure you that future agreements among TV Azteca and its affiliates will be entered into on an arm’s-length basis.

Television broadcasting in Mexico is highly competitive.

Television broadcasting in Mexico is highly competitive and the popularity of television shows, an important factor in advertising sales, is readily susceptible to change. TV Azteca faces competition from other sources of television programming. Televisa, TV Azteca’s principal competitor, generated a substantial majority of the Mexican television advertising sales in each of the last four years. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”). Televisa, which faced little competition in the over-the-air television market prior to TV Azteca’s acquisition of Channels 7 and 13 from the Mexican government in 1993, has substantially more experience in the television industry and substantially greater resources than TV Azteca does. Televisa is one of the leading producers of Spanish-language television programming in the world and has over 20 years of experience producing telenovelas. Televisa also has significant interests in other media, including radio, publishing, music recording and the Internet, which enables Televisa to offer its customers attractive rates for packages combining advertising in various media.

TV Azteca cannot assure you that it will be able to maintain or improve its share of the Mexican television advertising or viewing market in the future, nor can TV Azteca assure you that its costs of obtaining programming and hiring production and creative staff, or the prices at which TV Azteca sells advertising time, will not be adversely affected by competition. In addition to competing with conventional, over-the-air television stations, including certain government-run stations as well as those owned by or affiliated with Televisa, TV Azteca also competes for Mexican television viewers with pay television providers. Cable television, multi-channel multipoint distribution systems (“MMDS”) and direct-to-home (“DTH”) satellite services represent a potential source of competition for TV Azteca’s advertising sales, audiences and program rights. According to IBOPE AGB Mexico, the penetration of pay television as of July 1, 2003 was approximately 16% of all television households.

In November 1996, the U.S. and Mexico signed an agreement regarding cross-border satellite television transmissions. Under the agreement, the Mexican government allows U.S. satellite transmission companies to provide DTH satellite services to Mexican households. TV Azteca cannot assure you that pay television services will not secure a more significant share of the Mexican television audience and television advertising market in the future.

In addition, TV Azteca also competes for advertising revenues with other forms of advertising media, such as radio, billboards, newspapers, magazines and the Internet.

The seasonal nature of TV Azteca’s business affects TV Azteca’s revenue and low fourth quarter revenues could impact TV Azteca’s results of operations.

TV Azteca’s business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry. TV Azteca’s revenue from advertising sales, which is recognized when the advertising is aired, is generally highest in the fourth quarter because of the high level of advertising during the holiday season. (See “Financial Information – Management Discussion and Analysis on the Operating Results and Financial Situation of the Issuer”). Accordingly, TV Azteca’s results of operations depend disproportionately on revenue recognized in the fourth quarter and a low level of fourth quarter advertising revenue could harm TV Azteca’s results of operations for the year.

TV Azteca’s revenue and profitability are affected by major broadcast events.

In the past, TV Azteca has generated substantial advertising revenue from broadcasting infrequently recurring major broadcast events. (See “Financial Information – Management Discussion and Analysis on the Operating Results and Financial Situation of the Issuer”). TV Azteca’s broadcast of the 2000 Summer Olympics, the Eurocup Soccer Championship, the Gold Cup Soccer Championship and the 2002 World Cup, as well as the 2000 Mexican presidential campaign and election, significantly increased net revenue during the periods in which they were shown. The absence or cancellation of major broadcast events in some years may harm TV Azteca’s financial condition and results of operations, as in 1999 and 2001, when there were no Summer Olympic or Soccer Championship games. Similarly, TV Azteca’s results of operations may be harmed in years in which a major broadcast event that is expected to draw a large viewing audience in Mexico is held but TV Azteca is unable to obtain the broadcast rights to the event.

If TV Azteca loses one or more of its key advertisers, it could lose a significant amount of its revenues.

In 2003, TV Azteca’s five largest advertisers, Pond’s de México, S.A. de C.V., Procter and Gamble, S.A. de C.V., Teléfonos de México, S.A. de C.V., Cervecería Modelo, S.A. de C.V. and Panificación Bimbo, S.A. de C.V., and their affiliates, together accounted for 14% of TV Azteca’s net revenue. The termination of TV Azteca’s relationship with any one of its principal advertisers could harm its operating results.

TV Azteca’s costs of producing and acquiring programming may increase.

TV Azteca’s most significant variable operating costs relate to its internally produced programming and its purchased programming. (See “The Company – Business Description – Principal Activities, Distribution Channels, Principal Assets and Market Information”). The cost of internally produced programming varies considerably depending on the type of programming, and is generally more expensive than purchased programming. Moreover, the production of telenovelas is more expensive relative to the production of other types of programming.

If TV Azteca fails to manage effectively the costs of its internally produced programming or of acquiring exhibition rights for purchased programming, it is possible that its programming costs will increase at a rate higher than advertising revenue. If programming costs increase substantially, TV Azteca’s results of operations may be negatively affected.

From time to time, litigation matters involving TV Azteca have resulted, and may in the future result, in the expenditure of significant financial resources and management attention to the resolution of such controversies.

TV Azteca is currently involved in certain disputes and legal proceedings. (See “The Company – Business Description – Legal Administrative and Arbitral Proceedings”). As TV Azteca vigorously defends itself in these disputes, it incurs significant legal expenses. In addition, these matters may from time to time divert the attention of TV Azteca’s management and staff from their customary responsibilities. Moreover, an adverse resolution of an existing legal proceeding involving TV Azteca could have a material adverse effect on TV Azteca’s operating results and financial condition.

If TV Azteca fails to retain members of its senior management, it may be difficult for it to find equally skilled replacements, and its failure to do so would adversely affect its ability to conduct its business.

TV Azteca’s success depends in large part upon the abilities and continued service of its senior management, none of whom have executed employment agreements with TV Azteca. TV Azteca’s senior management is particularly important to its business because of their experience and knowledge of the media industry both in Mexico and internationally. The loss or unavailability to TV Azteca of any of its key management personnel could have significant negative effects. To the extent that the services of its senior management would be unavailable to it for any reason, TV Azteca would be required to hire other personnel to manage and operate its company. There may be a limited number of persons with the requisite skills to serve in these positions, particularly in the markets where TV Azteca operates its business. TV Azteca cannot assure you that it would be able to locate or employ such qualified personnel on acceptable terms.

TV Azteca may experience liquidity difficulties.

TV Azteca may experience liquidity difficulties as a result of a devaluation of the peso or other future economic crises. In addition, any significant decline in TV Azteca’s advertising revenue or significant increase in TV Azteca’s operating costs could cause TV Azteca to experience further liquidity difficulties. The same would be true of any significant increase in the peso cost of debt service on TV Azteca’s U.S. dollar-denominated indebtedness.

TV Azteca’s business is regulated by the Mexican government and its business would be harmed if its broadcast concessions were not renewed or were taken away.

To broadcast commercial television in Mexico, a broadcaster must have a license from the Ministry of Communications and Transportations (Secretaría de Comunicaciones y Transportes or “SCT”). The SCT grants concessions comprised of one or more broadcast licenses. These concessions may be revoked in very limited circumstances. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”). TV Azteca does not expect any of its concessions to be revoked. TV Azteca’s concessions must be renewed upon expiration and the expiration dates for its broadcast concessions range from April 2006 to July 2009. However, if the SCT fails to renew one or more of TV Azteca’s concessions, TV Azteca will not be able to operate. TV Azteca believes, in part based on the government’s renewal in 1999 of its concession for broadcast in Chihuahua, that the government generally will renew its television concessions upon expiration so long as TV Azteca has operated them in substantial compliance with the terms and conditions of the concessions and in accordance with applicable law. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”). However, TV Azteca cannot assure you that this will happen in the future or that current Mexican law will not change. If TV Azteca is unable to renew its concessions prior to expiration, its business would be significantly harmed.

The payment and amount of dividends are subject to covenant restrictions and to the determination of TV Azteca’s controlling shareholder.

The payment and amount of dividends are subject to the recommendation of TV Azteca’s Board of Directors and approval by the holders of the A Shares. Ricardo B. Salinas Pliego controls directly and indirectly through Azteca Holdings a majority of the A Shares. As long as he continues to control a majority of these shares, he will have, as a result, the ability to determine whether or not dividends are to be paid and the amount of any dividends. In addition, the TV Azteca Indenture contains covenants that restrict, among other things, TV Azteca’s payment of dividends.

The significant share ownership of the controlling shareholder may have an adverse effect on the future market price of the CPOs.

Ricardo B. Salinas Pliego and his family control approximately 59.80% of TV Azteca’s capital stock. Actions by Mr. Salinas Pliego with respect to the disposition of the CPOs he beneficially owns, or the perception that such actions might occur, may adversely affect the trading price of the CPOs on the Mexican Stock Exchange and the market price of the ADSs. In addition, the repayment of debt of Azteca Holdings that is secured by CPOs may involve the sale of pledged CPOs. (See “Management – Related Party Transactions and Conflicts of Interests”).

Holders of ADSs may experience dilution as a result of the exercise of stock options with exercise prices substantially below the market price of the ADSs.

At May 31, 2004, TV Azteca had outstanding stock options with respect to approximately 46.27 million CPOs at exercise prices ranging from approximately US$0.29 to US$0.50 per CPO. Currently there are no new CPOs reserved for issuance pursuant to stock options. In addition to the options currently outstanding, TV Azteca has in the past issued options at substantially below the then-prevailing market price of TV Azteca’s CPOs, and TV Azteca may do so in the future. (See “Management – Directors and Shareholders”).

There are risks associated with the Mexican Stock Exchange.

The Mexican securities market is not as large or as active as the securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has been less liquid and more volatile than other markets. To control excess price volatility, the Mexican Stock

Exchange operates a system that suspends dealing in shares of a particular issuer when changes in the price of such shares (expressed as a percentage of that day’s opening price) exceed certain levels. This system is not expected to apply to the CPOs so long as the ADSs are listed on the New York Stock Exchange or another foreign market.

Risks Related to the Azteca Holdings Notes and the TV Azteca Notes

Azteca Holdings may not have sufficient funds to make the principal, interest and amortization payments on the Azteca Holdings Notes.

Azteca Holdings, TV Azteca’s majority shareholder, will need to obtain sufficient funds to make the following payments: (i) the interest, amortization and principal payments on the Azteca Holdings 10 3/4% Senior Secured Amortizing Notes due 2008 (the “Azteca Holdings 10 3/4% Notes”); (ii) the interest and principal payments on the Azteca Holdings 12 1/4% Senior Amortizing Notes due 2008 (the “Azteca Holdings 12 1/4% Notes”) and (iii) the interest and principal payments on the Azteca Holdings 12 1/2% Senior Secured Notes due 2005 (the “Azteca Holdings 12 1/2% Notes” and together with the Azteca Holdings 10 3/4% Notes and the Azteca Holdings 12 1/4% Notes, the “Azteca Holdings Notes”). If Azteca Holdings is unsuccessful in obtaining the necessary funds, Azteca Holdings’ failure to make any or all of these payments would result in a default under each of the indentures governing the Azteca Holdings Notes. The following chart sets forth the total amount currently owed by Azteca Holdings under its notes and the principal, interest and total amounts due on these notes over the next four years:

Amortization Table for Azteca Holdings (“AH”) Notes in Millions of U.S. dollars

		June 2004	Dec. 2004	June 2005	Dec. 2005	June 2006	Dec. 2006	June 2007	Dec. 2007	June 2008
Principal	Int. Rate
AH ‘05	12 1/2	—	—	129.0	—	—	—	—	—	—
AH ‘08	10 3/4	2.3	—	2.3	—	2.3	—	2.3	—	2.3
AH ‘08	12 1/4	—	—	24.1	—	24.1	—	24.1	—	24.1

Interest	Int. Rate
AH ‘05	12 1/2	8.1	8.1	8.1	—	—	—	—	—	—
AH ‘08	10 3/4	0.6	0.5	0.5	0.4	0.4	0.3	0.3	0.1	0.1
AH ‘08	12 1/4	5.9	5.9	5.9	4.4	4.4	2.9	2.9	1.5	1.5

Total (Principal and Interest)		16.9	14.5	169.8	4.8	31.2	3.2	29.6	1.6	28.0

On August 11, 2003, Azteca Holdings filed an Exchange Offer Registration Statement (the “Registration Statement”) for the Azteca Holdings Notes, but the Registration Statement was never declared effective by the U.S. Securities and Exchange Commission (the “SEC”). As a result, pursuant to certain Registration Rights Agreements governing the Indentures, Azteca Holdings has been obligated to pay additional default cash interest on the applicable notes until the Registration Statement is declared effective. The corresponding additional interests on the Azteca Holdings Notes shall be paid until such time when Azteca Holdings ceases to be in default under the Registration Statement. As of June 30, 2003, Azteca Holdings has paid US$27,757.42 on the Azteca Holdings 10 3/4% Notes and US$145,041.89 on the Azteca Holdings 12 1/4% Notes. Azteca Holdings cannot predict when the Registration Statement will be declared effective, but management does not believe that the default interest payments will materially impact Azteca Holding’s future operations.

If the holders of the Azteca Holdings Notes pursue an enforcement action against the TV Azteca shares held by Azteca Holdings which results in Azteca Holdings beneficially owning less than 51% of the total voting stock of TV Azteca, then a change of control will be deemed to have occurred under the TV Azteca Indenture, which would obligate TV Azteca to make an offer to purchase all of the outstanding TV Azteca Notes. See “—TV Azteca may not be able to fund a change of control offer” immediately below.

TV Azteca may not be able to fund a change of control offer.

Upon the occurrence of a change of control (as defined under the TV Azteca Indenture), TV Azteca will be required to offer to repurchase all outstanding TV Azteca Notes at 101% of the principal amount of the TV Azteca Notes, plus accrued but unpaid interest, if any, to the date of the purchase. A change of control also may constitute a default under TV Azteca’s existing or future indebtedness or TV Azteca’s subsidiaries’ existing or future indebtedness, which could result in such indebtedness effectively becoming due and payable. The source of funds for any repurchase of the TV Azteca Notes and any such other payments will be TV Azteca’s available cash or cash generated from other sources. However, TV Azteca cannot assure you that it will have sufficient funds to purchase all of the TV Azteca Notes that might be delivered by noteholders seeking to accept the offer to purchase as well as all such other amounts that may be due and payable at that time.

Mexican regulations would adversely affect the rights and interests of noteholders if TV Azteca were subject to a bankruptcy proceeding (concurso mercantil).

Under Mexico’s Ley de Concursos Mercantiles (“Law on Commercial Reorganization”), if TV Azteca is declared bankrupt, its obligations under the TV Azteca Notes:

•	would be converted into pesos and then from pesos into inflation-adjusted units (Unidades de Inversión);

•	would be satisfied at the time claims of all TV Azteca’s creditors are satisfied;

•	would be subject to the outcome of, and priorities recognized in, the relevant proceedings;

•	would cease to accrue interest; and

•	would not be adjusted to take into account any depreciation of the peso against the dollar occurring after such declaration.

TV Azteca may have to make payments due on the TV Azteca Notes in pesos in certain circumstances.

Although TV Azteca is required to make payments of amounts owed on the TV Azteca Notes in U.S. dollars, pursuant to the Ley Monetaria de los Estados Unidos Mexicanos (the “Mexican Monetary Law”) TV Azteca is legally entitled to pay in pesos if payment of the TV Azteca Notes is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). Such payment would be made at the rate of exchange for pesos prevailing at the time and place of payment. In the event that TV Azteca makes payments in pesos, TV Azteca cannot assure you that you could convert the amounts paid in pesos into U.S. dollars or that the peso amounts would be sufficient to purchase U.S. dollars equal to the amount of principal, interest or additional amounts due on the TV Azteca Notes. However, TV Azteca has agreed under the TV Azteca Indenture to indemnify the holder of any TV Azteca Notes for the difference between the U.S. dollar amount due to the holder and the U.S. dollar amount that the holder is able to purchase with the amount in pesos that the holder receives or recovers.

Risks Related to the Azteca America Network

The Azteca America Network’s limited history of operations as a U.S. Spanish language television network makes an evaluation of its business and financial condition difficult.

TV Azteca’s operations in the United States commenced only recently and to date have not generated significant revenue. The growth of the Azteca America Network, a new Spanish-language television broadcast network in the United States operated by Azteca International Corporation (“Azteca

International”), depends on the appeal of TV Azteca’s programming and content to U.S. television audiences and Azteca International’s ability to establish relationships with broadcast stations or cable networks in U.S. markets that have a substantial Hispanic population. Azteca International’s ability to establish such relationships will be affected by several factors, including the willingness of prospective affiliates to broadcast TV Azteca’s programming and Azteca America’s programming, the availability of channels on cable systems to include TV Azteca’s programming and Azteca America’s programming, the ability of Azteca International’s affiliates to fund their operations and capital expenditures and the willingness of Azteca International’s competitors to offer their programming on terms with which Azteca International is unable to compete.

The television broadcasting industry in the United States is subject to extensive governmental regulation, which may adversely affect Azteca International’s business. Among other things, these regulations limit the percentage of a U.S. broadcast station that may be owned by a foreign-controlled corporation, such as Azteca International, to 25%.

Further, the Azteca America Network faces significant competition in the U.S. Spanish-language television broadcast market from both Univision Communications, Inc. (“Univision”) and Telemundo Group, Inc. (“Telemundo”), which is owned by NBC. Each of these competitors has a larger network of affiliates and greater financial resources than Azteca International, and together they presently have substantially the entire U.S. audience share for Spanish-language television.

Azteca International is subject to risks associated with its joint ventures with station affiliates.

Azteca International’s future growth strategy focuses upon entering into station affiliation agreements with existing over-the-air television broadcasting stations that could complement or expand its business. The negotiation of additional station affiliation agreements, as well as the integration of new stations into the Azteca America Network, could require the stations to incur significant costs and cause diversion of management’s time and resources. Failure to achieve the anticipated benefits of any station affiliation or to successfully integrate the operations of new station affiliates could also adversely affect Azteca International’s business and results of operations.

If Azteca International is unable to renew its station affiliation agreements upon termination or enter into new station affiliation agreements, revenues from the markets served by such stations may be significantly diminished.

The various station affiliation agreements Azteca International has entered into either terminate or are terminable after a defined period of time. If Azteca International is unable to agree upon new terms of continuing affiliation with a station operator or find a comparable affiliate in the designated market area served by that station, the revenues generated by the Azteca America Network in that market may be significantly diminished. Moreover, if the Echostar Satellite Corporation (“Echostar”) lawsuit is adversely determined against TV Azteca, this could have an adverse effect on the ability of TV Azteca to provide Azteca International’s station affiliates and cable operators with programming that is also broadcast on the Azteca 13 network (the “Azteca 13 Programming”). (See “The Company – Business Description, Judicial Administrative and Arbitral Proceedings”). This in turn could impact the business and operations of Azteca International and the station affiliates currently comprising the Azteca America Network as well as reduce the interest of other broadcast stations in becoming a part of the Azteca America Network. In certain circumstances, if Echostar obtains an injunction barring Azteca International from distributing Azteca 13 Programming to over-the-air broadcasters that retransmit it to U.S. cable operators, then, subject to certain conditions, certain of Azteca International’s station affiliates would have the right to cancel their station affiliation agreements. Although Echostar is continuing to seek a permanent injunction against TV Azteca, the U.S. court denied Echostar’s application for a preliminary injunction on April 3, 2003. TV Azteca is awaiting final disposition by the U.S. court.

Azteca International’s inability to sell advertising time on its network will adversely affect its revenues and its business.

Azteca International’s business depends on its and its station affiliates’ ability to sell advertising time. Azteca International’s ability to sell advertising time will depend, in large part, on audience ratings and on the overall level of demand for television advertising. A downturn in the U.S. economy could reduce the overall demand for advertising, and therefore adversely affect Azteca International’s ability to generate advertising revenues. A decline in audience ratings (as a result of competition, a lack of popular programming or changes in viewer preferences) would also adversely affect Azteca International’s revenues, as advertising revenues depend on audience ratings. Also, significant audience ratings for a new television network can take longer to develop as there are multiple viewing options, both in the English and Spanish language, that U.S. Hispanics are familiar with. Moreover, even if the broadcaster has accomplished significant audience levels, such levels could take longer to be reflected in its ratings when measured using certain rating measurement methodologies that rely on top-of-mind surveys. In addition, because Azteca International is focusing its business on the Spanish-language television audience, its level of audience will depend upon:

•	the desire of Spanish-speaking persons in the United States to view Spanish-language programming; and

•	the growth of the Spanish-speaking audience by continued immigration and the continued use of Spanish among Hispanics in the United States.

Should either of these factors change, the Azteca America Network could lose part of its target audience, resulting in a decline in ratings and a loss of advertising revenues.

Azteca International’s ability to sell advertising time will also depend on the level of demand for television advertising. Historically, the advertising industry, relative to other industries, has been particularly sensitive to the general condition of the economy. As a result, Azteca International believes that spending on advertising tends to decline disproportionately during an economic recession or downturn as compared to other types of business spending. Consequently, a recession or downturn in the U.S. economy would likely materially adversely affect the advertising revenues and results of operations of the Azteca America Network and in turn Azteca International.

Because the U.S. Hispanic population is highly concentrated geographically, a regional downturn in economic conditions or other negative event in particular markets could have a material adverse effect on the operations of the Azteca America Network.

Approximately 33% of all U.S. Hispanics live in the Los Angeles, New York and Miami-Fort Lauderdale markets, and the top 10 U.S. Hispanic markets collectively provide coverage to approximately 56% of the U.S. Hispanic population over 2 years old. As a result, a significant decline in the revenue from the operations of the stations in these television markets, whether due to a regional economic downturn, increased competition or otherwise, could have a material adverse effect on the financial performance of the Azteca America Network.

Risks Related to Doing Business in Mexico

If the peso devalues in the future against the U.S. dollar, it will be more difficult for TV Azteca to repay debt.

Declines in the value of the peso relative to the U.S. dollar increase the interest costs in pesos of TV Azteca’s non-peso-denominated indebtedness and increase the cost in pesos of TV Azteca’s other dollar-denominated expenditures. A significant portion of TV Azteca’s operating costs and other expenditures are dollar-denominated. These costs include the payments TV Azteca makes for the exhibition rights for purchased programming, for the leasing of satellite transponders and for purchases of capital equipment. As of December 31, 2003, the largest part of TV Azteca’s indebtedness was denominated in U.S. dollars. Since substantially all of TV Azteca’s revenue is denominated in pesos, the increased costs are not offset by any exchange-related increase in revenue.

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. For example, in 1994, the value of the peso declined 60.8% against the U.S. dollar. Between January 1, 1995 and December 31, 1996, the Mexican peso depreciated an additional 57.6% against the U.S. dollar. The significant devaluation of the peso caused TV Azteca’s financial results to suffer. Between December 31, 2002 and December 31, 2003, the Mexican peso depreciated 8.05% against the U.S. dollar and between December 31, 2003 and May 31, 2004, the Mexican peso depreciated a further 1.95% against the U.S. dollar. TV Azteca cannot assure you that the peso will not depreciate in value relative to the U.S. dollar in the future. Any future devaluations of the peso could adversely affect TV Azteca’s assets, liquidity and results of operations.

TV Azteca’s financial results are dependent on the Mexican economy.

Declines in growth, high rates of inflation and high interest rates in Mexico have a generally adverse effect on TV Azteca’s business. The slower the growth of the Mexican economy, the slower the growth of advertising spending. In the event that inflation in Mexico returns to high levels while economic growth slows, TV Azteca’s’ results of operations, its financial condition and the market price of its securities will all be affected. In addition, high interest rates and economic instability could increase TV Azteca’s costs of financing or make it difficult for TV Azteca to refinance its existing indebtedness.

Fluctuations in the U.S. economy or the global economy in general may adversely affect Mexico’s economy and TV Azteca’s business.

Mexico’s economy is vulnerable to market downturns and economic slowdowns in the United States and elsewhere in the world. The recent slowdown in the growth of the U.S. economy, exacerbated by the September 11 terrorist attacks, negatively affected Mexican businesses and limited access to capital for many Mexican companies. Moreover, TV Azteca is unable to predict the implications of the post-war conflicts in Iraq on the level of Mexican consumer confidence, and in turn on the general level of advertising spending in Mexico. In addition, as has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could limit foreign investment in Mexico and adversely affect the Mexican economy. For example, in October 1997, prices of Mexican debt securities and equity securities decreased substantially following a sharp decline in Asian securities markets, and in the second half of 1998, prices of Mexican securities were negatively impacted by economic crises in Russia and Brazil. The recent economic crises in Argentina and Venezuela have caused instability in Latin American financial markets and could have a negative impact on the price of Mexican debt and equity securities. Future economic problems in the U.S. or globally could severely limit TV Azteca’s access to capital and could adversely affect its business.

The Mexican government exercises significant influence over the economy.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Economic plans of the Mexican government in the past often have not fully achieved their objectives, and TV Azteca cannot assure you that current and future economic plans of the Mexican government will achieve their stated goals. Similarly, TV Azteca cannot determine what effect these plans or their implementation will have on the Mexican economy or on TV Azteca’s businesses. Future Mexican governmental actions could have a significant effect on Mexican companies, including TV Azteca, and market conditions.

Fluctuations in interest rates and inflation may adversely affect TV Azteca’s business.

In Mexico, inflation has been high in recent years compared to more developed economies. Any negative fluctuation in interest rates might have an adverse effect on TV Azteca because the amount of interest owed may increase with regard to its present liabilities and indebtedness or other liabilities and indebtedness incurred in the future. Annual inflation was 4.4%, 5.7% and 4.0% for the years ended December 31, 2001, 2002 and 2003, respectively. Any significant increase in the inflation rate in Mexico could adversely affect TV Azteca’s financial condition and results of operations as inflation can adversely affect consumer purchasing power, which affects the ability of TV Azteca’s advertisers to purchase advertising time on its networks.

The political situation in Mexico could negatively affect TV Azteca’s operating results.

Mexico has experienced political changes in recent years. This instability affects Mexico’s business and investment climate. As a Mexican company with substantially all of its assets and operations in Mexico, the political environment in Mexico has a significant impact on TV Azteca’s financial condition and results of operations.

If the Mexican government imposes exchange controls and restrictions, TV Azteca may not be able to service its debt in U.S. dollars.

In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of persons or entities to convert pesos into U.S. dollars, it has done so in the past (most recently in 1982) and could do so again in the future. TV Azteca cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars and limit TV Azteca’s ability to pay dividends on the ADSs and service TV Azteca’s U.S. dollar-denominated debt. Moreover, TV Azteca cannot predict what impact a restrictive exchange control policy would have on the Mexican economy generally.

TV Azteca’s financial statements do not give you the same information as financial statements prepared under U.S. accounting principles and TV Azteca publishes U.S. GAAP financial information less frequently than U.S. companies.

TV Azteca prepares its financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP. TV Azteca cannot assure you that these will be the only differences in the future. In addition, TV Azteca generally only prepares U.S. GAAP information on a yearly basis. As a result, there may be less or different publicly available information about TV Azteca than there is about U.S. issuers.

Risks Related to the Media Industry in Mexico

An increase in the popularity of media alternative to broadcast television may adversely affect TV Azteca’s business.

TV Azteca believes there could be growth in the popularity of media that are alternatives to broadcast television, such as radio, pay television systems (Cable, DTH), the Internet, billboards or newspapers.

Currently, approximately 71% of the total advertising spending in Mexico is allocated to broadcast television, a large proportion compared with other countries. TV Azteca believes that, should audiences have increasing interest in other media, as has been the case in other countries, the broadcast television business in Mexico may be affected. TV Azteca believes that positioning itself as a competitive player in those markets can translate into substantial investments that may hinder its liquidity.

Mergers within various economic sectors may result in a more concentrated advertising market.

Many companies in Mexico are subject to a worldwide trend of mergers and acquisitions, which can result in a lower number of firms competing in the market, and therefore fewer firms advertising on broadcast television.

In recent years, this trend has been particularly significant in the banking, insurance, pharmaceutical and telecommunications sectors in Mexico, resulting in more concentrated industries.

Content production costs could increase as artistic talent migrates to the United States.

In recent years there has been a migration of talented screen personalities to the United States to produce programming for broadcasters focused on U.S. Hispanic audiences. Should this trend increase, TV Azteca believes that there could be a resulting scarcity of artists and programming hosts. A possible consequence of this may be higher compensation for such personalities, and therefore greater overall production costs, reducing TV Azteca’s profitability.

There is a risk that reduced profitability margins may result from programming production for U.S Hispanic audiences.

For the past few quarters, TV Azteca has been producing certain content for its Azteca America Network and for the Los Angeles station KAZA-TV to improve loyalty from target audiences and obtain increased revenue. Should this objective not be met and revenue does not approach the expected amount, TV Azteca believes the cost increase will reduce overall profitability.

Risks Related to Litigation

TV Azteca is currently under investigation by the Securities and Exchange Commission.

Our cooperation with the SEC in its investigation of the Unefon-Nortel-Codisco transactions (described in further detail in Chapter IV. “Management – Related Party Transactions and Conflict of Interest”), which were related party transactions with a controlling shareholder, Ricardo B. Salinas Pliego, may continue to require, substantial management time and attention, may result in significant accounting and legal expense, and may ultimately reduce our net income or interfere with our ability to manage our business. An unfavorable outcome could have a material adverse effect on our business, financial condition, results of operations and cash flows.

TV Azteca has been named as a party to several class action lawsuits, and may be named in additional litigation, all of which could require significant management time and attention and result in significant legal expenses

In the first quarter of 2004, three separate complaints purporting to be class actions were filed in a U.S. federal court alleging that we and some of our officers and directors violated provisions of the U.S. Securities Exchange Act of 1934. These class actions have since been consolidated into a single class action in the U.S. District Court for the Southern District of New York. The expense of defending such litigation may be costly and divert management’s attention from the day-to-day operations of our business.

Risks Related to the Securities Markets and ADS and Share Ownership

Some holders of ADSs have no voting rights.

Holders of ADSs who are not Eligible Mexican Holders (and all other holders of CPOs who are not Eligible Mexican Holders) do not have voting rights with respect to the underlying A Shares or D-A Shares. “Eligible Mexican Holders” are Mexican individuals and Mexican corporations whose charters contain a prohibition on ownership by non-Mexicans of the corporation’s capital stock. Voting rights with respect to the A Shares and the D-A Shares held in the CPO Trust on behalf of holders of CPOs who are not Eligible Mexican Holders will be voted in the same manner as the respective majority of the A Shares and the D-A Shares held by Eligible Mexican Holders and voted at the relevant meeting.

The Mexican Foreign Investment Law and Regulations requires that TV Azteca register any non-Mexican owner of CPOs, or the applicable depositary with respect to any ADSs representing CPOs, with the National Registry of Foreign Investment in Mexico. A non-Mexican owner of CPOs who has not been registered is not entitled to vote any shares underlying the CPOs that he otherwise would have the right to vote or to receive dividends with respect to the shares underlying the CPOs. We have registered the Depositary for this purpose with respect to the ADSs and the CPOs (and the A Shares, D-A Shares, D-L Shares (and, after conversion, L Shares), as applicable, represented thereby). Nevertheless, it is important to emphasize that holders of the ADSs have extremely limited voting rights. See “The Company – Business Description –Applicable Law and Tax Situation” for additional information regarding restrictions affecting non-Mexican holders of shares and ADSs.

All holders of ADSs and CPOs, whether or not they are Eligible Mexican Holders, are entitled to vote the D-L Shares and (after conversion of the D-L Shares) the L Shares. (See “The Company – Business Description –Applicable Law and Tax Situation”). Under TV Azteca’s by-laws and Mexican law, holders of the D-A Shares and the D-L Shares are entitled to vote only in limited circumstances. Each holder of ten percent of TV Azteca’s limited-vote capital stock (D-A Shares and D-L Shares, and after conversion, the L Shares) is entitled to elect one of TV Azteca’s directors. (See “Management – Directors and Shareholders”). Holders of D-A Shares and D-L Shares are entitled to vote on the following matters:

•	transformation of TV Azteca from one type of company to another;

•	any merger of TV Azteca (including a merger in which TV Azteca is the surviving entity);

•	extension of TV Azteca’s existence beyond June 2092;

•	dissolution of TV Azteca before June 2092;

•	a change of TV Azteca’s corporate purposes; and

•	a change of TV Azteca’s nationality.

Holders of L Shares (into which the D-L Shares will be convertible after, August 12, 2007, the tenth anniversary of their original issuance), in the aggregate amount of ten percent of TV Azteca’s limited-vote capital stock, will be entitled (whether the L Shares are held directly or through CPOs or ADSs and whether or not the holders are Eligible Mexican Holders) to elect one of TV Azteca’s directors. Holders of L Shares also will be entitled (whether or not they are Eligible Mexican Holders) to vote solely on the following matters:

•	transformation of TV Azteca from one type of company to another;

•	any merger in which TV Azteca is not the surviving entity; and

•	removal of the L Shares or securities representing them from listing on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”) or any foreign stock exchange and cancellation of the registration of such shares with the RNV.

Preemptive rights may be unavailable to ADS holders.

Under Mexican law, whenever TV Azteca issues new shares for cash, TV Azteca generally must grant preemptive rights to its shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. TV Azteca may not be able to offer shares to U.S. holders of ADSs pursuant to preemptive rights granted to TV Azteca’s shareholders in connection with any future issuance of shares unless:

•	a registration statement under the Securities Act (the “Securities Act”), is effective with respect to such rights and shares; or

•	an exemption from the registration requirements of the Securities Act is available.

At the time of any rights offering, TV Azteca intends to evaluate the costs and potential liabilities associated with a registration statement to enable U.S. holders of ADSs to exercise their preemptive rights, the indirect benefits of enabling U.S. holders of ADSs to exercise preemptive rights and any other factors that TV Azteca considers appropriate at the time. TV Azteca will then decide whether to file such a registration statement.

TV Azteca intends to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement to enable U.S. holders of ADSs to exercise their preemptive rights, the indirect benefits of enabling U.S. holders of ADSs to exercise preemptive rights and any other factors that TV Azteca considers appropriate at the time. TV Azteca will then decide whether to file such a registration statement. However, TV Azteca may not guarantee that a registration statement will be filed. Besides, even in the event that the depositary of the ADS were entitled, if legal and feasible at such time, to sell preemptive rights and distribute the sale proceeds to ADS holders entitled to receive such proceeds, the sale of preemptive rights is not legal in Mexico at present. As a result, the U.S. holders of ADS may not exercise their preemptive rights in connection with future issuances by TV Azteca. In such case, the participation of the holders of ADS in TV Azteca’s capital stock would decrease in proportion to the size of the issuance. Depending on the offer price for the shares, such issuance may result in a dilution of the holders of ADS interests. Preemptive rights may be unavailable to ADS holders.

The protections afforded to minority shareholders in Mexico differ from those afforded to minority shareholders in the United States.

Under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in some respects, less than or different from those in the United States and certain other jurisdictions. In particular, the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive as in the United States, the criteria applied in the United States to ascertain the independence of corporate directors (as the same recently has been made more restrictive in the wake of well publicized corporate scandals) is different from the criteria applicable under corresponding Mexican laws and regulations. Furthermore, in Mexico, there are no procedures for class actions or shareholder derivative actions, and different procedural requirements exist for bringing shareholder lawsuits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us and our directors or controlling shareholders than it would be for shareholders of a U.S. company. For a more detailed description of TV Azteca’s capital stock structure, please see “Securities Market– Share Structure”.

d) Other Securities

Considering that TV Azteca has securities both registered with the National Registry of Securities as well as American Depositary Shares (ADS) listed in the New York Stock Exchange, we declare that TV Azteca has complied in the past with the required filing of information, such as the filing of the respective Annual Reports in each country, since the date of registration of its securities, the filing of quarterly information as well as any information on relevant events which may affect TV Azteca.

e) Significant Changes to the Rights of the Securities Recorded with the Registry

In August 2002, TV Azteca announced its intention to seek the approval of its shareholders to the spin-off of its investment in Unefon in the form of a distribution of all of the shares of Unefon that TV Azteca owns pro rata to TV Azteca’s shareholders at no monetary cost. In October 2003, the board of directors of TV Azteca unanimously approved the spin-off of its investment in Unefon. On December 8, 2003, TV Azteca announced an extraordinary shareholders meeting, to be held on December 19, 2003, in which it proposed a shareholder vote to approve the spin-off, and in December of 2003, Unefon Holdings, S.A. de C.V. (“Unefon Holdings”) was formed as a separate legal entity from TV Azteca to hold such interests.

Prior to the spin-off, TV Azteca owned 46.5% of Unefon’s capital stock, which consisted of Series A Shares. As a result of the spin-off of Unefon, TV Azteca no longer owns any capital stock of Unefon. The spin-off company of TV Azteca, that is, Unefon Holdings now holds a 46.5% ownership interest in Unefon and a 50% share in Cosmofrecuencias, a wireless broadband internet access provider. TV Azteca shareholders will be given shares of Unefon Holdings in the same proportion as their TV Azteca ownership interest once Unefon Holdings is authorized to publicly issue its shares in Mexico. Unefon Holdings expects that its shares will be approved to list on the Mexican Stock Exchange within the next few months.

f) Public Documents

The Annual Report, the Quarterly Reports, and the Information on Relevant Events affecting TV Azteca have all been submitted in the past, both with the National Banking and Securities Commission and the Mexican Stock Exchange and are available to the investors in the Stock Exchange’s webpage (www.bmv.com.mx), as well as in the company’s webpage (www.irtvazteca.com).

The persons responsible for investors and analysts attention are Messrs. Bruno Rangel, telephone number (5255) 3099-9167 (jrangelk@tvazteca.com.mx) and Omar Ávila, telephone number (5255) 3099-0041 (oavila@tvazteca.com.mx).

II. THE COMPANY

a) History and Development of the Issuer

General Information

TV Azteca is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico. TV Azteca’s deed of incorporation was executed on June 2, 1993 and TV Azteca was registered in the Public Registry of Commerce in Mexico City on July 13, 1993 under the number 167346. The term of TV Azteca’s incorporation is 99 years beginning on the date that TV Azteca’s deed of incorporation was executed. TV Azteca’s principal executive offices are located at Av. Periferico Sur 4121, Col. Fuentes del Pedregal, Mexico D.F. 14141. TV Azteca’s telephone number at that location is 011-5255-3099-1313. TV Azteca’s Internet address is www.tvazteca.com.mx.

TV Azteca is one of the two largest producers of Spanish-language television programming in the world and is the second largest television broadcasting company in Mexico based on audience and market share. Azteca Holdings, which is controlled by Ricardo Salinas Pliego, owns the majority (51.9%) of the outstanding A Shares of TV Azteca, and Grupo Cotsa, (a wholly-owned subsidiary of Azteca Holdings) is the owner of 3% of the outstanding capital stock of TV Azteca, the only shares which have full voting rights. TV Azteca has six principal wholly-owned subsidiaries comprised of one Delaware corporation, Azteca International, and five Mexican corporations: Television Azteca, S.A. de C.V. (“Television Azteca”), Azteca Digital, S.A. de C.V. (“Azteca Digital”), Grupo TV Azteca, S.A. de C.V. (“Grupo TV Azteca”), TV Azteca Comercializadora, S.A. de C.V. (“TV Azteca Comercializadora”) and Red Azteca

Internacional, S.A. de C.V. (“Red Azteca”). Azteca International is a U.S. company that operates the Azteca America Network, a Spanish-language television broadcasting network focused on the rapidly growing U.S. Hispanic market. Television Azteca and Azteca Digital own and operate all of TV Azteca’s broadcast assets, including the licenses to operate television transmitters, TV Azteca’s transmission equipment and TV Azteca’s headquarters and production studios in Mexico City. The majority of payments for advertising on the Azteca 13 network and the Azteca 7 network are made through Grupo TV Azteca and TV Azteca Comercializadora. The commercialization of Azteca 7 network is made through Red Azteca and commercialization of the Azteca 13 network is made though TV Azteca.

In addition to its television broadcast operations, TV Azteca owns a 50% interest in Todito, a Mexican company that operates a Spanish-language Internet portal, Internet connection service and e-commerce marketplace. Todito’s website is www.todito.com.

Mexican Television Industry

The television industry in Mexico began in the early 1950s when the Mexican government granted licenses for the operation of three very high frequency (“VHF”) television stations in Mexico City. Since then, the Mexican government has granted licenses for one ultra high frequency (“UHF”) station and four additional VHF stations in Mexico City, including TV Azteca’s Channels 7 and 13, and numerous other licenses for the operation of stations in localities throughout Mexico. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”).

According to the 2000 general population census prepared by the Mexican government, the metropolitan area of Mexico City had a population of over 18 million persons and nearly 4 million television households, representing approximately 18% of Mexico’s population of approximately 97 million and approximately 18% of the 22 million Mexican television households. As a result, the television stations broadcasting in Mexico City have historically dominated the industry and have acted as the anchor stations for networks of stations located outside Mexico City by providing these stations with all or a substantial portion of their programming.

Currently, there are seven VHF television stations in Mexico City, six of which are privately owned and one of which is government-owned. There are a large number of television stations elsewhere in Mexico, most of which solely retransmit programming originated by one of the Mexico City stations. TV Azteca owns and operates two VHF television stations in Mexico City, Channels 7 and 13, which rebroadcast their signals throughout Mexico under licenses held by TV Azteca. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”). An investor group led by Ricardo B. Salinas Pliego, Chairman of the Board of TV Azteca, paid the Mexican government the peso equivalent of approximately US$642.7 million at the time of privatization for Channels 7 and 13 and certain other assets. In conjunction with a Mexican government sponsored program, in 1999, TV Azteca began retransmitting programming from Azteca 13 over a digital television channel in Mexico City, Channel 53, on an experimental basis. TV Azteca has submitted an application to renew its authorization to transmit programming on Channel 53, which authorization would otherwise have expired in February 2002. TV Azteca has permission to continue to transmit programming on Channel 53 while its renewal is being reviewed.

TV Azteca’s principal competitor, Televisa, owns and operates four VHF television stations in Mexico City, Channels 2, 4, 5 and 9. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”). The signals from Channels 2 and 5 are rebroadcast throughout Mexico pursuant to licenses owned by Televisa or its affiliates. Based on information published by Televisa in 2003, Televisa’s Channels 2 and 5 cover 98% and 91%, respectively, of Mexican television households. Although Channels 4 and 9 broadcast programming reaches many of the largest cities in Mexico, neither channel has full national coverage. Channel 4’s coverage is primarily limited to the Mexico City metropolitan area and, according to Televisa, Channel 9 covers 74% of Mexican television households. The Mexican government owns one VHF station and one UHF station in Mexico City, Channels 11 and 22, respectively, as well as numerous stations outside Mexico City.

Due to technical limitations, there is currently no capacity in Mexico City on the VHF spectrum (Channels 2 through 13) for additional television channels. In addition to Channel 22, there are a number of stations that broadcast on the UHF spectrum (Channels 14 through 69), including certain stations owned by Televisa that broadcast encoded signals for their pay television channels.

TV Azteca’s Mexican Television Networks

TV Azteca currently owns and operates two national television networks in Mexico, Azteca 7 and Azteca 13. These networks are comprised of 315 television transmission sites located throughout Mexico that broadcast programming at least 23.5 hours a day, seven days a week. Two hundred seventy-one of the network’s stations are repeater stations that solely rebroadcast programming and advertisements received from the Mexico City anchor stations. The remaining 44 network stations broadcast local programming and advertisements in addition to the programming and advertisements supplied by the anchor stations.

Azteca 7 Network

The Azteca 7 network primarily targets middle and upper income adults between the ages of 18 and 44. In 2003, TV Azteca produced 39.9% of the Azteca 7 network’s weekday prime-time programming hours and 21.2% of its total programming hours. The network’s programming consists primarily of news programs, game shows, sports broadcasts and major feature films. As of December 31, 2003, the Azteca 7 network reached 95% of all Mexican television households.

Azteca 13 Network

The Azteca 13 network primarily targets middle income family viewers of all ages. In 2003, TV Azteca produced 97.4% of the Azteca 13 network’s weekday prime-time programming hours and 72.5% of its total programming hours. The network’s programming consists primarily of telenovelas, reality programs, news programs, talk shows, musical variety programs and sports broadcasts, principally soccer.

Telenovelas are the most popular programming genre in Mexico and are a key factor in attracting the network’s target audience. In 2003, TV Azteca produced five telenovelas, all of which were among the highest rated, regularly scheduled, prime-time programs on the Azteca 13 network. As of December 31, 2003, the Azteca 13 network reached 97% of all Mexican television households.

Local Stations

Forty-four of TV Azteca’s television stations broadcast local programming and advertisements in addition to programming and advertisements provided by the anchor stations. As of December 31, 2003, TV Azteca had entered into contracts with local business partners with respect to 18 of its local stations under which the local partners may sell advertising time on these stations to local advertisers. In each case, the local partners are required to provide their own office facilities and to purchase the necessary equipment to block the national signal and insert a local signal. TV Azteca controls the time periods during which the national signals may be blocked and also restricts the sale of local air time to its national advertisers. TV Azteca permits insertion of local advertising only during periods when TV Azteca has scheduled local advertisements on its Mexico City anchor stations. During those periods, TV Azteca broadcasts a separate advertisement on its repeater stations. TV Azteca operates the remaining 26 local stations without local partners.

In addition to the insertion of local advertisements, some of TV Azteca’s local stations broadcast programs that are produced and financed by local partners. Locally produced programs include news programs, game shows, sports events and other entertainment programs. In 2001, 2002 and 2003, TV Azteca’s local television stations produced approximately 3%, 2% and 4%, respectively, of the local programming broadcast on those stations.

Transmission Technology and Quality Control

Although the stations of the Azteca 7 and 13 networks broadcasting in the same locality require separate licenses, transmitters and satellite receivers for the rebroadcast of their signals, they generally utilize the same broadcast facilities (buildings and transmission towers). Since 1993, TV Azteca has invested approximately Ps.863 million in transmitters in order to improve signal quality and expand the broadcast coverage of its two television networks. TV Azteca has also relocated some transmitters in order to improve broadcast signal quality and has invested in the improvement of its equipment maintenance programs. TV Azteca intends to invest in additional transmitters, receivers and other equipment in order to improve the quality of the broadcast signals of its networks in certain areas and to increase their overall coverage of Mexican television households.

In December 1999, TV Azteca began implementing digital satellite technology for the transmission of its signals. The digital technology compresses and encodes the signal, which improves the image and audio quality and prevents the unauthorized use of TV Azteca’s signals. The digital system requires the capacity of only one transponder for TV Azteca’s satellite transmissions, rather than two transponders as required by the analog system previously used by TV Azteca. With this technology, TV Azteca can send five broadcasting channels and one control signal network to its Mexican and international affiliates. This technology also allows TV Azteca to tailor its programming and advertising to the local markets in which it broadcasts. TV Azteca began operating its digital system in February 2000. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”).

In October 1999, TV Azteca received an ISO-9002 certification in connection with its operation of its television broadcast networks. TV Azteca was the first broadcast network in Mexico to receive this certification. In December 1999, TV Azteca implemented its Continuity and Traffic Management quality system in order to minimize breaks in the signal and to assure the quality of TV Azteca’s broadcast signals. In March 2001, Bureau Veritas Quality International certified that the Continuity and Traffic Management quality control system implemented by TV Azteca qualifies under ISO-9002. In November 2001, TV Azteca’s accounting department received an ISO-9001 certification. Most recently, in January 2003, TV Azteca’s finance and administration department received an ISO-9001 certification.

The International Organization for Standardization (the “ISO”) is a network composed of the national standards institutes of 148 countries, with one member per country and a Central Secretariat in Geneva, Switzerland that coordinates the system. Widespread adoption of this international standards system enables companies to base the development of their products and services on specifications that have world-wide acceptance in their sectors.

The ISO 9001:2000 certification is the single standard which has replaced the 1994 versions of the ISO 9001, ISO 9002 and ISO 9003 certifications. This standard defines the requirements for a quality management system based on “the process model” and is aimed at achieving customer satisfaction and continual improvement in performance. TV Azteca believes that such ISO certification provides a valuable standard that is of interest to its investors.

b) Business Description

i) Principal Activity, Distribution Channels, Principal Assets and Market Information Programming

TV Azteca is one of the largest producers of Spanish-language programming in the world. TV Azteca believes that its ability to provide a diverse mix of quality programming has been, and will continue to be, one of the primary factors in maintaining and increasing its overall ratings and share of the Mexican television audience. TV Azteca focuses on producing and acquiring programming that appeals to the different target audiences of its Azteca 7 and 13 networks. TV Azteca also believes that developing separate identities for its networks has helped TV Azteca capture an increasing share of the Mexican television audience and has provided its advertisers with the opportunity to tailor their advertisements to specific demographic groups.

In order to maintain the high quality of its programming, TV Azteca convenes focus groups and conducts surveys to evaluate the prospective popularity of new programming ideas. TV Azteca also uses portions of its unsold advertising time to market aggressively both its internally produced programming and purchased programming in order to create and sustain viewer interest.

Programming Produced by TV Azteca

TV Azteca produces a variety of programs, including telenovelas, reality programs, news programs, sports broadcasts, musical programs, game shows and talk and variety shows. In 2002 and 2003, TV Azteca produced approximately 72% and 67%, respectively, of the weekday, prime-time programming hours aired on its networks (excluding programming produced by its local stations), including each of its networks’ 10 most highly rated, regularly scheduled weekday programs shown during prime-time in both 2002 and 2003.

TV Azteca’s internally produced programming is more expensive on average to produce than its purchased programming. TV Azteca seeks to offset its production costs by selling its internally produced programming outside Mexico. In 2001, 2002 and 2003, TV Azteca sold approximately 17,666, 20,407 and 14,669 hours (including sales to Echostar), respectively, of internally produced programming, generating sales of Ps.110 million (nominal), Ps.133 million (nominal) and Ps.165 million (nominal) (US$15 million) (nominal), respectively.

TV Azteca is the sole owner of substantially all copyrights and trademarks of programming that it produces. However, there are a few programs for which TV Azteca shares copyright ownership with the original author of the material. In these cases, TV Azteca generally owns about 95% of the copyright, while the original author retains approximately 5% of the ownership interest in the program.

Since 1996, TV Azteca has produced telenovelas, historically the most popular programming genre in Mexico and throughout Latin America. Telenovelas are similar to U.S. soap operas in content, but, unlike U.S. soap operas, they are generally aired at primetime for only six to twelve months. Since 1996, TV Azteca has invested approximately Ps.186 million (US$16.6 million) in production equipment devoted primarily to the production of telenovelas. TV Azteca produced seven telenovelas in 2001, which represented 1,000 hours of programming, seven telenovelas in 2002, which represented 969 hours of programming and five telenovelas in 2003, which represented 996 hours of programming. Two of the telenovelas TV Azteca produced in 2003 were among TV Azteca’s 10 highest rated, regularly scheduled, prime-time programs.

In 2002, TV Azteca launched its first reality program, “La Academia,” a “musical reality” television show. This television show featured Mexican contestants who are trained by a professional team of “star-makers” and, based on their performance, eliminated one-by-one by the audience. During the show’s run, live concerts were aired every Sunday. The final concert, which aired on December 1, 2002, marking the conclusion of La Academia’s “first generation” obtained a 68% share of the commercial audience for its time slot. Immediately following the end of the first season of La Academia, and through 2003, TV Azteca aired the “second generation” of La Academia with new contestants. There is a “third generation” airing currently.

TV Azteca’s news programming includes nightly prime-time news programs geared towards the target audiences of its television networks. The “Hechos del Siete” news program, broadcast on the Azteca 7 network, features a fast paced synopsis of the domestic and international news in a format that is attractive to its young adult viewers. The Azteca 7 network also broadcasts an interview program that questions leading politicians, businesspersons and journalists on issues affecting Mexico. The Hechos news program, broadcast on the Azteca 13 network, presents a more in-depth analysis of daily domestic and international news.

TV Azteca’s internally produced sports programming consists principally of broadcasts of professional soccer games of the 20-team First Division of Mexican professional soccer, as well as sports commentary and highlight shows. Soccer is the most popular sport in Mexico, and the broadcasts of First Division games generate ratings at a level comparable to TV Azteca’s most highly rated programming. For the winter 2001 and summer 2002 seasons, TV Azteca had the broadcast rights to the home games of eight First Division teams, including Club Atlético Morelia. For the winter 2002 season, TV Azteca had the broadcast rights to the home games of eight First Division teams, including Club Atlético Morelia. During the summer of 2003 and the winter of 2003 TV Azteca had all the broadcast rights to the home games of eight First Division teams, including Club Atlético Morelia. During the summer of 2004 TV Azteca had all the broadcast rights to the home games of nine First Division teams, including Club Atlético Morelia.

Purchased Programming

TV Azteca also obtains programming from approximately 159 different distributors. TV Azteca obtains a substantial portion of its purchased programming from a small number of suppliers, including MGM, Paramount, Sony, Columbia Pictures, Twentieth Century Fox International, Universal Studios, Buena Vista and Warner Bros. TV Azteca’s purchased programming includes primarily cartoons and movies. Non-Spanish-language programs purchased for TV Azteca’s networks are dubbed into Spanish prior to delivery to TV Azteca. TV Azteca pays the distributor an additional fee for this service. Purchased programming constituted approximately 28% and 33% of the weekday, combined prime-time programming hours broadcast on TV Azteca’s two networks in 2002 and 2003, respectively.

Purchased programming is licensed from distributors under separately negotiated agreements, the terms of which vary. In October 1998, TV Azteca entered into an exclusive three-year license agreement with Buena Vista International, Inc., an affiliate of The Walt Disney Company. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”). The agreement covers the licensing and broadcast on the Azteca 7 and 13 networks of certain first-run movies, mini-series and special events, such as the Academy Awards.

TV Azteca also enters into agreements to broadcast sports programming, including the Olympic Games, the World Cup, National Basketball Association (“NBA”) games, National Football League (“NFL”) games, Championship Auto Racing Teams events and golf tournaments. TV Azteca usually uses its own commentators for broadcasts of international sports events.

Both TV Azteca and Televisa obtained broadcast rights to the 1998 World Cup and the 2000 Summer Olympics through the Organization of Spanish American Television (Organizacion de

Television Iberoamericana or “OTI”), now the Organization of International Television (Organizacion de Television Internacional or “OTI International”), a Latin American cooperative organization that bids for broadcast rights to international sports and cultural events. OTI International has obtained the broadcast rights to the 2004 and 2008 Summer Olympic Games. Both TV Azteca and Televisa have Mexican broadcast rights to the 2004 and 2008 Summer Olympics. In February 2002, TV Azteca entered into an agreement with an affiliate of DirecTV Latin America which gave TV Azteca the right to broadcast 18 of the 2002 World Cup games, including all of Mexico’s first round games, the semifinals, third place play off and the final. DirecTV Latin America has obtained the Mexican broadcast rights to the 2006 World Cup.

TV Azteca has had the exclusive right to broadcast NBA games in Mexico since 1993. In August 1995, TV Azteca entered into an agreement with NBA Entertainment, Inc. This agreement, which has since been extended, gave TV Azteca the exclusive right to broadcast NBA games in Mexico through the end of the 2002-2003 season. The NBA exercised its right of first refusal to renew TV Azteca’s exclusive exhibition rights for the 2004-2005 season. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”).

Audience and Ratings Share

TV Azteca focuses its efforts on increasing its audience share of weekday, prime-time viewers. Although weekday, prime-time represents only approximately 20% of the broadcasting hours on TV Azteca’s networks, the total number of television viewers is highest during that period. As a result, advertising time during weekday, prime-time is preferred by most advertisers and TV Azteca charges higher rates for advertising during those hours. As a result of its efforts TV Azteca has increased its audience share of weekday, prime-time viewers. Advertising revenue earned during weekday, prime-time contributed approximately 47%, 55% and 58% of TV Azteca’s net advertising revenue in 2001, 2002 and 2003, respectively.

For the years ended December 31, 2001, 2002 and 2003, TV Azteca’s weekday, prime-time Mexican audience share was 28.3%, 26.3% and 26.2%, respectively.

Commercial Audience

In 1998, TV Azteca began tracking its share of the Mexican commercial audience as derived from ratings information published by IBOPE AGB Mexico. TV Azteca focuses on the Mexican commercial audience because it believes that the Mexican commercial audience is comprised of television viewers with the greatest purchasing power. The Mexican commercial audience is comprised of viewers classified by IBOPE AGB Mexico as ABC+, C and D+ (based on total household income) watching one of Mexico’s four national television networks (the Azteca 7 and 13 networks and Televisa’s channels 2 and 5). In 2003, as shown in the table below, the Mexican commercial audience represented approximately 73% of the Mexican population but controlled 93% of the household income.

COMMERCIAL AUDIENCE

	ABC+	C	D+	D/E
93% of Total Household Income	52%	20%	21%	7%

73% of Mexican Population	18%	19%	36%	27%

Source:	TV Azteca’s estimates based on information published by IBOPE AGB Mexico.

Although 98% of Mexican urban households have television sets, 27% of Mexican households (the D/E segment) have household incomes of less than US$326 per month and therefore have limited ability to purchase many of the goods and services advertised on television. TV Azteca estimates that the D/E socioeconomic level purchases consumer goods advertised on broadcast TV to a substantially lower extent than the ABC+, C and D+ socioeconomic levels.

The following chart depicts the weekday, prime-time commercial audience share for TV Azteca on a monthly basis from January 2002 through December 2003:

Monday-Friday / Prime Time / Commercial Audience

In 2001, 2002 and 2003, superior demographics and national coverage on both of its two networks allowed TV Azteca to deliver 39%, 38% and 37%, respectively, of the Mexican commercial audience in weekday, prime-time, as compared to 28%, 26% and 26%, respectively, of the weekday, prime-time Mexican audience share.

Television Advertising

General

For the year ended December 31, 2003, approximately 96% of TV Azteca’s net revenue was derived from the sale of national and local advertising. TV Azteca offers two basic advertising payment plans: the “Azteca Plan” and the “Mexican Plan”. Sales under TV Azteca’s Azteca and Mexican Plans are made throughout the year under contracts between TV Azteca and its customers for advertising over a specific period of time. TV Azteca also offers its customers the option of purchasing a set amount of advertising time for a given price. In setting advertising rates, TV Azteca considers, among other factors, the rates offered by its competition and the likely effect of rate increases on advertising volume.

TV Azteca sold an aggregate of 81%, 80% and 82% of the total available advertising time on its networks during prime-time in 2001, 2002 and 2003, respectively. TV Azteca uses a variety of means to utilize unsold advertising time. TV Azteca has entered into advertising contracts with some of its affiliates under which TV Azteca agreed to make a certain amount of otherwise unsold advertising time available to these affiliates each year. (See “Managements – Related Parts Transactions and Conflicts of Interest”). In addition, TV Azteca sells a portion of otherwise unsold advertising time to shared-risk advertisers and to companies that produce infomercials to improve its operating results and cash flow. TV Azteca also uses the unsold advertising time to broadcast promotional spots for its programming and to broadcast government and public service announcements. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”).

Advertising Advances and Spot Sales

A significant component of TV Azteca’s advertising advances consists of pre-sales of advertising time made in the fourth quarter of a calendar year for advertising that will be aired during the following calendar year. As of December 31, 2001, TV Azteca’s balance of advertising advances was Ps.4,824 million, which represented 69% of its net advertising revenue in 2002. As of December 31, 2002, TV Azteca’s balance of advertising advances was Ps.4,623 million, which represented 63% of its net advertising revenue in 2003. As of December 31, 2003, TV Azteca’s balance of advertising advances was Ps.4,903 million (US$436.5 million), substantially all of which is to be aired in 2004. Spot sales are all other contracts for advertising time (other than contracts entered into with respect to shared-risk advertisements and infomercials).

Payment Plans

Under the Azteca Plan, advertisers generally are required to pay in full within four months of the date they sign an advertising contract. Alternatively, the Mexican Plan offers flexibility by allowing advertisers to pay for advertising by making a cash deposit ranging from 10% to 20% of the advertising commitment, with the balance payable in installments over the term of the advertising contract, typically a one-year term. Advertising rates offered to advertisers are lower under the Azteca Plan than under the Mexican Plan. Until December 2000, the advertising rates under both plans were fixed for the term of the contract. Effective January 2001, TV Azteca increased its advertising rates under its new pricing plan every quarter in the increments set forth in its contracts with advertisers. No adjustments are made for inflation during the term of a contract.

Once deposited, TV Azteca has full use of funds advanced under the Mexican Plan and the Azteca Plan. At or about the date of the contract, TV Azteca generally requires advertisers paying under the Mexican Plan to deliver non-interest bearing, short-term notes in respect of each installment payment. An advertiser that participates in either the Azteca Plan or the Mexican Plan is able to choose during which television programs and at what times, based on availability, its advertisements will appear. Any unused commitments are carried forward until fully utilized by the advertiser, although, with the exception of infomercial contracts, no amounts are carried beyond the expiration of the period covered by the contract.

The following table sets forth the percentage of TV Azteca’s advertising sales and pre-sales under the Azteca Plan and the Mexican Plan for the years ended December 31, 2001, 2002 and 2003. (See “Financial Information – Management Discussion and Analysis of the Operating Results and Financial Situation of the Issuer”)

	Percentage of Total Advertising Sales Year Ended December 31,
	2001	2002	2003
Azteca Plan	55%	55%	52%
Mexican Plan	45%	45%	48%

	Percentage of Total Pre-Sales Year Ended December 31,
	2001	2002	2003
Azteca Plan	64%	64%	66%
Mexican Plan	36%	36%	34%

Pricing Plans

To offer additional flexibility to advertisers, TV Azteca offers “cost-per-rating-point” pricing to the Mexican television advertising market. Cost-per-rating-point pricing, one of the most widespread methods of pricing advertising outside Mexico, allows an advertiser to purchase advertising time based on the ratings of the television programs during which its advertisements are aired. TV Azteca’s principal competitor, Televisa, does not offer its advertisers the opportunity to purchase advertising time on a cost-per-rating point basis, which TV Azteca believes gives it a distinct advantage in attracting and retaining advertisers to its networks.

Local Sales

TV Azteca has entered into agreements with local businesses pursuant to which local advertising spots are inserted in the local broadcasts of 18 of its 44 local stations in place of the national advertising spots broadcast by the Mexico City anchor stations. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”). These agreements entitle TV Azteca to receive a majority of the revenue from any local advertising on these local stations. TV Azteca permits insertion of local advertising only during periods when TV Azteca has scheduled local advertisements on its Mexico City anchor stations. During those periods, TV Azteca broadcasts a separate advertisement on its repeater stations. TV Azteca operates the remaining 26 local stations without local partners. Advertising revenue generated by all of TV Azteca’s local stations represented 14%, 18% and 20% of its total advertising sales for the years ended December 31, 2001, 2002 and 2003, respectively.

Infomercials, Shared-Risk Advertisements and Integrated Advertising

TV Azteca sells a portion of otherwise unsold advertising time to shared-risk advertisers and to producers of infomercials. With respect to infomercials, TV Azteca charges a fee for the time slot in which the advertisement runs. TV Azteca does not, however, receive any proceeds from the sale of the products shown during the infomercial. Alternatively, with shared-risk advertisements TV Azteca does not receive any advertising fees during the time slot that the advertisement runs. Instead, TV Azteca receives a percentage of the gross sales of the offered product or products for a negotiated period of time. For example, TV Azteca airs advertisements for music recordings at little or no up front charge, under agreements that entitle TV Azteca to receive a share of the sales of the recordings for a number of months following the airing of the advertisements.

TV Azteca also receives revenue from “integrated advertising” in the form of product placements during the broadcast of TV Azteca’s internally produced programming. Revenues derived from shared-risk advertisements, infomercials and integrated advertising amounted to Ps.28 million, Ps.85 million and Ps.965 million, respectively, totaling to Ps.1,078 million for the year ended December 31, 2001. For the year ended December 31, 2002, these revenues were Ps.28 million, Ps.211 million and Ps.1,041 million, respectively, totaling Ps.1,279 million and for the year ended December 31, 2003, these revenues were

Ps.27 million (US$2.4 million), Ps.98 million (US$8.7 million) and Ps.1,399 million (US$124.6 million), respectively, totaling Ps.1,524 million (US$135.7 million). Total advertising arrangements of the above categories accounted for 17%, 18% and 21% of TV Azteca’s net revenue in the years ended December 31, 2001, 2002 and 2003, respectively.

Barter Sales

From time to time, TV Azteca enters into barter transactions with third parties pursuant to which it exchanges advertising time for goods and services, a substantial portion of which it uses in its operations. These types of advertising sales accounted for 1%, 2% and 4% of TV Azteca’s total advertising sales for the years ended December 31, 2001, 2002 and 2003, respectively. TV Azteca has also entered into barter arrangements, particularly with some of its affiliates, in order to realize value from otherwise unsold advertising time.

Program Sales

TV Azteca generates revenue through the sale of the rights to broadcast its internally produced programming abroad. In 2001, 2002 and 2003, TV Azteca exported 11,299, 13,940 and 21,121 hours of programming (excluding U.S. export sales), respectively, and generating sales of US$5.9 million (nominal), US$10.1 million (nominal) and US$12.1 million (nominal), respectively. The sale of the rights to broadcast its internally produced programming allows TV Azteca to leverage its programming library, which has already been paid for in Mexico. TV Azteca has exported its internally generated content to more than 100 countries. TV Azteca has provided Azteca International with the right to broadcast certain of its programming in the United States.

In 2001, 2002 and 2003, TV Azteca exported 6,467 hours of programming to the United States, generating net sales (including sales to Echostar) of US$2.7 million (nominal), US$2.7 million (nominal) and US$2.6 (nominal). 2003 sales figures exclude sales made through the Azteca America Network. Sales per hour decreased because the majority of the hours exported by TV Azteca in 2001 were exported for satellite broadcast to paying subscribers as opposed to the hours exported in 2000, which were exported to over-the-air broadcasters. This change led to a smaller audience share and less coverage in 2001.

Echostar Agreement

In March 2000, TV Azteca entered into a programming agreement with Echostar, a U.S. DTH satellite broadcaster. Under this agreement, TV Azteca delivers to Echostar a satellite signal containing the Azteca 13 Programming. Pursuant to this agreement, Echostar has the exclusive right in the United States to distribute Azteca 13 Programming via DTH satellite technology. TV Azteca retains the right to distribute Azteca 13 Programming via any over-the-air broadcast television station, but only after 30 days have elapsed from the time the Azteca 13 Programming first aired on Echostar. This 30 day delay does not apply to the Azteca 13 network’s news, news-related and sports programs, which may be broadcast on a simultaneous basis. TV Azteca also retains its rights to certain programs, the licensing of which will be negotiated in good faith with Echostar.

The Echostar agreement has an initial term of three years ending March 16, 2003, and may be extended at Echostar’s election in one year increments for up to an additional two years. On December 12, 2002, Echostar extended the term for one additional year, and on December 17, 2003, Echostar notified TV Azteca of its intention to extend the term through March 2005. Echostar paid TV Azteca US$2.5 million for the one-year extension, and would be obligated to pay an additional amount if it extends the agreement for an additional year.

Under the Echostar agreement, Echostar has the right to offer and sell subscriptions for satellite programming provided by TV Azteca in the United States, whether by itself or packaged with Echostar’s current or future programming. Echostar also has the right to sell commercial advertisements to be inserted in the satellite programming and other services offered to its subscribers. TV Azteca is entitled to receive a percentage of the net advertising revenue generated by Echostar as a result of these arrangements. In addition, in 2001, 2002 and 2003, Echostar paid TV Azteca the sum of US$2.0 million, US$2.5 million and US$2.5 million, respectively, under this agreement. In the event the number of subscribers for TV Azteca’s programming exceeds certain levels, TV Azteca will be entitled to receive additional payments from Echostar.

The Echostar agreement also contains certain provisions with respect to the distribution of Azteca 13 Programming to cable operators in the United States. TV Azteca and Echostar have differing interpretations of certain of these provisions, including whether Echostar has exclusive rights to distribute the Azteca 13 Programming in certain circumstances. Echostar has notified TV Azteca of its view that these exclusivity provisions prohibit TV Azteca from distributing Azteca 13 Programming, or any portion thereof, to U.S. cable operators, either directly (with the exception of cable operators near the U.S.-Mexico border) or indirectly through over-the-air broadcast stations whose signals are retransmitted by cable operators pursuant to the exercise by such stations of statutory “must-carry” or “re-transmission consent” rights. TV Azteca believes the exclusivity provisions prohibit TV Azteca during the term of the Echostar agreement only from granting distribution rights directly to U.S. cable operators (other than near the border), but do not restrict the retransmission of Azteca 13 Programming by over-the-air broadcast stations to cable and DTH satellite operators, and that they prohibit only the distribution of Azteca 13 Programming (other than news, news-related and sports programming, which may be transmitted without any waiting period) on the Azteca America Network earlier than 30 days after it is transmitted to Echostar. Certain of Azteca International’s over-the-air station affiliates have exercised statutory “must-carry” or “re-transmission consent” rights and, accordingly, are causing Azteca America Programming (which contains portions of Azteca 13 Programming) to be re-transmitted on local cable systems. The “Azteca America Programming” is comprised of certain of TV Azteca’s programming, including telenovelas, reality programming, sports, news and other general entertainment programming in the Spanish language distributed through the Azteca America Network. In addition, certain of Azteca International’s over-the-air affiliates have exercised their “must-carry” rights to require Azteca America Programming to be re-transmitted by DirecTV, a competing satellite broadcaster.

On June 25, 2002, Echostar filed a lawsuit against TV Azteca alleging that TV Azteca is in breach of the exclusivity provisions of the Echostar agreement, which lawsuit is currently pending. (See “The Company – Business Description—Judicial, Administrative and Arbitral Proceedings”).

Alta Empresa

In December 2001, TV Azteca and Alta Empresa Holdings, B.V. (“Alta Empresa”), its wholly owned Dutch subsidiary, entered into an agreement for purposes of marketing and selling TV Azteca’s programming in the United States. Pursuant to this agreement, TV Azteca agreed to contribute its programming and Alta Empresa agreed to manage all of the activities involved in the marketing and selling of TV Azteca’s programming throughout the United States. Initially, Alta Empresa may only market and sell TV Azteca’s programming in the United States, which it is currently doing through an agreement with Azteca International. The agreement between TV Azteca and Alta Empresa has an initial term of 30 years, which may be terminated at any time by TV Azteca and Alta Empresa. Based upon their relative contributions, TV Azteca is entitled to 99% of the net profits derived from the marketing and sale of its programming throughout the United States and Alta Empresa is entitled to the remaining one percent.

Cost Management

TV Azteca takes a disciplined approach in managing its operating costs and, as a result, it has achieved operating profit margins of 34%, 42% and 41% for the years ended December 31, 2001, 2002 and 2003, respectively. The growth in 2003 primarily resulted from a Ps.325 million (US$28.9 million)

increase in net revenue, combined with a Ps.281 million (US$250 million) increase in total costs and expenses and the 2002 growth was primarily influenced by a Ps.590 million (US$52.5 million) increase in net revenue, combined with a Ps.61 million (US$5.4 million) rise in total costs and expenses. TV Azteca has implemented, and will continue to maintain, stringent cost-control initiatives in connection with its internally produced programming and the acquisition of purchased programming. With respect to its internally produced programming, these initiatives include establishing clearly defined profitability targets for each step of the production process, maintaining strict controls over hiring decisions and controlling talent costs by hiring cast members from TV Azteca’s acting school. Alternatively, with respect to its purchased programming, TV Azteca focuses on acquiring programs that it believes will result in significant viewership by its targeted audiences and will generate significant advertising revenue in relation to the fees paid for the programming.

Other Operations

TV Azteca has an investment in the Internet marketplace through Todito. TV Azteca also owns a recording company, Azteca Records, S.A. de C.V. (“Azteca Records”). In 2003, Azteca Records reduced its operations in the recording business and entered the event promotion business. In addition, TV Azteca has an investment in Club Atlético Morelia, a professional soccer team in Mexico.

Azteca International

Market Overview

According to July 2002 census figures, the U.S. Hispanic population is estimated to be approximately 37.4 million people, or approximately 13% of the U.S. population, making it the largest ethnic minority group in the United States. The U.S. Hispanic population is one of the fastest growing segments of the U.S. population, growing at approximately five times the rate of the non-Hispanic population. The Hispanic population grew 58% in the 1990-2000 period, compared to an increase of 13% for the total U.S. population. Hispanics accounted for 40% of the country’s total population growth. Moreover, according to industry sources, from 1997 to 2001, advertising expenditures targeting the U.S. Hispanic community grew at an average compounded growth rate of 9.5% per year compared to the 4.1% average compounded growth rate for the general advertising market. Nevertheless, advertising expenditures targeting the U.S. Hispanic community remains a small fraction of aggregate advertising spending in the United States. For example, in 2001, Hispanic purchasing power amounted to 8% of total U.S. purchasing power, but advertising expenditures targeting the U.S. Hispanic population represented only 2% of total U.S. advertising expenditures.

Station Affiliations

In July 2001, TV Azteca launched the Azteca America Network, a new Spanish-language television broadcast network in the United States. Through Azteca International, its wholly-owned subsidiary, TV Azteca establishes affiliate relationships with television broadcast stations in U.S. markets that have a significant Hispanic population. In addition, Azteca International may enter into distribution agreements with cable operators. Through the Azteca America Network, TV Azteca distributes in the U.S. the Azteca America Programming.

Azteca International has station affiliation agreements with over-the-air television broadcast stations in markets that cover approximately 78% of the U.S. Hispanic population. Nielsen coverage is 51% and over-the-air broadcast sites include stations in the Los Angeles, New York, Miami, Houston, Chicago, San Antonio and San Francisco television markets. Pursuant to these station affiliation agreements, the stations have been granted exclusive licenses for over-the-air broadcasting of Azteca America Programming in their respective markets. These agreements have terms ranging up to seven years and may be automatically renewed for a specified duration. In return for this programming, Azteca International receives the net advertising revenue with respect to a percentage of the available advertising time on its station affiliates.

Pappas Station Affiliations

Background

In 2001, Azteca International entered into station affiliation agreements with affiliates of Pappas Telecasting Companies (“Pappas”) in the Los Angeles, San Francisco, Houston and Reno television markets. When Azteca International entered into station affiliation agreements with Pappas Telecasting of Southern California LLC (“Pappas Southern California”), operator of its Los Angeles affiliate, TV Azteca became a party to credit agreements and Azteca International became a party to an equity option agreement that gave it the right to acquire an equity interest in Pappas Southern California. Additionally, in connection with entering into the station affiliation agreements with affiliates of Pappas in the San Francisco and Houston television markets, Azteca International acquired a 25% equity interest in each of the television stations for an aggregate purchase price of US$70.6 million.

In July 2002, a dispute arose between Azteca International and Pappas regarding the exercise of the purchase option for the Los Angeles station. In addition, Pappas alleged that Azteca International was in breach of certain of its obligations under the station affiliation agreements governing the Los Angeles, San Francisco, Houston and Reno television stations. On February 13, 2003, TV Azteca announced that a definitive settlement agreement that resolved all of the outstanding litigation and disputes between TV Azteca and Pappas had been executed. (See “The Company – Business Description - Judicial, Administrative or Arbitral Proceedings”) for a discussion of the Pappas and Azteca International litigation and the settlement of the pending claims.

In connection with the settlement agreement, TV Azteca and Pappas entered into a number of agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas in favor of Azteca International, a local marketing agreement (“LMA”) governing, under certain circumstances, Azteca International’s operation of its Los Angeles affiliate and a purchase option agreement that grants Azteca International the right, subject to receipt of all necessary approvals and applicable statutory limitations, to acquire all of the assets of the Los Angeles station. In addition to these agreements, Pappas and Azteca International modified their existing station affiliation agreements and entered into new station affiliation agreements.

The New Pappas Promissory Note

Pursuant to the settlement agreement and related agreements, Pappas re-acquired the 25% equity interests owned by Azteca International in its Houston and San Francisco station affiliates. In addition, the outstanding secured indebtedness in the amount of US$53.7 million owed to TV Azteca by Pappas Southern California was cancelled, together with Azteca International’s option to acquire an equity interest in Pappas Southern California.

As consideration for the re-acquisition of the equity interests in its affiliates and the cancellation of its indebtedness, Pappas issued Azteca International a promissory note in the principal amount of $128.0 million that is secured by the assets of the Los Angeles station (the “New Pappas Promissory Note”). The initial maturity date of the New Pappas Promissory Note was June 30, 2003 (the “Initial Maturity Date”). Because Pappas did not repay the New Pappas Promissory Note prior to April 30, 2003, the principal amount of the New Pappas Promissory Note increased to US$129.0 million. The New Pappas Promissory Note may be prepaid, in whole or in part, at any time, and will bear interest at an annual rate of 11.6279% from and after the initial maturity date, except as indicated below.

If the LMA is terminated pursuant to the occurrence of certain specified events and Azteca International does not timely exercise the Los Angeles purchase option following the termination of the

LMA, Azteca International will have the right to require repayment of the New Pappas Promissory Note on the earlier of the maturity date of the New Pappas Promissory Note and two years following the third anniversary of the effectiveness of the Los Angeles purchase option. Alternatively, if the purchase option is not consummated in a timely manner after its exercise, Azteca International may, under certain circumstances, require that the New Pappas Promissory Note be repaid two and a half years after the date the right to exercise the Los Angeles purchase option expires.

Local Marketing Agreement

Azteca International and Pappas also agreed that, if the New Pappas Promissory Note was not repaid on or prior to the Initial Maturity Date, then starting on July 1, 2003, the operation of the Los Angeles station would be subject to the terms and conditions specified in the LMA. Beginning July 1, 2003, the Los Angeles station has been operated by a U.S. company, KAZA Azteca America, Inc., which is a 100% subsidiary of Azteca International.

The LMA has an initial term of three years, and will continue thereafter until the New Pappas Promissory Note is paid in full. Under the LMA, Azteca International provides programming and services to the Los Angeles station, and is entitled to retain all advertising and other revenues generated from the operation of the Los Angeles station. During the initial three-year term of the LMA, Azteca International is paying Pappas Southern California an annual fee of US$15.0 million, which is payable in quarterly installments. The payment of this fee has been guaranteed by TV Azteca.

Azteca International’s payments under the LMA are offset on a dollar-for-dollar basis by the amount of interest payable under the New Pappas Promissory Note. Accordingly, if during the initial three-year term of the LMA, Pappas Southern California does not make principal payments under the New Pappas Promissory Note, then Azteca International will not be required to make any cash payments under the LMA. Following the expiration of the initial three year term of the LMA, the annual fee for the LMA will be increased to US$24.6 million, a portion of which would continue to be subject to offset against Pappas’ interest payment obligation, until the New Pappas Promissory Note is paid in full.

In order to resolve any future disputes between Azteca International and Pappas Southern California arising out of the operation of the Los Angeles station pursuant to the LMA, the parties have appointed an attorney affiliated with a Washington, D.C.-based law firm who has experience in Federal Communications Commission (“FCC”) matters and who, upon request, will arbitrate all disputes between the parties, including disputes involving FCC matters (the “Approved Arbiter”). The decisions of the Approved Arbiter will be binding on the parties; however, if the disputed matter relates to FCC rules or regulations, the parties are permitted to seek a ruling from the FCC on such matter and the FCC decision will be final and binding upon the parties.

Because the New Pappas Promissory Note was not paid in full prior to the Initial Maturity Date of June 30, 2003, then the LMA will terminate. The LMA could also be terminated upon (i) the closing of the purchase option for the assets of the Los Angeles station (ii) the filing of a petition for bankruptcy of a party to the LMA or (iii) following the determination of the Approved Arbiter that a party is in breach of the LMA.

Pursuant to the LMA, Azteca International has agreed, subject to receipt of regulatory approval, to pay up to US$3.0 million for the installation, construction and acquisition of broadcasting facilities necessary to operate a digital television channel in the Los Angeles market. However, if the Approved Arbiter determines that any cost overruns are reasonable, Azteca International’s financial obligations with respect to this project could exceed US$3.0 million. If by the third anniversary of the date on which the Los Angeles station purchase option became exercisable, (i) Azteca International has not closed the purchase option and (ii) Pappas Southern California has not repaid in full the principal and interest due on the New Pappas Promissory Note, Pappas Southern California is required to reimburse Azteca International for the costs incurred in connection with the development of the digital television channel. The aggregate amount of the reimbursement obligation shall be added to the then-outstanding principal amount of the New Pappas Promissory Note and will be secured by the assets of the Los Angeles station.

The Los Angeles Station Purchase Option

In the event the LMA becomes effective, Azteca International will also have the option, subject to receipt of all necessary approvals and applicable statutory limitations, to purchase all of the assets of the Los Angeles station, including its FCC license. This purchase option must be exercised, subject to limited exceptions, at least six months prior to the third anniversary of the effective date of the option agreement (i.e., January 1, 2006). The total purchase price for the assets is US$250.0 million, plus certain specified liabilities. The purchase price payable for the assets may be offset against all amounts then outstanding under the New Pappas Promissory Note. In the event the LMA is terminated in connection with a governmental challenge to its effectiveness or Azteca International’s breach of the LMA, as determined by the Approved Arbiter, the period of time in which Azteca International may exercise the purchase option will be shortened.

The consummation of the purchase option transaction is subject to certain governmental filing requirements. Azteca International is permitted to assign its rights with respect to the purchase option to a qualified third party in order to obtain any necessary consents. Under applicable FCC rules, Azteca International has the right to hold up to a 25% equity interest in an entity that holds a U.S. television broadcasting license.

Amended Station Affiliation Agreements

Azteca International’s station affiliation agreements with affiliates of Pappas in the Los Angeles, San Francisco, Houston and Reno markets will continue to be in effect through 2004 with certain modifications, except for the Los Angeles station if the LMA becomes effective. As modified, the allocation of revenue under the station affiliation agreements will change to a 50-50 time-split arrangement, where network advertising time is equally divided. Azteca International will have the option to extend these modified station affiliation agreements until June of 2004, after which these station affiliation agreements will be automatically renewable for additional six-month periods, subject to the termination provisions contained in the station affiliation agreements. As in the case of the LMA, the Approved Arbiter is also authorized to settle disputes under the modified station affiliation agreements.

Azteca International has agreed to indemnify the Pappas station affiliates for any damages awarded to Echostar from any Pappas station affiliates, the costs of defending such actions (including attorney’s fees), reasonable out of pocket expenses incurred in connection with obtaining alternative programming and, under certain circumstances, lost profits (See “The Company – Business Description—Judicial, Administrative or Arbitral Proceedings”)

In general, the modified station affiliation agreements can be terminated by either party, subject to compliance with relevant notice provisions, (i) if a petition for bankruptcy of a party to the station affiliation agreement is filed, or (ii) following the determination by the Approved Arbiter that a party is in breach of the station affiliation agreement. In the event the term of a modified station affiliation is extended to June 30, 2004, either party may terminate the agreement on 90 days notice effective as of June 30, 2004, or prior to the expiration of any renewal term. As of June 30, 2004, notice of termination has not been received by either party.

New Stations

Affiliates of Pappas and Azteca International have also entered into station affiliation agreements for several smaller television markets.

Internet Business

Todito

In February 2000, TV Azteca acquired 50% of the capital stock of Todito, a Mexican company that operates a Spanish-language Internet portal (www.todito.com) and Internet connection service (www.toditocard.com and www.toditoilimitado.com) targeting Spanish speakers in the U.S. and Mexico. TV Azteca also operates a corporate web site (www.tvazteca.com.mx) that is hosted and managed by Todito and is used to promote TV Azteca’s talent and programs.

Grupo TV Azteca, a wholly owned subsidiary of TV Azteca owns 50% of Todito’s capital stock. Grupo TV Azteca holds 4,449,000 common and Series A Shares of Todito’s fixed capital stock and 1,984,000 common and Series D-A Shares of Todito’s variable capital stock. Grupo Dataflux, S.A. de C.V. (“Dataflux”), which is controlled by Mr. Guillermo Salinas Pliego, the brother of Mr. Ricardo Salinas Pliego, owns the other 50% of Todito’s capital stock. All shares have a par value of Ps.1.00; the A Shares have unlimited voting rights and the D-A Shares have limited voting rights but enjoy preferential dividends of 5%.

Todito was launched in August 1999 by Dataflux, a Mexican technology company that operates the largest network of computer training schools in Mexico. Todito is one of the most visited sites by Mexican internet users (over 1,400,000 unique visitors per day) and also operates Mexico’s leading pre-paid Internet service provider, with over 339,000 users.

In connection with its acquisition of the Todito capital stock, TV Azteca entered into a five-year service agreement with Todito. The value of the service agreement was US$100.0 million at the time of the signing. The service agreement consisted of advertising time on TV Azteca’s networks, the exclusive online use of TV Azteca’s content by Todito and the use of TV Azteca’s sales force to promote Todito to TV Azteca’s advertising clients. The three components of the service agreement were valued at US$45.0 million, US$50.0 million and US$5.0 million, respectively, at the time of signing of the agreement. Under the service agreement, TV Azteca agreed to provide Todito with advertising on its Azteca 7 and Azteca 13 networks totaling an aggregate of 78,000 GRPs. The GRPs contemplated by the agreement equal the number of commercial rating points obtained in a 60-second transmission of commercial messages. Todito has the right to use up to 30% of the advertising granted under the service agreement during the networks’ prime-time hours. TV Azteca has also granted Todito the exclusive right to distribute over the Internet TV Azteca’s internally produced programming during the term of the service agreement. Finally, the service agreement provides that TV Azteca’s sales force will be the exclusive seller of online advertising on www.todito.com for two years and that TV Azteca’s sales force will facilitate contacts between TV Azteca’s television advertising clients and Todito’s online advertising sales force.

In May 2001, Todito launched its pre-paid Internet access card, which functions like a pre-paid phone card. The cards range in price from Ps.40 for 300 minutes of navigation to Ps.1,140 for the full year in the unlimited plan. The cards can be purchased online or at over 20,000 points of sale throughout Mexico. Since its introduction, monthly sales have grown from 5,310 cards in May 2001 to 107,000 cards in December 2003.

Todito reported sales of Ps.157 million and Ps.201 million (US$17.9 million) for the years ended December 31, 2002 and 2003, respectively. Todito’s sales are comprised of the sale of online advertising, the sale of its pre-paid internet connection cards and commissions from e-commerce transactions. Todito generated a positive EBITDA of Ps.58 million US$5.2 million and Ps.65 million (US$5.8 million) for the years ended December 31, 2002 and 2003, respectively.

Channel 40

In December 1998, TV Azteca entered into a joint venture with Televisora del Valle de México, S.A. de C.V. (“TVM”) and TVM’s subsidiary, Corporación de Noticias e Información, S.A. de C.V. (“CNI”), for the operation of a television channel that broadcasts throughout the Mexico City metropolitan area on UHF Channel 40. In July 2000, CNI stopped broadcasting TV Azteca’s signal as required by its contractual obligations under the joint venture agreement. In response to CNI’s actions, TV Azteca filed several lawsuits in Mexico against TVM, CNI and Mr. Moreno Valle, seeking lost profits and the enforcement of its purchase option right under the joint venture to acquire up to 51% of the capital stock of TVM. For a more detailed discussion of the legal proceedings involving Channel 40, (See “The Company – Business Description - Judicial, Administrative or Arbitral Proceedings”).

Music

In May 1996, TV Azteca formed Azteca Records to produce, market and distribute recorded music. TV Azteca’s strategy is to utilize its recording business to focus on the development and promotion of new Mexican talent and to take advantage of cross-promotional opportunities. Azteca Records released 48 recordings in 2001 and 54 recordings in 2002. For the year ended December 31, 2003, Azteca Records reduced its operations in the recording business and entered the event promotion business. Azteca Records’ recordings are distributed in Mexico, pursuant to agreements between TV Azteca and Sony Music Entertainment Mexico, S.A. de C.V., BMG Entertainment Mexico, S.A. de C.V. and Warner Music Mexico, S.A. de C.V., and internationally pursuant to agreements between TV Azteca and several distributors, which vary depending on the territory of distribution. In each of the years ended December 31, 2001, 2002 and 2003, TV Azteca’s music business accounted for less than 1% of TV Azteca’s net revenue.

Soccer	Team

In May 1996, TV Azteca acquired a majority interest in the Club Atlético Morelia, a Mexican professional soccer team. The Club Atlético Morelia soccer team belongs to the 20-team First Division of the Mexican professional soccer league. Each year, the team plays 38 regular season games, half of which are home games. In the 2000 winter season, the Club Atlético Morelia won the Mexican Soccer Championship for the first time in its history. In the 2002 and 2003 winter seasons, Club Atlético Morelia was a finalist in the Mexican Professional Soccer Championship.

Television Channel 12 in El Salvador

On December 5, 2003, TV Azteca sold its interest in an El Salvador television channel, Canal 12 de Televisión (acquired in 1997), to an unrelated third party for US$6 million.

Strategic Alliances

NBA Agreement

Since 1993, TV Azteca has had the exclusive right to broadcast NBA games in Mexico. In August 1995, TV Azteca entered into an agreement with NBA Entertainment, Inc. This agreement, which has since been extended, gave TV Azteca the exclusive right to broadcast NBA games in Mexico through the end of the 2002-2003 season. TV Azteca also has a right of first refusal to renew its exclusive exhibition rights for the 2003-2004 season. In return for the broadcast rights, NBA Entertainment is entitled to a guaranteed minimum payment per season if net advertising revenue generated from NBA games is less than or equal to US$2.3 million. NBA Entertainment is entitled to receive an additional 50% of any net advertising revenue in excess of US$2.3 million. The amount paid to NBA Entertainment under the terms of the NBA Agreement during the fiscal year ended December 31, 2003 was US$800,000.

Buena Vista Agreement In October 2001, TV Azteca entered into an exclusive three-year license agreement with Buena Vista International, Inc., an affiliate of The Walt Disney Company. The individual licensing agreement, dated October 9, 2000, was entered into by TV Azteca and Buena Vista International, Inc. (“Buena Vista”), to provide TV Azteca with a license to broadcast Buena Vista programming on its network in Mexico. Each licensed item provided in the schedules is provided with its own license fee and license expiration date. The agreement gives TV Azteca the exclusive access to certain first-run movies, mini-series and special events, such as the Academy Awards. In addition, the licensing agreement, dated October 1, 2001, was entered into by Red Azteca, a wholly-owned subsidiary of TV Azteca, and Buena Vista, to provide Red Azteca with a license to broadcast Buena Vista programming on its network in Mexico. The agreement provides for differing license fees and license expiration dates based on category of programming.

Competition

General

Broadcast television stations compete for advertising revenue and viewers with other television stations in their markets and other advertising media, such as radio, newspapers, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, the Internet and home entertainment systems (including videocassette recorders, DVDs and television game devices). Broadcast television stations also face competition from cable television, MMDS, and DTH satellite services. These other programming, entertainment and video distribution systems can increase competition for broadcast television stations by bringing into its market distant broadcast signals not otherwise available to a station’s audience and also by serving as distribution systems for non-broadcast programming.

Televisa

TV Azteca’s principal competitor in Mexico is Televisa. Televisa, through its subsidiaries, is the largest Spanish-language media company in the world. Televisa owns and operates Channels 2, 4, 5 and 9 in Mexico City, each of which, to varying degrees of coverage, is broadcast throughout Mexico. Televisa generated a substantial majority of Mexican television advertising sales in each of the last three years.

According to data of IBOPE AGB Mexico, Televisa had a combined weekday, prime-time Mexican commercial audience share of 61%, 62% and 63%, during 2001, 2002 and 2003, respectively.

DTH Providers

Pay television services generally require an initial connection fee, as well as a periodic subscription fee, but offer both a higher quality picture than traditional, over-the-air television broadcasts and a larger number of channels to choose from. Under current Mexican law, cable television services, but not DTH satellite services or MMDS, are required to include over-the-air television channels in a basic package of channels offered to subscribers. DirecTV and SKY, DTH service providers, carry the signals of Azteca 7 and Azteca 13 networks throughout Mexico pursuant to an arrangement with TV Azteca. Many pay television services are offered by companies that are backed by large, multinational media conglomerates with substantial resources. Televisa is a partner in a multinational venture to provide DTH services in Mexico and elsewhere. According to IBOPE AGB Mexico, the penetration of pay television as of July 1, 2003 was approximately 16% of all television households. TV Azteca believes that pay television consumers are concentrated in the Mexico City metropolitan area and along the U.S.-Mexico border.

Univision and Telemundo

Univision and Telemundo are the main competitors of the Azteca America Network in the U.S. Spanish-language television market. Both Univision and Telemundo have already established networks in the U.S. television markets that Azteca America targets or intends to target. According to industry reports, from January 26 to May 24, 2004, Univision has an approximate 57.4% of the Hispanic market audience share and Telemundo had an approximate 22.8% of the Hispanic market audience share for the 6:00a.m. to 12:00a.m. time slot. Univision also owns Galavision, a Spanish-language cable network that for the same period and according to industry reports, had an approximate 3% of the Hispanic market audience share. In addition, in January 2002, Univision launched the Telefutura network, a Spanish-language network which can be seen on 42 over-the-air television broadcast stations in addition to cable systems nationwide. According to Univision, at its launch Telefutura reached approximately 80% of the U.S. Hispanic population.

Each of Telemundo and Univision has a larger network of affiliates and greater financial resources than Azteca International. In addition, each of these competitors has certain programming advantages over Azteca International. In 2002, NBC acquired Telemundo. As part of the acquisition, NBC provides Telemundo with the rights to broadcast certain NBC programming in the U.S. Spanish-language television market. Moreover, Univision has a long-term program license agreements with Televisa and Corporation Venezolana de Television, C.A., another prominent producer of Spanish-language programming. These agreements provide Univision with a significant amount of quality programming that can be used to attract and retain U.S. Hispanic viewers.

The Azteca America Network also competes with some English-language broadcasters that also have broadcast Spanish-language networks and simulcast certain programming in English and Spanish for their U.S. Hispanic viewers.

Regulation

TV Azteca

Concessions

Under the Ley Federal de Radio y Televisión (“Mexican Federal Radio and Television Law”), a television broadcaster must have a concession granted by the SCT to broadcast over a particular frequency. A concession comprises one or more licenses, each of which gives the concession holder the right to operate a television transmitter at a certain location. Each concession specifies, among other things, the authorized signal strength of the concession holder’s transmitter and the principal populations in its broadcast range. In addition, the SCT may grant the concession holder separate supplemental authorizations to operate transmitters within the areas covered by the primary licenses contained in the concession. Supplemental authorizations are granted in order to allow the concession holder to broadcast its signal to populations that are inaccessible to the transmitters located where required by the licenses contained within the concession. Supplemental authorizations may also be granted in response to a petition from local residents in an area within the area covered by the concession.

TV Azteca has 11 concessions for 180 channels. Nine of these concessions relate to the Azteca 7 network and together comprise 89 channels for primary transmission locations throughout Mexico. TV Azteca has also obtained 124 supplemental authorizations related to the Azteca 7 network. For the Azteca 13 network, TV Azteca has a single concession that comprises 90 licenses for primary transmission locations throughout Mexico, and has 171 related supplemental licenses. TV Azteca also has a separate concession for a single primary transmission location related to the network in the state of Chihuahua. The SCT has authorized, for a two-year period subject to renewal, TV Azteca’s operation for experimental and investigative purposes of Channel 53, a high-definition digital television channel in Mexico City, to retransmit the programming of Channel 13 in Mexico City. TV Azteca has also obtained the authorization of the SCT to install and operate equipment to improve broadcast signal quality and coverage.

Applications to acquire a concession are submitted to the SCT, which conducts a formal review process of all competing applications, then publishes a summary of the selected application (followed by a second publication of such summary after 10 days). For a 30-day period following the second publication, third parties may object to the granting of the concession. After the expiration of a 30-day period, the SCT grants the concession to one applicant. The term of the concession may be for up to 30 years, with most terms currently being for 15 years.

The SCT may revoke a concession if the concession holder takes any of the following actions:

•	changes the location of its transmission equipment without the approval of the SCT;

•	broadcasts over a frequency other than the ones assigned without the approval of the SCT;

•	transfers the concession, the rights derived therefrom, or any of the transmission equipment related thereto without the approval of the SCT;

•	suspends transmission from its anchor station for a period greater than 60 days;

•	takes any action that is in contravention of the terms of its concessions;

•	changes its by-laws in contravention of the Mexican Federal Radio and Television Law;

•	transfers, pledges or encumbers to, or for the benefit of, any foreign party in any way, in whole or in part, the concession or any of the rights arising thereunder or any of the transmission equipment associated therewith;

•	provides goods or services associated with the concession to enemies in time of war;

•	changes its jurisdiction of incorporation to a jurisdiction outside Mexico; or

•	requests protection of a foreign government, entity or individual.

If a concession is revoked for any of the foregoing reasons, the concession holder forfeits all of its assets to the Mexican government. If a concession is revoked for any other reason, the concession holder must remove all of its broadcast assets from its licensed locations. If this occurs, however, the Mexican government has the right to purchase those assets for a fair price determined by an independent appraiser. None of TV Azteca’s concessions has ever been revoked.

Concessions are renewable by the concession holder upon their expiration for a term of up to 30 years (with 10 years currently being standard). The SCT will generally renew the concessions upon expiration, so long as they have been operated in substantial compliance with applicable law. Seven of the concessions for the Azteca 7 network expire on April 29, 2006. One of the concessions for the Azteca 7 network, comprising 22 licenses for primary transmission locations in the Northwest region of Mexico, expires on September 29, 2006. The concession for the Azteca 13 network expires on May 9, 2008. TV Azteca’s Chihuahua concession was renewed on January 26, 2000 and expires on July 2, 2009.

Supervision of Operations

The SCT and the Secretaría de Gobernación (“Ministry of the Interior”) have the right to conduct inspections of a concession holder’s broadcasting operations.

Television programming is not subject to judicial or administrative censorship in Mexico. However, Mexican law and regulations prohibit programs that:

•	are offensive to the civic culture of national heroes and religious beliefs (ofensivo para el culto civico);

•	are racially discriminatory (discriminatorio para las razas);

•	cause corruption of the language (corrupción del lenguaje);

•	are contrary to public decency (contrarias a las buenas costumbres);

•	glorify violence or criminal acts (apologia de la violencia o del crimen); or

•	threaten national safety, public order or cause alarm or panic to the audience.

Under Mexican regulations, the Dirección General de Radio, Televisión y Cinematografia (“Mexican General Directorate of Radio, Television and Cinematography”), a department of the Ministry of the Interior, reviews all television programming (except for live programs) prior to broadcast and classifies it according to the age group for which the programming is acceptable for viewing. Unless otherwise authorized by the Ministry of the Interior, programs classified for adults may be broadcast only after 10:00 p.m.; programs classified for adults and adolescents may be broadcast only after 9:00 p.m.; programs classified for all age groups, including children, may be shown at any time. Violations of these regulations are punishable by fines ranging from an amount in pesos equivalent to between 500 and 5,000 days’ minimum wages in the Federal District, effective as of the date on which such violation, if any, occurs. Mexican regulations also require that the retransmission of broadcasts from outside Mexico or broadcasts in a foreign language be pre-approved by the Ministry of the Interior. In connection with such broadcasts, the Mexican government imposes a fee for each hour of retransmitted non-Mexican programming that is so authorized, an annual fee for each channel in which the majority of the programming is produced abroad, and, in some circumstances, a fee for each non-Mexican-produced broadcast event. The effect of these fees on TV Azteca has not been material in the past.

Each concession holder is obligated to transmit up to 30 minutes of government-supplied programming each day containing themes for purposes of education, culture, and social orientation. Historically, the Mexican government has not used a significant portion of this time. In addition, during political campaigns all registered political parties have the right to purchase time to broadcast political messages at rates not higher than those available for commercial advertising.

Restrictions on Advertising

Mexican law regulates the type and amount of advertising that may be broadcast on television. Concession holders are prohibited from broadcasting advertisements that are misleading. Advertisements for alcoholic beverages (other than beer and wine) may be broadcast only after 10:00 p.m. and advertisements for tobacco products may be broadcast only after 9:00 p.m. Advertising for alcoholic beverages must not be excessive in amount, feature minors or portray actual consumption of alcoholic beverages and must be balanced by public service announcements promoting good nutrition and hygiene. Advertisements for certain products and services, including medicine, require the approval of the Mexican government prior to their broadcast. Moreover, the Mexican government must approve all advertisements for lotteries and other similar games of chance.

Mexican law also regulates the amount of advertising that a concession holder may broadcast. No more than 18% of broadcast time may be used for advertisements on any day. Furthermore, from 8:00 p.m. until a concession holder ceases broadcasting for the day, the amount of broadcast time dedicated to advertising may not exceed 50% of the concession holder’s total permissible advertising time. Station identification breaks have a maximum duration of two minutes and may occur once every half hour except during events whose interruption would inconvenience viewers. During films, telenovelas and other programs that have dramatic continuity, commercial interruptions may not be more than six per hour of program transmission and each interruption may not exceed two minutes in duration. If a program does not have dramatic continuity, commercial interruptions may not be more than 10 per hour, with each lasting no longer than one and a half minutes. The Ministry of the Interior may authorize a concession holder to temporarily increase the duration of commercial breaks. In the past, TV Azteca has secured such authorizations for broadcasts during the Christmas season.

The SCT sets minimum advertising rates. There are no restrictions on maximum advertising rates.

Broadcast Tax

In addition to paying income taxes, all concession holders are subject to a tax that is payable by granting the Mexican government the right to use up to 12.5% of the concession holder’s total daily broadcast time. This government broadcast time is not cumulative; any broadcast time not used by the Mexican government on any day is forfeited. As with the 30 minute requirement referred to under “—Supervision of Operations” above, the Mexican government historically has not used a significant portion of the time available to it. In any event, the use of the time must be distributed on a proportional and equitable basis throughout the concession holder’s daily programming but must not have a materially adverse effect on the business of the concession holder.

Foreign Ownership

There are certain restrictions on the ownership by non-Mexicans of shares of Mexican enterprises in some economic sectors, including broadcast television. Under Mexico’s Ley de Inversión Extranjera (“Foreign Investment Law”) and the Mexican Federal Radio and Television Law, foreign investors (including Mexican companies with foreign shareholders) may not own the capital stock of Mexican broadcasting concession holders (other than through “neutral investment” shares or instruments, such as CPOs).

Border Stations

Transmissions from television stations located along the U.S.-Mexican border are governed by a bilateral treaty signed by the governments of the two countries. The Agreement for the Assignment and Use of Channels for Television on the Frequency Range of 470-806 MHz Along the Border of Mexico and the United States sets criteria that all border stations must meet regarding permissible transmitter strength, antenna height and distance from the border. TV Azteca believes that it is in compliance with all aspects of the treaty.

Azteca America

FCC Regulation—General

The U.S. communications industry, including the operation of broadcast television networks and stations, is subject to substantial federal regulation, particularly pursuant to the Communications Act of 1934, as amended, and the rules and regulations promulgated thereunder by the FCC (the “Communications Act”). This Communications Act empowers the FCC to, among other things, regulate certain aspects of broadcast programming and the relationship between broadcast television networks and their affiliated broadcast television stations.

Alien Ownership of Broadcast Television Stations

The Communications Act prohibits the issuance of a broadcast license to, or the holding of a broadcast license by, an alien corporation, which is any corporation of which more than 20% of the capital stock is beneficially or nominally owned or voted by non-U.S. citizens or their representatives or by a foreign government or a representative thereof, or by any corporation organized under the laws of a foreign country. The Communications Act also authorizes the FCC, if the FCC determines that it would be in the public interest, to prohibit the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is beneficially or nominally owned or voted by aliens. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to ownership in corporations held through other forms of business organizations, including partnerships.

Other Broadcast Television Regulation

The FCC substantially regulates television broadcast stations, which generally must apply to the FCC for renewal of their licenses every eight years. Renewal will be granted to the extent that the FCC finds that (i) the station has served the public interest; (ii) there have been no serious violations by the licensee under the Communications Act described above or the FCC rules; and (iii) there have been no other violations by the licensee of such Communications Act or the FCC rules which, taken together, indicate a pattern of abuse. The FCC also administers other aspects of broadcast television regulation, including the following: restrictions on the ownership of multiple media outlets in one market, or on a national basis; limits on the amount of commercial advertising during children’s programming; requirements that stations air a certain amount of informational or educational programming directed at children; restrictions on “indecent” programming; and requirements affecting the availability and cost of political advertising time. In addition, FCC rules governing network affiliation agreements mandate that a television broadcast station licensee retain the right to reject or refuse network programming in certain circumstances, or substitute programming that the licensee reasonably believes to be of greater local or national importance. Violations of FCC rules and regulations can result in substantial monetary forfeitures, periodic reporting conditions, short-term license renewal and, in egregious cases, denial of license renewal or revocation of license.

Other Regulatory Considerations

The foregoing does not purport to be a complete discussion of all provisions of the Communications Act referenced or other acts of the U.S. Congress or of the rules, regulations and policies of the FCC. For further information, reference should be made to the Communications Act itself, other congressional acts, and rules, regulations and public notices promulgated from time to time by the FCC. There are additional regulations and policies of the FCC and other federal agencies that govern political broadcasts, public affairs programming, broadcast advertising and other matters affecting TV Azteca’s U.S. business and operations.

Property

Broadcasting, Production and Office Facilities

The properties of TV Azteca primarily consist of broadcasting, production and office facilities, all of which are located in Mexico. TV Azteca’s principal offices, comprised of 42,250 square meters, which it owns, are located in Mexico City.

TV Azteca owns and operates all of its 344 broadcast facilities (buildings and transmission towers) and all of the transmission equipment located at those facilities. Approximately 28% of the sites upon which these broadcast facilities are located are owned by TV Azteca and the remainders are leased. From the time of its privatization through December 31, 2003, TV Azteca has invested approximately Ps.863 million in purchasing new transmitters.

In February 2000, TV Azteca, together with its subsidiary, Television Azteca, entered into a 70-year tower project agreement (the “Tower Agreement”) with a Mexican subsidiary of American Tower Corporation (“ATC”) regarding space not used by TV Azteca in its operations. This agreement, which was approved by the SCT, covers up to 190 of TV Azteca’s broadcast transmission towers. In consideration for the payment of a US$1.5 million annual fee and for a loan of up to US$119.8 million under the ATC Long-Term Credit Facility (as defined under “Financial Information”), TV Azteca granted ATC the right to market and lease TV Azteca’s unused tower space to third parties (including affiliates of TV Azteca) and to collect for ATC’s account all revenue related thereto. TV Azteca retains full title to the towers and remains responsible for the operation and maintenance thereof. After the expiration of the initial 20 year term of the ATC Long-Term Credit Facility, TV Azteca has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to ATC’s marketing and leasing rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Credit Facility.

TV Azteca’s television production operations are concentrated in two production studio facilities owned by TV Azteca and located in Mexico City: the Ajusco Studios facility and the Azteca Digital facility. Ajusco Studios is located on the same site as TV Azteca’s principal offices.

TV Azteca acquired an additional office building in Mexico City in 1997, located adjacent to its principal offices, for approximately US$25.9 million with a mortgage loan which matured and was paid on December 18, 2003. The sources for the payment were US$5.9 million from company’s cash and approximately US$20 million with an amortizable mortgage loan denominated in pesos due on December 18, 2008. TV Azteca has relocated part of its programming operations to the new building and rented a portion to third parties. One of the towers of this building is currently being leased to Unefon pursuant to a 10-year lease agreement dated May 22, 1998 that is renewable for an additional 10 years upon notice of at least 180 days prior to expiration. The annual rent payable to TV Azteca under the Unefon lease is approximately US$2.5 million. (See “Management – Related Party Transactions and Conflict of Interest”).

In October 2001, TV Azteca acquired additional real estate in Mexico City, located adjacent to its principal offices, for approximately US$4.0 million. TV Azteca built a new parking lot for its employees and for the La Academia house on this property.

Satellites

TV Azteca uses satellite technology to transmit the signals of its two anchor stations throughout Mexico, to transmit Azteca International to its affiliates, to transmit the two network feeds of Azteca America and to transmit signals from mobile units to its anchor stations in Mexico City. In January 2000, TV Azteca entered into a 10-year lease of transponder capacity on the satellite SatMex 5 owned by Satelites Mexicanos, S.A. de C.V. Satellite signals transmitted using SatMex 5 reach Mexico, the U.S., Central America and South America. The annual rent for the use of the transponder capacity is approximately US$2.2 million.

Insurance

TV Azteca maintains comprehensive insurance coverage that covers its offices, equipment and other property, subject to customary deductibles and limits against damage due to natural disasters or other similar events.

ii) Patents, Licenses, Trademarks and other Agreements

TV Azteca is the owner of a large number of trademarks. Among those considered by us as most relevant are institutional trademarks (“marcas institucionales”) such as TV AZTECA, AZTECA DIGITAL, AZTECA NOVELAS, AZTECA TRECE, AZTECA SIETE, GRUPO SALINAS, FUNDACION TV AZTECA y ATLÉTICO MORELIA.

Likewise, all programs and soap operas (telenovelas) produced by TV Azteca have trademarks.

As provided in the Mexican Industrial Property Law (Ley de la Propiedad Industrial), trademarks do not expire if renewed each 10 years, computed as of the date of filing of the respective request. In our case, most trademarks must be renewed in 2004. The trademarks owned by TV Azteca are considered important for the Company because they are intangible assets of great value for TV Azteca.

The agreements entered into by TV Azteca with related parties are described in the section “Related Party Transactions and Conflicts of Interests” within the chapter of “Management”.

Azteca International has executed a settlement agreement and ancillary agreements with the Pappas affiliates. (See “The Company– Business Description– Principal Activity, Distribution Channels, Principal Assets and Market Information”).

iii) Principal Clients

In 2003, TV Azteca’s five largest advertisers, Pond’s de México, S.A. de C.V., Procter and Gamble, S.A. de C.V., Teléfonos de México, S.A. de C.V., Cervecería Modelo, S.A. de C.V. and Panificación Bimbo, S.A. de C.V., and their affiliates, together accounted for 14% of TV Azteca’s net revenue.

iv) Applicable Legislation and Tax Situation

Exchange Controls

Since November 11, 1991, Mexico has had a free market for foreign exchange. Prior to December 21, 1994, the Mexican Central Bank kept the peso-U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. On December 21, 1994, the Mexican government announced its decision to suspend intervention by the Mexican Central Bank and to allow the peso to float freely against the U.S. dollar. Factors contributing to the decision included the growing size of Mexico’s current account deficit, the declining level of the Mexican Central Bank’s foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty. The Mexican government’s decision caused a significant devaluation of the peso against the U.S. dollar. The devaluation produced a number of adverse effects on the Mexican economy that, in turn, adversely affected the financial condition and results of operations of TV Azteca. Interest rates in Mexico increased substantially, thus increasing the cost of borrowing. In addition, in response to the adverse effects of the devaluation, the Mexican government established an economic recovery program designed to tighten the money supply, increase domestic savings, discourage consumption and reduce public spending generally. Foreign investment in Mexico by private sources declined significantly.

In 2001, the peso weakened to Ps.9.16 per U.S. dollar at December 31, 2001, a 5.1% decrease in value from December 31, 2000. In 2002, the peso weakened to Ps.10.395 per U.S. dollar at December 31, 2002, a 13.5% decrease in value from December 31, 2001. In 2003, the peso weakened to Ps.11.232 per U.S. dollar at December 31, 2003, a decrease of 8.0% in value from December 31, 2002. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

Limitations Affecting Security Holders

Ownership by non-Mexicans of shares of Mexican enterprises is regulated in a general manner by the Mexican Foreign Investment Regulations (Reglamento de la Ley de Inversion Extranjera y del Registro Nacional de Inversiones Extranjeras) (the “Foreign Investment Regulations”).

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and reserves certain other activities (including television and radio broadcasting) exclusively for Eligible Mexican Holders, consisting of Mexican individuals and Mexican corporations, the charters of which contain a prohibition on ownership by non-Mexicans of the corporation’s capital stock (a “foreign exclusion clause”). However, the Foreign Investment Law provides that the General Directorate of Foreign Investment may authorize the issuance of “neutral” shares or other “neutral” equity securities (“Series N Shares”).

Pursuant to the Foreign Investment Law, holders of Series N Shares may or may not have voting rights; if they have voting rights, they must be limited. Series N Shares may be owned by domestic or foreign entities. Investment in N Shares or Securities by foreign entities is not considered to be a foreign investment, but rather a “neutral” investment.

In order to comply with these restrictions, TV Azteca has limited the ownership of its A Shares and D-A Shares to Eligible Mexican Holders and credit institutions acting as trustee (such as the CPO Trustee) in accordance with the Foreign Investment Law and Regulations, and TV Azteca has obtained the authorization from the General Directorate of Foreign Investment to issue the D-L Shares, the Series L Shares (“L Shares”) and the CPOs, all of which qualify as Series N Shares. A holder that acquires A Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those A Shares. The D-A Shares are subject to the same restrictions on ownership as the A Shares. However, the foregoing limitations do not affect the ability of non-Mexican investors to hold A Shares and D-A Shares through CPOs, because such CPOs constitute a “neutral investment” and do not affect control of TV Azteca, pursuant to the exceptions contained in the Foreign Investment Law.

The Foreign Investment Law and Regulations also require that TV Azteca register any non-Mexican owner of CPOs, or the applicable depositary with respect to any ADSs, with the National Registry of Foreign Investment. A non-Mexican owner of CPOs who has not been registered is not entitled to vote any shares underlying the CPOs that he otherwise would have the right to vote or to receive dividends with respect to the shares underlying the CPOs. TV Azteca has registered the Depositary for this purpose with respect to the ADSs and the CPOs (and the A Shares, D-A Shares, D-L Shares (and, after conversion, L Shares), as applicable, represented thereby).

In addition to the limitations established by the Foreign Investment Law, the Mexican Federal Radio and Television Law provides restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding concessions for radio and television such as those held indirectly by TV Azteca. In connection with TV Azteca’s IPO, TV Azteca obtained approval from the CNBV for the restructuring and subsequent public trading of the CPOs and from the General Directorate of Foreign Investment for the establishment of the CPO Trust. Non-Mexican states and governments are prohibited under TV Azteca’s by-laws and Mexican Federal Radio and Television Law from owning shares of TV Azteca and are, therefore, prohibited from being the beneficial or record owners of A Shares, D-A Shares, D-L Shares, L Shares, CPOs or ADSs. TV Azteca has been advised by its Mexican counsel, Jauregui, Navarrete, Nader y Rojas, S.C., that ownership of A Shares, D-A Shares, D-L Shares, L Shares, CPOs or ADSs by pension or retirement funds organized for the benefit of employees of non-Mexican states, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of TV Azteca’s by-laws or Mexican Federal Radio and Television Law.

Taxation

The following summary contains a description of the principal Mexican income tax consequences of the purchase, ownership and disposition of the TV Azteca Notes, CPOs or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations relating thereto. In particular, this summary deals only with holders that will hold the TV Azteca Notes, CPOs or ADSs as capital assets and does not address the tax treatment of a holder that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities holdings, persons that will hold the TV Azteca Notes, CPOs or ADSs as part of an integrated investment (including a “straddle”) comprised of the TV Azteca Notes, CPOs or ADSs and one or more other positions, certain U.S. expatriates or former U.S. residents, persons that have a “functional currency” other than the U.S. dollar or persons that own or are treated as owning 10% or more of the voting shares (including CPOs) of TV Azteca, nor does it address the tax treatment of holders of TV Azteca Notes who did not acquire the predecessor TV Azteca Notes at their issue price as part of the initial distribution.

This summary is based on the tax laws of Mexico in force on the date of this Annual Report, including the provisions of the income tax treaty between the U.S. and Mexico (the “Tax Treaty”), which are subject to change (possibly with retroactive effect). Holders of the TV Azteca Notes, CPOs or ADSs should consult their own tax advisors as to the U.S. federal, Mexican or other tax consequences of the purchase, ownership and disposition of the TV Azteca Notes, CPOs or ADSs including, in particular, the effect of any foreign, state or local tax laws.

As used herein, the term “U.S. Holder” means the beneficial owner of TV Azteca Notes, CPOs or ADSs, that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the U.S.; (ii) a corporation or partnership created or organized under the laws of the U.S. or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date that elect to continue to be treated as U.S. persons and that are beneficial owners of TV Azteca Notes, CPOs or ADSs, will also be U.S. Holders.

The term “Non-U.S. Holder” shall mean the beneficial owner of TV Azteca Notes, CPOs or ADSs other than a U.S. Holder.

As used herein, the term “Non-Mexican Holder” means a holder of the TV Azteca Notes, CPOs or ADSs that is not a resident of Mexico and that will not hold the TV Azteca Notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

For purposes of Mexican taxation, as of January 2004, an individual is a resident of Mexico for tax purposes if he or she has established his or her domicile in Mexico. If he or she has a permanent home in another country, he or she shall nevertheless be deemed to be a resident of Mexico for tax purposes if the locus of such person’s vital economic interests is in Mexico. The locus of vital economic interests shall be deemed to be in Mexico (a) when more than 50% of the gross income of such non-resident individual arises from Mexican sources of income or (b) when the center of such person’s professional activities is in Mexico. A legal entity is a resident of Mexico if it is organized under Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary.

If a non-resident of Mexico is deemed to have a permanent establishment in Mexico, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

In general, for U.S. federal income tax purposes, holders of ADSs or CPOs will be treated as the beneficial owners of the A Shares, D-A Shares, D-L Shares and, after conversion, L Shares represented by those ADSs or CPOs.

The spin-off is not a taxable event for purposes of tax income in Mexico.

With respect to shareholders who are not Mexican residents, reception of Unefon Holdings Shares in connection with the spin-off is not subject to income tax for individuals, income tax for corporation and entities (personas morales) nor value added tax.

TV Azteca shall not be subject to Mexican income tax for the transfer of resources in favor of Unefon Holdings by virtue of the spin-off, provided that, at least 51% of the subscribed and paid-in shares of TV Azteca and of Unefon Holdings are not transferred within one year following the date on which the tax authorities were notified of the spin-off.

There are no stamp, issuance, registration, nor similar taxes to be paid by the Unefon Holdings shareholders in connection with the spin-off.

Regarding the tax effects for foreign shareholders, TV Azteca’s U.S. tax legal counsel informed TV Azteca that the spin-off may be a taxable event subject to taxes when the spin-off becomes effective; however, each foreign shareholders should consult with their own tax specialists on the tax implications of the spin-off under the tax legislation applicable to such shareholder.

Tax Considerations Relating to the TV Azteca Notes

Mexican Tax Considerations

Taxation of Interest and Principal

Under the Mexican tax law and the rules promulgated thereunder in effect for 2003, payments of interest made by TV Azteca in respect of the TV Azteca Notes (including payments of principal in excess of the issue price of the TV Azteca Notes, which, under Mexican law, are deemed to be interest) to a Non-Mexican Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9%, provided that the TV Azteca Notes have been placed by a broker in a country that has entered into a treaty for avoidance of double taxation with Mexico which is effective.

Notwithstanding the foregoing, under Rule 3.25.15 of the general rules issued by the Mexican Ministry of Finance published in the Official Gazette on March 31, 2003 and the Seventh Amendment thereto, published in the Official Gazette on December 30, 2003 (the “Rules”), the tax rate will be 4.9% only if (i) the TV Azteca Notes continue to be registered in the Special Section of the RNV, (ii) TV Azteca timely files with the Mexican Ministry of Finance within the first 15 days after the placement, general information regarding such placement, (iii) TV Azteca timely files with the Mexican Ministry of Finance within the first 15 business days of July and October 2003, and January and April 2004, information regarding the amount of interest paid on the TV Azteca Notes and the date of such payment, and a statement representing that no party related to TV Azteca (as such terms are defined in the Rules), jointly or individually, directly or indirectly, is the effective beneficiary of 5.0% or more of the aggregate amount of each such interest payment, and (iv) TV Azteca maintains records which evidence compliance with items (i) and (ii) above. TVAzteca expects that such requirements will be met during the effectiveness of Rule 3.25.15. If the requirements under Rule 3.25.15 are not complied with, the withholding tax on payment of interest on the TV Azteca Notes will be assessed at the rate of 10%. Pursuant to the Rules, if any of the filings have not been filed, spontaneous compliance with the same may be effectuated on or prior March 31, 2004, provided that the remainder of the requirements were timely complied with. The Rules, together with other tax regulations, are promulgated on an annual basis. Thus, no assurances can be given that the Rules will be extended or that equivalent rules will be enacted.

Under the Mexican tax law, payments of interest made by TV Azteca with respect to the TV Azteca Notes to non-Mexican pension or retirement funds are exempt from Mexican withholding taxes, provided that the fund (i) is the effective beneficiary of the interest, (ii) is duly organized pursuant to the laws of its country of origin (regardless of the type of organization), (iii) is exempt from income tax in such country and (iv) is duly registered with the Mexican Ministry of Finance for such purposes.

TV Azteca has agreed, subject to certain exceptions and limitations, to pay additional amounts in respect of the above-mentioned Mexican withholding taxes to holders of the TV Azteca Notes. If TV Azteca pays additional amounts in respect of such Mexican withholding taxes, any refunds received with respect to such additional amounts will be for TV Azteca’s account.

Holders or beneficial owners of TV Azteca Notes may be requested, subject to specified exceptions and limitations, to provide certain information or documentation necessary to enable TV Azteca to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners in respect of interest payments under the TV Azteca Notes. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided prior to the payment of any interest to such holder or beneficial owner, TV Azteca may withhold Mexican tax from such interest payment to such holder or beneficial owner at the maximum applicable rate (currently 10.0%), but its obligation to pay additional amounts under the TV Azteca Indenture in respect of such withholding taxes will be limited.

Under the Mexican tax law and the Rules thereunder, a Non-Mexican Holder is not to be subject to any Mexican withholding or similar taxes in connection with payments of principal made by TV Azteca in connection with the TV Azteca Notes.

Taxation of Dispositions of Notes

Capital gains resulting from the sale or other taxable disposition of the TV Azteca Notes by a Non-Mexican Holder will not be subject to Mexican income or other taxes.

Other Taxes

A Non-Mexican Holder of TV Azteca Notes will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holding, nor will it be liable for Mexican stamp, registration or similar taxes in connection with the purchase, ownership or disposition of such notes.

Tax Considerations Relating to CPO and ADSs

Taxation of Dividends

Mexican Tax Considerations

Dividends paid to Non-Mexican Holders with respect to the Shares represented by ADSs or CPOs are not subject to Mexican withholding tax.

Taxation of Dispositions of CPO or ADSs

Mexican Tax Considerations

Deposits of CPO in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

Gain on the sale of ADSs, CPOs or Shares by Non-Mexican Holders through the Mexican Stock Exchange or any other stock exchange located in a country which has entered into a treaty to avoid double taxation with Mexico will generally be exempt from Mexican tax. On the other hand, gain on the sale of ADSs, CPO or Shares made by Non-Mexican Holders through any other stock exchange shall be subject to Mexican tax at a rate of 5% on the gross amount of the transaction or 20% on the gain. Gain on sales or other taxable dispositions of ADSs, CPOs or Shares made in other circumstances generally would also be subject to Mexican tax, regardless of the nationality or residence of the transferor.

Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other taxable disposition of ADSs, CPOs or Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of the capital stock of the company (including ADSs and CPOs) at any time within the 12 month period proceeding such sale or other disposition.

Other Mexican Taxes

There are no inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of TV Azteca Notes, ADSs or CPOs by Non-Mexican Holders, although gratuitous transfers of CPOS may, in certain circumstances, cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or CPO.

Commissions paid in brokerage transactions for the sale of CPO on the Mexican Stock Exchange are subject to a value added tax of 15%.

v) Human Resources

As of December 31, 2003, TV Azteca employed 4,228 employees. Of TV Azteca’s employees, 2,198 work in production (1,256 of whom were freelance employees), 1,039 perform administrative functions, 240 are managers or executive officers, 457 work in operations and 294 work in sales. Approximately 30% of TV Azteca’s new hires in 2003 were freelance employees.

Approximately 18% of TV Azteca’s permanent employees are represented by the television union, with a smaller number of employees represented by the artists’ union or the musicians’ union. Under Mexican law, the compensation terms of the agreements between TV Azteca and its union employees are subject to renegotiation on an annual basis. All other terms of the agreement are renegotiated every two years.

TV Azteca believes that its relations with its employees are good. TV Azteca has never been subject to a strike by its employees

vi) Environmental Performance

TV Azteca’s operation and activities are not subject to environmental regulation.

vii) Corporate Structure

Azteca Holdings, an entity controlled by Ricardo B. Salinas Pliego, is the owner of the majority (51.9%) of all outstanding shares of TV Azteca’s capital stock; and Grupo Cotsa, (a wholly owned subsidiary of Azteca Holdings) is the owner of 3% of all outstanding shares of TV Azteca’s capital stock. All such shares are the only shares with full voting rights. TV Azteca has six principal wholly owned subsidiaries comprised of Azteca International, a Delaware, U.S., corporation, and five Mexican subsidiaries: Televisión Azteca, Azteca Digital, Grupo TV Azteca, TV Azteca Comercializadora and Red Azteca. TV Azteca also has 21 additional subsidiaries.

In addition to its television broadcast transactions, TV Azteca owns a 50% participation in Todito, a Mexican corporation that operates an Internet portal in Spanish, Internet service provider and electronic commerce market. Todito’s website is www.todito.com

Until December 2003, TV Azteca was the owner of shares representing 46.5% of Unefon’s capital stock and of the shares representing 50% of the capital stock of Cosmofrecuencias, which are now owned by Unefon Holdings, a spin-off company of TV Azteca by resolution of the general extraordinary shareholders meeting of TV Azteca held on December 19, 2003. To date, TV Azteca no longer owns shares of the capital stock of Unefon nor of Cosmofrecuencias, and therefore, we do not posses current information on these investment companies; investors should refer to Unefon’s Annual Report for the fiscal year ended on December 31, 2003, available to the public at the Mexican Stock Exchange’s webpage at (www.bmv.com.mx).

viii) Judicial, Administrative or Arbitral Proceedings

TV Azteca

Pappas Settlement

In July 2001, Azteca International and Pappas Southern California entered into an equity option agreement pursuant to which Azteca International was granted an option to purchase an equity interest in Pappas Southern California. The equity option was exercised by Azteca International on May 21, 2002. The acquisition by Azteca International of an equity interest in Pappas Southern California was not consummated by the parties on the anticipated closing date.

In July 2002, Azteca International filed a lawsuit against Pappas Southern California in Delaware Chancery Court seeking specific performance of the equity option agreement. Also, in July 2002, Pappas Southern California and its wholly-owned subsidiary that holds the FCC license to operate the Los Angeles station (collectively, the “PSC Entities”) filed a lawsuit in California state court against Azteca International and TV Azteca seeking a declaration that these parties did not have the right to acquire any portion of the equity of Pappas Southern California pursuant to the equity option agreement. The parties later agreed to stay the California action. The trial on the Delaware lawsuit was scheduled for December 2002.

Pappas also claimed that Azteca International had breached its station affiliation agreements with its affiliates in the Los Angeles, San Francisco, Houston and Reno television markets. In response, Azteca International filed a separate lawsuit in New York state court against Pappas Southern California and the Pappas affiliates operating the San Francisco, Houston and Reno stations seeking to prevent the termination of the station affiliation agreements. The Pappas-controlled entities filed counterclaims against Azteca International seeking a declaration that they were entitled to terminate the station affiliation agreements.

On November 27, 2002, TV Azteca and Pappas entered into an agreement in principle to settle all of the pending lawsuits and all related disputes, and on February 11, 2003, a definitive settlement agreement was executed. In connection with settling these pending matters, TV Azteca and Pappas also entered into a number of agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas in favor of TV Azteca, an LMA governing, under certain circumstances, Azteca International’s operation of its Los Angeles affiliate and a purchase option agreement that grants Azteca International the right, subject to receipt of all necessary approvals, to acquire all of the assets of its Los Angeles affiliate. In addition to these agreements, Pappas and TV Azteca have modified their existing station affiliation agreements and entered into new station affiliation agreements. (See “The Company – Business Description – Principal Activity, Distribution Channels, Principal Assets and Market Information”)..

Echostar

On June 25, 2002, Echostar filed a lawsuit against TV Azteca in the U.S. District Court for the Southern District of New York. This lawsuit alleges that TV Azteca is in breach of the exclusivity provisions of the Echostar agreement because Azteca America Programming (which contains portions of Azteca 13 Programming) is re-transmitted by certain of Azteca International’s station affiliates on local cable systems and other satellite systems. Echostar sought a preliminary and permanent injunction that, among other things, would enjoin TV Azteca from directly or indirectly distributing any portion of Azteca 13 Programming to cable and satellite operators (other than Echostar) in the U.S. On July 9, 2002, TV Azteca entered into a voluntary undertaking, pursuant to which it represented to the Court that any new U.S. affiliates (signed after July 1, 2002) would not exercise their “must-carry” or “retransmission consent” rights to broadcast Azteca America Programming on cable or DTH satellite. This undertaking ceased to be in effect on April 13, 2003 after the Court denied Echostar’s application for a preliminary injunction on April 3, 2003. On December 20, 2002, TV Azteca filed an answer, denying the allegations of Echostar’s complaint. TV Azteca also filed counterclaims, alleging that if the Court were to find that Echostar’s interpretation of the agreement is correct, then the agreement should be rescinded due to a unilateral mistake as to the understanding of the material terms of the agreement, or because there was no meeting of the minds as to the material terms. There can be no assurance as to the outcome of this litigation. However, TV Azteca intends to defend itself vigorously.

If the Echostar lawsuit were to be adversely determined for TV Azteca, this could have an adverse effect on the ability of TV Azteca to provide Azteca International’s station affiliates and cable operators with Azteca America Programming that contains Azteca 13 Programming and, consequently, on its ability to expand the Azteca America Network in the U.S. prior to the expiration of the Echostar agreement on March 17, 2004, or, if extended by Echostar, March 17, 2005. In certain circumstances, if Echostar obtains an injunction barring Azteca International from distributing Azteca America Programming that contains portions of Azteca 13 Programming to over-the-air broadcasters that retransmit it to U.S. cable operators, then, subject to certain conditions, certain of Azteca International’s station affiliates would have the right to cancel their affiliation agreements. However, in such event TV Azteca believes that it will be able to provide alternative TV Azteca content and thus continue the broadcast of Azteca America Programming over such affiliate stations. Although Echostar is continuing to seek a permanent injunction against TV Azteca, the Court denied Echostar’s application for a preliminary injunction on April 3, 2003. An adverse outcome in this lawsuit could also subject TV Azteca to the payment of damages for lost subscribers incurred by Echostar.

Channel 40

In December 1998, TV Azteca entered into a joint venture with TVM and TVM’s subsidiary, CNI, for the operation of a television channel that broadcasts throughout the Mexico City metropolitan area on UHF Channel 40. For a minimum term of three years and up to 10 years, TV Azteca agreed to pay to CNI, on a quarterly basis, 50% of the EBITDA, as defined in the agreement governing the joint venture, generated by Channel 40. TV Azteca advanced US$15.0 million of this payment to CNI in a series of installments paid in 1998 and 1999. Under the terms of the joint venture, TV Azteca agreed to provide substantially all of Channel 40’s programming and to sell all of Channel 40’s advertising time. TV Azteca also established a 10-year credit facility of US$10.0 million for CNI, secured by stock of TVM, with a three-year grace period for payment of principal and interest. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle, a major shareholder and the sole administrator of TVM, was pledged as collateral. TV Azteca was also granted an option to purchase up to 51% of the capital stock of TVM beginning in November 2002, or upon the earlier termination of the joint venture by CNI or TVM. Under the option to purchase, the sale price of TVM’s capital stock will be based on a valuation of 100% of the stock of TVM that is equal to the greater of US$100.0 million (which amount increases gradually over time) or 10 times the EBITDA generated by Channel 40 for the 12 months preceding the exercise of the purchase option, less any indebtedness owed by TVM or CNI to TV

Azteca at the time the option is exercised. As of December 31, 2002, TVM’s and CNI’s indebtedness to TV Azteca totaled approximately US$34.4 million, comprised of US$10.0 million under the credit facility, a US$15.0 million payment advance and US$9.4 million comprised of interest on the credit facility and additional operating expenses forwarded to CNI.

In July 2000, CNI stopped broadcasting TV Azteca’s signal as required by its contractual obligations under the joint venture agreement. In response to CNI’s actions, TV Azteca filed several lawsuits in Mexico against TVM, CNI and Mr. Moreno Valle, seeking lost profits and the enforcement of its purchase option right under the joint venture to acquire up to 51% of the capital stock of TVM.

In July 2001, the 5th Civil Court in Mexico City ordered CNI to pay TV Azteca US$35.0 million for damages and lost profits. CNI appealed this order, and, in October 2001, an appeals court decided TV Azteca did not have the right to receive damages but instructed CNI to return advance payments in the amount of US$15.0 million. TV Azteca filed an action for relief (amparo) before a federal circuit court seeking to reverse the appeals court’s ruling. Accepting TV Azteca’s action for relief, the federal circuit court instructed the appeals court to decide whether TV Azteca is entitled to damages arising from TVM’s actions. Following this decision, the appeals court resolved that CNI committed an illegal act which allows TV Azteca to seek damages, but that such damages should be pursued pursuant to a different cause of action. TV Azteca filed an action for relief before the same federal circuit court. This action is pending.

In July 2002, TV Azteca filed a lawsuit against Mr. Moreno Valle seeking the foreclosure of the pledge over 51% of the capital stock of TVM. In March 2004, the 4th Civil Court in Mexico issued a verdict concluding that the corresponding action was right and proper, and gave TV Azteca the authorization to sell the TVM shares. In response, Mr. Moreno Valle filed an action for relief (amparo), which a Mexican federal district court granted, thereby staying the 4th Civil Court’s judgment. In May 2004, TV Azteca filed an appeal before a federal appellate court to reverse the district court’s decision and to lift the stay. This action is still pending.

In November 2002, TV Azteca requested the bankruptcy of CNI before a Mexican court. In January 2003, CNI submitted its response. This action is pending before a bankruptcy court.

In November 2000, TV Azteca filed another action before the International Court of Arbitration of the International Chamber of Commerce. In this action, TV Azteca sought to enforce TV Azteca’s option to purchase up to 51% of the capital stock of TVM. TVM and Mr. Moreno Valle filed legal responses to these claims. In December 2002, an arbitral tribunal issued an award concluding that the joint venture and the option agreement entered into by TV Azteca and CNI are valid, in effect and enforceable. TV Azteca believes this arbitral award confirms TV Azteca’s right to operate Channel 40 as contemplated by the joint venture and to exercise its right to acquire up to 51% of the capital stock of TVM.

In reliance on the arbitral award issued in December 2002 by the arbitral tribunal of the International Court of Arbitration, TV Azteca took possession of certain broadcasting facilities of Channel 40 to restore TV Azteca’s signal on Channel 40. Following this event, the SCT took exclusive control of the Channel 40 transmission site and signal.

In December 2002, CNI filed criminal complaints against individuals who took possession of the broadcasting facilities of Channel 40. These complaints, which resulted in criminal judgments, are currently being appealed before a federal criminal judge. No director or executive officer of TV Azteca or its parent is a part of these proceedings.

In January 2003, CNI filed an action for relief (amparo) before a Mexican federal district court seeking to reverse the SCT’s decision to take exclusive control of the Channel 40 transmission site and signal. The Mexican federal district court suspended the SCT’s decision, but required that TVM place US$5.0 million bail in respect of such suspension, which TVM placed. On January 27, 2003, CNI regained control of the Channel 40 transmission site and signal. As of the date of this Annual Report, no TV Azteca signal is being broadcast on Channel 40.

On February 10, 2003, the SCT imposed a Ps.210,750 (US$18,700) fine on TV Azteca for having operated the broadcasting facilities of Channel 40 without the corresponding permit issued by the SCT.

In March 2003, we submitted a criminal fraud complaint against Javier Moreno Valle. The complaint is currently being reviewed by the office of the Mexican Federal Attorney General (Procuraduría General de la República) of Mexico and we are providing the authorities with information to substantiate our case against Mr. Moreno.

TV Azteca is actively seeking to enforce its rights to operate Channel 40 and believes that it will be successful in its legal actions against CNI and Mr. Moreno Valle. However, no assurance can be given as to the outcome of these actions. If the Channel 40 litigation were to be adversely determined against TV Azteca, TV Azteca could lose the benefit of all or part of its option to purchase 51% of the capital stock of TVM, the joint venture agreement that allows TV Azteca to operate Channel 40 and revenues received therefrom could be terminated. However, in such event, CNI would continue to be indebted to TV Azteca for approximately US$34.0 million, which indebtedness would continue to be secured by the pledge of 51% of TVM’s capital stock.

La Academia

On October 16, 2002, Gestmusic Endemol, S.A., or Endemol, filed an administrative claim before the Instituto Mexicano de la Propiedad Industrial (“IMPI”), the Mexican trademark agency. Endemol alleges that TV Azteca violated certain provisions of the Ley de la Propiedad Industrial (“Mexican Industrial Law”) because TV Azteca did not obtain authorization from Endemol to use the trademark La Academia, and that such unauthorized use caused confusion among the general public. Endemol seeks that TV Azteca refrain from conducting unfair practices in the future, which it argues includes the use of La Academia’s name and format, and that IMPI impose a penalty on TV Azteca for its violations. TV Azteca has denied this allegation, asserting that Endemol’s trademark rights do not extend to television programming and that the name is of such general nature that it is not appropriate for trademark protections. This administrative action is still pending final resolution before the IMPI. In addition, TV Azteca has requested that IMPI declare the trademark La Academia null and void alleging that such trademark is descriptive in nature and of common public use for the services it was registered.

TV Azteca believes that if the administrative claim were to be adversely determined to TV Azteca, TV Azteca could be subject to a fine of up to 20,000 working days of Mexico City minimum wage.

Unefon

Unefon and Nortel

Beginning the second half of 2002, Unefon and Nortel had discrepancies as to the interpretation of the finance agreement. Such discrepancies resulted in a dispute between both parties that began when Unefon alleged Nortel’s breach of its obligations under the finance agreement, the letter agreement and the procurement agreement and, as a result, in August 2002, Unefon withheld a US$6 million interest payment due to Nortel and claimed to be relieved from its payment obligations under the finance agreement due to Nortel’s breaches.

In August 2002, Nortel sent Unefon a notice alleging that the latter was in default under the finance agreement due to its non-payment of the interest payment due on that same month. Nortel also alleged that TV Azteca’s proposed spin-off of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which would also constitute a default thereunder unless Nortel consented to such action. Based on Unefon’s non-payment of the August 2002 interest payment, Nortel notified Unefon, in September 2002, that it was exercising its right to terminate in advance the finance agreement and the procurement agreement and therefore, was accelerating all amounts owed by Unefon under such agreements.

In September 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900 million. Nortel filed an answer and counterclaim in September 2002 wherein Nortel asserted, among other things, that it had not breached the finance agreement and the related letter agreement and that the remedies sought by Unefon were not available to it under the finance agreement, the procurement agreement or applicable law. Nortel’s counterclaim was based on Unefon’s non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. The parties filed additional claims and counterclaims before the Supreme Court of the State of New York and the American Arbitration Association in New York City. In addition, among other actions brought in Mexico, Nortel petitioned a Mexican court to declare the bankruptcy (concurso mercantil) of Unefon.

Due to the litigation between Unefon and Nortel, in September 2002, TV Azteca’s Board of Directors resolved to postpone temporarily the distribution of the Unefon shares to TV Azteca’s shareholders, a distribution previously approved by the Board, until the dispute was resolved. Simultaneously, TV Azteca suspended temporarily the course of its financial support program previously granted to Unefon.

In February 2003, the Board of Directors of TV Azteca approved a six-year plan for cash utilization, consisting of cash distributions to the shareholders in excess of US$500 million and a gradual reduction of approximately US$250 million of TV Azteca’s debt during a six year period. Among the fundamental guidelines for the implementation of such plan, TV Azteca estimated that Unefon would no longer require additional funding from TV Azteca.

In February 2003, PriceWaterhouseCoopers, auditor of Unefon’s financial statements, indicated in its audit report of the Unefon 2002 financial statements that Unefon’s litigation with Nortel generated substantial doubts as to the possibility of Unefon continuing as a going concern.

On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of these agreements, and terminated all legal actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the existing procurement agreement and entered into a new procurement agreement dated June 16, 2003. In connection with the payment made to Nortel, Unefon paid to Nortel a total cash amount of US$43 million, of which US$18.1 million was applied to accounts receivable due and US$24.9 was applied to reduce the total amount of debt owed by Unefon to Nortel, leaving an outstanding balance of US$325 million as of the settlement date.

Codisco Investments LLC (“Codisco”), a company in which Ricardo B. Salinas Pliego, a majority shareholder and chairman of the Board of Directors of the TV Azteca, and Moisés Saba Masri, owner of 46.5% of Unefon’s capital stock, each owned a 50% indirect beneficial interest, purchased debt owed by Unefon to Nortel. As of June 16, 2003, the face value of the debt was the amount of US$325 million. The acquisition price for such debt was the amount of US$107 million. On June 16, 2003, Nortel and Codisco entered into an Assignment and Assumption Agreement, pursuant to which Codisco replaced Nortel as lender under the financing agreement, and the rights arising from the mortgage over all present and future assets of Unefon and the stock pledges on the stock issued by Unefon’s subsidiaries granted in favor of Nortel were assigned to Codisco. The parties also entered into a Restructuring Agreement, also dated June 16, 2003, in which they stipulated that the Unefon debt to Nortel could not be sold by Codisco to a party unrelated to Unefon without Nortel’s express consent.

As a result of the settlement between Unefon and Nortel and the acquisition by Codisco of the debt that Unefon had with Nortel, the following events occurred: (a) Unefon eliminated from its financial statements the legal contingencies arising from the litigation for acceleration and termination of the finance agreement and the alleged breach of the procurement agreement, as well as a bankruptcy (concurso mercantil) lawsuit initiated by Nortel against Unefon; (b) as of such date, the facts that caused PriceWaterhouseCoopers, Unefon’s auditors, to qualify Unefon’s financial statements with a doubt as to the possibility to continue operating as a going concern, ceased to exist; (c) as disclosed by Unefon in its public releases, the payment made by Unefon to Nortel to reduce its debt was made in similar conditions to the payment made by Codisco to Nortel for the acquisition of the debt; (d) Unefon and Codisco agreed to restructure the finance agreement over a 10-year term, without amortization of principal during the entire term of the agreement at an annual interest rate of 12.9%; under such new arrangement, Unefon would pay the principal amount of such debt in 2013; (e) Unefon was able to reinitiate its business plan and obtain the financial viability which it did not have prior to such restructuring, thereby allowing Unefon to become financially independent from TV Azteca; and (f) with respect to Unefon’s relationship with Nortel, its principal infrastructure and technology provider, both parties executed a new procurement agreement with favorable terms for Unefon.

Notwithstanding that, US$107 million from third parties other than Unefon and TV Azteca were used to terminate the litigation initiated by Nortel against Unefon, TV Azteca’s 46.5% investment in Unefon’s capital stock, with a book value as of December 31, 2002 of US$168.9 million, was not diluted.

As a result of such transactions, the termination of the litigation, and the elimination of the possibility that Nortel could claim a change of control in Unefon due to TV Azteca’s distribution to its shareholders of the shares owned by TV Azteca in Unefon, in December 2003, TV Azteca was able to continue the distribution process through the spin-off of its capital stock ownership in Unefon.

In September 2003, and having the prior approval from its Board of Directors, Unefon executed a long term services agreement to provide spare capacity of 8.4 Mhz., of the 30 Mhz. licensed to Unefon by the Ministry of Communication and Transport (Secretaría de Comuniaciones y Transportes) to Telcel, S.A. de C.V., an unrelated third party, and received a total consideration of approximately US$268 million in September and October of 2003, which was equivalent to the total present value of any amounts due during the term of such agreement. Unefon used such funds, as well as resources from operations and short term loans, to pay the debt to Codisco in advance and without any penalty, at a face value of US$325 million and, as a result, the assets mortgaged and the Unefon stock pledged to secure the debt were released. Consequently, Unefon substantially reduced its liabilities and released its stock from pledges that had collateralized the debt.

The services agreement pursuant to which Unefon received the above mentioned US$268 million and Unefon’s payment to Codisco of US$325 million are transactions independent from the June 16, 2003 Unefon-Nortel-Codisco transaction.

Unefon’s debt was reduced significantly due to the US$325 million payment made by Unefon to Codisco, strengthening Unefon’s operating perspective. Such reduction will permit that, with the prior relevant authorizations, when the shareholders of TV Azteca receive the shares of Unefon Holdings, which investment in Unefon shares would represent a participation in a corporation with a greater financial strength.

Internal Investigation. In the second half of 2003, a dispute arose between the Company’s former U.S. legal counsel and its management with regard to the Company’s public disclosures regarding the Unefon-Nortel-Codisco transactions. On December 12, 2003, our former U.S. legal counsel sent a letter to the Company’s Board of Directors notifying the Board that it was withdrawing from representation of TV Azteca. That letter alleged potential violations of U.S. securities laws and regulations in connection with the disclosures relating to the Unefon-Nortel-Codisco transactions. In response, a special committee composed of independent directors of TV Azteca was formed to review the issues presented by that letter. At the request of the special committee, in January 2004, TV Azteca engaged an independent U.S. legal counsel selected by the special committee to assist in its investigation. The independent counsel has delivered its final report to the Board of Directors. The report is critical of the actions of Messrs. Ricardo B. Salinas Pliego, Pedro Padilla, Luis Echarte and Francisco X. Borrego Hinojosa with respect to disclosure controversy issues, particularly as of October 2003. Our Board of Directors has taken such report into consideration and is formulating an appropriate response to the December 12, 2003 letter of our former U.S. legal counsel, in accordance with the requirements of applicable law. In January 2004, TV Azteca issued a press release which contained disclosures made by Unefon to the public stating that, on June 16, 2003, Codisco, an entity wherein Ricardo Salinas and Moisés Saba each indirectly held an indirect 50% equity interest, purchased Unefon’s debt with Nortel for US$107 million, the face value of which as of such date was the amount of US$325 million. Likewise, in a subsequent and independent transaction in September 2003, Unefon entered into a services agreement to provide capacity with an unrelated entity, by virtue of which it received US$268 million, which was used to service debt jointly with other resources from the operation and short term loans.

SEC Investigation. In January 2004, the SEC initiated an investigation regarding the Unefon-Nortel-Codisco transactions and our public disclosures related thereto. The SEC has issued subpoenas to TV Azteca and certain individuals for the provision of documents and rendering of testimony in connection with this investigation. TV Azteca and certain individuals have produced documents to the SEC and four of TV Azteca’s directors have testified.

TV Azteca believes that it is cooperating fully with the SEC in its review of these matters. At this time, the Company cannot predict the outcome of the SEC’s review; however, the SEC may impose fines or penalties that could have a material adverse effect on our financial condition and results of operations.

CNBV Information Requirements. The CNBV has requested that TV Azteca produce information and documentation on several occasions in connection with the Unefon-Nortel-Codisco transactions and our related public disclosures. TV Azteca considers that is has satisfied such authority’s information requirements.

TV Azteca considers that it as cooperated with CNBV in this matter. At present, we cannot predict the outcome of the CNBV’s investigation; however, the CNBV may impose fines and financial penalties which may have an adverse effect on our financial situation and operating results.

Securities Class Action Litigation. We have been named as a defendant in three related, putative class actions (the “Shareholder Actions”), filed in the United States District Court for the Southern District of New York, entitled Chrein v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00627 (S.D.N.Y.); Milch v. TV Azteca, S.A. de C.V., et al., 04 Civ. 01271 (S.D.N.Y.); and Richardson v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00546 (S.D.N.Y.). The Shareholder Actions were filed between January 23, 2004 and February 17, 2004. The plaintiffs in the Shareholder Actions filed these actions on behalf of all persons who purchased stock of TV Azteca in the U.S. securities market between October 6, 2003 and January 7, 2004 (the “Class Period”). The Plaintiffs challenge the accuracy of certain statements that TV Azteca made in certain public filings before the SEC. Each complaint also names as defendants three of our executive officers, Ricardo B. Salinas Pliego (Chairman of the Board of Directors), Pedro Padilla Longoria (Chief Executive Officer), and Carlos Hesles (Chief Financial Officer), as well as Moises Saba Masri (46.5% shareholder of Unefon) (collectively, the “Individual Defendants”). The plaintiffs challenge the accuracy of certain statements that TV Azteca made in certain public filings before the SEC during the Class Period. Specifically, plaintiffs allege that defendants engaged in a fraudulent scheme in which they issued statements that failed to disclose the following: (a) Codisco was indirectly owned by defendants Salinas and Saba, each of whom owned a 50% indirect beneficial interest in Codisco; (b) that Codisco, on behalf of the defendants Salinas and Saba, purchased Unefon debt from Nortel at a steep discount, paying only US$107 million for debt with a face value of nearly US$325 million; and as a result of which, the defendants Saba and Salinas profited nearly US$218 million and denied participation in these profits to both the Company and its minority shareholders; and (c) based on the foregoing, the defendants’ statements and opinions concerning the financial condition of the Company, the value of the Company’s investment in Unefon, and the value which the Company’s minority shareholders would receive as a result of the spin-off of the Company’s investment in Unefon were lacking in a reasonable basis at all times. In the Shareholder Actions, the plaintiffs’ complaints assert claims against TV Azteca and the Individual Defendants for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder. In addition, each complaint asserts claims against the Individual Defendants for the alleged violation of Section 20(a) of the Exchange Act. The complaints seek to hold TV Azteca and the Individual Defendants jointly and severally liable for class damages and statutory compensation in an amount to be determined at trial, plus interest, costs and attorneys’ fees. The Shareholder Actions have since been consolidated as “In re TV Azteca, S. A. de C.V. Securities Litigation,” and the U.S. District Court has appointed both a lead plaintiff and a lead counsel. There has been no discovery in the consolidated action to date. The consolidated action is at a preliminary stage, and the Company intends to defend against the plaintiffs’ claims in both the U.S. and Mexico. Nevertheless, an unfavorable outcome could have a material adverse effect on our financial condition and results of operations.

ix) Shares Representing the Capital Stock

Capital Structure

Shares of capital stock of TV Azteca are divided into four series:

Series A: These are the only shares that have the benefit of full voting rights. Azteca Holdings is currently the owner of record of the majority (66.33%) of the outstanding A Shares. Azteca Holdings is controlled by Ricardo B. Salinas Pliego, the principal shareholder of Azteca Holdings and Chairman of the Board of Directors of TV Azteca, and his affiliates.

Series D-A and Series D-L: The D-A Shares and D-L Shares have limited voting rights; holders of these shares have the right to vote on (i) the transformation of TV Azteca from one type of company to another, (ii) any merger of TV Azteca (including a merger in which TV Azteca is the surviving entity), (iii) extension of TV Azteca’s existence beyond June 2092, (iv) dissolution of TV Azteca before June 2092, (v) a change of TV Azteca’s corporate purposes, and (vi) a change of TV Azteca’s corporate nationality. The D-A Shares will be converted into A Shares in 2007.

Series L: These shares are authorized but have not yet been issued. TV Azteca expects to issue these shares in 2007, when the D-L Shares will be converted into L Shares.

For a more detailed description of TV Azteca’s capital stock structure, please see “Share Market – Share Structure”.

The Mexican Foreign Investment Law and Regulations requires that TV Azteca register any non-Mexican owner of CPOs, or the applicable depositary with respect to any ADSs representing CPOs, with the National Registry of Foreign Investment in Mexico. A non-Mexican owner of CPOs who has not been registered is not entitled to vote any shares underlying the CPOs that he otherwise would have the right to vote or to receive dividends with respect to the shares underlying the CPOs. We have registered the Depositary for this purpose with respect to the ADSs and the CPOs (and the A Shares, D-A Shares, D-L Shares (and, after conversion, L Shares), as applicable, represented thereby). Nevertheless, it is important to emphasize that holders of the ADSs have extremely limited voting rights. See “The Company – Business Description – Applicable Law and Tax Situation” for additional information regarding restrictions affecting non-Mexican holders of shares and ADSs.

x) Dividends

The table below sets forth the nominal amount of preferential dividends per D-A Share and D-L Share; paid on April 18, 1999, for the fiscal year ended December 31, 1998; paid on September 30, 2000, for the fiscal year ended December 31, 1999; paid on October 2, 2001, for the fiscal year ended December 31, 2000; paid on October 1, 2002, for the fiscal year ended December 31, 2001; paid on June 30, 2003 for the fiscal year ended December 31, 2002 and to be paid on November 11, 2004, for the fiscal year ended December 31, 2003. Peso amounts have been translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Maturity Year	Pesos Per D-A Share	Pesos Per D-L Share	U.S. dollars Per D-A Share	U.S. dollars Per D-L Share
1999	0.00819	0.00819	0.000876	0.000876
2000	0.00819	0.00819	0.000851	0.000851
2001	0.00819	0.00819	0.000894	0.000894
2002	0.00819	0.00819	0.000788	0.000788
2003	0.00819	0.00819	0.000729	0.000729
2004*	0.00707	0.00707	0.000629	0.000629

*	Anticipated distributions for 2004.

The declaration, amount and payment of dividends are determined by majority vote of the holders of the A Shares and generally, but not necessarily, on the recommendation of the Board of Directors. Dividends are declared in the second quarter of each fiscal year based on the audited financial statements of TV Azteca for the preceding fiscal year. The amount of any such dividend would depend on, among other things, TV Azteca’s operating results, financial condition and capital requirements, and on general business conditions. Under TV Azteca’s by-laws and the Ley General de Sociedades Mercantiles (“Mexican General Companies Law”), the gross profits of TV Azteca are applied as described below.

At the annual ordinary general meeting of the shareholders of TV Azteca, the Board of Directors submits the financial statements of TV Azteca for the previous fiscal year, together with the report thereon by the Board, to the holders of A Shares for approval. The holders of A Shares, once the financial statements have been approved, determine the allocation of TV Azteca’s net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of TV Azteca’s historical capital stock (before the effect of restatement). See Note 11 to the Consolidated Financial Statements. Thereafter, the holders of A Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of TV Azteca’s shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders provided that the holders of A Shares resolve favorably for the distribution of dividends. Holders of D-A Shares and D-L Shares (directly or through CPOs) are entitled to receive an annual, cumulative preferential dividend. For 2003, that dividend was approximately nominal Ps.0.00819 per D-A Share or D-L Share (representing 5% of the theoretical value of the capital attributable to those shares as set forth in TV Azteca’s by-laws) before any dividends are payable in respect of the A Shares; for 2004, we anticipate that such dividends shall approximate Ps.0.00707 per D-A Share or L Share. Following payment in full of this preferential dividend, dividends may be paid with respect to A Shares, the holders of which will share equally with the D-A Shares and D-L Shares, on a per share basis, in such dividends. After the tenth anniversary of the creation of the Mexican trust for the CPOs (the “CPO Trust”), and after the conversion of the D-A Shares into A Shares and the D-L Shares into L Shares, all shares of TV Azteca will have equal rights, on a per share basis, to dividends, and will share equally, on a per share basis, in such dividends. The CPO Trust Agreement was entered into in August 1997.

Under the terms of certain financings, TV Azteca is subject to covenants that restrict the payment of dividends. (See “General Information – Risk Factors”).

c) Recent Events

Unefon Holdings was incorporated as a result of TV Azteca’s split-off as approved in our General Extraordinary Shareholders Meeting held on December 19, 2003. TV Azteca’s resolutions were published in the “El Universal” newspaper on December 23, 2004 and in the Official Gazette for the Federal District on January 6, 2004. Likewise, the minutes of the General Extraordinary Shareholders Meeting were formalized before a Notary Public and were duly recorded in the Public Registry of Commerce on January 28, 2004. In accordance with section 228-Bis of the General Law of Commercial Corporations (Ley General de Sociedades Mercantiles) any shareholder or group of shareholders holding at least 20% of the capital stock or any creditor that has a legal interest can judicially oppose the split-off within the 45 calendar days following the registry and publication of the resolutions regarding the split-off. During the aforementioned term, no judicial opposition was filed against the split-off, therefore, the split-off became effective the same day it was approved, that is, December 19, 2003.*

The principal assets transferred to Unefon Holdings by virtue of the spin-off were the shares representing 46.5% of the paid-in capital stock of Unefon ticker Unefon on the Mexican Stock Exchange and 50% of the paid-in capital stock of Cosmofrecuencias.

Pursuant to the terms of the General Law of Commercial Companies, the shareholders of TV Azteca shall maintain their percentage of participation in TV Azteca and their participation in Unefon Holdings’ capital stock shall be that same percentage.

As previously mentioned in TV Azteca’s spin-off information memorandum, the shares of Unefon Holdings’ capital stock shall not be segregated from the shares of TV Azteca and may only be held or negotiated jointly with the shares of TV Azteca. Likewise, the shares of Unefon Holdings shall be distributed and delivered to their holders when (i) the spin-off becomes effective and (ii) the shares of Unefon Holdings’s capital stock have been listed in the Mexican Stock Exchange and in the U.S. market or quotation system which is chosen for such purposes, prior approval by the relevant authorities. The spin-off already became effective and thus, the distribution of shares is subject only to listing of the Unefon Holdings shares in the Mexican Stock Exchange and in the U.S. market or quotation system chosen for such purposes, prior approval by the relevant authorities.

See Chapter “The Company - Business Description - Judicial, Administrative or Arbitral Proceedings” for a detailed description of the Unefon-Nortel-Codisco transaction.

III. FINANCIAL INFORMATION

a) Selected Financial Data

The following selected historical consolidated financial data for the years ended December 31, 2001, 2002 and 2003 have been derived from the audited Consolidated Financial Statements which are included herein, which have been audited by PricewaterhouseCoopers, TV Azteca’s independent auditors, and prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. The historical consolidated financial information for the years ended December 31, 1999, 2000 and 2001 have been derived from TV Azteca’s audited financial statements, which are not included in this Annual Report and which have been audited by TV Azteca’s independent auditors. These historical results are not necessarily indicative of results to be expected from any future period.

The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes to those financial statements, which are included herein. The Consolidated Financial Statements were prepared giving effect to Bulletins B-10 and B-12 issued by the MIPA, which provide, respectively, for the recognition of certain effects of inflation by TV Azteca and require that the statement of changes in financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the summary consolidated financial information set forth below, and all data in the Consolidated Financial Statements, have been restated in constant pesos as of December 31, 2003.

*	The Annual Report was amended on July 9, 2004, through the filing of an electronic amendment on the EMISNET network of the Mexican Stock Exchange.

(in millions of U.S. dollars or constant pesos of December 31, 2003 purchasing power, except ratios, percentages, exchange rates and coverage data)	Year Ended December 31,
	1999	2000	2001	2002	2003	2003(1)
Income Statement Data:
Mexican GAAP
Net revenue	Ps. 5,141	Ps. 6,224	Ps. 6,366	Ps. 6,956	Ps. 7,281	US $	648
Programming, production, exhibition and transmission costs	2,441	2,786	2,568	2,611	2,854		254
Selling and administrative expenses	920	977	995	1,013	1,051		94
Total costs and expenses	3,361	3,763	3,563	3,624	3,905		348
Depreciation and amortization(2)	667	652	628	401	369		33
Operating profit(3)	1,113	1,809	2,175	2,931	3,007		268
Other expenses—net	(1,034)	(391)	(254)	(619)	(417)		(37)
Net comprehensive financing (cost) income(4)	41	(692)	(344)	(1,148)	(837)		(75)
Income before provision for income tax, deferred income tax and extraordinary items	120	726	1,577	1,165	1,753		156
Provision for income tax and deferred income tax (expense) benefit	(387)	21	(11)	(141)	(176)		(16)
Extraordinary items(5)	69	(349)	0	0			0
Net income (loss)	(199)	398	1,566	1,023	1,577		140
Net income (loss) of minority stockholders	(22)	(6)	(2)	0	1		0
Net income (loss) of majority stockholders	(177)	404	1,568	1,024	1,576		140
Net income (loss) per share applicable to majority stockholders	(0.022)	0.045	0.174	0.113	0.173		0
Weighted average shares outstanding (in millions)	7,932	8,967	9,025	9,057	9,125
Balance Sheet Data:
Mexican GAAP
Property, machinery and equipment—Net	Ps. 3,186	Ps. 2,784	Ps. 2,396	Ps. 2,320	Ps. 2,185	US$	195
Television concessions—Net	4,208	4,019	3,892	3,890	3,852		343
Total assets	20,461	21,362	22,349	22,520	21,299		1,896
Total debt(6)	7,338	6,824	6,435	6,402	7,516		669
Advertising advances(7)	3,852	4,634	4,824	4,623	4,903		437
Unefon advertising advance	2,364	2,405	2,348	2,253	2,075		185
(in millions of U.S. dollars or constant pesos of December 31, 2003 purchasing power, except ratios, percentages, exchange rates and coverage data)
Todito advertising, programming and services advance	0	947	744	524	320		28
Capital stock	2,823	2,828	2,846	2,849	1,356		121
Majority stockholders’ equity	5,111	4,554	5,998	6,845	4,599		409
Minority stockholders’ equity	41	13	9	9	0		0
Total stockholders’ equity	5,152	4,568	6,007	6,854	4,599		409
Preferential dividends per D-A and D-L Shares	0.00819	0.00819	0.00819	0.00819	0.00819		0.00073

(1)	The U.S. dollar amounts represent the peso amounts expressed as of December 31, 2003 purchasing power, translated at an exchange rate of Ps.11.232 per U.S. dollar, the average interbank free market exchange rate on December 31, 2003 as reported by the Mexican Central Bank.

(2)	Effective January 1, 2002, TV Azteca changed the annual depreciation rate applied to its transmission towers from 16% to 5% based on the remaining useful life of these assets. This resulted in a decrease in depreciation expense of Ps.44 million (US$3.9 million) for the year ended December 31, 2002. Also effective as of January 1, 2002, TV Azteca adopted Statement C-8 “Intangible Assets” issued by the MIPA. As a result of the adoption of Statement C-8, TV Azteca determined that its television concessions qualified as indefinite useful life intangible assets. Accordingly, TV Azteca no longer amortizes its television concessions.
(3)	The decrease in operating profit in 1999, under Mexican GAAP, resulted from the absence of World Cup Soccer Championship (“World Cup”) revenues in 1999 and the decision by TV Azteca not to raise its advertising rates in 1999, which resulted in a decrease in revenues on a constant peso basis.
(4)	Changes in net comprehensive financing cost reflect fluctuations in the peso-U.S. dollar exchange rate. Net comprehensive financing costs decrease in years in which the peso appreciates against the U.S. dollar and increase in years in which the peso depreciates against the U.S. dollar since TV Azteca’s U.S. dollar-denominated monetary liabilities exceed TV Azteca’s U.S. dollar-denominated monetary assets.
(5)	Extraordinary items in 1999 include income tax benefits from utilization of tax loss carryforwards. Extraordinary items in 2000 include the effect of the National Broadcasting Company (“NBC”) Settlement—net of income tax. Pursuant to a change in Mexican GAAP for the period after December 31, 1999, TV Azteca is not required to report as an extraordinary item income tax benefits from utilization of tax loss carryforwards. Effective January 1, 2000, TV Azteca adopted the guidelines of new Statement D-4, “Accounting Treatment of Income Tax, Asset Tax and Employees’ Statutory Profit Sharing” issued by the MIPA. Pursuant to this statement, the amortization of tax loss carryforwards is not considered an extraordinary item, but rather a component of the provision for income tax and deferred income tax (expense) benefit. During the years ended December 31, 2001, 2002 and 2003, the benefit of the amortization of tax loss carryforwards amounted to Ps.431 million, Ps.374 million and Ps.1,433 million (US$127.6 million), respectively.
(6)	Represents TV Azteca’s total liabilities excluding the following items: interest payable, exhibition rights payable, accounts payable and accrued expenses, amounts due to related parties, advertising advances, Unefon advertising advance and Todito advertising, programming and services advance.
(7)	Advertising advances are treated as long-term liabilities under Mexican GAAP.
(8)	Percentage of Mexican television households within broadcast range of the Azteca 7 and Azteca 13 networks, based upon data internally prepared by TV Azteca.

Exchange Rates

Mexico has had a free market for foreign exchange since 1994. Prior to December 1994, the Mexican Central Bank kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by the Mexican Central Bank and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries such as Brazil and Venezuela. The peso declined during this period, but was relatively stable in 1999, 2000 and 2001. The recent financial crises in Argentina and Venezuela have caused instability in Latin American financial markets and could have a negative impact on the value of the Mexican peso. TV Azteca cannot assure you that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end interbank free market exchange rate. The rates have not been restated in constant currency units.

	Peso/U.S. dollar Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period End
1999	10.630	9.275	9.560	9.500
2000	10.078	9.181	9.445	9.650
2001	9.979	8.966	9.321	9.160
2002	10.395	9.050	9.757	10.395
2003	11.390	10.120	10.8350	11.232
2004 (through June 28, 2004)	11.689	10.808	11.1901	11.485

(1)	Represents the average rates for each period indicated, based on the average of the interbank free market exchange rates on the last day of each month during the period, as reported by the Mexican Central Bank.

The following table sets forth, for the periods indicated, the high and low interbank free market exchange rate. The rates have not been restated in constant currency units.

	Peso/U.S. dollar Exchange Rate
Month Ended	High	Low
December 31, 2003	11.2320	11.2285
January 31, 2004	11.0440	11.0380
February 29, 2004	11.0650	11.0615
March 31, 2004	11.1240	11.1220
April 30, 2004	11.4140	11.4120
May 31, 2004	11.4440	11.4390

b) Financial Information by Line of Business, Geographical Zone and Export Sales

The information concerning this section is a part of the Management Comments and Analysis on the Operating Results and Financial Situation of the Issuer.

c) Material Credit Report

The information concerning this section is a part of the Management Comments and Analysis on the Operating Results and Financial Situation of the Issuer.

d) Management Comments and Analysis on the Operating Results and Financial Situation of the Issuer

The following discussion and analysis of the financial situation and operating results of TV Azteca should be read jointly with the Consolidated Financial Statements and related notes to such statements included elsewhere herein.

The financial statements of TV Azteca have been prepared in accodance with Mexican GAAP, which differ in certain material aspects from U.S. GAAP. Under Mexican GAAP, financial information for all periods contained in the financial statements has been re-expressed in constant Pesos until December 31, 2003. The B-12 Bulletin issued by the MIPA requires that the balance sheet in the financial situation reflects changes in the historical general balance re-expressed to the current general balance.

Critical Accounting Policies And Estimates

TV Azteca’s Operating and Financial Review and Prospects is based upon the Consolidated Financial Statements, which have been prepared in accordance with Mexican GAAP. The use of Mexican GAAP as opposed to U.S. GAAP has an impact on TV Azteca’s Critical Accounting Policies and Estimates. The application of Mexican GAAP as opposed to the application of U.S. GAAP would have affected the critical accounting policies and estimates of TV Azteca.

The preparation of its financial statements requires TV Azteca to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, TV Azteca evaluates its estimates, including those related to bad debts, valuation of long-lived and intangible assets and goodwill, exhibition rights, reserve for obsolescence, income taxes, deferred income taxes, labor benefits, and contingencies and litigation. TV Azteca bases its estimates on historical experience and on various other assumptions that TV Azteca believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	It requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•	Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

TV Azteca believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Statements.

Revenue Recognition

Revenue for TV Azteca is derived primarily from the sale of advertising time on a national, spot and local basis and is net of commissions. TV Azteca earned a majority of its advertising revenue in 2001, 2002 and 2003 pursuant to advertising contracts under its Azteca Plan and Mexican Plan. These contracts generally require the advertiser to deposit a portion of the purchase price of the advertising time at the time the advertiser executes a contract. A significant percentage of these contracts are commitments for advertising over a period of approximately one year. From time to time, TV Azteca enters into barter transactions with third parties and related parties in which it exchanges advertising time for goods, services and other assets, a significant portion of which are used in TV Azteca’s operations. With respect to barter transactions, TV Azteca values these transactions based on the estimated fair market value of the goods, services or other assets received by TV Azteca. Such transactions accounted for approximately 4% of TV Azteca’s net revenue for the year ended December 31, 2003.

On the date the advertising contract is signed, TV Azteca records cash or other assets, as the case may be, as an asset on its balance sheet and the amounts due and its obligation to deliver advertising as advertising advances, which are recorded as a liability on its balance sheet. These advertising advances are recognized as revenue at the time, and to the extent, the advertisements are shown.

TV Azteca maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Each customer is analyzed on a case-by-case basis. If the financial condition of TV Azteca’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Exhibition Rights

The cost of the exhibition rights is amortized on varying bases related to the license period, usage of the programs and management’s estimate of revenue to be realized from each airing of the programs. The cost of exhibition rights acquired is amortized as the programming and events are broadcast and on an accelerated basis when the rights relate to multiple broadcasts. Costs of internally produced programming, including reality programming, are amortized when the programs are initially aired. Alternatively, the costs of telenovelas are amortized on the following schedule: (a) 70% is amortized when the telenovela is first aired, (b) 10% is amortized over a period of four years and represents management’s estimate of exhibition rights necessary to meet demand for program licensing abroad and (c) effective January 1, 2003, 20% is amortized over a six-year period to meet Azteca America’s demand. The new amortization period reflects the experience and future plans of TV Azteca in the U.S. markets. The effect of this change resulted in a reduction of Ps.37 million in amortization expenses for the year ended December 31, 2003. TV Azteca bases its estimates on historical experience and on various other assumptions. If actual results differ from these estimates, there may be an adverse effect on TV Azteca’s financial results.

Intangible Assets and Goodwill

In December 2001, the Accounting Principles Commission of the MIPA issued Statement C-8 “Intangible Assets,” (“Statement C-8”), which went into effect January 1, 2003. On January 1, 2002, TV Azteca adopted Statement C-8. Under Statement C-8, the intangible assets must be recognized on the balance sheet when they meet the following characteristics: (a) they are identifiable, (b) they have the ability to generate future economic benefits and (c) the company has the ability to control future economic benefits. The amortization of intangible assets would be allocated on a systematic basis over the assets’ estimated useful lives, unless the intangible assets are determined to have an indefinite useful life based on their expected future economic benefits. The intangible assets should be tested for impairment annually and an impairment loss would be recognized in the event that the carrying amount of the intangible asset is not recoverable based on estimated cash flow of operating activities. As a result of the adoption of Statement C-8, TV Azteca determined that its television concessions qualified as indefinite useful life intangible assets. Accordingly, Azteca no longer amortizes these concessions. Prior to January 1, 2002, TV Azteca’s television concessions were amortized by the straight-line method over the duration of the relevant concession.

In 2003 TV Azteca adopted Statement C-15 “Impairment of the Value of Long-Lived Assets and their Disposal” (“Statement C-15”), issued by the Accounting Principles Board of the MIPA. This Statement establishes, among other things, the general criteria for the identification and, when applicable, the recording, of impairment losses or a decease in the value of long-lived assets, tangible and intangible, including goodwill. The adoption of Statement C-15 did not have any effect on TV Azteca’s financial position or net income at December 31, 2003.

Deferred Taxes

As part of the process of preparing its Consolidated Financial Statements, TV Azteca is required to estimate its income taxes. This process involves estimating TV Azteca’s actual current tax exposure together with assessing temporary differences resulting from differing tax and accounting treatment of items such as advertising advances, exhibitions rights and inventories, television concessions, property, machinery and equipment and tax loss carryforwards. These differences result in deferred tax assets and liabilities which are included within TV Azteca’s consolidated balance sheet. TV Azteca must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent TV Azteca believes that recovery is not likely, it must establish a valuation allowance. To the extent TV Azteca establishes a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining TV Azteca’s provision for income taxes, TV Azteca’s deferred tax assets and liabilities and any valuation allowance recorded against TV Azteca’s net deferred tax assets.

Unefon Investment

In October 2000, TV Azteca granted rights to acquire all of the Unefon Series A shares that it owns pro rata to the holders of all of TV Azteca’s outstanding shares and to certain other of TV Azteca’s securities, for an aggregate exercise price of US$177.0 million. The grant of the rights to acquire the Unefon Series A shares was subject to receiving the consent of the holders of the TV Azteca Notes and the Azteca Holdings 11% Senior Secured Notes due 2002 (the “Azteca Holdings 11% Notes”). On March 27, 2001, TV Azteca and Azteca Holdings obtained these consents and paid a fee totaling Ps.121 million (nominal) to certain holders of the Azteca Holdings 11% Notes and TV Azteca Notes, of which Ps.109,009 (nominal) was recorded as part of TV Azteca’s total investment in Unefon. The grant of the rights was subject to the filing and effectiveness of a registration statement with the SEC that would register the Unefon Series A shares underlying the rights and the receipt of all applicable regulatory and third-party approvals. The rights to acquire the Unefon Series A shares were originally only exercisable on December 11, 2002, but, in December 2002, TV Azteca approved the change of the exercise date to December 12, 2003. The Rights to acquire the Unefon shares expired on December 12, 2003. The conditions for public offering had not been complied with and, therefore, they were not exercised. (See “Management – Related Party Transactions – Conflict of Interests”).

In August 2002, TV Azteca announced its intention to seek the approval of its shareholders to the spin-off of its investment in Unefon in the form of a distribution of all of the shares of Unefon that TV Azteca owns pro rata to TV Azteca’s shareholders at no monetary cost. In October 2003, the board of directors of TV Azteca unanimously approved the spin-off of its investment in Unefon. On December 8, 2003, TV Azteca announced an extraordinary shareholders meeting, to be held on December 19, 2003, in which it proposed a shareholder vote to approve the spin-off, and in December of 2003, Unefon Holdings, S.A. de C.V. (“Unefon Holdings”) was formed as a separate legal entity from TV Azteca to hold such interests.

Prior to the spin-off, TV Azteca owned 46.5% of Unefon’s capital stock, which consisted of Series A Shares. As a result of the spin-off of Unefon, TV Azteca no longer owns any capital stock of Unefon. The spin-off company of TV Azteca, that is, Unefon Holdings, now holds a 46.5% ownership interest in Unefon and a 50% share in Cosmofrecuencias, a wireless broadband internet access provider. TV Azteca shareholders will be given shares of Unefon Holdings in the same proportion as their TV Azteca ownership interest once Unefon Holdings is authorized to publicly issue its shares in Mexico. Unefon Holdings expects that its shares will be approved to list on the Mexican Stock Exchange within the next few months.

Contingent Liabilities

TV Azteca is a party to certain legal proceedings. Liabilities are recognized in the financial statements when a loss is both estimable and probable. If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements. Based on legal advice TV Azteca has received from its Mexican counsel and other information available to TV Azteca, it has not recognized any losses in the financial statements as a result of these legal proceedings.

Effects of the Peso Devaluation and Inflation

General

The Mexican government’s decision in December 1994 to significantly increase the range within which Mexican pesos would be exchanged for U.S. dollars and to subsequently permit the peso to float freely against the U.S. dollar caused a significant devaluation of the peso against the U.S. dollar. The devaluation produced a number of adverse effects on the Mexican economy that, in turn, adversely affected the financial condition and results of operations of TV Azteca. Interest rates in Mexico increased substantially, thus increasing the cost of borrowing. In addition, in response to the adverse effects of the devaluation, the Mexican government established an economic recovery program designed to tighten the money supply, increase domestic savings, discourage consumption and reduce public spending generally. Foreign investment in Mexico by private sources declined significantly.

The peso declined sharply in December 1994 and continued to fall in 1995. Volatility in the exchange rate market has gradually declined since 1995, when the exchange rate fluctuated between Ps.5.00 and Ps.8.14 per U.S. dollar. The peso fell more slowly and was less volatile in 1996 and most of 1997. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in certain countries including Brazil and Venezuela. Though the peso declined during this period, it was relatively stable in 1999, 2000, 2001 and in the first three quarters of 2002. Between 1999 and 2001, the exchange rate fluctuated between Ps.8.95 and Ps.10.60 per U.S. dollar. In 2003, the exchange rate fluctuated between Ps.11.3985and Ps.10.1068 per U.S. dollar. As of June 29, 2004, the Federal Reserve Bank of New York’s noon buying rate for Mexican pesos was Ps. 11.525 to U.S.$1.00.

Economic conditions in Mexico generally improved in 2001, with gross domestic product (“GDP”) increasing by 6.9%. However, in 2001, GDP decreased 0.3%. For the year ended December 31, 2003, GDP grew by 1.43%. Interest rates on 28-day Mexican government treasury securities (cetes) averaged 11.3%, 7.1% and 6.2% in 2001, 2002 and 2003, respectively.

Inflation during 2001, 2002 and 2003 was 4.4%, 5.7% and 3.97%, respectively. In 2001, the peso strengthened to Ps.9.160 per U.S. dollar at December 31, 2001, a 5.1% increase in value from December 31, 2000. In 2002, the peso weakened to Ps.10.395 per U.S. dollar at December 31, 2002, a 13.5% decrease in value from December 31, 2001. In 2003, the peso weakened to Ps.11.232 per U.S. dollar at December 31, 2003, a decrease of 8.0% in value from December 31, 2002.

U.S. Dollar-denominated Operating Costs

TV Azteca has significant operating costs in U.S. dollars, principally due to the cost of its purchased programming and the leasing of satellite transponder capacity. During the years ended December 31, 2001, 2002 and 2003, the cost of purchased programming and the leasing of satellite transponder capacity represented 20%, 22% and 19%, respectively, of TV Azteca’s total costs and expenses.

Comprehensive Financing Cost

Interest expense. Interest on TV Azteca’s U.S. dollar-denominated indebtedness exposes it to exchange-rate fluctuations, with the peso cost of interest payments on such indebtedness increasing as the peso’s value declines against the U.S. dollar and decreasing when the peso’s value appreciates against the U.S. dollar. (See “Share Market – Quantitative and Qualitative disclosures about Market Risk”).

Interest income. Interest income is positively affected by inflation as TV Azteca receives higher rates of return on its temporary investments, which are primarily fixed-rate short-term peso deposits in Mexican banks.

Exchange (loss) gain. TV Azteca records a foreign exchange gain or loss with respect to U.S. dollar-denominated monetary assets or liabilities when the peso appreciates or depreciates in relation to the U.S. dollar. TV Azteca’s U.S. dollar-denominated monetary liabilities, which principally consist of U.S. dollar-denominated indebtedness and accounts payable with respect to exhibition rights, substantially exceed its U.S. dollar-denominated monetary assets, which principally consist of U.S. dollar bank deposits. As a result, TV Azteca has recorded a foreign exchange loss during each period in which the peso depreciated in relation to the U.S. dollar and a foreign exchange gain during each period in which the peso appreciated in relation to the U.S. dollar.

Other financing expense. TV Azteca has investments in a portfolio of equity and cash equivalent instruments that from time to time increase or decrease in value due to market conditions. When there are gains in the value of TV Azteca’s investment portfolio, TV Azteca’s other financing expense decreases, while conversely a decrease in the value of TV Azteca’s investment portfolio results in an increase in TV Azteca’s other financing expense. In addition, other financing expense also reflects annual amortization of capitalized debt-issuance costs.

Gain or loss on monetary position. TV Azteca records gains or losses from holding net monetary liabilities or assets due to the effect of inflation. A gain on monetary position results from holding net monetary liabilities during periods of inflation, as the purchasing power represented by nominal peso liabilities declines over time. As of December 31, 2001, 2002 and 2003, TV Azteca had approximately US$705.8 million, US$674.5 million and US$727.2 million, respectively, of monetary liabilities denominated in U.S. dollars. Approximately US$609.6 million, US$585.8 million and US$649.1 million of such monetary liabilities, respectively, represented outstanding indebtedness of TV Azteca for borrowed money, which constituted all of its outstanding indebtedness at those dates. TV Azteca’s U.S. dollar-denominated monetary assets as of December 31, 2001, 2002 and 2003 amounted to approximately US$357.2 million, US$491.9 million and US$510.3 million, respectively. Accordingly, since the Mexican economy experienced inflation and TV Azteca’s monetary liabilities exceeded TV Azteca’s monetary assets in 2001, 2002 and 2003, TV Azteca recorded a gain on monetary position in each of those periods.

Advertising Advances

Advertising advances are non-monetary liabilities because they represent TV Azteca’s obligation to perform services in the future. As a result, the amount of advertising advances on the balance sheet is restated using the NCPI in order to reflect the effects of inflation. There is also a restatement of the corresponding revenue when it is recognized. This effect resulted in increases of Ps.194 million, Ps.228 million and Ps.177 million (US$15.8 million) in net revenue for the years ended December 31, 2001, 2002 and 2003, respectively.

Pre-Sales of Advertising Time

For the years ended December 31, 2001, 2002 and 2003, 73%, 69% and 63%, respectively, of TV Azteca’s net revenue was attributable to pre-sales of advertising time made prior to that year. At December 31, 2001, pre-sales of advertising time for 2002 amounted to Ps.4,824 million, which represented a 4% increase over pre-sales of advertising time for 2001 recorded in 2000. At December 31, 2002, pre-sales of advertising time for 2003 amounted to Ps.4,623 million, which represented a 4% decrease over pre-sales of advertising time for 2002 recorded in 2001. At December 31, 2003, pre-sales of advertising time for 2004 amounted to Ps.4,903 million (US$436.5 million), representing a 6% increase compared to pre-sales of advertising time for 2003 recorded in 2002. Pre-sales of advertising time recorded in 2002 were lower due to the expiration of certain multi-year advertising contracts.

2001 Price Increases

TV Azteca implemented a new pricing plan in 2001 pursuant to which TV Azteca achieved a 42% average nominal rate increase over the average nominal rates charged in 2000. This rate increase was phased in quarterly during 2001. The rate increases were higher than the inflation rate for each of the quarterly periods in which rates were raised. TV Azteca believes these rate increases resulted in a reduction of TV Azteca’s total advertising time sold because most advertisers have a limited advertising budget. TV Azteca sold a portion of otherwise unsold advertising time to shared-risk advertisers and to producers of infomercials. TV Azteca also used a portion of the unsold advertising time to aggressively market the programming of its networks. TV Azteca believes that the use of its unsold advertising time in this manner helped increase its audience and advertising share. The average price of TV Azteca’s pre-sales of advertising time for 2004 increased by approximately 5% compared to pre-sales for 2003.

Advance Sales

Unefon Advertising Advances

In June 1998, TV Azteca and Unefon entered into a 10-year advertising agreement, as amended, pursuant to which TV Azteca agreed to supply Unefon with advertising spots totaling an aggregate of 120,000 GRPs over the life of the agreement, up to a maximum of 35,000 GRPs per year. Unefon agreed to pay TV Azteca 3.0% of its gross revenues up to a maximum of US$200.0 million. As of December 31, 2002, TV Azteca had broadcast Unefon advertisements having an aggregate value of Ps.297 million (US$26.4 million) pursuant to this advertising agreement. Pursuant to the agreement, Unefon has elected to defer payments due in 2000, 2001 and 2002 which amount to Ps.147 million and to make these payments in four equal semi-annual installments during 2003 and 2004. The first payment matured in June 2003. The deferred payments accrue interest at an annual interest rate of 12%. Starting in 2003, Unefon’s payments to TV Azteca were due on a current basis. At December 31, 2003, the balance of deferred payments equaled US$9.1 million (including interest). Unefon can only use the GRPs through December 2009. Pursuant to the advertising agreement, Unefon’s failure to pay advances will not be considered a default by Unefon under the agreement. However, TV Azteca will be able to suspend the provision of advertising spots to Unefon after Unefon’s continued failure to pay advances for one year.

Todito Advertising Programming and Services Advance

In February 2000, TV Azteca acquired a 50% equity interest in Todito, a Mexican company that operates an Internet portal, Internet connection service and e-commerce marketplace that targets Spanish speakers in the U.S. and Mexico. In connection with its investment in Todito, TV Azteca entered into a five-year advertising, programming and services agreement with Todito, which was initially recorded as an advertising, programming and services advance in the amount of US$100.0 million. At December 31, 2003, the unused balance of the Todito advertising, programming and services advance was Ps.346 million (US$30.5 million).

Other Sales

Barter Sales

Barter transactions are accounted for in the same manner as other advertising advances, and the amounts due to TV Azteca are determined based on the fair market value of the goods, services or other assets received by TV Azteca. For the years ended December 31, 2001, 2002 and 2003, revenue from barter transactions accounted for Ps.87 million, Ps.152 million and Ps.301 million (US$26.8 million), respectively, which represented 1.4%, 2.2% and 4.1% of TV Azteca’s net revenue, respectively.

Infomercials, Shared-Risk Advertisements and Integrated Advertising

TV Azteca sells a portion of otherwise unsold advertising time to shared-risk advertisers and to producers of infomercials. With respect to infomercials, TV Azteca charges a fee for the time slot in which the advertisement runs. TV Azteca does not, however, receive any proceeds from the sale of the products shown during the infomercial. Alternatively, with respect to shared-risk advertisements, TV Azteca does not receive any advertising fees during the time slot in which the advertisement runs. Instead, TV Azteca receives a percentage of the gross sales of the offered product or products for a specified period of time after the advertisement is broadcast. For example, TV Azteca airs advertisements for music recordings at little or no up front charge, under agreements that entitle TV Azteca to receive a share of the sales of the recordings for a number of months following the airing of the advertisements. TV Azteca also receives revenue from “integrated advertising” in the form of product placements during the broadcast of TV Azteca’s internally produced programming. Revenues derived from shared-risk advertisements, infomercials and integrated advertising amounted to Ps.28 million, Ps.85million and Ps.965 million, respectively, totaling Ps.1,078 million, for the year ended December 31, 2001. For the year ended December 31, 2002, theses revenues were Ps.28 million, Ps.211 million and Ps.1,040 million, respectively, totaling Ps.1,279 million and for the year ended December 31,2003 theses revenues were Ps.27 million (US$2.4 million), Ps.98 million (US$8.7 million) and Ps.1,399 million (US$124.6 million), respectively, totaling Ps.1,524 million (US$135.7 million). Total advertising arrangements of the above mentioned categories accounted for 17%, 18% and 21% of TV Azteca’s net revenue in the years ended December 31, 2001, 2002 and 2003.

Seasonality of Sales

TV Azteca’s television broadcasting business is seasonal. Advertising revenue, which is recognized when the advertising is aired, is generally highest in the fourth quarter due to the high level of advertising aired primarily resulting from the holiday season.

Cyclicality Due to Major Broadcast Events

TV Azteca’s net revenue fluctuates as a result of the frequency with which TV Azteca broadcasts major events. During 2000, TV Azteca recorded increased advertising revenues due in part to the advertising by political parties in connection with the Mexican presidential campaign and election, which accounted for Ps.209 million. Also, during 2000, TV Azteca broadcast the 2000 Summer Olympics, which accounted for Ps.189 million, and the Gold Cup Soccer Championship, which accounted for Ps.19 million. These events collectively accounted for approximately 6.7% of TV Azteca’s net revenue for the year ended December 31, 2000. During the year ended December 31, 2002, TV Azteca broadcast the 2002 World Cup, which accounted for approximately Ps.281 million (US$25.0 million) (nominal) in net revenue. TV Azteca did not broadcast any major events in 1999 and 2001. During 2003, there were mid-term elections and related campaigns and TV Azteca recorded sales of Ps.108 million (US$10 million) in connection with this electoral activity. In addition, TV Azteca has acquired Mexican broadcast rights to the 2004 and 2008 Summer Olympics.

Historically, the broadcast of major events by TV Azteca increased advertising sales during the periods in which they were shown, reflecting both the larger audiences drawn to these events relative to TV Azteca’s average audience during the hours that these major events were broadcast, and the fact that advertisers pay a premium to be associated with such major broadcast events compared to TV Azteca’s regularly scheduled broadcast programs.

Selected Results of Operation Components as a Percentage of Net Revenue

The following table sets forth, for the periods indicated, results of operations data for TV Azteca as a percentage of TV Azteca’s net revenue.

	Years Ended December 31,
	2001	2002	2003
Net Revenue	100%	100%	100%
Programming, production and transmission costs	(40)%	(38)%	(39)%
Sales and administrative expenses	(16)%	(15)%	(14)%
Total costs and expenses	(56)%	(53)%	(54)%
Depreciation and amortization	(10)%	(6)%	(5)%
Operating profit margin	34%	42%	41%

i) Operating Results

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net revenue for the year ended December 31, 2003 increased by 5% or Ps.325 million (US$28.9 million) to Ps.7,281 million (US$648.2 million) from Ps.6,956 million for the year ended December 31, 2002. The increase in net revenue was due in part to an increase of Ps.59 million (US$5.3 million) in domestic national advertising sales, an increase of Ps.149 million (US$13.3 million) in barter sales, an increase of Ps.244 million (US$21.7 million) in local advertising sales and an additional increase of Ps.105 million (US$9.3 million) in Azteca America’s net revenues.

Such increases were partially set-off with a decrease in net sales of Ps.232 million (US$20.7 million) from, principally, the updating of advertising sales advances, other revenues and an increase in sales commissions

Programming, production and transmission costs for the year ended December 31, 2003 increased by 9% or Ps.243 million (US$21.6 million) to Ps.2,854 million (US$254.1 million) from Ps.2,611 million for the year ended December 31, 2002. This increase is mainly due to Ps.104 million (US$9.3 million) which reflects the costs of expansion of Azteca America Network in the United States and an increase of Ps.61 million (US$5.3 million) due to the increase in production costs, for telenovelas and an increase of Ps.78 million (US$6.9 million) entertainment shows.

Sales and administrative expenses for the year ended December 31, 2003 increased by 4% or Ps.38 million (US$3.4 million) to Ps.1,051 million (US$93.6 million) from Ps.1,013 million for the year ended December 31, 2002. This difference reflects higher personnel and operating expenses, primarily related to TV Azteca’s increased local operations and growing operations in the United States.

Depreciation and amortization for the year ended December 31, 2003 decreased by 8% or Ps.32 million (US$2.8 million) to Ps.369 million (US$32.9 million) from Ps.401 million for the year ended December 31, 2002. This decrease primarily reflects the decline in depreciation expense as a result of the full depreciation of some assets, principally machinery and operation equipment.

As a result of these factors, operating profit for the year ended December 31, 2003 increased by 3% or Ps.76 million (US$6.8 million) to Ps.3,007 million (US$267.7 million) from Ps.2,931 million for the year ended December 31, 2002.

For the year ended December 31, 2003, TV Azteca received 96% of its revenues from the Mexican market and 2% from the United States market. The remaining 2% is generated by programming sales in other countries around the world and by revenues from the company’s former station in El Salvador, which has been sold.

Revenue generated in Mexico comes from clients that advertise their products throughout the country on TV Azteca’s national broadcast networks, as well as from local clients that advertise regionally through TV Azteca’s 107 local transmission sites, where local advertising can be inserted into the broadcast schedule. National advertising represented approximately 71% of TV Azteca’s total sales before commissions in 2003 and 72% in 2002. TV Azteca believes that the performance of national advertising sales is, to a certain extent, a function of Mexican national economic activity, particularly consumer demand.

Local sales represented approximately 19% of TV Azteca’s total sales before commissions in 2003 as compared to 17% in 2002. TV Azteca believes the increase in local sales derives from increased local advertising opportunities and expects to continue with a positive sales trend over the next few years. The compounded annual growth rate of local sales has been 17% between 1999 and 2003.

Revenue from the United States derives primarily from TV Azteca’s wholly owned Azteca America Network, as well as from the Los Angeles station KAZA-TV, which TV Azteca began to operate pursuant to a multi-year local marketing agreement that became effective in July 1, 2003. Revenue from the United States represented 2% of total TV Azteca sales before commissions in 2003 and 1% in 2002, and is expected to substantially increase following increased coverage of U.S. Hispanics, growing audiences, and increased sales efforts.

TV Azteca has exported its internally generated content to more than 100 countries. In 2003, programming exports, including TV Azteca’s sale of the Azteca 13 channel signal to Echostar for distribution outside the United States, represented 2% of total TV Azteca sales before commission. TV Azteca believes Mexico’s cultural links with other countries and the quality of TV Azteca’s programming content are key factors to further increasing programming exports over the next few years.

TV Azteca also operated Channel 12 in El Salvador through the end of 2003, when it sold the station. Sales from the station represented 1% of TV Azteca sales before commission in 2002 and 2003.

TV Azteca recorded domestic income (not related to advertising principally as a result of product promotions, the sale of TV Azteca’s signal in pay television systems in Mexico, recognition of inflation on presales) of 5% of sales before commissions in 2003 and 8% in 2002.

Other expenses-net for the year ended December 31, 2003 decreased by 33% or Ps.202 million (US$18.0 million) to Ps.417 million (US$37.1 million) from Ps.619 million for the year ended December 31, 2002. This decrease was primarily due to Ps.68 million (US$6.1 million) of lower losses experienced by TV Azteca’s subsidiaries under the equity method. Another decrease of Ps.81 million resulted from the write-off of certain assets and investments made last year. Such amounts were partially set-off for Ps.69 million (US$6.1 million) for increase in legal advisory services. Additionally, other expenses were affected by changes in the following matters: (i) for the year ended December 31, 2003, TV Azteca recorded Ps $158 million (US$14.1 million) for the amortization of installation expenses compared to Ps$20 million for the year ended December 31, 2002; (ii) for the year ended December 31, 2003, TV Azteca had Ps.33 million (US$2.9 million) in Unefon guarantee fees compared with Ps.30 million for the year ended December 31, 2002; (iii) for the year ended December 31, 2002, TV Azteca recorded an allowance for other non-operating accounts receivables from related parties of Ps.265 million, compared with no allowance recorded in the year ended December 31, 2003; (iv) for the year ended December 31, 2002 TV Azteca had a write-off provision of the CNI fee in the amount of Ps.19 million, compared with no write-off recorded for the year ended December 31 2003; (v) for the year ended December 31, 2003, TV Azteca had a loss on the sale of fixed assets of Ps.3 million (US$267,000), compared with a gain of Ps.3 million for the year ended December 31, 2002; (vi) for the year ended December 31, 2003, TV Azteca also recorded an allowance for other non-operating accounts receivable in the amount of Ps.16 million (US$1.4 million), compared with no allowance recorded for the year ended December 31, 2002; (vii) for the year ended December 31, 2003, TV Azteca recorded an allowance for other inventories of Ps.16 million (US$1.4 million), compared with no allowance recorded in the year ended December 31, 2002; (viii) for the year ended December 31, 2003, TV Azteca had a gain on sale of its investment in the El Salvador station of Ps.2 million (US$233,000), compared with no gain or loss in the year ended December 31, 2002; (ix) for the year ended December 31, 2002, TV Azteca recorded a provision for equity in Azteca America of Ps.1 million, compared with no provision recorded for the year ended December 31, 2003; and, (x) tax surcharges for the year ended December 31, 2003 amounted to Ps.4 million (US$356,000), compared with Ps.3 million for the year ended December 31, 2002.

Net comprehensive financing cost for the year ended December 31, 2003 decreased by 27% or Ps.311 million (US$27.7 million) to Ps.837 million (US$74.5 million) from Ps.1,148 million for the year ended December 31, 2002. Net comprehensive financing cost includes interest income and expense, net exchange gains or losses, gain on monetary position and other financing expense as described below. As of December 31, 2003, substantially all of our indebtedness and all of our subsidiaries’ indebtedness was denominated in U.S. dollars. The decrease in net comprehensive financing cost for the year ended December 31, 2003 was primarily due to a foreign exchange loss of Ps.191 million (US$17.0 million) which reflected an 8.1% depreciation of the peso against the U.S. dollar since December 31, 2002 compared with a foreign exchange loss of Ps.367 million for the year ended December 31, 2002 which reflected a 13.5% depreciation of the peso against the U.S. dollar since December 31, 2001. Interest income for the year ended December 31, 2003 increased by 3% or Ps.5 million (US$445,000) to Ps.205 million (US$18.3 million) from Ps.200 million for the year ended December 31, 2002, and interest expense for the year ended December 31, 2003 increased by 2% or Ps.13 million (US$1.2 million) to Ps.767 million (US$68.3 million) from Ps.754 million for the year ended December 31, 2002. Other financing expense for the year ended December 31, 2003 decreased 63% or Ps.89 million (US$7.9 million) to Ps.52 million (US$4.6 million) from Ps.141 million for the year ended December 31, 2002. The decrease was principally due to losses in the market value of TV Azteca’s investment portfolio in 2002, were not present this year. Loss on monetary position decreased by 63% or Ps.54 million (US$4.8 million) to Ps.31 million (US$2.8 million) for the year ended December 31, 2003 from Ps.85 million for the year ended December 31, 2002, the difference resulted from the reduction in TV Azteca’s net monetary asset position in the year ended December 31, 2003.

For the fiscal year ended on December 31, 2003, TV Azteca cancelled Ps.219 million (US$ 19.5 million of income tax allowance recorder on the previous fiscal year, compared to a write-off of Ps.160 million for the fiscal year ended on December 31, 2002.

Revenue before income tax was Ps.1,753 million (US$156.1 million ) for the year ended December 31, 2003 compared with Ps.1,165 million for the year ended December 31, 2002. Income tax payments for the year ended December 31, 2003 decreased by 43% or Ps.119 million (US$10.6 million) to Ps.156 million (US$13.9 million) from Ps.275 million for the year ended December 31, 2002. Deferred income tax expense increased by 781% Ps.211 million (US$18.8 million) for the year ended December 31, 2003, to Ps.238 million (US$21.2 million) from Ps.27 million for the year ended December 31, 2002. The difference reflects the decrease in TV Azteca’s tax loss carryforwards.

As a result of the foregoing, TV Azteca had net income of Ps.1,577 million (US$140.4 million) for the year ended December 31, 2003, as compared with a net income of Ps.1,023 million for the year ended December 31, 2002. Ps.1 million (US$0 million) of the net income for the year ended December 31, 2003 represented net income of minority stockholders and Ps.1,576 million (US$140.3 million) represented net income of majority stockholders compared with a Ps.0 million (US$0 million) net loss of minority stockholders and Ps.1,023 million net income of majority stockholders for the year ended December 31, 2002.

Year Ended December 31, 2002 vs. Year Ended December 31, 2001

Net revenue for the year ended December 31, 2002 increased by 9% or Ps.590 million (US$52.5 million) to Ps.6,956 million (US$619.2 million) from Ps.6,366 million for the year ended December 31, 2001. The increase in net revenue is comprised of Ps.281 million (US$25.0 million) advertising sales related to the transmission of the 2002 World Cup. In addition, 2002 net advertising sales increased Ps.260 million (US$23 million), primarily reflecting an increase in revenue generated from La Academia TV Azteca’s musical reality show. TV Azteca believes that the remaining Ps.49 million (US$4.4 million) revenue increase was driven by an approximately 8% rise in the average advertising rates in real terms during the year.

Changes in advertising tariffs are mostly a decision of TV Azteca’s main competitor, Televisa, which has a dominant position within the broadcast television advertising market in Mexico. The 8% increase in TV Azteca’s advertising sales during 2002 resulted from the TV Azteca’s determination to follow Televisa’s price increases during that year.

Programming, production and transmission costs for the year ended December 31, 2002 increased by 2% or Ps.43 million (US$3.8 million) to Ps.2,611 million (US$232.4 million) from Ps.2,568 million for the year ended December 31, 2001. This increase was primarily due to a Ps.191 million (US$17.0 million) costs associated with the broadcast of the 2002 Soccer World Cup which was offset by the cancellation of Ps.102 million (US$9.0 million) of amortization of exhibition rights. After a thorough revision of its programming inventories, TV Azteca believed, the exhibition rights previously reserved match the interest of many of its target audiences. The remaining Ps.46 million (US$4.2 million) cost reduction resulted mainly from the decreases in the production cost of telenovelas (soap operas) congruent with a 3% reduction in hours of telenovelas produced during 2002 compared with the prior year, as well as some decreases in the cost of purchased programming.

Sales and administrative expenses for the year ended December 31, 2002 increased by 2% or Ps.18 million (US$1.6 million) to Ps.1,013 million (US$90.1 million) from Ps.995 million for the year ended December 31, 2001. This difference resulted from the increase in TV Azteca’s personnel and administrative expenses due to the operation of new local stations.

Depreciation and amortization for the year ended December 31, 2002 decreased by 36% or Ps.227 million (US$20.2 million) to Ps.401 million (US$35.6 million) from Ps.628 million for the year ended December 31, 2001. This decrease resulted primarily from the Ps.126 million (US$11.2 million) effects of TV Azteca’s adoption of Statement C-8 “Intangible Assets” as described in “Critical accounting policies—Intangible Assets and Goodwill” and the application of these rules with respect to the amortization schedule of TV Azteca’s television concessions. Also effective January 1, 2002, TV Azteca changed the annual rate of depreciation for its transmission towers from 16% to 5%, based on the remaining useful life of these assets. This resulted in a decrease of Ps.44 million (US$3.9 million) in depreciation expense for the year ended December 31, 2002. The remaining Ps.57 million (US$5.1 million) reduction in depreciation resulted as a consequence of the full depreciation of some assets, principally machinery and operation equipment.

As a result of these factors, operating profit for the year ended December 31, 2002 increased by 35% or Ps.756 million (US$67.3 million) to Ps.2,931 million (US$260.9 million) from Ps.2.175 million for the year ended December 31, 2001.

In addition to the reductions in amortization, the Company recorded some decreases in the production costs of telenovelas (soap operas), congruent with a 3% reduction in hours of telenovelas produced during 2002 compared with the prior year, as well as some decreases in the costs of purchased programming.

Other expenses—net for the year ended December 31, 2002 increased by 144% or Ps.365 million (US$32.5 million) to Ps.619 million (US$55.1 million) from Ps.254 million for the year ended December 31, 2001. This increase was primarily due to Ps.45 million (US$4.0 million) in higher losses experienced by TV Azteca’s subsidiaries under the equity method and Ps.81 million (US$7.2 million) due to the write-off of certain assets and investments. In addition, there was a Ps.50 million (US$4.5 million) decrease in legal advisory services. Likewise; other expenses were affected by changes in the following matters: (i) for the year ended December 31, 2003, TV Azteca recorded Ps $20 million (US$1.8 million) for the amortization of installation expenses compared to Ps$26 million for the year ended 2001, (ii) for the year ended December 31, 2002, TV Azteca had Ps.30 million (US$2.7 million) in Unefon guarantee fees, compared with Ps.43 million for the year ended December 31, 2001; (iii) for the year ended December 31, 2002, TV Azteca recorded an allowance for other accounts receivables from related parties of Ps.265 million (US$23.6), compared with no allowance recorded in the year ended December 31, 2001; (iv) for the year ended December 31, 2002, TV Azteca had a write-off a provision of CNI fee of Ps.19 million (US$1.7 million) compared a provision of Ps.19 million recorded in the year ended December 31 2001; (v) for the year ended December 31, 2002, TV Azteca had a gain on sale of fixed assets of Ps.3 million (US$267,000), compared with a loss of Ps.2 million for the year ended December 31 2001; (vi) for the year ended December 31, 2002, TV Azteca recorded a provision for equity in Azteca America of Ps.1 million (US$89,000), compared with no provision recorded in the year ended December 31, 2001; and (vii) tax surcharge for the year ended December 31, 2002 amounted to Ps.3 million (US$267,000), compared with Ps.1 million for the year ended December 31, 2001.

Net comprehensive financing cost for the year ended December 31, 2002 increased by 234% or Ps.804 million (US$71.6 million) to Ps.1,148 million (US$102.2 million) from Ps.344 million for the year ended December 31, 2001. Net comprehensive financing cost includes interest income and expense, net exchange gains or losses, gain on monetary position and other financing expense as described below. As of December 31, 2002, substantially all of TV Azteca’s indebtedness and all of TV Azteca subsidiaries’ indebtedness was denominated in U.S. dollars. The increase in net comprehensive financing cost for the year ended December 31, 2002 was primarily due to a foreign exchange loss of Ps.367 million

(US$32.6 million) which reflected a 13.5% depreciation of the peso against the U.S. dollar since December 31, 2001 compared with a foreign exchange gain of Ps.206 million for the year ended December 31, 2001. Interest income for the year ended December 31, 2002 decreased by 20% or Ps.49 million (US$4.4 million) to Ps.200 million (US$17.7 million) from Ps.249 million for the year ended December 31, 2001 as a result of a reduction of interest rates, and interest expense for the year ended December 31, 2002 decreased by 2% or Ps.19 million (US$1.7 million) to Ps.754 million (US$67.1 million) from Ps.773 million for the year ended December 31, 2001. Other financing expense for the year ended December 31, 2002 increased 404% or Ps.113 million (US$10.1 million) to Ps.141 million (US$12.5 million) from Ps.28 million for the year ended December 31, 2001. This increase was primarily due to a significant decline in the market value of TV Azteca’s investment portfolio. For the year ended December 31, 2002 TV Azteca had a loss in monetary position of Ps.85 million (US$7.5 million) compared with a gain in monetary position of Ps.2 million for the year ended December 31, 2001 as a result of the decrease in TV Azteca’s net monetary liability position in the year ended December 31, 2002.

Revenue before income taxes for the year ended December 31, 2002 decreased by 26% or Ps.412 million (US$36.7 million) to Ps.1,165 million (US$103.7 million) from Ps.1,577 million for the year ended December 31, 2001.

Income tax payments for the year ended December 31, 2002 decreased by 47% or Ps.103 million (US$9.2 million) to Ps.115 million (US$10.2 million) from Ps.218 million for the year ended December 31, 2001. The allowance for tax income for the fiscal year ended December 31, 2003, includes a write-off of Ps.$160 million (US$14.2 million) of excess in provision recorded in the previous year, compared to the inexistence of write-off for the fiscal year ended December 31, 2001. This decrease reflects lower taxable income generated during the year ended December 31, 2002. Deferred income tax expense for the year ended December 31, 2002 was Ps.27 million (US$2.4 million), compared with a deferred income tax benefit of Ps.207 million for the year ended December 31, 2001.

As a result of the foregoing, TV Azteca had net income of Ps.1,023 million (US$91.1 million) for the year ended December 31, 2002, as compared with a net income of Ps.1,566 million for the year ended December 31, 2001. Ps.0.2 million (US$0 million) of the net income for the year ended December 31, 2002 represented net loss of minority stockholders and Ps.1,024 million (US$91.1 million) represented net income of majority stockholders compared with a Ps.2 million net loss of minority stockholders and Ps.1,568 million net income of majority stockholders for the year ended December 31, 2001.

ii) Financial Situation, Liquidity and Capital Resources

Factors that may influence TV Azteca’s liquidity and capital resources as discussed below include:

•	TV Azteca’s ability to generate sufficient free cash flow and to make distributions in accordance with its recently announced distribution policy;

•	Factors that affect the results of operations of TV Azteca, including general economic conditions, demand for commercial advertising, the competitive environment, the relative popularity of TV Azteca’s programs, demographic changes in TV Azteca’s market areas and regulation; and

•	Factors that affect TV Azteca’s access to bank financing and the capital markets, including interest rate fluctuations, availability of credit and operational risks of TV Azteca.

Liquidity

TV Azteca’s principal sources of liquidity include cash on hand, advance sales of advertising time and uncommitted sources of short-term financing. TV Azteca’s short term and mid term financing sources include a US$130.0 million Euro-commercial paper program (the “ECP Program”) and a Ps.20 million Suppliers Credit Line. Under the ECP Program, TV Azteca periodically issues notes with maturities not exceeding 365 days. Under the Suppliers Credit Line, the TV Azteca’s suppliers may discount with a financial institution, in invoices with maturities not exceeding 120 days in advance. TV Azteca’s mid-term financing sources include a US$7.7 million Mid Term Export Credit Facility. Under this facility TV Azteca issues notes with maturities not exceeding 5 years.

Cash and marketable securities were Ps.1,449 million and Ps.2,481 million (US$220.9 million) for the years ended December 31, 2002 and 2003, respectively. The increase in TV Azteca’s cash on hand at December 31, 2003 as compared to December 31, 2002 was primarily due to TV Azteca’s solid financial results experienced during the year ended December 31, 2003, which allow a strong cash generation for TV Azteca. Also the increase includes US$65 million of unsecured financing obtained from financial institutions, on market terms.

Resources generated from operating activities were Ps.927 million and Ps.1,517 million (US$135.1 million) for the years ended December 31, 2002 and 2003, respectively. The difference in net resources reflected TV Azteca’s solid financial results, experienced in 2003. As a result, TV Azteca’s net income increased to Ps.1,577 million (US$140.4 million) in the year ended December 31, 2003, from Ps.1,023 million for the year ended December 31, 2002. A significant portion of TV Azteca’s cash flows are generated by its television broadcast operations. Because operating results may fluctuate significantly as a result of a decline in the advertising environment or pricing structure, TV Azteca’s ability to generate positive cash flow from its television broadcast operations may be negatively impacted.

Resources used in investing activities were Ps.724 million for the year ended December 31, 2002, compared with resources generated of Ps.1,975 million (US$175.8 million) for the year ended December 31, 2003. The difference from resources used in investing activities for the year ended December 31, 2002 compared with resources generated for the year ended December 31, 2003, was primarily due to Azteca International’s investment of Ps.474 million in certain Pappas affiliates made in the year ended December 31, 2002. For the year ended December 31, 2003, TV Azteca approved a non-cash split off its investment in Unefon and Cosmofrecuencias for approximately Ps.2,124 million (US$183.1 million). The spin-off did not have an effect in cash flows.

Resources used in financing activities were Ps.472 million and Ps.2,459 million (US$218.9 million) for the years ended December 31, 2002 and 2003, respectively. Resources provided by (used in) financing activities are affected by various factors including: (i) changes in indebtedness (including bank loans and senior notes) which are originated by debt paid or obtained, (ii) loans granted to Unefon, (iii) annual preferential dividends paid, the exercise of employee stock options, the sale of treasury shares, and the repurchases of shares and the effect of the financial instruments, (iv) capital stock decreases and (v) the effect of the spin-off of Unefon and Cosmofrecuencias. For the year ended December 31, 2002, there was Ps.33 million of indebtedness paid compared to indebtedness in the amount of Ps.1,114 million (US$99.2 million) for the year ended December 31, 2003. For the year ended December 31, 2003, there were no loans granted to Unefon, as compared with resources used in the amount of Ps.203 million related to a loan granted to Unefon for the year ended December 31, 2002. Also for the year ended December 31, 2002, TV Azteca used resources in the amount of Ps.42 million to pay annual preferential dividends, as compared to payment of Ps.37 million (US$3.3 million) for the year ended December 31, 2003. For the year ended December 31, 2002, resources in the amount of Ps.25 million were provided by the stock options exercised, as compared to Ps.29 million (US$2.6 million) in stock options exercised in the year ended December 31, 2003. In addition, during the year ended December 31, 2002, resources in the amount of Ps.35 million were used by the sale of treasury shares and repurchase of shares, as compared with resources of Ps.100 million (US$8.9 million) provided for the year ended December 31, 2003. Also during the year ended December 31, 2003 TV Azteca reduced its capital by Ps.1,442 million (US$128.4 million). Resources used in financing activities for the year ended December 31, 2003 were also affected for TV Azteca’s spin-off of the investments in Unefon and Cosmofrecuencias for Ps.2,124 million (US$189.1 million).

Sources of Payment for the TV Azteca 10 1/8% Notes

As of December 31, 2003, the outstanding aggregate principal amount of these notes was US$125.0 million. The TV Azteca 10 1/8% Notes matured and were fully paid on February 15, 2004. The sources of this payment were US$60 million from TV Azteca’s cash position and US$65 million from unsecured financing obtained from Deutsche Bank, on market terms.

Advertising Advances

Under TV Azteca’s Azteca Plan, advertisers generally are required to pay their advertising commitment in full within four months of the date they sign an advertising contract. TV Azteca’s Mexican Plan, on the other hand, generally allows advertisers to pay for advertising by making a cash deposit ranging from 10% to 20% of their advertising commitment, with the balance payable in installments over the term of the advertising contract, typically one year. Advertising rates are generally lower under the Azteca Plan than under the Mexican Plan.

Since pre-sales of advertising time are generally made in the last quarter of the year, TV Azteca’s cash and marketable securities are normally at their highest level in December, and at their lowest level in the third quarter. Generally, as the proceeds generated from pre-sales of advertising time are depleted (together with other sources of cash flow), TV Azteca relies upon sources of short-term financing, which are subsequently repaid, typically in the fourth quarter of a calendar year with the proceeds from the pre-sales of advertising time for the following year.

At December 31, 2003, TV Azteca had generated Ps.4,903 million (US$436.5 million) in pre-sales of advertising time to be aired in 2004, of which 66% were made under the Azteca Plan, and the remainder under the Mexican Plan. At December 31, 2002, TV Azteca had generated Ps.4,623 million in pre-sales of advertising time to be aired in 2003, of which 64% were made under the Azteca Plan, and the remainder under the Mexican Plan.

Indebtedness

The following chart sets forth TV Azteca’s consolidated outstanding principal amount of indebtedness:

AGREEMENT	AS OF MAY 31, 2004 (in millions of U.S. dollars)
TV Azteca 10 1/2% Guaranteed Senior Notes due 2007	US$	300.0
Scotiabank Inverlat Mortgage Loan		19.7
Standard Chartered Bank Long-Term Import Credit Facility		6.7
Euro-Commercial Paper Program		19.6
ATC Long-Term Credit Facility		119.8
Deutsche Bank		75.0
First National Bank of SD Mid-Term Export Credit Facility		1.0
Inbursa Intrafin Suppliers Loan		0.2
Banco Azteca Short-Term Loan		14.8

Total	US$	556.8

In February 1997, TV Azteca issued US$125.0 million aggregate principal amount of 10 1/8% Notes, and US$300.0 million aggregate principal amount of 10 1/2% Notes. The 10 1/8% Notes matured and were paid on February 15, 2004, while the 10 1/2% Notes mature on February 15, 2007. Interest on the TV Azteca Notes is paid semi-annually on February 15 and August 15. The TV Azteca Notes are jointly and severally guaranteed by each of TV Azteca’s material subsidiaries. TV Azteca has the option to redeem the 10 1/2% Notes at 101.75% of the principal amount if redeemed after February 15, 2004 and 100% of the principal amount if redeemed after February 15, 2005 plus, in each case, interest that is accrued but unpaid on the date TV Azteca redeems the 10 1/2% Notes.

On September 18, 1997, TV Azteca obtained a US$25.9 million mortgage loan from Banco Bilbao Vizcaya, S.A. (“BBV”), for the acquisition of an office building located adjacent to its principal offices. The mortgage loan matured and was refinanced in part on December 18, 2003. TV Azteca obtained an equivalent in pesos to US$20 million mortgage loan from Scotiabank Inverlat, to do the refinancing. The mortgage loan accrues interest at an annual interest rate of 28-day Interbank Interest Equilibrium Rate (Tasa de Interes Interbancaria de Equilibrio) (“TIIE”), a rate established by the Mexican Central Bank plus 2% per year, payable monthly beginning January 8, 2004 and amortizing quarterly beginning June 18, 2004 for a lapse of 15 quarters.

In March 1999, TV Azteca entered into a US$30.2 million long-term import credit facility with Standard Chartered Bank, as lender, and the Export-Import Bank of the United States, as guarantor. Under this credit facility, TV Azteca was permitted until May 2002 to borrow all or a portion of the US$30.2 million by delivering promissory notes. The import credit facility was established to finance TV Azteca’s purchase of equipment manufactured in the U.S. In October 1999, March 2000 and November 2003, TV Azteca issued promissory notes, one in the amount of US$12.2 million due in October 2004, which accrues interest at a rate of 7.6% per year, and one in the amount of US$10.5 million due in March 2005, which accrues interest at a rate of 8.45% per year, and one in the amount of US$3.8 million due in November 2008, which accrues interest at a rate of 3.95% per year.

In May 1999, TV Azteca entered into the US$75.0 million ECP Program, with ABN-AMRO Bank, N.V., as the principal arranger and dealer. The size of the ECP Program was increased to US$130.0 million in July 1999 and Geronimo Capital Markets was established as dealer. Notes issued under the ECP Program are issued at a discount, and do not bear interest. There is no commitment to purchase notes to be issued under the ECP Program, and notes issued thereunder may not have a maturity exceeding 365 days. The ECP Program permits TV Azteca to issue and have outstanding up to US$130.0 million in notes at any time.

In February 2000, TV Azteca entered into a long-term credit facility for up to US$119.8 million with a Mexican subsidiary of ATC (the “ATC Long-Term Credit Facility”). The ATC Long-Term Credit Facility is comprised of a US$91.8 million unsecured term loan and a US$28.0 million term loan secured by certain of TV Azteca’s real estate properties. The interest rate on each of the loans is 13.109% per year. The initial term of the US$91.8 million unsecured term loan is 20 years, which may be extended up to an additional 50 years, so long as the Tower Agreement remains in effect. The US$28.0 million secured term loan currently matures in February 2004, but may be renewed annually for successive one-year periods so long as the Tower Agreement remains in effect.

In 2003, TV Azteca obtained three unsecured loans from Deutsche Bank: one in the amount of US$20.0 million due in July 2004, which accrues interest at a rate of 9% per year, one in the amount of US$20.0 million due in November 2004, which accrues interest at a rate of 5.71% per year, and one in the amount of US$35.0 million due in November 2005, which accrues interest at a rate of LIBOR (6m) plus 5.5% per year. The 9% credit was used for working capital purposes and the other two were used for refinancing the 10 1/8% Notes.

In December 2003, TV Azteca entered into a US$7.7 million mid-term export credit facility with First National Bank of San Diego, as lender, and the Export-Import Bank of the United States, as guarantor. Under this credit facility, TV Azteca is permitted until December 2004 to borrow all or a portion of the US$7.7 million by delivery of promissory notes. The export facility was established to finance TV Azteca’s purchase of equipment manufactured in the U.S. In March 2004, TV Azteca issued two promissory notes in an aggregate principal amount of US$1 million due December 2008, which accrues interest at a rate of LIBOR 180 days plus 0.75% per year.

In February 2003, TV Azteca obtained a US$10.0 million unsecured credit line from Banco Inbursa S.A. (for working capital purposes). The credit line accrued interest at a rate of 8.87% per year and matured on November 28, 2003. This line of credit was fully prepaid in October, 2003.

On May 25, 2004, TV Azteca obtained a Ps.170 million unsecured line of credit from Banco Azteca, S.A., an affiliate (for short term debt amortization purposes). The credit line accrues interest at a rate of TIIE plus 2% per year, payable monthly beginning June 23, 2004. This line is renewable every three months for a total period of one year and could be prepaid on any of the interest payment dates without a penalty. (See “Management – Related Party Transactions and Conflict of Interest”).

TV Azteca’s total debt at May 31, 2004 matures as follows:

YEAR ENDED DECEMBER 31,	(in millions of U.S. dollars)
2004	US$	81.5
2005		42.2
2006		6.2
2007		306.2
2008		0.9
2009 and thereafter		119.8

Total	US$	556.8

Capital Expenditures

For the years ended December 31, 2002 and 2003, capital expenditures were Ps.250 million and Ps.172 million (US$15.3 million), respectively. These capital expenditures were primarily related to the expansion of, and improvements to, TV Azteca’s broadcasting and television production facilities. For the years ended December 31, 2002 and 2003, TV Azteca paid approximately Ps.24 million and Ps.51 million (US$4.5 million), respectively, to acquire transmitters that it used to expand the national coverage of its networks and to improve the quality and operation of its transmission signal. For the years ended December 31, 2002 and 2003, TV Azteca made purchases of production equipment and expenditures related to the refurbishment of its production facilities amounting to Ps.102 million and Ps.87 million (US$7.7 million), respectively. TV Azteca’s capital expenditures are primarily made in U.S. dollars. For the years ended December 31, 2002 and 2003, TV Azteca made purchases of computer equipment and vehicles amounting to approximately Ps.115 million and Ps.81 million (US$7.2 million), respectively. For the years ended December 31, 2002 and 2003, TV Azteca paid approximately Ps.9 million and Ps.16 million (US$1.4 million), respectively, for the maintenance, remodeling and refurbishment of its buildings and office facilities.

2004 Budgeted Capital Expenditures

TV Azteca has an aggregate of approximately US$25 million budgeted for capital expenditures in 2004, of which US$5.7 million has been expended through May 31, 2004, primarily for the maintenance and expansion of, and improvements to, TV Azteca’s television production and broadcasting facilities and the acquisition of equipment and expansion. TV Azteca expects to use cash from its operations to fund these capital expenditures. As a result of TV Azteca’s operating strategy, TV Azteca will not, for the foreseeable future, make major capital expenditures outside the scope of its core television broadcasting business, which would include loans, credit support and capital investments in Unefon and affiliates in the Azteca America Network.

Distribution Policy/Debt Reduction Strategy

On February 7, 2003, TV Azteca announced that its Board of Directors had approved a six-year debt reduction plan pursuant to which TV Azteca intends to use the free cash generated from its operations to reduce its outstanding indebtedness, which was US$669.2 million as of December 31, 2003. TV Azteca also announced the Board of Directors’ intention to make scheduled distributions of approximately US$500 million to its shareholders over the next six years. On April 30, 2003, TV Azteca’s shareholders approved distributions to shareholders for an aggregate of US$140 million (of which approximately US$3 million was for preferential dividends for D-A Shares and D-L Shares and approximately US$137 million went towards a distribution to shareholders). A distribution of US$125.0 million was paid on June 30, 2003 and another distribution of US$15 million was paid on December 5, 2003. On April 15, 2004, TV Azteca received the approval of its shareholders for the payment of shareholder distributions in 2004 in an aggregate amount of approximately US$55 million (of which approximately US$3 million will be preferential dividends for D-A Shares and D-L Shares and US$52 million will go towards capital reduction), of which US$33 million was paid on May 13, 2004 and approximately US$22 million will be paid on November 11, 2004.

On February 7, 2003, TV Azteca announced that its Board of Directors had approved a six-year span for use of cash, whereby a substantial portion of its free cash generation would be allocated to reduce debt and make distributions to shareholders by 2008. TV Azteca expects to use approximately US$250 million of its free cash flow within the six-year span to gradually reduce its outstanding debt, following a payment schedule according to the respective maturity dates. The board also authorized an aggregate amount above US$500 million to make distributions to shareholders within the six-year period.

Within the plan, TV Azteca distributed a cash distribution to shareholders of US$125 million on June 30, 2003, and an additional US$15 million distribution on December 5, 2003. On February 9, 2004, TV Azteca fully amortized its US$125 million 10 1/8% Notes due February 15, 2004. The payment was composed of US$60 million from TV Azteca’s cash position and US$65 million of unsecured financing obtained from two unsecured loans from Deutsche Bank for US$20 million at an interest rate of 5.71375% and US$35 million at an interest rate of LIBOR plus 5.5%, in addition to the placement of US$9.4 million through TV Azteca’s Euro Commercial Paper program at a discounted rate of 6%.

On April 15, 2004, TV Azteca’s shareholders approved approximately US$55 million in cash distributions to be paid to shareholders during 2004. A distribution of US$33 million was paid on May 13, 2004, and another distribution of approximately US$22 million is scheduled for November 11, 2004.

TV Azteca expects to reduce a portion of its debt and to continue to make cash distributions within the next five years. These uses of TV Azteca’s cash generation may reduce TV Azteca’s cash in hand, which could limit TV Azteca’s ability to make other investments for growth or for the improvement of its current production and transmission facilities.

Contractual and Other Obligations

The following summarizes TV Azteca’s contractual obligations at December 31, 2003, and the effect such obligations are expected to have on its liquidity and cash flows in future periods (dollars in millions):

	PAYMENTS DUE BY YEAR
CONTRACTUAL OBLIGATIONS	TOTAL	2004	2005	2006	2007	2008 AND THEREAFTER
Long-term debt	474.9	.	42.2	6.1	306.1	120.5
Short-term debt	194.3	194.3	—	—	.	.
Satellite transponders	8.8	2.2	2.2	2.2	2.2	—
LMA Lease Agreement	45.0	15.0	15.0	15.0	—	—
Exhibition Rights	53.0	42.4	5.2	4.6	0.8	—
Total contractual cash obligations	699.2	194.3	42.2	6.1	306.1	120.5

Section 4.06(a)(iv) of the TV Azteca Indenture, dated February 5, 1997, by and among TV Azteca, certain guarantors named therein, and The Bank of New York (the “Indenture”), prohibits TV Azteca from making “any Investment in any Person (other than Permitted Investments).” Investments are defined to be any direct or indirect loan, advance or other extension of credit or capital contribution to any other Person. Permitted Investments are defined to include any Investments in cash equivalents, investments in restricted subsidiaries by TV Azteca, and loans or advances made by TV Azteca in the ordinary course of business to the employees of non-affiliates of TV Azteca.

Additionally, Section 4.06(a)(i) of the TV Azteca Indenture prohibits TV Azteca from declaring or paying any dividend or making any distribution on or in respect of capital stock of TV Azteca or any restricted subsidiary except for (i) dividends or distributions of TV Azteca payable solely in capital stock of TV Azteca or (ii) dividends of a restricted subsidiary payable to TV Azteca or a wholly-owned restricted subsidiary. Notwithstanding these restrictions, TV Azteca or a restricted subsidiary would be permitted to pay such a dividend or make such a distribution only under certain exceptions, including a lack of an event of a default, a determination of the pro forma effect of such a “Restricted Payment” to the Indebtedness to Adjusted EBITDA Ratio of TV Azteca, and a determination of the effect of such a Restricted Payment on the calculation of the permissible TV Azteca Restricted Payments basket. While TV Azteca is not prohibited from paying dividends or making distributions other than in capital stock, Section 4.13 of the TV Azteca Indenture prevents TV Azteca, or any restricted subsidiary, from entering into transactions with affiliates not on market terms comparable to those that could have been obtained in a comparable arm’s length transaction with an entity that is not an Affiliate except for Permitted Investments or Restricted Payments permissible under Section 4.06.

Share Repurchase

On an annual basis, TV Azteca’s shareholders approve the amount to be allocated from the reserve in its stockholders’ equity account for the repurchase of its stock, in accordance with rules established by the Comisión Nacional Bancaria y de Valores (the “CNBV”), the Mexican banking and securities commission. In April 2003, the shareholders approved to increase the reserve for the repurchase of TV Azteca’s shares by Ps.239 million, which reserve is limited to a maximum amount of Ps.1,100 million (nominal). TV Azteca may purchase its CPOs on the Mexican Stock Exchange and its ADSs on The New York Stock Exchange at prevailing prices up to the amount in this reserve account. As of December 31, 2003, TV Azteca had no CPOs in its treasury, acquired through its repurchase fund and Ps.889.97 million (US$79.1 million) in its reserve. On April 15, 2004, the shareholders approved to continue with a maximum amount of Ps.1,100 million for the reserve for the repurchase of TV Azteca’s shares, in virtue that TV Azteca did not need to increase such reserve. As of May 31, 2004, TV Azteca has acquired 64,672,000 CPOs through its repurchase stock fund.

iii) Internal Control

Within the 90 day period preceding the filing of this Annual Report, an evaluation was carried out under the supervision and with the participation of TV Azteca’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of TV Azteca’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon and as of the date of the evaluation, TV Azteca’s Chief Executive Officer and its Chief Financial Officer have concluded that TV Azteca’s disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in TV Azteca’s reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable legislation, and that such information is accumulated and communicated to TV Azteca’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no significant changes in TV Azteca’s internal controls or in other factors that could significantly affect these controls subsequent to the date TV Azteca’s Chief Executive Officer and its Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in TV Azteca’s internal controls requiring corrective actions

e) Critical Accounting Estimates

The information concerning this section is part of the Management Discussion and Analysis on the Operating Results and Financial Situation of the Issuer.

IV. MANAGEMENT

a) External Auditors

TV Azteca has not changed its external auditors in the last three fiscal years. Likewise, during the last three fiscal years, the financial auditors have not issued a qualified opinion (opinion con salvedad), a negative opinion or have abstained from issuing and opinion on TV Azteca’s financial statements.

As regard the procedure followed for the appointment of external auditors, the Audit Committee ratified the appointment of external auditors.

For the fiscal year ended December 31, 2003 and 2002, the total amount corresponding to fees for services provided by TV Azteca’s auditors for annual auditing amounted to Ps 6.3 million (US$561,000) and Ps. 4.3 million, respectively. For the fiscal year ended December 31, 2003 and 2002, the total amount corresponding to fees for services other than auditing provided by TV Azteca’s auditors amounted to Ps. 1.7 million (US$151,000) and Ps. 5.9. million, respectively.

b) Related Party Transactions and Conflicts of Interest

Related Party Transactions

Historically, we have engaged, and we expect to continue to engage, in a variety of transactions with our affiliates, including entities owned or controlled by our Controlling Shareholders. Since February 9, 2000, we have had a committee on related party transactions to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm’s-length dealings with an unrelated third person.

On September 4, 2001, our shareholders approved amendments to our bylaws which enacted significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage good communications with our minority shareholders. Among these changes, the shareholders approved amendments to our bylaws which formalize the existence of the Related Parties Transactions Committee.

As provided in our by-laws, the committee reviews any material transaction among TV Azteca and any related party or its major shareholders and is comprised of three Directors, two of whom must be independent directors. We anticipate that we will continue to engage in transactions with affiliates and that our current arrangements and any future renewals of these arrangements with our affiliates will receive a favorable review from the new committee.

The TV Azteca Indenture restricts TV Azteca’s ability to engage in transactions with affiliates.

TV Azteca Rights Transactions

Unefon

In October 2000, TV Azteca granted rights to acquire all of the shares of Unefon that it owns to the holders of all of TV Azteca’s outstanding shares and to certain other securities issuable upon the exercise of options granted by TV Azteca and certain shares that TV Azteca may sell in the future from its repurchase fund. The grant of the rights remains subject to the filing and effectiveness of a registration statement with the SEC that registers the Unefon shares underlying the rights and the receipt of all applicable regulatory and third party approvals, including approval by Nortel, the lender under one of Unefon’s finance agreements. The rights were granted to:

•	TV Azteca’s 8,964,706,897 shares that were outstanding as of October 19, 2000;

•	the 51,578,430 TV Azteca shares underlying TV Azteca’s employee stock options which were vested and exercisable as of February 1, 2001:

•	the 206,953,428 TV Azteca shares reserved for issuance as of October 19, 2000 under TV Azteca’s management stock option plan; and

•	TV Azteca’s 119,858,484 repurchase fund shares held in treasury as of October 19, 2000.

The aggregate exercise price for all Unefon shares subject to the rights is approximately US$177 million, all of which would be received by TV Azteca. The exercise price to be paid for one share of Series A stock of Unefon is US$0.151280667. Holders of rights attached to TV Azteca’s A shares are entitled to acquire 0.125226140 shares of Unefon’s Series A stock for each TV Azteca A Share they own. Holders of rights attached to TV Azteca’s CPOs (which are comprised of one ordinary, no par value, one A Share, one preferred D-A Share and one preferred D-L Share of TV Azteca) are entitled to acquire 0.37567819 shares of Unefon’s Series A Stock for each CPO they own. Holders of rights attached to TV Azteca’s ADSs (which are comprised of 16 TV Azteca CPOs) are entitled to acquire 6.010854704 shares of Unefon’s Series A Stock for each ADS they own.

The rights to acquire the Unefon shares do not trade separately from the TV Azteca shares and were exercisable only on December 11, 2002, unless the time of exercise is extended by TV Azteca or an acceleration event occurs. Any rights that are not exercised on the exercise date will expire and TV

Azteca will retain ownership of the Unefon shares underlying the rights. If, prior to December 11, 2002, or such later date to which the time of exercise is extended, the Board of Directors of TV Azteca approves a merger or consolidation of Unefon, a sale of all or substantially all of Unefon’s assets or a sale (by tender or otherwise) of at least a majority of Unefon’s shares or otherwise determines to accelerate the exercise of the rights, each a sale event, TV Azteca will notify its shareholders that a sale event is anticipated to occur and the rights will be exercisable in connection therewith for a period of time to be determined by TV Azteca. Any exercise of the rights in connection with a sale event will be conditioned on the consummation of the relevant sale event. If such sale event is consummated, any rights which were not exercised during the period designated by TV Azteca will expire and TV Azteca will retain ownership of the Unefon shares underlying the rights.

The Rights to acquire the Unefon shares expired on December 12, 2003. The conditions for public offering had not been complied with and they were therefore not exercised.

Cosmofrecuencias

TV Azteca also granted on a pro-rata basis to those TV Azteca shareholders to whom the rights to acquire the Unefon shares were granted, rights to purchase all of TV Azteca’s shares of Cosmofrecuencias, a Mexican corporation owned 50% by TV Azteca and 50% by a Mexican company wholly-owned by Moisés Saba Masri.

The aggregate exercise price of all of the Cosmofrecuencias shares subject to the rights is approximately US$32 million. The grant of the rights remains subject to the receipt of all applicable regulatory approvals. In addition, Cosmofrecuencias intends to register the underlying Cosmofrecuencias shares under the U.S. securities laws between October 19, 2004 and October 19, 2006. The rights do not trade separately from the TV Azteca shares and are exercisable only for a period of time to be determined by TV Azteca following the effectiveness of the registration of the underlying Cosmofrecuencias shares. Any rights that are not exercised during the exercise period designated by TV Azteca will expire, and TV Azteca will retain ownership of the Cosmofrecuencias shares underlying such rights. If, prior to the designation of the exercise period, the Board of Directors of TV Azteca approves a merger or consolidation of Cosmofrecuencias, a sale of all or substantially all of Cosmofrecuencias’ assets or a sale (by tender or otherwise) of at least a majority of Cosmofrecuencias’ outstanding shares or otherwise determines to accelerate the exercise of the rights, each a sale event, TV Azteca will notify its shareholders that a sale event is anticipated to occur and the rights will be exercisable in connection therewith for a period of time to be determined by TV Azteca. Any exercise of the rights during the exercise period designated by TV Azteca in connection with a sale event will be conditioned on the consummation of the relevant sale event. If such sale event is consummated, any rights which are not exercised during the exercise period designated by TV Azteca in connection with a sale event will expire, and TV Azteca will retain ownership of the shares underlying the rights.

Moreover, at the Extraordinary Stockholders’ Meeting held on December 19, 2003, the stockholders decided to cancel the call option on the Cosmofrecuencias shares.

Loans Between Azteca Holdings and TV Azteca

From time to time TV Azteca advances funds to Azteca Holdings. In 2002 and 2003, the aggregate amount of these advances equaled Ps.138 million and Ps.186 million (US$16.6 million), respectively. As of May 31, 2004, the aggregate amount of these advances equaled Ps.145 million (US$12.7 million). These advances are repaid annually, with a nominal amount of interest, from dividends that Azteca Holdings receives from TV Azteca. Advances denominated in U.S. dollars accrue interest at a rate of 12% per annum. Advances denominated in pesos accrue interest at 1.5% per month plus the daily or monthly interest rates determined by the Mexican Central Bank and published in the Official Gazette of the Federation of Mexico.

Loans by TV Azteca to Ricardo B. Salinas Pliego and His Affiliates

In December 2000, TV Azteca made three unsecured loans to Ricardo B. Salinas Pliego for an aggregate amount of US$2.7 million, each with a term of one year and an annual interest rate of 12%. In December 2000, Azteca Holdings purchased two of these loans in the aggregate amount of US$1.37 million. In December 2001, Azteca Holdings sold these two loans back to TV Azteca. The maturity date of all three loans was extended to December 23, 2002. The full amounts outstanding under these three loans were repaid on December 23, 2002.

In December 1999, TV Azteca made two one-year unsecured loans in the aggregate amount of US$286,000 to Corporación RBS, with an annual interest rate of 12%. TV Azteca extended the repayment of the principal and accrued interest amounts of these loans until December 2002. At the time of the extension, the aggregate amount of the interest and principal owing under the loan was US$326,125. The full amounts outstanding under these two loans, were repaid on December 27, 2002.

Agreements Between TV Azteca and Unefon

In May 1998, TV Azteca signed a building rental agreement with Operadora Unefon, S.A. de C.V, a wholly-owned subsidiary of Unefon for a ten year term, commencing June 1998, with a one-time right to renew for an additional ten years upon notice of at least 180 days prior to expiration. The rent under the lease is Ps.2 million a month, payable in advance each month. During the years ended December 31, 2003 and 2002, the aggregate rental income received by TV Azteca amounted to Ps.27 million and Ps.27 million, respectively.

In June 1998, TV Azteca and Unefon entered into an advertising agreement (“Unefon Advertising Agreement”) which was modified. Under this Agreement, Unefon is entitled to the broadcast of commercial spots in Channels 7 and 13 and their national networks as well as any other over-the-air channels directly or indirectly operated or commercialized by TV Azteca, through its affiliates or subsidiaries, for a total amount of 120,000 GRPs (“Gross Rating Point-minuto”, are the number of rating points obtained in the broadcast of 60 second commercial spots or the proportional part thereof) during a 10-year mandatory term for both parties.

Unefon may utilize during each year up to 35,000 GRPs in accordance with a request of use of time (insertion order) with dates and schedules for airing, submitted in advance to the Company.

Unefon agreed to use 100% of the GRPs during such 10-year term. Otherwise, the balance in its favor shall be automatically cancelled without liability for TV Azteca. Unefon shall pay to TV Azteca the amount of US$200 million for the above mentioned advertising services as consumed. Unefon shall pay quarterly 3% on the total annual sales of Unefon up to the total amount of the consideration. Until December 31, 2002, TV Azteca recognized the revenues under this Agreement as the GRPs were consumed, based on the rate established in the agreement, which established less expensive GRPs initially and more expensive GRPs towards the end. In January 2003, TV Azteca and Unefon amended the original agreement. Under the terms of the amended agreement, TV Azteca is recording the income for this agreement based on the GRPs used, valued at a price of 3% of the net sales of Unefon and up to a US$200 million which resulted in an increase of net sales of Ps.21 million (US$1.9 million) for the year ended on December 31, 2003 for the total amount of GRPs used until such date. All other terms of the agreement were not amended. In the original agreement it was established that Unefon would commence payment for the advertising agreement from the third year of its duration and would pay interest on unpaid broadcasted advertising based on the weighing average cost (costo porcentual promedio) plus 3 points. However, during 2001, Unefon and TV Azteca agreed that the payments corresponding to 2000, 2001 and 2002 were to be made in four equal semiannual payments during 2003 and 2004, at an interest rate of 12%. As of 2003, Unefon shall pay to TV Azteca as the advertising services are aired; however, as of December 31, 2003 and 2002, the amount pending payment amounts to US$9.1 million and US$15.7 million (including interests), respectively.

TV Azteca’s right to receive payments from Unefon under such agreement was subject to compliance with Unefon’s payment obligations with Nortel.

In December 2000, TV Azteca and Moisés Saba Masri, as principal shareholders of Unefon, agreed, jointly and severally, to provide Unefon up to US$35.0 million to pay Nortel in the event Unefon was unable to meet is financial obligation in 2001 or 2002 under Unefon’s finance agreement with Nortel. Between April 30, 2002 and the settlement of the Nortel legal dispute discussed below, there were no events requiring TV Azteca or Moisés Saba Masri to meet such payment obligations.

In July 2001, each of TV Azteca and Moisés Saba Masri committed to provide a one-year credit guarantee to Unefon for up to US$80.0 million in order to support Unefon’s expected US$160.0 million capital requirements to increase the capacity of its network.

At December 31, 2002, TV Azteca had provided US$48 million of guarantees on behalf of Unefon. As of December 31, 2003, the outstanding balance of TV Azteca’s credit support to Unefon was US$39 million. The amount included US$19 million paid by TV Azteca to Unefon creditors in 2003, US$12 million of outstanding credit guarantees in favor of Unefon with a Mexican Bank and US$8 million of interest and guarantee fees. After payment of Unefon on March 10, 2004, the remaining debt from Unefon to TV Azteca under the credit agreement was US$10 million. TV Azteca has been released from any outstanding contingent liability related to the credit support agreement.

On March 10, 2004, Unefon paid to TV Azteca US$17.0 million, after the amount of Unefon’s indebtedness at such time was US$10 million at such time, including US$8.0 million of interests and guarantee fees.

For more reference on the description of the transactions between Unefon and Nortel, see “The Company-Description of the Business, Judicial Administrative or Arbitral Proceedings”.

Cellular telephone services Unefon

During 2003, Unefon provided cellular telephone and fixed telephone services to TV Azteca for a total amount of Ps.$24,209,562.46.

Agreements Between TV Azteca and Todito

In connection with its acquisition of 50% of the capital stock of Todito, TV Azteca entered into a five year service agreement with Todito. The service agreement consists of advertising time on TV Azteca’s networks, the use of TV Azteca’s content on Todito’s web site and the use of TV Azteca’s sales force to promote Todito. The three components of the service agreement were valued at US$45.0 million, US$50.0 million and US$5.0 million, respectively, at the time of signing. Under the service agreement, TV Azteca agreed to provide Todito with advertising on its Azteca 7 and Azteca 13 networks totaling an aggregate of 78,000 GRPs. The GRPs contemplated by the agreement equal the number of commercial rating points obtained in a 60 second transmission of commercial messages. Todito has the right to use up to 30% of the advertising granted under the service agreement during the network’s prime-time hours. TV Azteca also granted Todito the exclusive right to distribute over the Internet TV Azteca’s internally produced programming during the term of the service agreement.

TV Azteca has also signed a five-year hosting agreement with Todito, in February 2000. Under this agreement, TV Azteca has agreed to place a Todito navigation bar at the top of all pages of TV Azteca’s web site, www.tvazteca.com.mx, which is intended to direct tvazteca.com.mx visitors to Todito’s content and commerce options. TV Azteca has also agreed that tvazteca.com.mx will be subsumed within Todito, such that all visitors to tvazteca.com.mx will actually be navigating within Todito. Todito will also have the right to commercialize advertising space on TV Azteca’s website. In exchange for the placement of its navigation bar on tvazteca.com.mx and the right to sell

tvazteca.com.mx advertising space, Todito has agreed to place TV Azteca’s navigation bar on todito.com and to provide technical support to TV Azteca with regard to the hosting of tvazteca.com.mx within Todito.

There are no formal termination provisions under TV Azteca’s agreements with Todito. The parties agreed that the agreements will be effective five years from its execution. Under Mexican law, any party is entitled to terminate an agreement by filing a legal claim before courts. If the other party breaches its obligations under such agreement, the non-breaching party is entitled to make a claim for damages and losses, regardless of whether the agreement provided any termination provision.

In 2003 and 2002, TV Azteca’s sales force offered its customers the inventory of banners and other advertising services through the todito.com webpage. TV Azteca charges for the banners and advertising services sold, and in exchange for that service it receives and records a 20% commission on sales. During the years ended December 31, 2003 and 2002, commission income on sales pertaining to these services amounted to Ps.7.0 million and Ps.20 million, respectively.

In December 2003, TV Azteca and Todito signed an agreement for these services amounting to Ps.210 million, for a period of 20 months as from the date of signature. The 20% commission will be recorded in income as services are rendered.

Also, TV Azteca and a non-related party signed an agreement in November 2003 for the purchase of “Todito” banners to be subsequently sold to TV Azteca’s customers. The agreement amounts to Ps.140 million for a three-year term, effective upon signing the agreement. For the year ended December 31, 2003, TV Azteca had used Ps.47.0 million of that agreement, which were charged to income of the year.

Todito Reimbursement

In April 2003, Todito’s shareholders resolved in its shareholders meeting to make a premium reimbursement in the issuance of shares of $68 million ($66 million face value) of which 34 million were received by TV Azteca as shareholder of Todito.

Agreements with Atlético Morelia

During the year 2003, TV Azteca broadcasted the soccer matches of the Club Atlético Morelia for the summer 2003 and winter 2003 tournaments. The amount that TV Azteca paid to Club Atlético Morelia for the transmission rights was of $39 million.

Loans Granted by Alternativas Cotsa to TV Azteca

On March, 28 2003, Alternativas Cotsa loaned the amount of US$317,000.00 to TV Azteca at an annual interest rate of 3.4325%. The loan was renewed on March 29, 2004 and expires on March 28, 2005 expiration date.

On September 18, 2003, Alternativas Cotsa loaned the amount of $2 million to TV Azteca at a monthly rate of 2.5% plus TIIE with an expiration date of December 29, 2003. Such loan was paid in its entirety on December 30, 2003.

Loans Granted by Inmobiliaria Cotsa to TV Azteca

On August 28, 2003, Inmobiliaria Cotsa made various loans to TV Azteca for the total amount of $20 million, at a monthly rate of 2.5% plus TIIE. Such loans were fully paid on December 30, 2004.

Agreement Between TV Azteca and Grupo Elektra

On March 25, 1996 TV Azteca entered into a Television Advertising Time Agreement (the “Unsold Airtime Agreement”) with Elektra. Under the Unsold Airtime Agreement, TV Azteca agreed to air not less than 300 commercial spots per week for a period of 10 years, each spot with an average duration of 20 seconds, totaling 5,200 minutes each year in otherwise unsold airtime. In exchange for such television advertising time, Elektra agreed to pay TV Azteca US$1.5 million each year, payable in advance each year. TV Azteca may not terminate the Unsold Airtime Agreement. However, Elektra may terminate the Unsold Airtime Agreement at any time upon at least 90 days’ notice. Elektra’s rights under the Unsold Airtime Agreement may be transferred to third parties. For the years ended December 31, 2001, 2002 and 2003, we recorded advertising receivables of Ps.18 million (US$1.6 million), Ps.15 million (US$1.3 million) and Ps.17 million (US$1.5 million), respectively, under this agreement.

On December 22, 1998, we entered into a one year Television Advertising Time Agreement with Elektra (the “Prime Airtime Agreement”). Under the Prime Airtime Agreement, we agreed to air commercial spots for Elektra at discounted rates based on the gross rating points assigned to the airtime chosen by us for each commercial spot. At least 60% of the commercial spots must be aired on “stellar” airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) must be aired on “prime” airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired on airtime other than from 7:00 p.m. to midnight. Under the Prime Airtime Agreement, Elektra determines each year how much airtime to purchase from us for that particular year. In 2002 and 2003, Elektra did not purchase any airtime under this agreement. The Prime Airtime Agreement was renewed for a term of four years. The Prime Airtime Agreement may not be terminated by Elektra, but may be terminated at any time by us upon at least 15 business days’ notice. Elektra’s rights under the Prime Airtime Agreement may not be transferred to third parties.

Since 2000, we have entered into additional advertising agreements with Elektra, pursuant to which TV Azteca will air commercial spots for Elektra at rates based on the rating points assigned per program on TV Azteca’s Channel 7 and Channel 13. Elektra has paid TV Azteca under these agreements approximately Ps.58.3 million for 2001, Ps.65 million for 2002 and Ps.83 million (US$7.4 million) for 2003.

Agreements Between TV Azteca and Alta Empresa

In December 2001, TV Azteca and Alta Empresa entered into an agreement for purposes of marketing and selling TV Azteca’s programming throughout the world, excluding Mexico. Pursuant to this agreement, TV Azteca agreed to contribute its programming and Alta Empresa agreed to manage all of the activities involved in the marketing and selling of TV Azteca’s programming outside of Mexico. Initially, Alta Empresa may only market and sell TV Azteca’s programming in the U.S., which it is currently doing through an agreement with Azteca International. The agreement between TV Azteca and Alta Empresa has an initial term of 30 years, which may be terminated at any time by TV Azteca and Alta Empresa. Based upon their relative contributions, TV Azteca is entitled to 99% of the net profits derived from the marketing and sale of its programming outside of Mexico and Alta Empresa is entitled to the remaining one percent.

Agreement Between TV Azteca and Biper

In September 2001, TV Azteca entered into an advertising agreement with Biper covering the period from January 1, 2002 through December 31, 2002. Under this agreement, Biper had the right to receive advertising in 2002 on the Azteca 7 or 13 networks. In exchange for the advertising time, Biper paid Ps.20 million (nominal) (US$2.1 million) (nominal) to TV Azteca.

On January 8, 2003, TV Azteca entered into an advertising agreement with Biper, S.A. de C.V. (“Biper”) for Ps.37 million (nominal). Pursuant to the agreement, Biper has the right to air advertising spots on Channel 7 and Channel 13 and their national networks from January 8, 2003 to January 7, 2005. Biper’s right under the agreement may be assigned to third parties.

In 2003, the telecommunications services rendered by Biper to us were for the amount of Ps.2 million (US$178,000).

Loans Granted by TV Azteca to Movil Access

On January 1st., 2003, TV Azteca loaned the amount of $1 million to Móvil Access at an annual rate of 9.09%. The loan was renewed on July 20, 2003 and expires on July 19, 2004.

On March 29, 2003, TV Azteca made two loans to Móvil Access for the total amount of US$110,074 at an annual rate of 12%. Both loans were renewed on March 30, 2004 and expire on March 29, 2005.

Agreement Between TV Azteca and Dataflux

TV Azteca entered into a television advertising time agreement with Dataflux, effective September 30, 1996. Dataflux is controlled by Guillermo E. Salinas Pliego, the brother of the Chairman of the Board of TV Azteca, Ricardo B. Salinas Pliego. Under the terms of this agreement, Dataflux or any of its subsidiaries has the right to 480 advertising spots per month on the Azteca 7 and 13 networks for a period of 10 years, each spot with 30 seconds average duration, totaling 2,880 minutes each year, but only in otherwise unsold airtime. In exchange for the advertising time, Dataflux has agreed to pay TV Azteca US$830,770 annually, payable in advance each year. The agreement may not be terminated by TV Azteca; however, it may be terminated by Dataflux at any time upon at least 90 days’ notice.

In December 1996, TV Azteca entered into stock option agreements with two of Dataflux’s principal shareholders, Alberto Hinojosa Canales and Guillermo E. Salinas Pliego. Under the terms of the stock option agreements, Mr. Hinojosa Canales and Mr. Guillermo E. Salinas Pliego together had the option to purchase all of TV Azteca’s Dataflux stock, representing a 20% equity interest in Dataflux. These options, which expired on November 30, 1998, had an aggregate exercise price of US$20.0 million if exercised on or before November 30, 1997, with the exercise price increasing until expiration according to interest schedules in the stock option agreements. Effective as of April 1, 1997, Mr. Guillermo E. Salinas Pliego and Mr. Hinojosa Canales, through Datacapital, S.A. de C.V. (“Datacapital”), a holding company, exercised these options with respect to approximately 87.5% of the 20% equity interest in Dataflux that was subject to these options, and agreed to pay to TV Azteca Ps.139.4 million (nominal). Datacapital agreed to pay amounts owed by it by providing TV Azteca with computer equipment by December 31, 2000. At December 31, 2003, Ps.46 million of this amount remained outstanding. The parties are currently in negotiations regarding the remaining amounts owed to TV Azteca.

Agreement between TV Azteca and Publimax, S.A. de C.V.

In July 4th, 2002, the subsidiaries of Dataflux, Publimax, S.A. de C.V. (“Publimax”) and Súper Espectáculos, S.A. de C.V. (“Super Espectáculos”) entered into an Agreement with Banco Nacional de México, S.A., member of Grupo Financiero Banamex (“Banamex”) and with TV Azteca, by means of which TV Azteca paid with advertising worth US$2 millions to a Banamex certain indebtedness of Publimax with Banamex existing at such date. As a consideration for the payment by TV Azteca to Banamex on behalf of Publimax, the latter transferred in property to TV Azteca 20% of the shares of capital stock of Super Espectáculos, which is the owner of, and operates, the property known as “Arena Monterrey” in the city of Monterrey, Nuevo León, México.

Agreement Between TV Azteca and Productora de Medios

TV Azteca entered into a television advertising time agreement with Productora de Medios, a former wholly-owned subsidiary of Grupo COTSA, under which Grupo COTSA or any of Grupo COTSA’s subsidiaries has the right to 42 advertising spots per week on the Azteca 7 or 13 networks for a period of 10 years commencing September 30, 1996. Each spot has an average duration of 20 seconds, totaling 728 minutes each year, but only in otherwise unsold airtime. In exchange for the advertising time, Productora de Medios agreed to pay TV Azteca US$210,000 each year. The agreement may not be terminated by either party without the consent of the other party.

On November 15, 2001, Productora de Medios sold the advertising minutes under the television advertising time agreement to four non-related parties in return for US$24.0 million, which is to be paid to Cine Alternativo, an affiliate of Productora de Medios that acts as its depositary for the payments. Of this amount, approximately US$12.1 million was paid in December 2001, US$5.6 million in June 2002 and US$6.3 million in December 2002.

In December 2001, Cine Alternativo and Productora de Medios were merged into Azteca Holdings.

Agreements Between TV Azteca and Banco Azteca

Banco Azteca entered into four Television Advertising Agreements dated October 8, 2003, December 9, 2003 and March 11, 2004, respectively, with Red Azteca for the promotion of Banco Azteca products and services on Channel 7 and Channel 13.

On May 25, 2004, TV Azteca obtained a Ps.170 million unsecured line of credit from Banco Azteca, S.A. (for short-term debt amortization purposes). The credit line accrues interest at a rate of TIIE plus 2% per year, payable monthly beginning June 23, 2004. This line is renewable every three months for a total period of one year and could be prepaid on any of the interest payment dates without a penalty.

Agreements Between TV Azteca and ATC

John Michael Gearon Jr., a director of TV Azteca since February 2000, serves as President and a director of American Tower International Corporation.

In February 2000, TV Azteca, together with its subsidiary, Television Azteca, entered into the Tower Agreement with a Mexican subsidiary of ATC regarding space not used by TV Azteca in its operations. This agreement, which was approved by the SCT, covers up to 190 of TV Azteca’s broadcast transmission towers. In consideration for the payment of a US$1.5 million annual fee and for a loan of up to US$119.8 million under the ATC Long-Term Credit Facility, TV Azteca granted ATC the right to market and lease TV Azteca’s unused tower space to third parties (including affiliates of TV Azteca) and to collect for ATC’s account all revenue related thereto. TV Azteca retains full title to the towers and remains responsible for the operation and maintenance thereof. After the expiration of the initial 20 year term of the ATC Long-Term Credit Facility, TV Azteca has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to ATC’s marketing and leasing rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Credit Facility.

In February 2000, TV Azteca entered into the ATC Long-Term Credit Facility for up to US$119.8 million. The ATC Long-Term Credit Facility is comprised of a US$91.8 million unsecured term loan and a US$28.0 million term loan secured by certain of TV Azteca’s real estate properties. The interest rate on each of the loans was 12.877% per year and currently is 13.109% per year. The initial term of the US$91.8 million unsecured term loan is 20 years, which may be extended up to an additional 50 years, so long as the Tower Agreement remains in effect. The US$28.0 million secured term loan currently matures in February 2004, but may be renewed annually for successive one-year periods so long as the Tower Agreement remains in effect.

Agreement Between TV Azteca and Teleactivos

On March 1, 2002, TV Azteca and Teleactivos, S.A. de C.V. (Teleactivos), a Biper subsidiary, signed an agreement for an indefinite period under which Teleactivos provides the service of controlling and identifying telephone calls by means of the 01900 service for viewers taking part in the contests arranged by TV Azteca. Of that service income, minus the costs involved in rendering the service (net profit), TV Azteca recognizes 51% and Teleactivos the remaining 49%. On January 1, 2003, the agreement was amended so that as from that date TV Azteca receives 30% of the net profit in that operation, and Teleactivos receives the remaining 70%. For the years ended December 31, 2003 and 2002, net income arising from this agreement was Ps.60 million and Ps.79 million, respectively.

For the years ended December 31, 2003 and 2002, payments to Teleactivos under this agreement amounted to Ps.150 million and Ps.42 million, respectively.

Advertising Agreement (Iusacell)

On July 1, 2003, TV Azteca signed an advertising agreement with an unrelated third party, under which TV Azteca renders advertising services to Grupo Iusacell, S.A. de C.V. (“Iusacell”), a related party. The agreement comprises the period from July 1, 2003 to December 31, 2004. For the year ended December 31, 2002, Ps.20 million (US$1.8 million) in advertising services were rendered under this agreement under this agreement.

Iusacell Cellular Telephone Services

During 2003, Iusacell provided TV Azteca with cellular telephone services for a total amount of Ps.$1,547,223.12.

Donations

In the years ended December 31, 2001, 2002 and 2003, TV Azteca made donations to Fundación TV Azteca, A.C., a related party, in the amounts of Ps.123 million, Ps.112 million and Ps.103 million, respectively. The related party has permission from the tax authorities to collect donations and issue the corresponding tax-deductible receipts.

Additional Related Party Loans

From April to June 2002, TV Azteca made loans to its principal directors and high-level officers, subject to 16% and 13% annual interest, which mature in December 2004. In the years ended December 31, 2003 and 2002, the balance of those loans was Ps.234 million (US$20.8 million) and Ps.244 million (US$21.7 million), respectively, of which, Ps.155 million (US$13.8 million) had been collected at March 31, 2004. The balance at May 31, 2004 amounted to Ps.78 million (US$6.9 million).

In April 2000, TV Azteca made an unsecured loan in the principal amount of US$1.4 million with an annual interest rate of 10.63% to Adrian Steckel Pflaum, who was one of Azteca Holdings’ directors at the time and is Unefon’s Chief Executive Officer. The full amount outstanding under this loan was repaid on December 31, 2002.

In June 1998, TV Azteca made an unsecured loan in the principal amount of US$470,000 with an annual interest rate of 12% to Francisco X. Borrego, one of TV Azteca’s executive officers. This loan was repaid in December 2002.

c) Directors and Shareholders

Directors

TV Azteca’s by-laws provide that the Board of Directors will be elected by holders of TV Azteca’s shares as follows: holders of the A Shares will be entitled to elect at least seventy percent of TV Azteca’s directors and each holder of ten percent of TV Azteca’s limited-vote capital stock (D-A Shares and D-L Shares, and after conversion, the L Shares) is entitled to elect one of TV Azteca’s directors. All directors serve a term of one year. The current term of each director will expire on April 15, 2005.

The following table lists each director of TV Azteca, his age at May 31, 2004, and his positions with TV Azteca and year of appointment to the Board of Directors.

NAME	AGE	POSITION	DIRECTOR SINCE
*Ricardo Benjamin Salinas Pliego[1]	48	Chairman of the Board	1993
*Pedro Padilla Longoria	38	Director; Chief Executive Officer	1993
Guillermo E. Salinas Pliego[1]	44	Director	1998
*Mario San Román Flores	45	Director	2004
*Luis Jorge Echarte Fernández	59	Director	1999
*Joaquin Arrangoiz Orvañanos	47	Director	1998
*Francisco X. Borrego Hinojosa Linage	39	Director	2004
Francisco Murguía Diaz	56	Director	2004
J. Michael Gearon	39	Director	2000
James R. Jones[2]	65	Director	2001
Gene F. Jankowski[2]	70	Director	2001
Michael Viner	60	Director	2001
Sergio Gutierrez Muguerza	53	Director	2000

*	Alternate Directors for these persons: Jorge Mendoza Garza y Martín Luna Ortigoza
[1]	Ricardo B. Salinas Pliego and Guillermo E. Salinas Pliego are brothers.
[2]	Mr. Jankowski resigned on May 6, 2004 and Mr. Jones resigned on May 7, 2004. Such resignations will be effective upon approval of TV Azteca shareholders at the next shareholder’s meeting.

The following provides biographical information about the directors of TV Azteca.

Ricardo Benjamin Salinas Pliego. Mr. Salinas Pliego has been Chairman of the Board of TV Azteca since 1993, Chairman of the Board of Grupo Elektra since 1993, director of Unefon since 1999 and President of Unefon since 1998. Mr. Salinas Pliego also serves on the Board of Directors of numerous other Mexican companies including Azteca Holdings, Dataflux, Biper, Cosmofrecuencias, Todito and Salinas y Rocha. Mr. Salinas Pliego received a degree in accounting from the Instituto Tecnológico de Estudios Superiores de Monterrey and received an MBA from the Freeman School of Business at Tulane University.

Pedro Padilla Longoria. Mr. Padilla has served as a director of TV Azteca since 1993. Mr. Padilla has been Chief Executive Officer of TV Azteca since October 2001. Mr. Padilla also serves on the Board of Directors of Azteca Holdings, Grupo Elektra, Biper, Unefon and Cosmofrecuencias. Mr. Padilla received a degree in law from the Universidad Nacional Autónoma de México.

Guillermo E. Salinas Pliego. Mr. Salinas has served as director of TV Azteca since 1998. Mr. Salinas founded Todito in 1999. He also co-founded Dataflux and has been its President since 1982. He also sits on the Board of Directors of Grupo Elektra. Mr. Salinas is a Certified Public Accountant, holding an undergraduate degree in accounting from the Instituto Tecnológico de Estudios Superiores de Monterrey in Monterrey, Mexico.

Mario San Román Flores. Mr. San Román has been Chief Operating Officer of TV Azteca since 2002. Mr. San Román previously served as Marketing Vice President from August 1998 to March 1999, as Director of Azteca 13 from March 1999 to June 2000 and as General Director of Channels from June 2000 to 2002. Mr. San Román received a bachelor’s degree in communication sciences from the Universidad Iberoamericana.

Luis Jorge Echarte Fernandez. Mr. Echarte has served as a director of TV Azteca since November 1999. Prior to joining TV Azteca, he was Grupo Elektra’s Chief Financial Officer. He joined Grupo Elektra in 1994. Mr. Echarte also serves as Chief Executive Officer of Azteca International and on the Board of Directors of Biper, Elektra, Azteca International Corporation and Foamex International Inc. Mr. Echarte holds undergraduate degrees from Memphis State University and the University of Florida and has completed the Executive Management Program at Stanford University.

Joaquin Arrangoiz Orvañanos. Mr. Arrangoiz has served as a director of TV Azteca since 1998 and Co-General Director of Sales of TV Azteca since 1993. Mr. Arrangoiz received a degree in administration from Anahuac University.

Francisco X. Borrego Hinojosa Linage. Mr. Borrego has served as the General Counsel and Legal Director of TV Azteca since August 1993. Mr. Borrego also serves on the Board of Directors of Azteca Holdings. Mr. Borrego received a degree in law from the Escuela Libre de Derecho.

Francisco Murguía Diaz. Mr. Murguía has served as a director of TV Azteca since April 2004. Mr. Murguía is a leading producer of commercial and short-length films in Latin America, and has served as President of the Mexican Association of Film Makers, the National Counsel of Advertising and the Mexican Association of Advertising.

J. Michael Gearon, Jr. Mr. Gearon has served as a director of TV Azteca since February 2000. Mr. Gearon has served as President and has been a director of American Tower International Corporation, a wireless communications and broadcast infrastructure company, since its merger with Gearon & Co., Inc. on January 22, 1998. Mr. Gearon received a bachelor’s degree in inter-disciplinary studies from Georgia State University.

James R. Jones. Mr. Jones has served as a director of TV Azteca since February 2000. He currently serves on the boards of directors of several public companies, including Anheuser Busch, Keyspan Energy Corporation, Kansas City Southern Industries, Grupo Modelo and Corporacion San Luis Rassini. Since 2001, he has served as Chief Executive Officer of Manatt Jones Global Strategies, a law and business consulting company and affiliate of Manatt, Phelps & Phillips that represented Azteca International on certain intellectual property matters in the year ended December 31, 2002. He was the U.S. Ambassador to Mexico from 1993 to 1997, served as Chairman and Chief Executive Officer of the American Stock Exchange from 1989 to 1993 and was President of Warnaco Inc. International, an apparel company, from 1997 to 1998. Mr. Jones received a bachelor’s degree from the University of Oklahoma and an LLB from Georgetown Law School.

Gene F. Jankowski. Mr. Jankowski has served as a director of TV Azteca since May 2001. Mr. Jankowski has served as Advising Managing Director of Veronis Suhler, a New York based media investment bank, and director and Chairman of the Board of Trans-Lux Corp., a data provider company, since 1994. Mr. Jankowski received a bachelor’s degree from Canisius College and a master’s degree from Michigan State University.

Michael A. Viner. Mr. Viner has served as a director of TV Azteca since July 2001. Mr. Viner is President of New Millennium Entertainment Co., a production company based in Beverly Hills, California, and has served in this capacity since 1981. Mr. Viner attended Harvard University and Georgetown University.

Sergio Gutierrez Muguerza. Mr. Gutierrez has served as a director of TV Azteca since February 2000. He has served as the Chief Executive Officer of Deacero, S.A., a steel and wire company, since 1981. Mr. Gutierrez has also served as a director of Allpek, S.A. de C.V., a petrochemical company, and ING Commercial America, an insurance company, since 1997. Mr. Gutierrez received a degree in industrial engineering from Purdue University.

Employment Agreements

None of the directors or officers are party to any agreements with TV Azteca or any of its subsidiaries providing for benefits upon termination of employment.

Board Practices

The September 4, 2001 general extraordinary shareholders’ meeting of TV Azteca amended the by-laws of TV Azteca to incorporate changes mandated by Mexico’s new Securities Market Law. Among other things, these amendments entitle holders of ten percent of TV Azteca’s limited-vote capital stock to designate one director.

These amendments also established that at least 25 percent of the Board of Directors of TV Azteca would be independent. Messrs. Gene F. Jankowski, James R. Jones, J. Michael Gearon, Jr., Sergio Gutierrez Muguerza, Francisco Murguia and Michael A. Viner are TV Azteca’s current independent directors. (See Note related to the resignations of James Jones and Gene Jankowski from the Board of Directors from “Management – Directors and Shareholders”).

TV Azteca’s bylaws were previously amended in November 1999 to reflect comprehensive changes in TV Azteca’s corporate governance procedures. Among other things, these amendments authorized the Board to create committees to be comprised of at least three Directors, a majority of whom must be independent. In February 2000, the Board of Directors formed committees covering each of the following matters: related party transactions, capital transactions, audit and compensation.

The committees of the Board of Directors are designated by the Board of Directors and serve the following functions, which are governed by the by-laws of TV Azteca:

•	The Related Party Transactions Committee reviews any material transaction with a related party of TV Azteca or its controlling shareholder. The members of the Related Party Transactions Committee are J. Michael Gearon, Jr., Gene F. Jankowski and Mario San Román. (See Note related to the resignation of Gene F. Jankowski from “Management – Directors and Shareholders”).

•	The Capital Transactions Committee reviews any material investments of TV Azteca made outside the ordinary course of business or not included in the annual budget and, with regard to such investments, evaluates opportunities and business risks. The members of the Capital Transactions Committee are Sergio Gutierrez Muguerza, Michael Viner and Joaquin Arrangoiz Orvañanos.

•	The Audit Committee reviews TV Azteca’s accounting procedures and choice of independent auditor, and reviews material Related Party Transactions. The Audit Committee also reviews TV Azteca’s financial reporting procedures and internal financial control systems, as well as the activities and independence of independent auditors. The independent auditor is required to attend these meetings, and has access, if required, to outside accounting and legal counsel, at the expense of TV Azteca. The Audit Committee must submit a report of its activities at the Annual Shareholders Meeting. The members of the Audit Committee are J. Michael Gearon, Jr., Gene F. Jankowski and Mario San Román. (Note that J. Michael Gearon, Jr. resigned from the Audit Committee on May 6, 2004.) (See Note related to the resignation of Gene F. Jankowski from the Board of Directors from “Management – Directors and Shareholders”).

•	The Compensation Committee reviews and makes recommendations to the Board of Directors with regard to the compensation, including incentives and bonuses, of senior executive officers of TV Azteca. The members of the Compensation Committee are James R. Jones, Sergio Gutierrez Muguerza and Joaquin Arrangoiz. (See Note related to the resignation of James R. Jones from the Board of Director from “Management –Directors and Shareholders”).

•	All committees are composed of three members, of which two are independent. The committees usually meet quarterly before each Board of Directors meeting. All transactions reviewed by any of the committees must, under Mexican law, be submitted for approval of the Board of Directors and they are detailed in this year’s 20-F.

Statutory Auditor

In addition to the Board of Directors, TV Azteca’s by-laws provide for an independent statutory auditor elected at the ordinary general meeting of shareholders and, if determined at such meeting, an alternate statutory auditor. According to the by-laws, holders of 10 percent of the capital stock of TV Azteca regardless of the type of shares owned, may name a statutory auditor for TV Azteca. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of a company and the presentation of a report of such examination at the annual ordinary general meeting of shareholders. The statutory auditor is required to attend all committee, Board of Directors and shareholder meetings of TV Azteca. TV Azteca currently has one statutory auditor, Luis Moiron Llosa, and one alternate statutory auditor, Franciso Javier Soni. Both are partners of PricewaterhouseCoopers.

Executive Officers

The following table lists each executive officer of TV Azteca, his age at May 31, 2004, his current position and year of appointment as an executive officer (with TV Azteca or its predecessor entities).

NAME	AGE	CURRENT POSITION	EXECUTIVE OFFICER SINCE
Pedro Padilla Longoria	38	Chief Executive Officer	2001
Carlos Hesles Flores	38	Chief Financial Officer	2002
Mario San Román Flores	45	Chief Operating Officer	2002
Francisco X. Borrego	39	General Counsel and Legal Director	1993
Jose Ramon Fernandez Alvarez	58	General Director of Sports	1993
Martin Luna Ortigoza	41	General Director of Estudios Azteca	1995
Guillermo Pelegrin Alegret Pla	44	General Director of Channels	2003
Joaquin Arrangoiz Orvañanos	47	Co-Director of Sales	1997
Carlos Díaz Alonso	38	General Director of Sales	2004
Jorge Mendoza Garza	52	General Director of Information and Public Affairs	1994
Ricardo Benjamin Salinas Pliego	48	Chairman	1993

The following provides biographical information about the executive officers of TV Azteca. See “Management - Directors and Shareholders” for biographical information with respect to Ricardo Benjamin Salinas Pliego, Joaquin Arrangoiz, Pedro Padilla, Francisco Borrego and Mario San Román.

Carlos Hesles Flores. Mr. Hesles has served as the Chief Financial Officer of TV Azteca since 2002. Mr. Hesles received a bachelor’s degree in public accounting with a specialization in finance from the Instituto Tecnológico Autónomo de México.

Jose Ramon Fernandez Alvarez. Mr. Fernandez has been General Director of Sports for TV Azteca since September 1993. Mr. Fernandez received a degree in business administration from the Universidad Autónoma de Puebla, a masters in public administration from the Universidad Nacional Autónoma de México and a masters in Spanish literature from the Universidad de Oviedo, Espana.

Martin Luna Ortigoza. Mr. Luna has been General Director of Estudios Azteca since April 2001. Mr. Luna, who has been an officer of TV Azteca since 1995, previously served as General Director of Channels and Production, Executive President of Content, Executive President of Azteca 13 and General Director of Estudios Azteca. Mr. Luna received a bachelor’s degree in economics from the Universidad Nacional Autónoma de México.

Guillermo Pelegrin Alegret Pla. Mr. Alegret has been General Director of Channels since 2003. Mr. Alegret previously served as an officer of TV Azteca since 1998 in the positions of Director of Product Integration and Marketing Services General Director. Mr. Alegret has a bachelor’s degree in business administration from Universidad Iberoamérica.

Carlos Díaz Alonso. Mr. Díaz has served as General Director of Sales of TV Azteca since 2004. Mr. Díaz received a bachelor’s degree in business administration from the Universidad Anahuac.

Jorge Mendoza Garza. Mr. Mendoza has been General Director of Information and Public Affairs of TV Azteca since 1993. Mr. Mendoza received a bachelor’s degree in law from the Universidad Nacional Autónoma de México, a masters degree in public management from the Instituto National de Administration Publique in Paris, France and a Doctorate in constitutional rights from the Universite de la Sorbonne.

Director and Officer Compensation

For the year ended December 31, 2003, the aggregate compensation paid by TV Azteca to its executive officers (a total of 11 persons) for services in all capacities was approximately Ps.57 million (US$5.1 million). During 2003, the directors of TV Azteca’s Board of Directors received annual compensation in the amount of US$325,000.

Employees

As of December 31, 2003, TV Azteca employed 4,228 employees. Of TV Azteca’s employees, 2,198 work in production (1,256 of whom were freelance employees), 1,039 perform administrative functions, 240 are managers or executive officers, 457 work in operations and 294 work in sales. Approximately 30% of TV Azteca’s new hires in 2003 were freelance employees.

Approximately 18% of TV Azteca’s permanent employees are represented by the television union, with a smaller number of employees represented by the artists’ union or the musicians’ union. Under Mexican law, the compensation terms of the agreements between TV Azteca and its union employees are subject to renegotiation on an annual basis. All other terms of the agreement are renegotiated every two years.

TV Azteca believes that its relations with its employees are good. TV Azteca has never been subject to a strike by its employees.

Share Ownership

With the exception of Ricardo B. Salinas Pliego, there are no directors or officers who beneficially own more than 1% of TV Azteca’s shares. At May 31, 2004 the directors and officers of TV Azteca, other than Mr. Salinas Pliego, beneficially owned an aggregate of 9.17 million CPOs, as well as options for 4,296,000 CPOs exercisable within 60 days. At May 31, 2004, the directors and officers of TV Azteca, other than Mr. Salinas Pliego, beneficially owned 0.04% of the share capital of TV Azteca in fully diluted basis. For information regarding beneficial ownership of TV Azteca’s shares by Mr. Salinas Pliego, (See “Management – Related Party Transaction and Conflicts of Interest”).

Option Plans

TV Azteca has reserved for issuance pursuant to employee stock options approximately 240 million CPOs (after giving effect to the 4-for-1 split of TV Azteca’s stock declared effective on April 22, 1998). In the fourth quarter of 1997, TV Azteca adopted employee stock option plans pursuant to which options were granted to all current permanent employees who were employed by TV Azteca as of December 31, 1996, with a more significant number of options being granted to TV Azteca’s senior management and key actors, presenters and creative personnel. The options, which relate to an aggregate of approximately 76 million CPOs, generally were granted in equal portions in respect of each employee’s first five years of employment with TV Azteca (whether prior to or after adoption of the plans). These options generally may be cancelled in the case of employment years after 1996 if TV Azteca’s operating profit before deducting depreciation and amortization in that year has not increased by at least 15% (excluding the effect of inflation) as compared to the previous fiscal year. An employee’s options in respect of any employment year generally become exercisable five years later, unless the employee is no longer employed by TV Azteca, in which case the options will be reassigned. The options expire on the fifth anniversary of the date on which they become exercisable.

Set forth below are the number of CPOs, the exercise prices and the expiration dates of all options outstanding (whether or not vested) as of May 31, 2004:

NUMBER OF CPOS	EXERCISE PRICES	EXPIRATION DATES
9,819,230	US$0.2900	1998-2008
8,977,620	US$0.2925	2003-2013
7,131,600	US$0.3225	2004-2014
5,251,200	US$0.3550	2005-2015
13,087,200	US$0.3900	2006-2016
2,000,000	US$0.5000	2001-2011

46,266,850

Included in these outstanding options, options relating to an aggregate of approximately 17,399,229 CPOs were held by TV Azteca’s directors and executive officers as a group.

Under Mexican GAAP, the granting of these options had no effect on TV Azteca’s results of operations, cash flow or financial condition.

Principal Shareholders

The tables “Share Market – Share Structure” below set forth information regarding those shareholders of TV Azteca that beneficially owned 5% or more of TV Azteca’s capital stock as of December 31, 2003. The majority shareholders own 100% of the A shares that are not included in the CPOs and control 45% of the outstanding CPOs. Since each CPO contains one A Share, the majority shareholders effectively control 45% of the aggregate outstanding A Shares. Under the terms of the CPO trust agreement, the CPO Trustee will exercise all voting rights relating to the A Shares or the D-A Shares represented by CPOs held by non-Eligible Mexican Holders in the same manner as the majority of the A Shares or the D-A Shares outstanding and held by Eligible Mexican Holders (directly or through the CPO Trust) are voted at the relevant meeting.

The only shares which have the benefit of full voting rights are A Shares, the majority (66.33%) of which are owned by Azteca Holdings, which is controlled by Ricardo Salinas Pliego and his affiliates. Minority shareholders hold A Shares, which have full voting rights and D-A Shares and D-L Shares, which are shares with limited voting rights. Holders of the D-A Shares and D-L Shares, which include the ADR Depositary which holds D-L Shares indirectly through the CPO Trustee, only have the right to vote on (i) the transformation of TV Azteca from one type of company to another, (ii) any merger of TV Azteca (including a merger in which TV Azteca is the surviving entity), (iii) extension of TV Azteca’s existence beyond 2092, (iv) dissolution of TV Azteca before 2092, (v) a change of TV Azteca’s corporate purposes and (vi) a change of TV Azteca’s corporate nationality. In all other cases, Ricardo Salinas Pliego and his affiliates, through Azteca Holdings, control the outcome of all other actions taken by TV Azteca.

d) By-laws and Other Agreements

By-laws

Set forth below is a brief description of certain significant provisions of TV Azteca’s bylaws. This description does not purport to be complete and is qualified by reference to TV Azteca’s bylaws, which have been filed as an exhibit to this registration statement.

Organization and Register

TV Azteca is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico. TV Azteca’s deed of incorporation was executed on June 2, 1993 and was registered in the Public Registry of Commerce in Mexico City on July 13, 1992 under the number 167346.

Purpose

Article 4 of the bylaws defines TV Azteca’s purpose as the promotion, incorporation, organization, exploitation and participation in the capital stock of all types of commercial companies, partnerships, associations or industrial, trading, services or any other type of company, both domestic and foreign, as well as participation in the administration or liquidation thereof, as well as other purposes related thereto.

Board of Directors

Management of TV Azteca is vested in its Board of Directors. According to the bylaws, the Board of Directors is to consist of a minimum of five and a maximum of twenty members. The Board of Directors is currently composed of 13 members. The Series A shareholders have the power to elect at least seventy percent of TV Azteca’s directors and each holder of ten percent of TV Azteca’s limited-vote capital stock (D-A Shares and D-L Shares, and after conversion, the L Shares) is entitled to elect one of TV Azteca’s directors. Of the directors appointed, 25 percent must be independent. Among other obligations, the directors are required to inform the Chairman and the Secretary of the Board of Directors of any conflict of interest and refrain from voting on matters related to such conflict and to use the resources of TV Azteca only for the benefit of TV Azteca and to define clear policies with regard to the use of our resources for personal purposes.

Compensation for TV Azteca directors must be approved by shareholder resolution. Individual directors have no power to change their own compensation or the compensation of their fellow directors.

TV Azteca’s organizational documents do not currently include any provisions concerning the borrowing powers of directors. Neither Mexican law nor TV Azteca’s By-laws contain provisions relating to the retirement age of directors. TV Azteca does not require its directors to hold securities in TV Azteca in order to serve on the Board.

Capital Stock

The capital stock is variable. The minimum fixed capital of TV Azteca is Ps.1,626,612,147 (nominal), represented by A Shares, D-A shares, D-L Shares and L Shares. Each share is entitled to one vote on those issues for which such shares have the right to vote. The A Shares and D-A Shares may only be subscribed by Mexican entities. The variable portion of the capital stock of TV Azteca is unlimited and will be represented by shares with characteristics similar to the existing shares of TV Azteca.

The shares of capital stock of are divided into four Series:

•	A Shares represent ordinary shares with full voting rights.

•	D-A Shares represent limited-voting shares, which are entitled to receive a dividend, but may only vote on (i) transforming TV Azteca from one type of company to another, (ii) any merger of TV Azteca (including a merger in which TV Azteca is the surviving entity), (iii) extension of TV Azteca’s existence beyond June 2092, (iv) dissolution of TV Azteca before June 2092, (v) a change of TV Azteca’s corporate purposes and (vi) a change of TV Azteca’s nationality. D-A Shares will convert into A Shares 10 years after their issuance.

•	D-L Shares represent limited-voting shares, which may be freely subscribed and are entitled to receive a dividend, but may only vote on (i) transforming TV Azteca from one type of company to another, (ii) any merger of TV Azteca (including a merger in which TV Azteca is the surviving entity), (iii) extension of TV Azteca’s existence beyond June 2092, (iv) dissolution of TV Azteca before June 2092, (v) a change of TV Azteca’s corporate purposes and (vi) a change of TV Azteca’s nationality. D-L Shares will convert into L Shares 10 years after their issuance.

•	L Shares represent limited-voting shares and shall only have the right to vote on (i) transformation of TV Azteca from one type of company to another, (ii) any merger in which TV Azteca is not the surviving entity, and (iii) removal of the L Shares or securities representing them from listing on the Mexican Stock Exchange or any foreign stock exchange and cancellation of the registration of such shares with the RNV. L Shares may be acquired by any natural or legal person, national or foreign, provided that the applicable legal provisions with respect to foreign investment are met. For purposes of the foreign investment laws, L Shares are not included in the calculation of the proportional participation of foreign investors.

All A Shares, D-A Shares and D-L Shares are entitled to receive on a pro-rata basis the liquid assets of the company, if any, once all debts and obligations have been satisfied. However, holders of D-A Shares and D-L Shares have preferred liquidation rights and the holders of A Shares have the right to receive any remaining amounts.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholder Meetings

Shareholders’ meetings may be general or special, and general meetings may be ordinary or extraordinary. Extraordinary general meetings are those called to consider certain matter specified in Article 182 of the General Law of Commercial Corporations, including, principally, amendment of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of TV Azteca’s shares from listing, or they may be called to agree on the amortization of shares with distributable profits. All other meetings shall be ordinary. Ordinary general shareholders’ meetings shall be held at least once each year, in the four months following the close of each fiscal year. Special meetings are those that meet to address matters that could affect the rights of a particular class of shares, and are subject to the provisions applicable to extraordinary general meetings.

Generally, the Board of Directors or the statutory auditors call shareholder meetings; however, shareholders representing at least ten percent of the capital stock of TV Azteca may request in writing, at any time, that the Board of Directors or the statutory auditors call a meeting of the shareholders to discuss the matters specified in their request, provided that such shareholders have the right to vote on the matter. If the Board of Directors fails to call such meeting, the shareholders may seek judicial intervention.

Notice of meetings must be published in the Diario Oficial de la Federación (“Official Gazette”) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Shareholders that are entered into the shareholder register as holders of one or more shares of TV Azteca must be admitted to shareholder meetings. The shareholder register will be closed the day before the date set for a meeting. In order to attend a meeting, shareholders must deposit their shares in return for an admission card which will give them access to the meeting.

The quorum for an ordinary general meeting is 50% of the shares with a right to vote at such meeting. If a quorum is not available a second meeting may be called pursuant to which action may be taken by a majority of those shares with a right to vote present, regardless the number of such shares. The quorum for an extraordinary general meeting at which D-A Shares, D-L Shares and/or L Shares do not have the right to vote is 75% of A Shares. If a quorum is not available a second meeting may be called pursuant to which action may be taken 50% plus one of the entirety of the A Shares of the corporation. The quorum for an extraordinary general meeting at which D-A Shares, D-L Shares and/or L Shares have the right to vote, at least a majority of the A Shares and seventy-five percent (75%) of the entirety of the shares that comprise the capital stock of TV Azteca must be present. If a quorum is not available a second meeting may be called if at least a majority of the “A” Shares of the corporation and 50% of the entirety of the shares that comprise the capital stock are present. When Series D-A, D-L and, where applicable, L shareholders are called to a Special Meeting to decide on the selection and removal of their Board Members, the meeting will be deemed legally assembled and its resolutions valid when they are adopted by a simple majority of the Series D-A, D-L and, where applicable, L shareholders in attendance. When Series D-A, D-L and, where applicable, L shareholders are called to address any other matter, including the withdrawal of said shares or, where applicable, of the securities that represent them, from the Mexican Stock Exchange or any other foreign stock exchange, their cancellation in the National Register of Securities, the meeting, will be deemed legally assembled when at least 75% and 50%, for first and second call, respectively, of said shares are present, and their resolutions shall be valid when taken by at least 95% of the shares of each series.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series; provided that such right shall not apply in the case of a capital increase in connection with a merger, conversion obligations, acquisition of shares in the market by TV Azteca or a public offering. Preemptive rights must be exercised within the period established by the shareholders at the meeting authorizing the capital increase, which shall be at least 15 days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in Mexico City.

V) SHARE MARKET

a) Share Structure

Major Shareholders

A SHARES

IDENTITY OF OWNER	OUTSTANDING A SHARES IN CPOS(1)		PERCENTAGE OF OUTSTANDING A SHARES IN CPOS		OUTSTANDING A SHARES NOT IN CPOS	PERCENTAGE OF OUTSTANDING A SHARES NOT IN CPOS
Azteca Holdings (a company that Ricardo B.Salinas Pliego controls)	817,835,848	(2)	36.6	%(2)	2,301,957,280	93.2%
Ricardo B. Salinas Pliego(3)	142,630,100		6.4%		23,252,092	0.9%
Grupo COTSA(4)	44,226,751		2.0%		144,673,530	5.9%
Total (Majority Holders)	1,004,692,699		45.0%		2,469,882,902	100.0%
Total (including Minority Holders)	2,233,395,611		100.0%		2,469,882,902	100.0%

(1)	Each CPO is composed of three shares, one of which is an A Share. The percentage and quantity of A Shares in CPOs is therefore equal to the respective number of CPOs.
(2)	Of this amount, approximately 494 million CPOs owned by Azteca Holdings have been pledged to secure the Azteca Holdings 12½% Notes, and 45 million CPOs owned by Azteca Holdings have been pledged to secure the Azteca Holdings 10¾% Notes.
(3)	This amount does not include the 4,296,000 CPOs underlying options that are exercisable within the first 60 days, or the shares and CPOs owned, directly or indirectly, by Azteca Holdings, which is 100% owned by Mr. Ricardo Salinas Pliego and his affiliates.
(4)	Grupo COTSA, S.A. de C.V. (“Grupo COTSA”) is a wholly-owned subsidiary of Azteca Holdings. In the aggregate, including its TV Azteca CPO’s held through Grupo COTSA, Azteca Holdings controls 70.3% of the voting shares of TV Azteca and 54.9% of the outstanding shares.

AGGREGATE OUTSTANDING SHARES

IDENTITY OF OWNER	OUTSTANDING A SHARES (1)	PERCENTAGE OF OUTSTANDING A SHARES	OUTSTANDING TOTAL SHARES	PERCENTAGE OF OUTSTANDING TOTAL SHARES
Azteca Holdings (a company that Ricardo B. Salinas Pliego controls)	3,119,793,128	66.3%	4,755,464,824	51.9%
Ricardo B. Salinas Pliego(2)	165,882,192	3.5%	451,142,392	4.9%
Grupo COTSA(3)	188,900,281	4.0%	277,353,783	3.0%
Total (Majority Holders)	3,474,575,601	73.9%	5,483,960,999	59.8%
Total (including Minority Holders)	4,703,278,513	100.0%	9,170,069,735	100.0%

(1)	This number is the sum of A Shares in CPOS and A Shares not in CPOs.
(2)	This amount does not include the 4,296,000 CPOs underlying options that are exercisable within the first 60 days, or the shares and CPOs owned, directly or indirectly, by Azteca Holdings, which is 100% owned by Mr. Ricardo Salinas Pliego and his affiliates.
(3)	Grupo COTSA is a wholly-owned subsidiary of Azteca Holdings. In the aggregate, including its TV Azteca CPO’s held through Grupo COTSA, Azteca Holdings controls 70.3% of the voting shares of TV Azteca and 54.9% of the outstanding shares.

Grupo Elektra has the right to exchange Comunicaciones Avanzadas, S.A. de C.V. (“CASA”) Series N shares that it owns, in whole or in part, at any time until March 26, 2006 for approximately 226.5 million CPOs owned by Azteca Holdings (the “Elektra Reserved Shares”). This exchange right allows Grupo Elektra to acquire up to approximately 7.6% of the capital stock of TV Azteca from Azteca Holdings, which would reduce Azteca Holdings’ direct and indirect ownership of the capital stock of TV Azteca to 47.42%. Grupo Elektra is controlled by Mr. Salinas Pliego, who is also Chairman of Grupo Elektra’s Board of Directors.

There have been no significant changes in beneficial ownership of the major shareholders set forth above during the three-year period ended December 31, 2003.

According to information made available to TV Azteca, at May 31, 2004, there were a total of 54,241,231 ADSs, outstanding representing 867,859,696 CPOs, or 24% of the total capital stock of TV Azteca at such date. At May 31, 2004, there were a total of 86 holders of record of the ADSs with addresses in the United States, including the nominee for The Depository Trust Company (“DTC”), which held of record a total of 54,241,231 ADSs on behalf of approximately 5,779 DTC participants.

b) Performance of the Shares in the Stock Market

Price History and Markets

The CPOs, each representing one A Share, one D-A Share and one D-L Share, are traded on the Mexican Stock Exchange. The ADSs have been issued by The Bank of New York, as depositary (the “Depositary”). Prior to April 22, 1998, the effective date of the stock split described below, each ADS represented four CPOs, and now each ADS represents 16 CPOs as issued by Nacional Financiera, S.N.C. as trustee (the “CPO Trustee”) for the CPO Trust. The ADSs are traded on the New York Stock Exchange. The ADSs are also quoted on the Stock Exchange Automated Quotation system of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. (SEAQ International).

The following table sets forth, for the periods indicated, the reported high and low sales prices for the CPOs on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units but have been restated to reflect the stock split described below.

	MEXICAN STOCK EXCHANGE PESOS PER CPO				NEW YORK STOCK EXCHANGE U.S. DOLLARS PER ADS
YEAR ENDED DECEMBER	HIGH		LOW		HIGH		LOW
1999	Ps.	5.31000	Ps.	5.1900	US$	9.0000	US$	8.9400
2000		5.9400		5.8000		10.0000		9.7500
2001		6.5800		2.2000		10.6500		3.7800
2002		4.9200		2.7000		8.8000		4.3000
2003		6.8100		2.9100		9.8000		3.9000

	MEXICAN STOCK EXCHANGE PESOS PER CPO				NEW YORK STOCK EXCHANGE U.S. DOLLARS PER ADS
QUARTER	HIGH		LOW		HIGH		LOW
2002:
First Quarter	Ps.	4.89	Ps.	3.70	US$	7.98	US$	6.04
Second Quarter		4.92		4.03		7.99		5.72
Third Quarter		4.59		3.00		6.94		4.25
Fourth Quarter		4.20		2.70		6.22		3.90
2003:
First Quarter	Ps.	3.33	Ps.	2.91	Ps.	4.59	Ps.	3.90
Second Quarter		4.61		3.05		6.60		4.05
Third Quarter		5.19		3.92		7.50		5.47
Fourth Quarter		6.81		4.60		9.80		6.91
2004:
First Quarter	Ps.	6.50	Ps.	5.09	Ps.	9.50	Ps.	7.47

	MEXICAN STOCK EXCHANGE PESOS PER CPO				NEW YORK STOCK EXCHANGE U.S. DOLLARS PER ADS
MONTH ENDED	HIGH		LOW		HIGH		LOW
December 31, 2003	Ps.	6.81	Ps.	5.90	US$	9.80	US$	8.40
January 31, 2004		6.31		5.09		9.20		7.47
February 29, 2004		6.29		5.34		9.03		7.70
March 31, 2004		6.50		5.97		9.50		8.73
April 30, 2004		7.14		6.39		10.19		9.01
May 31, 2004		5.99		5.90		8.45		8.36

On March 27, 1998, TV Azteca’s shareholders approved a 4-for-1 split of TV Azteca’s stock. The split was declared effective on April 22, 1998. As a result of the split, each ADS currently represents 16 CPOs; each CPO continues to represent one A Share, one D-A Share and one D-L Share.

At TV Azteca’s annual ordinary and extraordinary meeting of shareholders held on March 27, 1998, TV Azteca’s shareholders approved the establishment of a reserve in its stockholders’ equity account in the amount of Ps.870 (nominal) million for the repurchase of its stock, in accordance with rules established by the CNBV. TV Azteca may purchase its CPOs on the Mexican Stock Exchange and its ADSs on the New York Stock Exchange at prevailing prices up to the amount in this reserve account. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which such shares are owned by TV Azteca. As of May 31, 2004, approximately 109,665,928 million CPOs had been repurchased since TV Azteca initiated repurchases in April 1998.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, which was founded in 1894, ceased operations in the early 1900s, and has operated continuously since 1907, is located in Mexico City and is Mexico’s only stock exchange.

The Mexican Stock Exchange is organized as a corporation with its shares being held by 32 registered licensed brokerage firms. These firms are exclusively authorized to trade on the Mexican Stock Exchange through the electronic trading system implemented by the Mexican Stock Exchange and the CNBV. Trading of securities registered on Subsection “A” of the RNV, the Mexican National Securities Registry, is effected on the Mexican Stock Exchange each business day between 8:30 a.m. and 3:00 p.m., Mexico City time. The size of trading lots is 1,000 shares. Brokerage firms are permitted to trade in odd lots only through a parallel computerized odd-lot trading system.

The Mexican Stock Exchange publishes a daily official price list that includes price information on each listed security. For most issuers, the Mexican Stock Exchange operates a system of immediate suspension of dealing in shares of a particular issuer as a means of controlling excessive price volatility. In accordance with the rules of the Mexican Stock Exchange, trading of a certain security may be suspended by reason of: (i) material events affecting the price of such security; (ii) extraordinary fluctuations in the price of such security; (iii) unusual behavior of such security; and (iv) events affecting securities listed on the Mexican Stock Exchange’s international quotation system.

Each day a price band is established, with the upper and lower limits generally being 15% above and below a reference price, which is initially the day’s opening price. If during the day a bid or offer is accepted at a price outside this band (an extraordinary price fluctuation), trading in the shares is automatically suspended, and the Mexican Stock Exchange immediately proceeds to verify whether there is information in the market which explains the price fluctuation and requires the corresponding issuer or intermediary to immediately inform the Mexican Stock Exchange whether it knows the cause of the price fluctuation. When trading resumes, the high point of the previous band generally becomes the new reference price in the event of a rise in the price of a security and the low point of the previous band becomes the new reference price in the event of a fall in the price of a security. Suspension periods in effect at the close of trading are not carried over to the next trading day.

Notwithstanding the foregoing, in accordance with the rules of the Mexican Stock Exchange, the CPOs are not subject to this suspension system because they also trade outside Mexico in the form of ADSs.

Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, a central securities depositary owned by Mexican financial intermediaries that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

As of December 31, 2003, 59 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. According to the Mexican Stock Exchange, during 2003, the ten most actively traded equity issues traded on the Mexican Stock Exchange represented approximately 80% of the Indice de Precios y Cotizaciones (the “Mexican Stock Exchange Index”) (which is based on the share prices of 35 major Mexican issuers). Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions by institutional investors. There is no over-the-counter market for securities in Mexico, but trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off of the Mexican Stock Exchange. However, due primarily to Mexican tax considerations relating to capital gains, most transactions in listed Mexican securities are effected on the Mexican Stock Exchange.

The Mexican Stock Exchange is Latin America’s second largest exchange by market capitalization, but it remains relatively small and illiquid compared to major world markets and is subject to significant volatility. During 1994, for example, the Mexican Stock Exchange Index experienced one-day declines (in peso terms) of approximately 6% and 15%, respectively, following events in the State of Chiapas in southern Mexico and the assassination of Luis Donaldo Colosio Murrieta, the presidential candidate of the Institutional Revolutionary Party. Furthermore, following the devaluation of the peso in December 1994, the Mexican Stock Exchange Index declined (in peso terms) by approximately 36% from December 20, 1994 to February 27, 1995, and on several occasions in 1995, the Mexican Stock Exchange Index declined by more than 5% (in peso terms) in one day.

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other developing countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican companies. The market value of securities of many Mexican companies declined sharply in 1998. This decline was reflected in a 24.3% decline in the Mexican Stock Exchange Index (in peso terms) from January 1, 1998 to December 31, 1998, and was initially a result of declines in the Hong Kong securities market and persisted as a consequence of economic crises in Asia, Russia and Brazil. The market value of securities of many Mexican companies increased in 1999, as a result of an increase in demand for Mexican companies’ securities and the general stability of the Mexican economy. This increase was reflected in an 86% increase in the Mexican Stock Exchange Index (in peso terms) from January 4, 1999 to December 31, 1999. There can be no assurance that the market value of TV Azteca’s CPOs would not be adversely affected by events elsewhere, especially in developing countries. In 2000 there were presidential elections in Mexico. Historically this kind of event has caused national and international investors to reduce their risk by selling shares of Mexican companies. Subsequent to the elections in Mexico, the Mexican Stock Exchange Index decreased by 20.73%. In addition, trading volume decreased 0.59% as compared with 1999. The war in Iraq precipitated a 27.72% decrease in the Mexican Stock Exchange Index in the period between April 4 and August 5, 2002. However, the Mexican Stock Exchange recovered from the impact of these events such that by May 31, 2003, the Mexican Stock Exchange Index had regained 21.04% from its low on August 5, 2002.

On April 1, 1998, TV Azteca’s CPOs entered the Mexican Stock Exchange Index as one of the 35 most important stocks traded on the Mexican Stock Exchange.

c) Quantitative and Qualitative Disclosures on Market Risk

TV Azteca is exposed to market risk from changes in interest rates and foreign currency exchange rates. From time to time, TV Azteca assesses its exposure and monitors opportunities to manage these risks. In the past, TV Azteca has held risk-sensitive instruments for investment purposes, although there were no such instruments as of December 31, 2003. See Note 4 to the Consolidated Financial Statements. TV Azteca had no material derivative or hedging transactions during 2003.

Interest Rate Risk

Interest rate risk exists principally with respect to TV Azteca’s consolidated indebtedness that bears interest at floating rates. At December 31, 2003, TV Azteca had approximately US$669.2 million aggregate principal amount of outstanding consolidated indebtedness, of which approximately 92% bore interest at fixed interest rates and approximately 10% bore interest at variable rates of interest. The interest rate on TV Azteca’s variable rate debt is determined by reference to London inter-bank offer rate (“LIBOR”) and to TIIE monthly interest rate which is determined by the Mexican Central Bank and published in the Official Gazette of the Federation of Mexico.

An unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2003 would have increased TV Azteca’s interest expense for the year ended December 31, 2003 by approximately Ps.6 million (US$550,676), or 0.9%.

Most of TV Azteca’s borrowings bear interest at a fixed rate and are denominated in U.S. dollars. At December 31, 2003, 92% of our borrowings bear fixed interest rates denominated in U.S. dollars, 3% bear variable rates denominated in pesos and 5% bear variable rates in U.S. dollars. During 2002 and 2003, TV Azteca has not used any derivative instruments to cover any interest rate risk.

TV Azteca generally does not hedge or enter into derivative transactions with respect to its interest rate-sensitive financial instruments.

Foreign Currency Exchange Risk

TV Azteca’s principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar. Provided below is a summary of TV Azteca’s net foreign currency exposure. U.S. dollar-denominated assets represent principally accounts receivable and cash investments, and the U.S. dollar-denominated liabilities represent primarily the TV Azteca Notes, the ATC Long-Term Credit Facility, bank debt and accounts payable.

	AT DECEMBER 31, 2003
	(in millions)
U.S. dollar-denominated assets	US$	510
U.S. dollar-denominated liabilities	(US$	727)

Net liability position	(US$	217)

An unfavorable 10% devaluation in the value of the peso relative to the dollar would have resulted in an increase in TV Azteca’s comprehensive financing cost of approximately Ps.308.4 million, reflecting higher interest expense on U.S. dollar-denominated indebtedness and exchange losses based on TV Azteca’s net U.S. dollar liability position at December 31, 2003. A 10% devaluation during the year ended December 31, 2003 would have resulted in an approximately Ps.41 million (US$3.7 million) decline in operating profit, as approximately 4.5% of TV Azteca’s net revenue and approximately 19% of its costs and expenses were denominated in U.S. dollars.

In 2004, with respect to foreign exchange rate exposure, TV Azteca has adopted the policy of using derivative instruments to hedge a portion of interest and principal cash outflows within the subsequent 12 months. This hedging is effected through the purchase of foreign exchange collars and futures. The collars require the payment of a premium and are designed to limit the foreign exchange effect of a Peso devaluation. Futures are purchased on the Mexder (Mercado Mexicano de Derivados, the Mexican Derivatives Market) and require a margin deposit. At May 31, 2004, US$25.5 million of U.S. dollar payment obligations has been hedged of a total anticipated amount of US$42.9 million projected to be hedged for the period June to December 2004.

U.S. dollar payments made in respect of normal operations, such as exhibition rights of foreign movies and purchases of equipment and supplies, are offset by the direct purchase of U.S. dollars, which are held in treasury and TV Azteca’s accounts U.S. dollar-denominated receivables.

Put Option

In October 2002, TV Azteca purchased a put option from an unrelated Mexican banking institution pursuant to which such banking institution agreed to purchase up to 6,500,000 shares of Grupo Elektra (ticker: Elektra* on the Mexican Stock Exchange) from TV Azteca at a strike price of Ps.36.82 per share, subject to certain adjustments. TV Azteca paid a premium of Ps.25.1 million (US$2.2 million) on February 26, 2003. The put option expired on the close of trading on October 25, 2003.

Call Option

In October 2003, TV Azteca sold a call option to an unrelated Mexican banking institution pursuant to which TV Azteca agreed to sell up to 6,473,359 shares of Grupo Elektra (ticker: Elektra* on the Mexican Stock Exchange). TV Azteca received a premium of US$1 million for this transaction. On December 29, 2003, the option was exercised and paid in full.

VI. RESPONSIBLE PERSONS

TV Azteca, S.A. de C.V.

The undersigned hereby declare, under oath, that, within the scope of our respective functions, we prepared the information relative to the issuer contained in this Annual Report, which, to the best of our knowledge, reasonably reflects its situation. Likewise, we declare that we do not have knowledge of any relevant information that has been omitted or misstated in this Annual Report or that the report contains any misleading information for investors.

Pedro Padilla Longoria Chief Executive Officer	Carlos Hesles Flores Chief Financial Officer	Francisco X. Borrego Hinojosa Linage Legal Director

PricewaterhouseCoopers, S.C.

The undersigned declares under oath that the financial statements contained in this annual report annual were audited in accordance with generally accepted accounting principles. Likewise, the undersigned declares that, within the scope of the work performed, I am not aware of any relevant financial information that was omitted or misstated in this annual report or that the report contains misleading information for investors.

Partner.

VII. ANEXOS

a) Audited Financial Statements and Statutory Auditor’s Report

Annex A – Audited Financial Statements and Statutory

Auditor’s Report

TV AZTECA, S. A. DE C. V.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, March 31, 2004, except for Note 15a, dated April 15, 2004, and Note 15b, dated May 25, 2004

To the Stockholders of

TV Azteca, S. A. de C. V. and subsidiaries:

We have audited the consolidated balance sheets of TV Azteca, S. A. de C. V. and its subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of results of operations, of changes in stockholders’ equity and of changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 7 to the consolidated financial statements, at the extraordinary stockholders’ meeting held on December 19, 2003, the stockholders agreed to spin off the investment in shares of Unefon, S. A. de C. V. and Cosmofrecuencias, S. A. de C. V., associated companies and part of the stockholders’ equity, to create a spun-off company by the name of Unefon Holdings, S. A. de C. V., a related party, with the effects mentioned in that Note.

Additionally, as mentioned in Note 7 to the consolidated financial statements, the Company is in the process of being investigated by the U.S. Securities and Exchange Commission in respect of potential violations of the United States Securities and Exchange Act of 1934 and certain rules promulgated thereunder, in connection with the disclosure of the debt owed by Unefon, S. A. de C. V., an associated company, to its technology supplier and the payment of that debt through Codisco Investments LLC, a company in which Mr. Ricardo Salinas Pliego, the principal stockholder and chairman of the Board of Directors of TV Azteca, S. A. de C. V., had 50% indirect equity interest. As of March 31, 2004, the date of issuance of the consolidated financial statements, the investigation is still in process and, therefore, the Company as management is not in a position to determine the impact, if any, of this investigation on its financial statements, its officers or its Board of Directors. The consolidated financial statements do not include any adjustment that might be required as a result of the investigation.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of TV Azteca, S. A. de C. V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and the changes in their stockholders’ equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

C.P. Manuel Leyva Vega

Audit Partner

(2)

STATUTORY AUDITOR’S REPORT

México City, March 31, 2004, except for Note 15a, dated April 15, 2004, and Note 15b, dated May 25, 2004

To the Stockholders and Board of Directors of

TV Azteca, S. A. de C. V. and subsidiaries

In my capacity as Statutory Auditor and in compliance with the provisions of Article 166 of the Mexican General Companies Law and of the Company’s bylaws, I hereby submit my report on the correctness, adequacy and fairness of the financial information presented to you by the Board of Directors in connection with the Company’s operations for the year ended December 31, 2003.

I have attended the Stockholders’ and Board of Directors’ meetings of which I have been notified, and I have obtained from the Company’s management the operating information, documentation and accounting records that I considered it necessary to examine. My examination was made in accordance with auditing standards generally accepted in Mexico.

As mentioned in Note 7 to the consolidated financial statements, at the extraordinary stockholders’ meeting held on December 19, 2003, the stockholders agreed to spin off the investment in shares of Unefon, S. A. de C. V. and Cosmofrecuencias, S. A. de C. V., associated companies and part of the stockholders’ equity, to create a spun-off company by the name of Unefon Holdings, S. A. de C. V., a related party, with the effects mentioned in that Note.

Additionally, as mentioned in Note 7 to the consolidated financial statements, the Company is in the process of being investigated by the U.S. Securities and Exchange Commission in respect of potential violations of the United States Securities and Exchange Act of 1934 and certain rules promulgated thereunder, in connection with the disclosure of the debt owed by Unefon, S. A. de C. V., an associated company, to its technology supplier and the payment of that debt through Codisco Investments LLC, a company in which Mr. Ricardo Salinas Pliego, the principal stockholder and chairman of the Board of Directors of TV Azteca, S. A. de C. V., had 50% indirect equity interest. As of March 31, 2004, the date of issuance of the consolidated financial statements, the investigation is still in process and, therefore, the Company as management is not in a position to determine the impact, if any, of this investigation on its financial statements, its officers or its Board of Directors. The

(3)

consolidated financial statements do not include any adjustment that might be required as a result of the investigation.

In my opinion, the accounting and reporting policies and criteria followed by the Company and applied by management in preparing the financial information presented to this Meeting are appropriate and adequate, and have been applied on a basis consistent with that of the previous year; therefore, such information correctly, fairly and adequately presents the financial position of TV Azteca, S. A. de C. V. and subsidiaries at December 31, 2003, and the results of their operations, the changes in their stockholders’ equity and the changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

C.P. Luis Moirón Llosa

Statutory Auditor

(4)

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(a subsidiary of Azteca Holdings, S. A. de C. V.)

(Note 1)

CONSOLIDATED BALANCE SHEETS

(thousands of Mexican pesos of

December 31, 2003 purchasing power)

	At December 31,
	2003		2002
ASSETS
Current assets:
Cash and marketable securities (Note 4)	Ps	2,481,283	Ps	1,448,586
Accounts receivable (Note 5)		5,721,829		5,116,572
Due from related parties (Note 8)		625,054		503,924
Exhibition rights		439,819		321,888
Inventories		67,234		139,599

Total current assets		9,335,219		7,530,569
Accounts receivable from Unefon, S. A. de C. V. (“Unefon”), related party (Note 8)		1,798,437		2,088,827
Advance payments to Pappas Telecasting Companies, through Azteca America (Note 7)		1,451,105		1,200,312
Exhibition rights		1,192,340		1,434,352
Property, machinery and equipment—Net (Note 6)		2,184,659		2,320,031
Television concessions—Net (Note 2l.)		3,851,552		3,890,248
Other assets (Note 7)		679,397		861,135
Investment in Todito.com, S. A. de C. V. (“Todito”), associated company (Note 7)		214,716		332,689
Investment in Unefon, associated company (Note 7)				1,825,653
Investment in Cosmofrecuencias, S. A. de C. V., associated company (Note 7)				368,829
Goodwill—Net (Notes 1n. and 7)		591,360		667,075

Total assets	Ps	21,298,785	Ps	22,519,720

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans (Note 9)	Ps	77,133	Ps	49,052
Current portion of guaranteed senior notes (Note 9)		1,404,000
Short-term debt (Note 9)		701,570		405,480
Interest payable		219,965		214,816
Exhibition rights payable		475,956		622,653
Accounts payable and accrued expenses		857,960		658,162
Due to related parties (Note 8)		27,512		84,508

Total current liabilities		3,764,096		2,034,671

Long-term financial liabilities:
Bank loans (Note 9)		619,107		60,401
Guaranteed senior notes (Note 9)		3,369,600		4,593,265

Total long-term financial liabilities		3,988,707		4,653,666

Other long-term liabilities:
Loans from American Tower Corporation (ATC) due in 2019 (Note 9)		1,345,053		1,294,240
Advertising advances (Note 2t.)		4,903,235		4,622,781
Unefon advertising advance (Note 8)		2,075,438		2,253,383
Todito advertising, programming and services advance (Note 8)		319,749		524,443
Exhibition rights payable		119,625		255,865
Deferred income tax payable (Note 12)		184,046		26,548

Total other long-term liabilities		8,947,146		13,630,926

Commitments and contingencies (Note 13)
Subsequent events (Note 15)
Stockholders’ equity (Note 11):
Capital stock		1,355,910		2,848,913
Premium on the issuance of capital stock		167,960		1,832,763
Legal reserve		229,140		179,831
Reserve for the repurchase of shares		1,378,876		1,053,344
Retained earnings		3,067,518		2,282,008
Deficit in the restatement of capital		(1,600,568)		(1,351,799)

Majority stockholders’ equity		4,598,836		6,845,060
Minority stockholders’ equity (Note 1)				9,063

Total stockholders’ equity		4,598,836		6,854,123

Total liabilities and stockholders’ equity	Ps	21,298,785	Ps	22,519,720

The fifteen accompanying notes are an integral part of these consolidated financial statements.

(5)

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(Note 1)

CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS

(thousands of Mexican pesos of December 31,

2003 purchasing power, except per share amounts)

	Year ended December 31,
	2003		2002
Net revenue	Ps	7,281,130	Ps	6,955,548

Programming, production and transmission costs		2,854,286		2,610,581
Selling and administrative expenses		1,050,772		1,012,961

Total costs and expenses		3,905,058		3,623,542

Income before depreciation and amortization		3,376,072		3,332,006
Depreciation and amortization (Notes 2h. and 2n.)		369,439		400,622

Operating income		3,006,633		2,931,384

Other expenses—Net (Note 14)		(416,715)		(619,035)

Comprehensive financing cost:
Interest expense		(766,994)		(754,063)
Other financing expense (Note 4)		(52,109)		(141,095)
Interest income		204,797		199,570
Exchange loss—Net (Note 3)		(191,263)		(367,158)
Loss on monetary position		(31,323)		(84,974)

Net comprehensive financing cost		(836,892)		(1,147,720)

Income before the following provision		1,164,629		1,753,026
Provision for income tax (Note 12)		(175,631)		(141,277)

Net income	Ps	1,577,395	Ps	1,023,352

Net income (loss) of minority stockholders	Ps	1,417	(Ps	244)

Net income of majority stockholders	Ps	1,575,978	Ps	1,023,596

	Ps	1,577,395	Ps	1,023,352

Net earnings per share of majority stockholders (Note 2u.)	Ps	0.173	Ps	0.113

The fifteen accompanying notes are an integral part of these consolidated financial statements.

(6)

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(Notes 1, 4 and 11)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(thousands of Mexican pesos of

December 31, 2003 purchasing power, except per share amounts)

	Number of common shares outstanding (thousands)	Capital stock	Premium on the issuance of capital stock	Legal reserve	Reserve for the repurchase of shares	Retained earnings	Deficit in the restatement of capital	Majority stockholders equity	Minority stockholders equity	Total stockholders’ equity
Balances at January 1, 2002	9,050,045	Ps 2,845,854	Ps 1,996,257	Ps 101,438	Ps 1,083,016	Ps 1,378,358	(Ps 1,406,616)	Ps 5,998,307	Ps 8,703	Ps 6,007,010

Changes in 2002:
Net income (loss)						1,023,596		1,023,596	(244)	1,023,352
Increase in legal reserve				78,393		(78,393)
Gain from holding non-monetary assets							54,817	54,817		54,817
Minority interest									604	604

Comprehensive income				78,393		945,203	54,817	1,078,413	360	1,078,773

Preferred dividend						(41,553)		(41,553)		(41,553)
Repurchase of shares	(111,349)	(19,632)			(156,991)			(176,623)		(176,623)
Exercise of stock options	46,020	8,067	16,762					24,829		24,829
Sale of treasury shares	82,749	14,624			127,319			141,943		141,943
Financial instruments (Note 4)			(180,256)					(180,256)		(180,256)

Balances at December 31, 2002	9,067,465	2,848,913	1,832,763	179,831	1,053,344	2,282,008	(1,351,799)	6,845,060	9,063	6,854,123

Changes in 2003:
Net income						1,575,978		1,575,978	1,417	1,577,395
Increase in legal reserve				49,309		(49,309)
Increase reserve for repurchase of shares					239,131	(239,131)
Loss from holding non-monetary assets							(248,769)	(248,769)		(248,769)
Minority interest									(10,480)	(10,480)

Comprehensive income (loss)				49,309	239,131	1,287,538	(248,769)	1,327,209	(9,063)	1,318,146

Preferred dividend						(36,902)		(36,902)		(36,902)
Exercise of stock options	23,139	3,466	25,361					28,827		28,827
Sale of treasury shares	79,467	13,374			86,401			99,775		99,775
Decrease in capital (Note 11)		(1,441,843)						(1,441,843)		(1,441,843)
Financial instruments (Note 4)			(99,775)					(99,775)		(99,775)
Spin-off of investments in associated companies (Note 7)		(68,000)	(1,590,389)			(465,126)		(2,123,515)		(2,123,515)

Balances at December 31, 2003	9,170,071	Ps 1,355,910	Ps 167,960	Ps 229,140	Ps 1,378,876	Ps 3,067,518	(Ps 1,600,568)	Ps 4,598,836	Ps—	Ps 4,598,836

The fifteen accompanying notes are an integral part of these consolidated financial statements.

(7)

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(Note 1)

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(thousands of Mexican pesos of

December 31, 2003 purchasing power)

	Year ended December 31,
	2003	2002
Operations:
Net income	Ps 1,577,395	Ps 1,023,352
Charges (credit) to results of operations not affecting resources:
Amortization of goodwill	39,715	39,137
Depreciation	329,724	361,485
Equity in loss of associated and affiliated companies	47,541	115,573
Deferred income tax expense	158,095	26,548
Gain on sale of subsidiary	(2,389)
Net change in accounts receivable, inventories, exhibition rights, related parties, accounts payable and accrued expenses	(530,763)	(123,445)
Advertising advances	280,454	(201,239)
Unefon advertising advance	(177,945)	(94,655)
Todito advertising, programming and services advance	(204,694)	(219,406)

Resources provided by operating activities	1,517,133	927,350

Investment:
Acquisition of property, machinery and equipment—Net	(171,847)	(250,319)
Spin-off of investments in associated companies	2,123,515
Advance payments to Pappas Telecasting Companies, through Azteca America		(473,965)
Reimbursement of premium on issuance of capital stock of Todito	33,784
Minority interest—Net	(10,480)	604

Resources provided by (used in) investing activities	1,974,972	(723,680)

Financing:
Bank loans and ATC loans—Net	933,690	(347,891)
Guaranteed senior notes—Net	180,355	315,002
Loan granted to related party		(206,946)
Preferred dividend paid	(36,902)	(41,553)
Stock options exercised	28,827	24,829
Sale of treasury shares	99,775	141,943
Repurchase of shares		(176,623)
Financial instruments	(99,775)	(180,256)
Decrease in capital	(1,441,843)
Spin-off of investments in associated companies	(2,123,515)

Resources used in financing activities	(2,459,408)	(471,495)

Net increase (decrease) in cash and marketable securities	1,032,697	(267,825)
Cash and marketable securities at beginning of year	1,448,586	1,716,411

Cash and marketable securities at end of year	Ps 2,481,283	Ps 1,448,586

The fifteen accompanying notes are an integral part of these consolidated financial statements.

(8)

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(a subsidiary of Azteca Holdings, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

(monetary amounts expressed in thousands of Mexican pesos (Ps)

of December 31, 2003 purchasing power and thousands of

U.S. dollars (US$), except exchange rates and per share amounts)

NOTE 1—THE COMPANY AND BASIS OF PRESENTATION:

In July 1993, TV Azteca, S. A. de C. V. (the “Company”), was acquired by the stockholders for Ps2,000,050 nominal (equivalent to US$642,700 at the date of acquisition) in connection with the Mexican government’s privatization of certain television stations and related assets. The Company and its subsidiaries are engaged principally in the broadcasting and production of television programs, and the sale of advertising time.

The consolidated subsidiaries of the Company as of December 31, 2003 were:

-	Televisión Azteca, S. A. de C. V.
-	Grupo TV Azteca, S. A. de C. V.
-	Azteca Records, S. A. de C. V.
-	Alta Empresa, S. A. de C. V.
-	Servicios Especializados TAZ, S. A. de C. V.
-	Producciones Especializadas, S. A. de C. V.
-	Producciones Exclusivas, S. A. de C. V.
-	Grupo Promotora Empresarial, S. A. de C. V.
-	Producciones Azteca Digital, S. A. de C. V.
-	Azteca Digital, S. A. de C. V.
-	Corporación de Asesoría Técnica y de Producción, S. A. de C. V.
-	Operadora Mexicana de Televisión, S. A. de C. V.
-	Multimedia, Espectáculos y Atracciones, S. A. de C. V. (formerly Azteca Publishing, S. A. de C. V.)
-	Inversora Mexicana de Producción, S. A. de C. V.
-	Servicios Aéreos Noticiosos, S. A. de C. V.
-	SCI de México, S. A. de C. V.
-	Grupo TV Azteca, S. A. de C. V. (El Salvador)
-	Servicios Locales de Producción, S. A. de C. V.
-	Servicios Foráneos de Administración, S. A. de C. V.
-	Azteca Telecasting, L. P.
-	Alta Empresa Holdings, B. V.
-	Alta Empresa International, B. V.
-	Red Azteca Internacional, S. A. de C. V.
-	Azteca International Corporation
-	TV Azteca Comercializadora, S. A. de C. V.
-	Valores Sabego, S. A. de C. V.

(9)

The consolidation of the net assets of Canal 12 de Televisión, S. A. de C. V. (acquired in 1997) resulted in a minority interest of Ps9,063 at December 31, 2002. On December 5, 2003, the Company sold its interest in this subsidiary for US$6,000 and recognized a gain of US$233 (Ps2,389).

The financial statements of the subsidiaries incorporated abroad included in the consolidation are translated in conformity with the requirements of Statement B-15 issued by the Accounting Principles Commission of the Mexican Institute of Public Accountants (“MIPA”).

All intercompany balances and transactions have been eliminated in consolidation.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in the preparation of the consolidated financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a.	Accounting for effects of inflation

The consolidated financial statements and notes are expressed in thousands of Mexican pesos. They have been prepared in accordance with generally accepted accounting principles as promulgated by the MIPA. The recognition of the effects of inflation on the financial information was carried out in accordance with the following rules, which are in conformity with Statement B-10:

-	Inventories, property, machinery and equipment of Mexican origin, television concessions, exhibition rights of Mexican origin, deferred charges and other non-monetary assets and liabilities are restated by applying factors derived from the National Consumer Price Index (“NCPI”), issued by the Banco de México.

-	Exhibition rights and machinery and equipment of foreign origin (mainly from the United States of America and Japan) are restated by applying inflation factors of the countries of origin to the historical foreign currency costs and then converting to Mexican pesos at the exchange rate in effect at the balance sheet date.

-	The components of stockholders’ equity are restated using factors derived from the NCPI.

-	The cumulative differential gain or loss from holding non-monetary assets which are not restated using factors derived from the NCPI is included in stockholders’ equity under the caption “Deficit in the restatement of capital”.

-	The purchasing power gain or loss from holding monetary liabilities and assets is included in net comprehensive financing cost.

(10)

All consolidated financial statements presented are expressed in constant pesos of purchasing power as of December 31, 2003.

The NCPI used to recognize the effects of inflation in the financial statements was 106.996 and 102.904 as of December 31, 2003 and 2002, respectively.

b. Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying exchange rates at the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

c. Cash and marketable securities

The Company considers all highly liquid investments to be marketable securities.

d. Financial instruments

Investments in derivative financial instruments are shown in the balance sheet as assets and liabilities stated at market value. Realized and unrealized gains or losses on those instruments are recorded based on the market value on the date of sale or at the close of the period. See Note 4.

e. Barter transactions

Barter transactions represent non-cash transactions in which the Company sells advertising time to a third party or related party in return for assets or services. These transactions are accounted for on the basis of the fair market value of the assets or services covered by the barter contracts. During the years ended December 31, 2003 and 2002, net revenue derived from barter transactions amounted to Ps300,529 and Ps152,049, respectively.

f. Exhibition rights

Exhibition rights represent primarily the acquired rights to the transmission of programming and events under license agreements and the cost of internally produced programming. The rights acquired and the obligations incurred are recorded as an asset and liability, respectively, when the license agreements are signed. The cost of exhibition rights acquired is amortized as the programming and events are broadcast.

At December 31, 2003 and 2002, the allowance for unused exhibition rights amounted to Ps223,687 and Ps238,576, respectively, which represents management’s best estimate of exhibition rights which are not expected to be used prior to their expiration.

(11)

Exhibition rights at December 31, 2003 and 2002, also include Ps356,419 and Ps342,326, respectively, associated with internally produced programming. Costs of internally produced programming are expensed when the programs are initially aired, except in the case of telenovelas. Until December 31, 2002, costs of telenovelas were amortized over a four-year period.

Effective January 1, 2003, the Company changed the amortization period for the 20% of the costs of telenovelas destined to the United States market to a six-year period. The new amortization period reflects the experience and future plans of the Company in the U.S. markets. The effect of this change resulted in a reduction of Ps36,675 in the amortization expense for the year ended December 31, 2003.

g. Inventories and costs

Inventories of merchandise, materials and spare parts, and their related costs, are stated at average cost and are restated by using factors derived from the NCPI. Amounts so determined do not exceed market.

h. Property, machinery and equipment

Property, machinery and equipment acquired through December 31, 1996, and the related depreciation, were stated at net replacement cost determined at that date on the basis of appraisals performed by independent appraisers registered with the National Banking and Securities Commission. Property, machinery and equipment acquired on or after January 1, 1997 are initially stated at cost. Both the replacement costs of assets of Mexican origin acquired through December 31, 1996 and the costs of assets of Mexican origin acquired on or after January 1, 1997 are restated by applying factors derived from the NCPI. Assets of non-Mexican origin acquired through December 31, 1996 and thereafter are restated by applying inflation factors of the countries of origin to the historical foreign currency costs and then converting to Mexican pesos at the exchange rate in effect at the balance sheet date.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the fixed assets as estimated by the Company.

The annual depreciation rates are the following:

Buildings	5%
Machinery and operating equipment	5%
Furniture and office equipment	10%
Transportation equipment	20%
Other fixed assets	25%

(12)

i. Investment in affiliates

The investment in affiliates is recorded by the equity method and is included in the balance sheet under other assets.

j. Investment in associated companies

The investments in associated companies are recorded by the equity method and are shown separately in the balance sheet.

In the case of the investment in Unefon, S. A. de C. V. (“Unefon”), until December 31, 2002 this investment reflected the net book value of Unefon at the date on which the Board of Directors decided to sell this investment. See Note 7.

k. Intangible assets

Effective January 1, 2002, the Company adopted Statement C-8 “Intangible assets” issued by the Accounting Principles Board of the MIPA. This Statement requires intangible assets to be recognized on the balance sheet as long as they are identifiable, provide expected future economic benefits and the company has control over such benefits. It also provides that intangible assets with an indefinite useful life should not be amortized and intangible assets with a definite life should be amortized systematically, based on the best estimate of their useful life determined in accordance with the expected future economic benefits. These assets are subject to an annual evaluation of their recoverable value, to identify any impairment losses.

l. Television concessions

The aggregate value of the television concessions was determined based on the excess of the purchase price paid for the assets of the Company over their book value at the date of privatization.

As a result of the adoption of Statement C-8, on January 1, 2002, the Company determined that its television concessions qualified as intangible assets of indefinite useful life. Therefore, the Company no longer amortizes its concessions.

m. Impairment of the value of long-lived assets

In 2003 the Company adopted Statement C-15 “Impairment of the Value of Long-Lived Assets and their Disposal” issued by the Accounting Principles Board of the MIPA. This Statement establishes, among other things, the general criteria for the identification and, when applicable, the recording of impairment losses or a decrease in the value of long-lived assets, tangible and intangible, including goodwill. The adoption of this Statement did not have any effect on the Company’s financial position or net income at December 31, 2003.

(13)

n. Goodwill

The excess of cost over the book value of subsidiaries acquired is amortized using the straight-line method over 20 years and restated by applying factors derived from the NCPI to its historical cost. Amortization expense for the years ended December 31, 2003 and 2002, amounted to Ps39,715 and Ps39,137, respectively.

o. Deferred costs

Deferred costs relate primarily to the issuance of guaranteed senior notes and are amortized over the life of the notes. See Notes 7 and 9.

p. Labor benefits

Seniority premiums to which employees are entitled upon termination of employment after seven years of service are expensed in the years in which the services are rendered. The related obligation is determined in accordance with Statement D-3, “Labor Obligations”, issued by the MIPA, based on actuarial studies. See Note 10.

Other compensation based on length of service, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

q. Deferred income tax

Deferred income tax is recorded by the comprehensive asset-and-liability method, which consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of all assets and liabilities at the date of the financial statements. See Note 12.

r. Comprehensive income (loss)

Comprehensive income (loss) is represented by the net income (loss) plus the gain or loss from holding non-monetary assets, and items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions.

s. Net revenues

Revenues from advertising contracts are recognized as the contracted advertising is aired. Net revenue includes revenue from advertisers less sales commissions paid. During the years ended December 31, 2003 and 2002, sales commissions paid amounted to Ps462,189 and Ps379,359, respectively.

(14)

t. Advertising advances

The Company enters into two principal types of advance advertising agreements with customers. The Azteca plan generally requires advertisers to pay in full within four months of the date in which they sign the advertising agreement. The Mexican plan allows customers to pay for advertising by making cash deposits from 10% to 20% of the advertising commitment, with the balance payable in installments, which are generally supported by promissory notes, over the period during which the advertising is aired. The Company records cash or other assets received and the amounts due and its obligation to deliver advertising under both types of advance advertising agreements when the contracts are signed. The amounts represented by such advertising advances are credited to net revenue as the contracted advertising is aired. Such obligations with respect to advertising advances are considered non-monetary liabilities and are restated by applying factors derived from the NCPI.

u. Earnings per share applicable to majority stockholders

Earnings per share is calculated based on the net income attributable to the majority stockholders divided by the weighted average number of shares outstanding during the year. See Note 11. The weighted average number of common shares outstanding during the years ended December 31, 2003 and 2002, was 9,125 million and 9,057 million, respectively.

As required by Statement B-14, “Earnings per share”, issued by the MIPA, earnings per share was as follows:

	Year ended December 31,
	2003	2002
Earnings per preferred and common shares (*)	Ps0.173	Ps0.113

(*) Earnings per preferred share	Ps0.044	Ps0.044

v. Stock option plans for employees

Stock options granted to employees are recorded when the options are exercised by crediting paid-in capital stock for the amount of cash received.

w. Liabilities, provisions, contingent assets and liabilities and commitments

Beginning January 1, 2003, Statement C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” issued by the Accounting Principles Board of the MIPA, went into effect. This Statement establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as part of its normal operations.

(15)

As a consequence of the adoption of this Statement, the Company’s liabilities represent present obligations and the liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the use of economic resources. These provisions have been recorded, based on management’s best estimate of the amount needed to cover the existing liability; however, actual results could differ from the provisions recognized. At December 31, 2003, the provisions were immaterial.

The adoption of this Statement did not have a significant effect on the Company’s financial position.

x. Reclassifications

Certain reclassifications have been performed in connection with the comparison of figures of the fiscal year 2002 against the current fiscal year.

NOTE 3—FOREIGN CURRENCY POSITION:

Monetary amounts in this note are expressed in thousands of U.S. dollars (US$), since this is the currency in which most of the Company’s foreign currency transactions are carried out.

Since December 1994 the Mexican government has allowed the peso to float freely in the foreign exchange market. At December 31, 2003, the exchange rate was Ps11.232 to the dollar (Ps10.395 at December 31, 2002). As a result, the Company had net exchange losses of Ps191,263 and Ps367,158 during the years ended December 31, 2003 and 2002, respectively, which are shown in the statement of results of operations as a component of comprehensive financing cost.

At March 31, 2004, date of issuance of the audited financial statements, the exchange rate was Ps11.21 per dollar.

At December 31, 2003 and 2002, the Company had monetary assets and liabilities in foreign currencies as shown below:

	At December 31,
	2003		2002
Assets	US$	510,347	US$	491,936
Liabilities		(727,161)		(674,511)

Net short position	(US$	216,814)	(US$	182,575)

At December 31, 2003 and 2002, the Company had no hedge contracts for protection against foreign exchange risks.

(16)

NOTE 4—OPERATIONS WITH FINANCIAL INSTRUMENTS:

a. Marketable securities

During 2002, the Company purchased Ps295,988 (nominal) of Ordinary Participation Certificate (“CPOs”) of Grupo Elektra, S. A. de C. V. (“Grupo Elektra”), a related party. In October 2002, the Company entered into a put option agreement with its CPOs in Grupo Elektra, which expired in October 2003 without being exercised. Pursuant to the option agreement, the Company was required to pay a premium of 10.5% of the total option valued at the strike price. Also, in October 2003, the Company entered into a call option agreement related to these CPOs, receiving a premium of 4.75% of the total option valued at strike price, which was exercised in December 2003, and not renewed thereafter. For the years ended December 31, 2003 and 2002, the Company recorded a gain and (loss) in comprehensive financing cost of Ps19,949 and (Ps58,907), respectively, to reflect the fluctuation in the market value of the investment. As of December 31, 2003, the Company divested itself totally of this instrument.

b. Financial instruments

In January 2002 and in April and May 2003, the Company contracted monthly certificates of deposit with a rate of return based on the market value of the Company’s CPOs, which were recorded in stockholders’ equity. The Company has periodically renewed the certificates of deposit upon expiration. For the years ended December 31, 2003 and 2002, as a result of the change in market value of the CPOs, the Company recognized a gain (loss) of Ps217,201 and (Ps35,451), respectively, in stockholders’ equity. At December 31, 2003 and 2002, the outstanding balance of this investment was Ps461,781 and Ps144,805, respectively.

NOTE 5—ACCOUNTS RECEIVABLE:

	At December 31,
	2003		2002
Amounts due from advertisers	Ps	4,837,258	Ps	4,597,227
Accounts receivable from Unefon (see Note 8)		259,199		83,851
Taxes recoverable		178,197		120,612
Prepaid expenses		68,434		69,380
Other accounts receivable (see Note 8)		449,795		338,923

		5,792,883		5,209,993
Allowance for uncollectible accounts		(71,054)		(93,421)

	Ps	5,721,829	Ps	5,116,572

Amounts due from barter transactions included in amounts due from advertisers amounted to Ps514,072 and Ps366,655 as of December 31, 2003 and 2002, respectively.

The Company evaluates periodically the recoverability of amounts due from advertisers and other accounts receivable. When it is determined that such accounts are not recoverable, the amounts due from advertisers are charged to net revenue and other accounts receivable are charged to other expenses.

(17)

NOTE 6—PROPERTY, MACHINERY AND EQUIPMENT:

	At December 31,
	2003		2002
Buildings	Ps	1,167,335	Ps	1,162,653
Machinery and operating equipment		2,707,566		2,404,150
Furniture and office equipment		232,783		232,013
Transportation equipment		364,573		360,588
Other fixed assets		561,242		551,384

		5,033,499		4,710,788
Accumulated depreciation		(3,419,719)		(2,971,371)

		1,613,780		1,739,417
Land		566,751		576,912
Construction in progress		4,128		3,702

	Ps	2,184,659	Ps	2,320,031

At December 31, 2003 and 2002, property, machinery and equipment amounting to Ps793,447 and Ps1,016,022, respectively, had been pledged to guarantee bank loans. See Note 9.

NOTE 7—OTHER ASSETS:

	At December 31,
	2003		2002
Investment in affiliates	Ps	147,917	Ps	68,202
Advances to Corporación de Noticias e Información, S. A. de C. V.		285,355		309,831
Deferred costs related to the issuance of guaranteed senior notes—Net		62,012		82,027
Account receivable from Pappas Telecasting of Southern California, LLC (see Azteca America below)				244,917
Other assets		184,113		156,158

	Ps	679,397	Ps	861,135

Advance payments to Pappas Telecasting Companies, through Azteca America (see Azteca America below)	Ps	1,451,105	Ps	1,200,312

Investment in Todito.com, S. A. de C. V. (Todito), associated company	Ps	214,716	Ps	332,689

Investment in Unefon, associated company	Ps	—	Ps	1,825,653

Investment in 50% equity interest in Cosmofrecuencias, S. A. de C. V. (Cosmofrecuencias), associated company	Ps	—	Ps	368,829

(18)

Corporación de Noticias e Información, S. A. de C. V. (“CNI”)

On December 10, 1998, the Company entered into a Joint Venture Agreement with Televisora del Valle de México, S. A. de C. V. (“TVM”), the owner of the concession for UHF Channel 40 in Mexico City, and its subsidiary CNI, with the following terms:

1.	The Company agreed to provide advisory services to TVM and CNI regarding the television operations of Channel 40 for a period of 10 years or until the expiration of TVM’s television concession, whichever is shorter.

2.	Under a Programming, Promotion and Commercialization Agreement with TVM, CNI agreed to cede to the Company the rights and obligations, originally established in favor of CNI, to program and operate Channel 40. The Company agreed to pay to CNI 50% of the joint venture’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) on a quarterly basis, with an advance payment of US$15,000 to be applied against future EBITDA generated from the operation of Channel 40, over a maximum period of ten years. At December 31, 1999, the Company had made advances of US$15,000.

3.	The Company has provided a US$10,000 credit facility in favor of CNI for a period of ten years with a grace period for the payment of principal and interest of three years. The interest accrues at an annual rate based on the maximum interest rate paid by the Company plus 25 basis points. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle was pledged as collateral. At December 31, 2003 and 2002, CNI had drawn down US$10,000 under this credit facility.

4.	Under a purchase option contract, the Company has the right to acquire up to 51% of the capital stock of TVM beginning in November 2002. The sale price of the capital stock would be the greater of US$100,000 (which increases gradually over time) and ten times the EBITDA generated by Channel 40 for the 12 months preceding the exercise of the purchase option, adjusted for the number of shares being purchased. This contract also gives Mr. Javier Moreno Valle and Mr. Hernán Cabalceta Vara the right to put their entire CNI capital stock to the Company, under certain circumstances. The Company has the right to transfer the shares acquired to any of its subsidiaries.

5.	Under the terms of this agreement, the Company has the right to determine all Channel 40 programming except for 16 and one-half hours per week that is to be made up of CNI-determined programming. In return for the transmission rights of this CNI-determined programming through Channel 40, the Company agreed to pay CNI, during the first year, US$5.0 for each 60 minute program or its equivalent broadcast and, after the second year, US$1.65 for each rating point generated by the broadcast of CNI-determined programming on Channel 40.

(19)

6.	To improve the efficiency of Channel 40’s operations, the Company agreed to provide accounting, administrative, computer, technical or any other advice that will improve the operations and administration of Channel 40.

In July 2000, CNI stopped broadcasting the Company’s signal, in violation of its contractual obligation under the joint venture agreement, and the Company’s signal has not been broadcast on Channel 40 since that date. In response to CNI’s actions, the Company filed several lawsuits against CNI. At March 31, 2004, date of issuance of these financial statements, this matter is in litigation. The Company is seeking lost profits and the enforcement of its purchase option right under the joint venture agreement to acquire up to 51% of the capital stock of TVM. As of December 31, 2003 and 2002, the Company had advanced an aggregate amount of US$34,000 to CNI, which includes US$9,000 representing interest on the credit facility and additional operating expenses for account of CNI in connection with the joint venture, which may be recovered from future earnings of the joint venture.

In December 2002, an Arbitration Tribunal of the International Court of Arbitration of the International Chamber of Commerce issued an award concluding that the joint venture and the purchase option agreement entered into by the Company and CNI are valid, in effect and enforceable. As a consequence of this conclusion, the Company believes that the terms of the arbitration award confirms the Company’s right to operate Channel 40 as contemplated by the joint venture and to exercise its right to acquired up to 51% of the capital stock of TVM. In December 2002, the signal of TV Azteca was reestablished at Channel 40. Following this event, the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes, or SCT) took exclusive control of the Channel 40 transmission site and signal. In January 2003, CNI filed an action for relief (amparo) before a federal court seeking to reverse SCT’s decision to take exclusive control of the Channel 40 transmission site and signal. On January 27, 2003, CNI regained control of the Channel 40 transmission site and signal. On that same day, the Company appealed the decision. Although no assurance can be given, management of the Company believes it will prevail in the litigation, and accordingly no reserve has been established in connection with this matter.

Azteca America

In July 2001, the Company, through Azteca International Corporation (Azteca America), a company incorporated in the U.S., launched the Azteca America Network, a new Spanish-language television broadcast network in the U.S. Through Azteca America, its wholly-owned subsidiary, the Company establishes affiliate relationships with television broadcast stations in U.S. markets that have a significant Hispanic population. In addition, Azteca America’s affiliates may enter into distribution agreements with cable operators. Through the Azteca America Network, the Company distributes in the U.S. certain of its programming including telenovelas, reality programming, sports, news and other general entertainment programming in the Spanish language, which the Company refers to as the Azteca America Programming.

(20)

In 2001, Azteca America entered into station affiliation agreements with affiliates of Pappas Telecasting Companies (“Pappas Group”) in the Los Angeles, San Francisco, Houston and Reno television markets. When Azteca America entered into station affiliation agreements with Pappas Telecasting of Southern California LLC (“Pappas California”), operator of its Los Angeles affiliate, the Company became a party to credit agreements and Azteca America entered into an equity option agreement that gave it the right to acquire an equity interest in Pappas California. Additionally, in connection with entering into the station affiliation agreements with affiliates of Pappas Group in the San Francisco and Houston television markets, Azteca America acquired a 25% equity interest in each of the television stations for an aggregate purchase price of US$70,654.

In 2002, the Company and Pappas Group were involved in a number of lawsuits regarding certain agreements between the parties. However, on February 13, 2003, the Company announced that a definitive settlement agreement that resolved all of the outstanding litigation and disputes between the Company and Pappas Group had been executed. As part of this settlement, Pappas Group re-acquired the 25% equity interests held by Azteca America in the Pappas Group-controlled San Francisco and Houston station affiliates. In addition, the outstanding indebtedness of Pappas California, the operator of its Los Angeles affiliate, in the amount of US$56,200 was cancelled as well as Azteca America’s option to purchase an equity interest in its Los Angeles affiliate. In return, Pappas Group issued Azteca America a promissory note (“the New Pappas Promissory Note”), in the initial principal amount of US$128,000 that is secured by the assets of its Los Angeles station. However, since Pappas Group did not repay the New Pappas Promissory Note prior to April 30, 2003, the principal amount was increased to US$129,000. The New Pappas Promissory Note bears interest at an annual rate of 11.6279% from the initial maturity date. The initial maturity date of the New Pappas Promissory Notes was June 30, 2003.

Under the terms of the settlement, the parties agreed that if the New Pappas Promissory Note was not paid prior to the initial maturity date, the three-year Local Marketing Agreement (“LMA”) between Azteca America and Pappas California would become effective with respect to the Los Angeles station and, in addition, Azteca America would have, as from January 1, 2006, the option to purchase all of the assets of the Los Angeles station for a purchase price of US$250,000, subject to applicable statutory limitations and receipt of all necessary regulatory approvals. Since the New Pappas Promissory Note was not repaid on or before June 30, 2003, the LMA and the purchase option have become effective.

Azteca America is entitled to retain all advertising revenue generated from the programming it supplies to the station. Azteca America pays an annual LMA fee of US$15,000 to Pappas Group, which is offset dollar-for-dollar by the interest payable on the Note.

Azteca America and Pappas Group also agreed to certain modifications of the existing station affiliation agreements governing the Los Angeles, San Francisco, Houston and Reno stations.

In addition to Azteca America’s arrangements with Pappas Group affiliates, at December 31, 2003 and 2002, Azteca America had also entered into station affiliation agreements with television broadcast companies covering approximately 73% and 53%, respectively, of the U.S. Hispanic population.

(21)

Pursuant to these station affiliation agreements, the stations have been granted exclusive licenses for over-the-air broadcasting of Azteca America programming in their respective markets. These agreements have terms ranging from two to seven years which may be automatically renewed for a specified duration, also ranging from two to seven years. Azteca America has the right to receive all of the net advertising revenue that it generates on each of the broadcast stations other than in the Las Vegas and Orlando markets, where it is only entitled to 50% of the net advertising revenue.

In the years ended December 31, 2003 and 2002, net advertising revenues generated through Azteca America amounted to Ps118,319 and Ps39,486, respectively.

Todito

At its meeting held on February 9, 2000, the Company’s Board of Directors approved a US$100,000 investment in Todito. The investment was made on February 14, 2000 through an advertising, programming and services agreement (see Note 8), in exchange for 50% of the capital stock of Todito. The Company has the ability to exercise significant influence, but not control, over the operations of Todito. This investment is accounted for by the equity method and is presented on the balance sheet as “Investment in Todito”. This acquisition resulted in goodwill of Ps564,942. The amortization of goodwill for the years ended December 31, 2003 and 2002 was Ps28,342 and Ps28,342, respectively.

In May 2003, Todito made a pro rata reimbursement of the premium on issuance of its capital stock in an amount of Ps67,568, of which Ps33,784 was received by the Company and was credited to the investment in Todito.

Todito operates a Spanish-language Internet portal and internet connection service located at “www.todito.com” that was launched in August 1999 by Dataflux, S. A. de C. V. (“Dataflux”), a company controlled by the brother of Mr. Salinas Pliego. Todito’s website provides e-commerce and other services to Mexico and the Hispanic population in the United States.

Unefon and Cosmofrecuencias

a. Spin-off of the investment

On October 16, 2003, the Company’s Board of Directors approved a spin-off of the investment in shares of Unefon and Cosmofrecuencias and part of the stockholders’ equity to create a spun-off company by the name of Unefon Holdings, S. A. de C. V. (Unefon Holdings), a related party, with balances at December 31, 2003. This decision was ratified at the extraordinary stockholders’ meeting held on December 19, 2003.

The advertising agreements between Unefon and the Company, as well as the accounts receivable that Unefon is required to pay to the Company, will remain unchanged.

(22)

As a result of the spin-off the Company no longer has any investment in the telecommunications industry.

Following is condensed consolidated information at December 31, 2003 concerning the effects of said spin-off on the Company’s financial statements:

	Prior to the spin-off		Effects of the spin-off		Post-spin-off balances
ASSETS
Current assets	Ps	9,335,219			Ps	9,335,219
Investment in Unefon		666,568	(Ps	666,568)		—
Investment in Cosmofrecuencias		104,487		(104,487)		—
Accounts receivable from Unefon		1,798,437				1,798,437
Property, machinery and equipment—Net		2,184,659				2,184,659
Television concessions—Net		3,851,552				3,851,552
Investment in Todito		214,716				214,716
Advance payments to Pappas Telecasting
Companies, through Azteca America		1,451,105				1,451,105
Other non-current assets		2,463,097				2,463,097

Total assets	Ps	22,069,840	(Ps	771,055)	Ps	21,298,785

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	Ps	3,764,096			Ps	3,764,096
Long-term liabilities		12,935,853				12,935,853
Stockholders’ equity		5,369,891	(Ps	771,055)		4,598,836

Total liabilities and stockholders’ equity	Ps	22,069,840	(Ps	771,055)	Ps	21,298,785

The spin-off had no effect on the results of the Company at December 31, 2003.

(23)

Following is an analysis of movements of the investment in shares of Unefon and Cosmofrecuencias for the year ended December 31, 2003:

	Unefon		Cosmofrecuencias		Total
Balances at January 1, 2003	Ps	1,825,653	Ps	368,829	Ps	2,194,482
Loss for the period from holding non monetary assets		(70,967)				(70,967)

Balances prior to recognition of accumulated equity in the results of associated companies		1,754,686		368,829		2,123,515
Recognition of accumulated equity in the results of associated companies (1)		(1,088,118)		(264,342)		(1,352,460)

Balances at December 19, 2003		666,568		104,487		771,055
Spin-off of the investments in Unefon and Cosmofrecuencias on December 19, 2003		(666,568)		(104,487)		(771,055)

Balances at December 31, 2003	Ps	—	Ps	—	Ps	—

(1)	Includes impairment loss for Unefon and Cosmofrecuencias of Ps579,706 and Ps206,875, respectively, for the year ended December 31, 2003.

b. Background on the investment

On May 14, 1999, the Company signed an agreement (the “Stockholders Agreement”) with Ricardo B. Salinas Pliego and Moisés Saba Masri, to invest in Unefon and its subsidiaries. Unefon is a personal telecommunications fixed digital wireless network that is a provider of wireless mobile telephone services in Mexico. The Stockholders’ Agreement establishes that Unefon must be operated and managed as a joint venture, initially between Ricardo Salinas and Moisés Saba. The Stockholders’ Agreement required each of Ricardo Salinas and Moisés Saba Masri to contribute US$186,500 to Unefon’s capital, for a total of US$373,000 in capital stock. These capital contributions to Unefon were completed on June 15, 1999.

Before signing the Stockholders’ Agreement, Ricardo Salinas made a contribution to Unefon’s capital of approximately US$88,600, through Corporación RBS, S. A. de C. V., a company belonging to him, which was used to make an advance payment to the Mexican government for the acquisition of wireless concessions and for pre-operating expenses. Mr. Salinas made the balance of the contribution required by the Stockholders’ Agreement with funds borrowed from Azteca Holdings, S. A. de C. V. (“AH”), the Company’s parent. AH obtained part of the funds for this loan from the sale of 218 million of the CPOs of the Company owned by AH to a group of private Mexican investors. AH obtained the remaining funds for the loan from the sale by AH of 44 million TV Azteca CPOs to AH’s wholly-owned subsidiary, Compañía Operadora de Teatros, S. A. de C. V.

(24)

The Company acquired the interest in Unefon held by Ricardo Salinas at cost (including financial costs) for US$189,793, which was funded through: (i) proceeds from the issuance of shares; (ii) the payment of US$35,108 in cash and (iii) the cancellation of debts of US$43,067 owed to the Company by CRBS.

In February 2000, Unefon commenced operations.

At the extraordinary stockholders’ meeting held on October 2, 2000, the Unefon stockholders agreed to reduce Unefon’s capital stock by Ps611 million (nominal). At December 31, 2001, this reduction had not yet been made, and is shown in Unefon’s financial statements as an account payable to the stockholders, bearing interest at an annual rate of 8%. The stockholders used the proceeds of this capital reduction to capitalize a newly formed company owned 50% by the Company and 50% by Moisés Saba Masri, Cosmofrecuencias, for which purpose, the Company contributed Ps368,829 at December 31, 2001. In June 2002, the Company contributed to Cosmofrecuencias as a capital contribution its receivable from Unefon, including the accrued interest, for 50% of Cosmofrecuencias’ capital stock.

On October 19, 2000, the Board of Directors approved the grant to its stockholders of the rights to acquire the Company’s investment in Unefon and Cosmofrecuencias shares, a decision which was ratified at the ordinary stockholders’ meeting held on December 4, 2000. As determined by the Company’s Board of Directors, the Company’s existing stockholders would have the right to purchase the shares in Cosmofrecuencias from October 19, 2001 to October 19, 2006. The total exercise price for this option would be approximately US$32,000.

The grant of the rights (“Rights”) to acquire the Unefon shares was subject to receiving the requisite consent of the holders of the Company’s and AH’s Senior Notes. On March 27, 2001, the Company obtained the consents and paid a fee totaling Ps119,797 to the holders of the TV Azteca Notes (as defined in Note 9), which was recorded as part of its total investment in Unefon. The grant of the Rights was also subject to receiving certain third party approvals, including the approval of Nortel Networks Corporation (“Nortel”), Unefon’s major creditor, and to filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the Rights.

The Rights were exercisable until December 11, 2002, unless the period were extended by the Company or an acceleration event occurred. In December 2002, the Company’s Board of Directors approved an extension exercise period through December 11, 2003. Any Rights not exercised by the exercise date would expire and the Company would retain ownership of the shares together with Rights. The Rights would become exercisable prior to December 11, 2003 if the Board of Directors of the Company approved a merger of Unefon, a sale of all or substantially all of Unefon’s assets or a sale (by tender or otherwise) of a majority of Unefon’s shares or otherwise determined to accelerate the exercisability of the Rights.

(25)

With respect to the Company’s investment in Unefon, the Company’s stockholders had the right to acquire those shares subject to the occurrence of certain conditions, at a price of US$0.15128 per Unefon share owned by the Company, for a total amount of US$176,998. At December 31, 2002, the Company’s investment in Unefon reflects the net book value of the investment at the date of the decision to sell Unefon. The Company would record any differences between the book value of the investment and the ultimate sales price once the stockholders exercised the purchase option and all the legal requirements of the transaction had been complied with.

In July 2002, the Company announced that its Board of Directors had approved seeking the approval of the Company’s shareholders to spin off of its investment in Unefon in the form of a distribution of all of the shares of Unefon that the Company owns to the Company’s shareholders at no cost before the end of 2002. However, as a consequence of the dispute between Unefon and Nortel, the Company’s Board of Directors postponed submitting the proposal to the Company’s shareholders. Finally, the spin-off was carried out in December 2003, once the disputes between Unefon and Nortel had been resolved.

The Rights to acquire the Unefon shares expired on December 12, 2003. The conditions for public offering had not been complied with and, therefore, they were not exercised. Moreover, at the Extraordinary Stockholders’ Meeting held on December 19, 2003, the stockholders decided to cancel the call option on the Cosmofrecuencias shares.

c. Unefon financing and operating agreements

In September 1999, Unefon entered into a financing agreement and a procurement agreement with Nortel pursuant to which Nortel agreed to assist Unefon in the design and construction of its telecommunications network.

In December 2000, in connection with certain modifications of Unefon’s financing agreement with Nortel, the Company and Mr. Saba agreed, jointly and severally, in a shareholder’s agreement to provide Unefon with up to US$35,000 by way of either equity or subordinated debt in the event Unefon had liquidity problems in 2001 or 2002.

In July 2001, the Company and Moisés Saba Masri announced their intention to make loans to Unefon of up to US$80,000 each. The Company has suspended any further financial support to Unefon in light of Unefon’s dispute with Nortel. At December 31, 2003 and 2002, the Company had provided US$30,000 and US$48,000, respectively, of loan guarantees on behalf of Unefon, of which US$19,100 had become due and been paid by the Company. See Note 8.

On March 10, 2004, Unefon paid the Company US$17,000, after which Unefon’s debt under the loan guarantee was US$10,000 at that date, which includes US$8,000 of interest and guarantee fees.

(26)

Unefon and Nortel, Unefon’s major equipment supplier and former lender, became engaged in a dispute over each party’s compliance with the terms and conditions of the financing agreement, the procurement agreement and other related agreements entered into by the parties, which resulted in the filing of various legal actions by both parties. On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of the procurement agreement, financing agreement and any related agreements, and terminated all actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the existing procurement agreement and entered into a new procurement agreement. In connection with the settlement, Unefon paid an aggregate of US$43 million to Nortel, of which US$18 million was applied to accounts receivable and US$25 million was applied to reduce the total amount of debt owed by Unefon to Nortel, leaving an outstanding balance of US$325 million as of the settlement date. Concurrently with the settlement, Codisco Investments LLC (“Codisco”), a company formed in the U.S., State of Delaware of which Mr. Ricardo Salinas Pliego, principal stockholder and chairman of the Board of Directors of the Company, indirectly owned 50%, purchased for US$150 million the US$325 million debt owed by Unefon to Nortel. The amount of US$150 million was paid as follows: US$43 million was paid by Unefon at the date of the agreement, and US$107 million was paid by Codisco. Nortel and Codisco entered into an assignment and assumption agreement pursuant to which Codisco replaced Nortel as lender under the financing agreement, and Unefon’s stock pledges in favor of Nortel were assigned to Codisco. In the agreement which formalized the purchase of the debt, Nortel stipulated that the debt could not be sold to a party unrelated to Unefon without Nortel’s express consent.

On another front, in September 2003, Unefon signed a service agreement to provide capacity to an unaffiliated third party and received US$268 million as an advance payment under such agreement. Unefon used these funds, in addition to funds from operations and short-term loans, to pay off the debt owed to Codisco. With this payment, all of Unefon’s assets, that had been collateralizing the loan were released.

As a result of those operations, from late December 2003 to date the Company is in the process of being investigated by the Securities and Exchange Commission of the United States (“SEC”) in respect of potential violations of the United States Securities and Exchange Act of 1934 and certain rules promulgated thereunder, in connection with the disclosure of these operations in various reports issued by the Company and Unefon during the year 2003. As of March 31, 2004, the date of issuance of these consolidated financial statements, the investigation is still ongoing and, therefore, the Company is not in a position to determine the impact, if any, of that investigation on its financial statements, its officers or its Board of Directors. The consolidated financial statements do not include any adjustment that might be required as a result of said investigation.

(27)

NOTE 8—BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

The Company had the following amounts due from and payable to related parties:

	At December 31,
	2003		2002
Accounts receivable:
Operadora Unefon, S. A. de C. V. (Ounefon)	Ps	332,070	Ps	269,199
Azteca Holdings, S. A. de C. V.		186,323		138,393
Biper, S. A. de C. V.		13,155		33,653
Teleactivos, S. A. de C. V.		46,455		17,040
Club Atlético Morelia, S. A. de C. V.		5,560		30,665
Movilaccess, S. A. de C. V.		27,948
Grupo Elektra		11,060
Corporación RBS, S. A. de C. V.				4,613
Other		2,483		10,364

	Ps	625,054	Ps	503,924

Accounts payable:
Todito	Ps	27,254	Ps	58,592
Grupo Elektra				18,169
TV Cuscatleca				7,450
Other		258		297

	Ps	27,512	Ps	84,508

Additionally, as described in Note 7, at December 31, 2002, the Company had an account receivable from Pappas Telecasting of Southern California, LLC, a related party at that date.

The principal transactions with related parties were as follows:

Advertising revenue

Revenue from broadcasting advertising for related parties amounted to Ps305,236 and Ps229,325 during the years ended December 31, 2003 and 2002, respectively.

Advertising contracts

In March 1996, the Company entered into a Television Advertising Time Agreement with Grupo Elektra under which Grupo Elektra (or any company in which Grupo Elektra has an equity interest) has the right to receive at least 300 advertising spots per week for a period of 10 years. Each spot has a duration of 20 seconds, and the aggregate amount of airtime is not to exceed

(28)

5,200 minutes annually. The spots are to run only in otherwise unsold airtime. In exchange for the television advertising airtime, the Company will receive US$1,500 per year. The agreement may not be terminated by the Company but may be terminated by Grupo Elektra, which may also transfer its rights under this agreement to third parties.

Effective September 30, 1996, the Company entered into a Television Advertising Time Agreement with Dataflux (the “Dataflux Advertising Agreement”) under which Dataflux or any of its subsidiaries has the right to 480 advertising spots per month on Channel 7 or 13 for a period of 10 years. Each spot is to have a duration of 30 seconds. The aggregate amount of airtime provided by the Company under this agreement is not to exceed 2,880 minutes annually, and the advertising spots shall run only in otherwise unsold airtime. In exchange for the advertising time, Dataflux has agreed to pay the Company US$831 annually, payable in advance each year. The Dataflux Advertising Agreement may not be terminated by the Company; however, it may be terminated by Dataflux at any time upon at least 90 days’ notice.

In June 1998, the Company signed an advertising agreement with Unefon (“Unefon Advertising Agreement”), which as been subsequently amended. Under the terms of the Unefon Advertising Agreement, Unefon has the right to advertising spots on Channels 13 and 7 and their national networks, as well as any other open television channel operated or commercialized by the Company, either directly or indirectly through its affiliates or subsidiaries. The advertising spots that are the subject of the Unefon Advertising Agreement will total 120,000 GRPs (a GRP is a Gross Rating Point, which is the number of rating points for the broadcast of a 60-second commercial or proportional fraction thereof) over a ten-year period. The agreement may not be cancelled by either party.

Each year during the term of the agreement, Unefon will be able to make use of up to 35,000 GRPs. Unefon must submit a request for air time, specifying dates and hours of show-time, to the Company in advance.

Unefon is obligated to make use of 100% of the GRPs over a period of ten years. Any balance remaining after ten years will be automatically cancelled and the Company will have no further obligations to Unefon. Unefon will pay the Company 3% of its gross revenues up to a maximum of US$200,000 for the advertising services in installments as advertising is aired. Until December 31, 2002, the Company recorded revenue under the terms of this agreement as the GRPs were consumed based on a rate schedule established in the agreement, which provided for less expensive GRPs initially and more expensive GRPs toward the end of the agreement. In January 2003, the Company and Unefon amended the original agreement. Under the terms of the amended agreement, the Company is recording revenues based on the GRPs used, valued at a price equivalent to 3% of Unefon’s gross revenues up to a maximum of US$200,000. This change increased net revenues in the amount of Ps20,648 for the year ended December 31, 2003, for the total GRPs used at that date. All the other terms of the agreement remain the same. The original agreement provided that Unefon might defer making payments until the third year of the agreement, and Unefon must would interest on any unpaid advertising aired, at the rate per annum of the average annual Costo Porcentual Promedio de Captación, plus three percentage

(29)

points. However, during 2001 Unefon and the Company agreed to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment due in June 2003. The deferred payments bear interest at an annual rate of 12%. Beginning in 2003, Unefon’s payments to the Company are due on a current basis. At December 31, 2003 and 2002, the aggregate deferred payments equaled US$10,824 and US$15,707 (including interest), respectively.

The Company’s right to payment under the agreement was subject to compliance by Unefon with its payment obligations under the finance agreement with Nortel.

On February 14, 2000, the Company, together with its subsidiary Grupo TV Azteca, S. A. de C. V., signed an advertising, programming and services agreement with Todito. The total amount of the five-year agreement was US$100,000 and consisted of US$45,000 for advertising services, US$50,000 for programming content and US$5,000 corresponding to sales services. Under the terms of this agreement, the Todito web site has the right to transmit announcements and advertising messages relating to the Todito Internet web page on the Azteca 13 and 7 networks, as well as on the satellite signal sent to other countries by the Company, during advertising spots that do not exceed an aggregate of 78,000 GRPs.

Todito is required to use the GRPs over a five year period and the Company must provide a minimum of 14,000 GRPs per year. For the years ended December 31, 2003 and 2002, the income from advertising services provided under this agreement amounted to Ps74,974 and Ps71,125, respectively.

Todito also has the right to display on its web site news programs, telenovelas, sporting events, and other programming material displayed by the Company on its web sites (“tvazteca.com.mx” and “tvazteca.com”).

The Company currently records the value of the content provided to Todito on a straight line basis over the life of the agreement. For the years ended December 31, 2003 and 2002, the Company recognized income of Ps133,681 and Ps119,815, respectively, relating to programming content provided to Todito. Under the terms of the agreement, the Company cannot assign to third parties the right to use and exploit the content obtained from the Company through other web pages on the internet.

The Company has also agreed to lend assistance, through its sales department, in promoting to its customers and to advertising agencies the advertising services that Todito provides through its web site. For the years ended December 31, 2003 and 2002, the income from sales services provided under this agreement amounted to Ps16,454 and Ps12,531, respectively.

On January 8, 2003, the Company entered into an advertising agreement with Biper, S. A. de C. V. (“Biper”) for Ps36,500 (nominal). Pursuant to the agreement, Biper has the right to air advertising spots on Channels 13 and 7 and their national networks from January 8, 2003 to January 7, 2005. Biper’s right under the agreement may be assigned to third parties.

(30)

On July 1, 2003, the Company signed an advertising agreement with an advertising agency under which the Company renders advertising services to Grupo Iusacell, S. A. de C. V., a related party. The agreement comprises the period from July 1, 2003 to December 31, 2004. For the year ended December 31, 2003, advertising services rendered to that company amounted to Ps20,231.

Banco Azteca, S.A. de C.V. (“Banco Azteca”) signed four advertising agreements with Red Azteca Internacional, S.A. de C.V., a subsidiary company, dated as of October 8, 2003, December 9, 2003, March 10, 2004 and March 11, 2004, respectively, for the promotion of products and services of Banco Azteca on television Channels 7 and 13.

Commission income on banner sales and other services with related parties

In 2003 and 2002, the Company’s sales force offered its customers the inventory of banners and other advertising services through the todito.com webpage. The Company charges for the banners and advertising services sold, and in exchange for that service it receives and records a 20% commission on sales. During the years ended December 31, 2003 and 2002, commission income on sales pertaining to these services amounted to Ps7,000 and Ps19,740, respectively.

In December 2003, the Company and Todito signed an agreement for these services amounting to Ps210,000, for a period of 20 months as from the date of signature. The 20% commission will be recorded in income as services are rendered.

Also, the Company and a non-related party signed an agreement in November 2003 for the purchase of “Todito” banners to be subsequently sold to the Company’s customers. The agreement amounts to Ps140,000 for a three-year term, effective upon signing the agreement. For the year ended December 31, 2003, the Company had used Ps47,000 of that agreement, which were charged to income of the year.

01900 service income

On March 1, 2002, the Company and Teleactivos, S. A. de C. V. (Teleactivos), a related party, signed an agreement for an indefinite period under which Teleactivos provides the service of controlling and identifying telephone calls by means of the 01900 service for viewers taking part in the contests arranged by the Company. Of that service income, minus the costs involved in rendering the service (net profit), the Company recognizes 51% and Teleactivos the remaining 49%. On January 1, 2003, the agreement was amended so that as from that date the Company receives 30% of the net profit in that operation, and Teleactivos receives the remaining 70%. For the years ended December 31, 2003 and 2002, net income arising from this agreement was Ps59,660 and Ps79,373, respectively.

(31)

Interest income

During the years ended December 31, 2003 and 2002, the Company extended short-term loans to certain related parties. Interest income under these arrangements amounted to Ps90,273 and Ps101,648, respectively.

(32)

Donations

In the years ended December 31, 2003 and 2002, the Company made donations to Fundación TV Azteca, A. C., a related party, in the amounts of Ps102,757 and Ps112,410, respectively. The related party has permission from the tax authorities to collect donations and issue the corresponding tax-deductible receipts.

Building rental income

In May 1998, the Company signed a building rental agreement with Ounefon, a wholly-owned subsidiary of Unefon. The lease has a term of ten years, starting June 1998, with a one-time right to renew for an additional ten years upon notice of at least 180 days prior to expiration. The rent under the lease is Ps2,190 a month, payable in advance each month. During the years ended December 31, 2003 and 2002, the aggregate rental income received by the Company amounted to Ps26,841 and Ps26,550, respectively.

Loans to officers and employees

From April to June 2002, the Company made loans to its principal directors and high-level officers, subject to 16% and 13% annual interest, which mature in December 2004. In the years ended December 31, 2003 and 2002, the balance of those loans was Ps233,744 and Ps243,888, respectively, of which, Ps155,398 had been collected at March 31, 2004. The balance at that date amounts to Ps78,346.

Recoverability of other accounts receivable from related parties

The Company evaluates periodically the recoverability of other accounts receivable from related parties. When it is determined that such accounts, which are non-operating accounts, are not recoverable, they are charged to other expenses.

NOTE 9—SHORT-TERM AND LONG-TERM BANK LOANS:

At December 31, 2003 and 2002, short-term loans amounted to Ps701,570 and Ps405,480, respectively, representing unsecured loans in U.S. dollars with Mexican and foreign banks, with an average annual interest rate of 7.81% and 7.41% at December 31, 2003 and 2002, respectively.

(33)

Long-term loans and senior notes at December 31, 2003 and 2002 are summarized as follows:

	At December 31,
	2003		2002
Bank loans	Ps	435,459
Building and equipment financing		260,781	Ps	109,453
Less-current portion		(77,133)		(49,052)

Long-term portion of bank loans	Ps	619,107	Ps	60,401

Total of guaranteed senior notes	Ps	4,773,600	Ps	4,593,265
Less current portion		(1,404,000)

Long-term portion of guaranteed senior notes	Ps	3,369,600	Ps	4,593,265

Loans from American Tower Corporation (“ATC”) due in 2019	Ps	1,345,053	Ps	1,294,240

Total long-term bank loans and guaranteed senior notes	Ps	5,333,760	Ps	5,947,906

Bank loans

Euro-Commercial Paper Program

On May 14, 1999, the Company entered into a US$75,000 Euro-Commercial Paper Program (the “ECP Program”) with ABN-AMRO Bank, N.V., as the principal arranger and dealer. The size of the ECP Program was increased to US$130,000 in July 1999. Notes issued under the ECP Program are issued at a discount. The Company’s payment obligations under the ECP Program are guaranteed by the principal subsidiaries of the Company that also guarantee the Company’s payment obligations under the guaranteed senior notes. The maturity of the notes issued under the ECP Program may not be more than 365 days. At December 31, 2003, the amount of the notes outstanding under the ECP Program was US$19,644, which is payable in a series of installments ending in November 2004. At December 31, 2002, the aggregate principal amount of the notes outstanding under the ECP Program was US$5,094, which was paid in a series of installments ending in June 2003.

Other bank loans

In July 2003, the Company obtained a US$20,000 loan from Deutsche Bank AG London (Deutsche Bank), which bears interest at a rate of 9% per year and matures on July 2, 2004.

(34)

On November 19, 2003, the Company entered into two unsecured loan agreements with Deutsche Bank for a total amount of US$55,000. The first agreement provides for a single advance to the Company on November 19, 2003 in an aggregate principal amount of US$35,000. The advance bears interest on the unpaid principal amount at a rate of LIBOR plus 5.50% and matures on November 21, 2005. The second agreement provides for a single advance to the Company on November 19, 2003 in an aggregate principal amount of US$20,000. The advance under the second agreement bears interest on the unpaid principal amount at a rate of 5.71% and matures on November 21, 2004.

Building and equipment financing

On September 18, 1997, the Company obtained a mortgage loan for the acquisition of an office building amounting to US$25,854 from Banco Bilbao Vizcaya, S. A. (“BBV”). The Company is required to pay BBV annual interest of 8.5%, payable on December 31 of each year beginning on December 31, 1997. The principal was paid in December 2003 with the proceeds of the loan from Scotiabank Inverlat, S. A. de C. V. (Inverlat) described below.

In March 1999, the Company entered into a US$30,200 long-term import credit facility with Standard Chartered Bank, as lender, and the Exim Bank, as guarantor. Under this credit facility, TV Azteca was permitted to borrow through May 2002 all or a portion of the US$30,200 by delivering promissory notes. The import credit facility was established to finance the Company’s purchase of equipment manufactured in the U.S. In October 1999 and March 2000, the Company issued two promissory notes, one in the amount of US$12,200 due in October 2004, which bears interest at a rate of 7.6% per year, and one in the amount of US$10,500 due in March 2005, which bears interest at a rate of 8.45% per year. At December 31, 2003 and 2002, the aggregate outstanding amounts due under the promissory notes were US$5,589 and US$10,128, respectively.

On December 18, 2003, the Company contracted a Ps225,500 four-year loan from Inverlat, payable in 15 quarterly payments; the first 14 payments are for Ps15,026 and the last payment is for Ps15,036, and the first payment is due in June 2004. Interest is payable on the unpaid balance of the loan at the interbank compensation rate plus two percentage points, payable monthly. The loan imposes certain financial conditions to be complied with during the lifetime of the loan. The proceeds of the loan were used to pay off the mortgage loan from BBV mentioned above, which means that BBV released the respective mortgages, which were transferred to Inverlat as a result of the loan.

Guaranteed Senior Notes

On February 5, 1997, the Company issued unsecured Series A and Series B Guaranteed Senior Notes (collectively, the “Notes”) in the international markets in an amount of US$125,000, payable in the year 2004, at an interest rate of 10.125% per year and of US$300,000, payable in the year 2007, bearing an interest rate of 10.50% per year, respectively. Interest on the Notes is payable semi-annually on February 15 and August 15 each year, commencing on August 15, 1997.

(35)

Substantially all of the Company’s subsidiaries have fully and unconditionally guaranteed the Notes on a joint and several basis. The guarantor subsidiaries are all wholly-owned subsidiaries of the Company. The direct and indirect non-guarantor subsidiaries of the Company are individually and in the aggregate inconsequential. The parent company is a non-operating holding company with no assets, liabilities or operations other than its investments in its subsidiaries.

On February 15, 2004, the Company fully repaid the US$125,000 Note. The payment was made using US$60,000 from the Company’s cash position and US$65,000 of unsecured financing obtained from financial institutions.

Loans from ATC

On February 11, 2000, the Company entered into a long-term credit facility for up to US$119,800 with a Mexican subsidiary of ATC (the “ATC Long-Term Facility”). The ATC Long-Term Facility is comprised of a US$91,800 unsecured term loan and a US$28,000 working capital loan secured by certain of the Company’s real estate properties. In June 2003, the Company and the Mexican subsidiary of ATC amended the original agreement. Under the terms of the amended agreement, the interest rate on each of the loans is 13.109% per year (12.877% at December 31, 2002). The Company’s payment obligations under the ATC Long-Term Facility are guaranteed by three principal subsidiaries of the Company that also guarantee the Company’s payment obligations under the Guaranteed Senior Notes. The initial term of the unsecured term loan under the ATC Long-Term Facility is 20 years, which term may be extended, so long as the Global Tower Project Agreement remains in effect, for up to an additional 50 years. The term of the working capital loan matures in February 2004, but may be renewed annually for successive one-year periods so long as the Global Tower Project Agreement remains in effect.

On February 11, 2000, the Company drew down US$71,800 of the unsecured term loan and the full US$28,000 under the working capital loan, and in June 2000 it drew down the remainder of the unsecured term loan. A portion of the proceeds under the ATC Long-Term Facility was used to repay the ATC Interim Facility in its entirety. The balance of the proceeds from the ATC Long-Term Facility was used for general corporate purposes of the Company and its subsidiaries. At December 31, 2003 and 2002, US$119,800 was outstanding under the ATC Long-Term Facility.

In February 2000, the Company, together with its subsidiary Televisión Azteca, S. A. de C. V., entered into a 70-year Global Tower Project Agreement with a Mexican subsidiary of ATC covering space not used by the Company in its operations on up to 190 of the Company’s broadcast transmission towers. In consideration for the payment of a US$1,500 annual fee and for a loan of up to US$119,800 provided to the Company under the ATC Long-Term Facility, the Company granted ATC the right to market and lease the Company’s unused tower space to third parties as well as to the Company’s affiliates and to collect for ATC’s account all revenue related thereto. The Company retains full title to the towers and remains responsible for the operation and maintenance thereof. The SCT approved the parties’ agreement on February 10, 2000. After the expiration of the initial 20-year term of the ATC Long-Term Facility, the

(36)

Company has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to the commercialization rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Facility.

The maturity of the long-term bank loans and guaranteed senior notes is as follows:

Year ending at December 31,	Amount
2005	Ps	473,486
2006		68,572
2007		3,438,182
2008		8,467
2019		1,345,053

Total long-term bank loans and guaranteed senior notes	Ps	5,333,760

NOTE 10—LABOR OBLIGATIONS:

Below is a summary of the main financial data of the Company’s seniority premium plan:

	At December 31,
	2003		2002
Accumulated benefit obligation (same as accumulated liability)	Ps	3,333	Ps	3,542
Net projected liability		2,621		2,775

Intangible asset	Ps	712	Ps	767

Net cost for the year	Ps	1,426	Ps	1,676

NOTE 11—STOCKHOLDERS’ EQUITY:

a. Capital stock

The capital stock of the Company comprises Series “A” shares, Series “D-A” shares and Series “D-L” shares. Holders of Series “A” shares are entitled to vote at general meetings of stockholders of the Company. Holders of the Series “D-A” shares and Series “D-L” shares are entitled to vote only in limited circumstances. Holders of Series “D-A” shares and Series “D-L” shares are entitled to a dividend premium and liquidation preference. The rights of holders of all series of capital stock are otherwise identical except for limitations on ownership of Series “A” shares and Series “D-A” shares by persons other than eligible Mexican holders. The Series “A” shares are not exchangeable for shares of any class or equity securities of the Company. The Series “D-A” shares will be converted to Series “A” shares upon the tenth anniversary of the

(37)

creation of the CPO Trust and will have the same characteristics as the currently outstanding Series “A” shares of the Company. The Series “D-L” shares will be converted into Series “L” shares upon the tenth anniversary of their original issuance. The Series “L” shares that will be exchanged for Series “D-L” shares will entitle their holders to vote only in limited circumstances.

The issued and outstanding capital stock of the Company as of January 1, 2002 consisted of 10,815,834 thousand shares of which 5,408,078 thousand were Series “A” shares, 2,703,878 thousand were Series “D-A” shares and 2,703,878 thousand were Series “D-L” shares. The number of authorized shares at January 1, 2002 consisted of 9,050,045 thousand shares, of which 4,663,243 thousand were Series “A” shares, 2,193,401 thousand were Series “D-A” shares and 2,193,401 thousand were Series “D-L” shares.

As part of the Company’s employee stock option plan, during 2003 and 2002 the employees exercised their right to buy shares through said plan. As a result, the Company issued 23,139 thousand shares and 46,020 thousand shares, respectively, with a nominal value of Ps3,466 and Ps8,067, respectively, which resulted in a premium on the issuance of shares of Ps25,361 and Ps16,762, respectively.

During 2002, the Company decreased its capital stock by Ps19,632 through the repurchase of 111,349 thousand shares for Ps176,623. In that year, the nominal value of the repurchased shares was charged to the capital stock and the difference to the reserve for the repurchase of shares. During 2003 there were no repurchases of shares.

During 2003 and 2002, the Company increased its capital stock by Ps13,374 and Ps14,624, respectively, through the sale of treasury shares of 79,467 thousand shares and 82,749 thousand shares, respectively. During 2003 and 2002, these shares had a resale value of Ps99,775 and Ps141,943, respectively, which were credited to the capital stock at nominal value, and the difference was applied to the reserve for the repurchase of shares.

At the ordinary stockholders’ meeting held on April 25, 2002, the stockholders agreed to apply the Company’s income for 2001 amounting to Ps1,567,874 as follows:

-	Set aside Ps78,393 for the legal reserve, in accordance with the Mexican Corporations Law.

-	Set aside Ps41,553 for the payment of a preferential dividend to the Series “D-A” and “D-L” stockholders, which was paid in October 2002.

-	Transfer the reminder to retained earnings.

At the ordinary stockholders’ meeting held on April 30, 2003, the Company’s stockholders approved the following:

(38)

i.	Application of the Company’s income for 2002, which amounted to Ps1,023,596, as follows:

-	Set aside Ps49,309 for the legal reserve, in accordance with the Mexican Corporations Law.

-	Set aside Ps36,902 for the payment of a preferential dividend to the Series “D-A” and “D-L” stockholders, which was paid in June 2003.

-	Transfer the remainder to retained earnings.

ii	Decrease the stockholders’ equity by approximately US$140,000 through a pro rata distribution of stockholders’ equity. Of this amount, US$125,000 was paid on June 30, 2003 and the balance was paid on December 5, 2003.

iii.	Increase the reserve for the repurchase of the Company’s shares by Ps239,131, which reserve is limited to a maximum amount of Ps1,100,000 (nominal).

The authorized, issued and paid-in capital stock of the Company at December 31, 2003 was as follows:

Type of shares	Authorized shares	Paid-in shares	Nominal amount		Restatement increase		Total
	(thousands)	(thousands)
Series “A”	5,408,078	4,703,251	Ps	664,380	Ps	31,130	Ps	695,510
Series “D-A”	2,703,878	2,233,410		315,490		14,710		330,200
Series “D-L”	2,703,878	2,233,410		315,490		14,710		330,200

	10,815,834	9,170,071	Ps	1,295,360	Ps	60,550	Ps	1,355,910

b. Retained earnings

1.	Legal reserve—The net income for the year is subject to the legal provision that requires that 5% of the profit of each year be applied to increase the legal reserve, until the latter equals a fifth of paid-in capital stock.

2.	Tax regime for dividends—Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they are paid from the reinvested Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 49.25% and 47.06% depending on whether paid in 2004 and 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

3.	In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

(39)

At December 31, 2003, the indexed tax basis of capital stock and retained earnings amounts to Ps6,284,326 and Ps174,412, respectively (Ps7,477,450 and Ps49,094 at December 31, 2002, respectively).

At December 31, 2003 the historical and restated stockholders’ equity is integrated as follows:

	Amount
	Historical		Restatement increase		Total
Capital stock	Ps	1,295,360	Ps	60,550	Ps	1,355,910
Premium on the issuance of capital stock		167,960				167,960
Legal reserve		180,283		48,857		229,140
Reserve for the repurchase of shares		889,973		488,903		1,378,876
Retained earnings (deficit)		3,437,194		(369,676)		3,067,518
Deficit in the restatement of capital				(1,600,568)		(1,600,568)

Total	Ps	5,970,770	(Ps	1,371,934)	Ps	4,598,836

c. Employee stock option plan

In the fourth quarter of 1997, the Company adopted an employee stock option plan pursuant to which options were granted to all current permanent employees who were employed by the Company as of December 31, 1996. The exercise prices assigned to these options from 1997 to 2003 range from US$0.29 to US$0.39 per CPO with a more significant number of options being granted to the Company’s senior management and key actors, presenters and creative personnel.

The options, which cover an aggregate of 76 million CPOs, were granted in equal portions in respect of each employee’s first five years of employment with the Company (whether prior to or after adoption of the plans), but these options may be cancelled, in the case employment years after 1996, if the Company’s operating profit before deducting depreciation and amortization expenses in that year has not increased by at least 15% as compared to the previous fiscal year. An employee’s options in respect of any employment year become exercisable five years later, unless the employee is no longer employed by the Company, in which case those options will be reassigned.

The options expire on the fifth anniversary of the date on which they become exercisable.

During 2003 options with respect to 8 million CPOs and during 2002 options with respect to 15 million CPOs were exercised, respectively, under the general option plan, at a price of US$0.29 per CPO.

(40)

The activity of employee stock option plans was as follows:

	At December 31,
Options	2003	2002
	(Millions of CPOs)
Granted (cumulative)	116	116
Exercised (cumulative)	(94)	(86)

Outstanding	22	30

Available to grant	124	124

Total authorized	240	240

NOTE 12—TAX MATTERS:

During 2000, the Company commenced consolidating for tax purposes.

During the years ended December 31, 2003 and 2002, the Company and various subsidiaries had taxable income, which was partially offset against tax loss carryforwards. The benefit of the utilization of these tax loss carryforwards amounted to Ps1,433,301 and Ps374,064 during the years ended December 31, 2003 and 2002, respectively.

The income tax provision in the statement of results of operations is analyzed as follows:

	Year ended December 31,
	2003		2002
Current income tax expense	Ps	156,418	Ps	274,645
Write-off of income tax expense from previous year		(218,648)		(159,916)
Deferred income tax expense recorded on the purchase of a subsidiary		79,766
Deferred income tax expense for the year		158,095		26,548

	Ps	175,631	Ps	141,277

(41)

An analysis of the principal differences between the income tax computed at the statutory rate and the Company’s income tax provision for the years ended December 31, 2003 and 2002 is as follows:

	Year ended December 31,
	2003		2002
Income before provision for income tax	Ps	1,753,026	Ps	1,164,629

Income tax expense at statutory rate	Ps	596,029	Ps	407,620
Effects of B-10 and inflationary components		71,631		87,981
Miscellaneous expenses non-deductible for tax purposes		60,990		69,345
Effect of tax losses of the purchased subsidiaries		(538,102)
Benefit of tax consolidation				(153,457)
Other		(14,917)		(270,212)

Income tax expense for the year	Ps	175,631	Ps	141,277

As a result of the amendments to the Income Tax Law approved on January 1, 2002, the income tax rate (34% and 35% in 2003 and 2002, respectively) will be reduced by 1% annually beginning in 2003 until it reaches a nominal rate of 32% in 2005. This gradual decrease in the income tax is considered in the valuation of the deferred income tax of each year.

The principal temporary differences that gave rise to the recording of deferred tax (assets) liabilities are summarized as follows:

	At December 31,
	2003		2002
Allowance for bad debts	(Ps	71,054)	(Ps	93,421)
Exhibition rights and other inventories		1,288,658		1,318,031
Property, machinery and equipment—Net		305,984		366,057
Television concessions		2,073,906		1,549,490
Payment to Corporación de Noticias e Información, S. A. de C. V.		166,231		208,744
Cost related to the issuance of guaranteed senior notes		62,012		82,027
Advertising advances		(1,207,151)		(1,133,357)
Tax loss carryforwards		(2,150,359)		(1,915,823)
Other		89,489		(303,667)

Tax base		557,716		78,081
Applicable income tax rate		33%		34%

Deferred income tax liability	Ps	184,046	Ps	26,548

(42)

At December 31, 2003 and 2002, the deferred income tax liability was analyzed as follows:

	At December 31,
	2003		2002
Deferred income tax liability at beginning of year	Ps	26,548	Ps	—
Add (deduct):
Deferred income tax expense for the year		158,095		26,548
Monetary gain related to deferred income tax liabilities for the year		(597)

Deferred income tax liability at end of year	Ps	184,046	Ps	26,548

At December 31, 2003, the Company acquired two new wholly-owned subsidiaries with tax loss carryforwards in the amount of Ps2,193,368, of which Ps610,714 was utilized in 2003, leaving a balance of Ps1,582,654. The cumulative tax losses of the Company at December 31, 2003, including those mentioned above, and their expiration dates are as follows:

Expiration date	Tax losses
2004	Ps	225,027
2005		173,783
2006		109,204
2007		111,652
2008		660,793
2009		321,612
2010		249,411
2011		244,761
2012		16,533
2013		37,583

	Ps	2,150,359

Tax loss carryforwards can be restated by applying factors derived from NCPI from the year in which they arise to the first-half of the year in which they are utilized.

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

Leases

The Company rents the use of satellite transponders. Total rent expense under such leases included in operating costs and expenses was Ps46,111 and Ps42,873 during the years ended December 31, 2003 and 2002, respectively. Combined rental obligations under these agreements are US$200 per month. Each lease agreement expires in May 2005 but can be terminated by the supplier any time for justified cause upon 30 days’ notice.

(43)

Contingencies

a.	In addition to the SEC investigation discussed in Note 7, certain minority stockholders have filed putative class actions against the Company that are in the initial stages. Therefore, neither the result nor the consequences for the Company can be determined at this time. Nevertheless, an unfavorable outcome may have an adverse effect on the financial condition and results of operation of the Company.

b.	The Company and its subsidiaries are parties to various legal actions and other claims in the ordinary course of their business. Management does not believe that any of these actions or claims against the Company will, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition.

NOTE 14 - OTHER EXPENSES (INCOME):

Following is a summary of the main items of other expenses (income):

	Year ended December 31,
	2003		2002
Estimate of other accounts receivable to related parties (1)	Ps		Ps	264,885
Equity in loss of affiliates and associated companies		47,541		115,573
Donations (See Note 8)		102,757		112,410
Miscellaneous expenses non-deductible for tax purposes		20,962		18,459
Legal advisory services (litigation expenses)		101,521		33,268
Amortization of installation expenses		158,181		20,288
Write-off of other accounts receivable		16,106		47,606
Revenue from Unefon loan guarantee		(33,108)		(29,628)
Write-off of investments (2)		—		33,428
Write-off of liability provisions		—		(18,808)
Others		2,755		21,554

	Ps	416,715	Ps	619,035

(1) The reason for the creation of this estimate was the uncertainty of the chargeability of this amount. The balances were generated principally from non-operational transactions. The Company continues realizing its efforts to charge this amount.

(2) Comprised of write-offs in investments in Corporacion Puntos Net, S.A. de C.V., Telecasa, S.A. de C.V., and Promokioskos, S.A. de C.V., and originated from a decrease in value of the business activities of these related parties.

(44)

NOTE 15 – SUBSEQUENT EVENTS

a. Shareholders Meeting

In its Ordinary Shareholders Meeting held on April 15, 2004, the Shareholders of the Company approved the following:

i. Apply the net profits from 2003, totaling Ps.1,575,978, in the following manner:

•	separate 5% of the profit to increase the legal reserves in accordance with the Mexican General Companies Law;
•	separate approximately Ps.32,000 for the payment of preferred dividends for Series D-A and D-L shares, which shall be paid as of November 11, 2004;
•	transfer the balance to cumulative profits account.

ii. Reduce capital by approximately Ps.52,000, through a pro rate reduction in social capital. Of this amount, Ps.33,000 were paid on May 13, 2004 and Ps.19,000 shall be paid on November 11, 2004.

b. New Credit Agreement

On May 25, 2004, the Company obtained a line of credit account from Banco Azteca, a related party, for Ps.170,000, for the payment of short-term debt amortization. The credit line accrues interest at a rate of TIIE plus 2% per year, payable monthly beginning June 23, 2004. This line is renewable every three months for a total period of one year and could be pre-paid on any of the interest payment dates without a penalty.

c. Current Status of the SEC Investigation (non-audited)

Internal Investigation

In the second half of 2003, a dispute arose between the Company’s former U.S. legal counsel and its management with regard to the Company’s public disclosures regarding the Unefon-Nortel-Codisco transactions. On December 12, 2003, our former U.S. legal counsel sent a letter to the Company’s Board of Directors notifying the Board that it was withdrawing from representation of TV Azteca. That letter alleged potential violations of U.S. securities laws and regulations in connection with the disclosures relating to the Unefon-Nortel-Codisco transactions. In response, a special committee composed of independent directors of TV Azteca was formed to review the issues presented by that letter. At the request of the special committee, in January 2004, TV Azteca engaged an independent U.S. legal counsel selected by the special committee to assist in its investigation. In January 2004, TV Azteca issued a press release which contained disclosures made by Unefon to the public stating that, on June 16, 2003, Codisco, an entity wherein Ricardo Salinas and Moisés Saba each indirectly held an indirect 50% equity interest, purchased Unefon’s debt with Nortel for US$107 million, the face value of which as of such date was the amount of US$325 million. Likewise, in a subsequent and independent

(45)

transaction in September 2003, Unefon entered into a services agreement to provide capacity with an unrelated entity, by virtue of which it received US$268 million, which was used to service debt jointly with other resources from the operation and short term loans.

SEC Investigation.

In January 2004, the SEC initiated an investigation regarding the Unefon-Nortel-Codisco transactions and our public disclosures related thereto. The SEC has issued subpoenas to TV Azteca and certain individuals for the provision of documents and rendering of testimony in connection with this investigation. TV Azteca and certain individuals have produced documents to the SEC and four of TV Azteca’s directors have testified.

TV Azteca believes that it is cooperating fully with the SEC in its review of these matters. At this time, the Company cannot predict the outcome of the SEC’s review; however, the SEC may impose fines or penalties that could have a material adverse effect on our financial condition and results of operations.

CNBV Information Requirements.

The CNBV has requested that TV Azteca produce information and documentation on several occasions in connection with the Unefon-Nortel-Codisco transactions and our related public disclosures. TV Azteca considers that is has satisfied such authority’s information requirements.

TV Azteca considers that it as cooperated with CNBV in this matter. At present, we cannot predict the outcome of the CNBV’s investigation; however, the CNBV may impose fines and financial penalties which may have an adverse effect on our financial situation and operating results.

(46)

UNEFON, S.A. DE C.V. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL

STATEMENTS AND REPORT OF THE TRUSTEE

DECEMBER 31, 2003 AND 2002

UNEFON, S.A. DE C.V. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL

STATEMENTS AND REPORT OF THE TRUSTEE

DECEMBER 31, 2003 AND 2002

REPORT OF THE EXTERNAL AUDITORS

Mexico, F.D., March 15, 2004

To the Stockholders of

Unefon, S.A. de C.V. and Subsidiaries

1.	We have examined the attached consolidated balance sheets of Unefon, S.A. de C.V. and subsidiaries at December 31, 2003 and 2002, and the related consolidated statements of results, consolidated changes in stockholders’ equity and changes in the consolidated financial position for the years ended on those dates, expressed in constant purchasing power pesos at December 31, 2003. Those consolidated financial statements are the responsibility of the Company’s Management. Our responsibility consists in stating an opinion on them, based on our audits.

2.	Our examinations were performed according to generally-accepted audit standards, which require that the audit be planned and undertaken so as to allow reasonable certainty that the financial statements do not contain material errors, and that they are prepared in accordance with generally-accepted accounting standards. An audit consists of the examination, based on selective tests, of the evidence that supports the figures and disclosures on the financial statements; likewise, it includes an evaluation of the accounting principles, material estimates made by Management and the presentation of the financial statements taken as a whole. We believe that our examinations provide a reasonable basis to support our opinion.

3.	During the fiscal year ended December 31, 2003, the Company recorded a charge against its results of $1.247 billion, to recognize the deterioration in the book value of long-term assets (Notes 4 and 5 to the financial statements) and pre-operating expenses (Note 6 to the financial statements). Making these decisions represents a charge to the 2003 results and they are based on the accelerated adoption of the respective accounting principles bulletin, which also has the option of making a disclosure in a note to the financial statements as at December 31, 2003, and the accounting entry on January 1, 2004.

(1)

4.	Unefon, S.A. de C.V. (“Unefon”) is in the process of an investigation that is being performed by the National Banking and Securities Commission (“authority”) on “presumed violations of the Securities Exchange Act related to the event published” by Unefon on January 9, 2004. On February 20, 2004, Unefon provided the information that had been requested of it. At March 15, 2004 this process continues and it is unknown whether at the conclusion thereof the Unefon financial information that this report refers to might be affected thereby. Unefon and its legal advisors believe that the effects derived from the investigation do not change the aforementioned financial information nor do they foresee adverse effects for the ongoing operations of Unefon (Note 15 to the financial statements).

5.	In our opinion, the aforementioned financial statements reasonably present, in all material aspects, the consolidated financial position of Unefon, S.A. de C.V. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of its operations, the consolidated changes in stockholders’ equity and changes in its consolidated financial position for the years that ended on those dates, in accordance with generally-accepted accounting principles.

PricewaterhouseCoopers

Manuel Alatriste, C.P.A.

Audit Partner

(2)

REPORT OF THE TRUSTEE

Mexico, F.D., March 15, 2004

To the General Meeting of Stockholders of

Unefon, S.A. de C.V.

In my capacity as Trustee and pursuant to the provisions of Article 166 of the General Business Companies Act and the Company’s Bylaws, I am issuing my report on the truthfulness, adequacy and reasonableness of the financial information prepared by and under the responsibility of the Company’s Management, which has been presented to you by the Board of Directors, in relation to the Company’s operations, for the year ended December 31, 2003.

I attended the Meeting of the Board of Directors to which I was invited and I obtained from the directors and managers such information on the operations, documentation and records as I deemed necessary to examine. My review was undertaken in accordance with generally-accepted audit standards.

As mentioned in Notes 4 to 6 of the attached consolidated financial statements, the Company accelerated adoption of the provisions of Bulletin C-15, “Deterioration in the Value of Long-Term Assets and the Disposal Thereof,” issued by the Mexican Institute of Certified Public Accountants. According to the guidelines established in that bulletin, a reduction was created in the value of its machinery and equipment, concession and pre-operating expenses in the total amount of $1.247 billion, which amount is shown to reduce the fiscal year profit as a special item.

Unefon, S.A. de C.V. (“Unefon”) is in the process of an investigation that is being performed by the National Banking and Securities Commission “on presumed violations of the Securities Exchange Act related to the event published by Unefon on January 9, 2004.” On February 20, 2004, Unefon provided the information that had been requested of it. As at March 15, 2004 this process continues and it is unknown whether at the conclusion thereof the Unefon financial information that this report refers to might be affected thereby. Unefon and its legal advisors believe that the effects derived from the investigation do not change the aforementioned financial information nor do they foresee adverse effects for the ongoing operations of Unefon. See Note 15 to the financial statements.

(3)

In my opinion, the accounting and financial reporting criteria and policies followed by the Company and used by management to prepare the consolidated financial information presented by them to this Meeting of Stockholders, are adequate and sufficient and were applied consistently with respect to the prior year; therefore, such information truthfully, reasonably and adequately reflects the consolidated financial position of Unefon, S.A. de C.V. and subsidiaries, as at December 31, 2003, the consolidated results of its operations, the changes in capital stock as well as the changes in the consolidated financial position for the year ended on that date, in accordance with generally-accepted accounting principles.

Alberto del Castillo V. Vilchis

Trustee

(4)

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

GENERAL BALANCE SHEET

(figures in thousands of purchasing power pesos as at December 31, 2003)

	December 31
	2003	2002
Assets:
Current:
Cash and Cash Equivalents	$106,979	$211,963
Restricted Cash		165,824
Accounts Receivable (less bad debt provision of $51,770 in 2003 and $67,560 in 2002)	280,766	260,152
Value-Added Tax Recoverable		13,104
Related Parties (Note 9)	171,143	214,234
Inventories (Note 2c.)	167,504	155,127
Other Assets (Note 7)	52,949	15,866

Total Current Assets (Note 3)	779,341	1,036,270

REAL ESTATE, FURNITURE AND EQUIPMENT – Net (Note 4)	3,170,604	3,541,977

CONCESSION RIGHTS – Net (Note 5)	2,652,919	4,022,520

PRE-OPERATING EXPENSES – Net (Note 6)		603,447

OTHER ASSETS – Net (Note 7)	115,379	171,285

Total Assets	$6,718,243	$9,375,499

Liabilities:

SHORT-TERM:
Bank Loans (Note 8)	$135,978	$234,622
Nortel Networks Limited (Note 10)	38,532	372,066
Deferred Income (Notes 2o. and 11)	415,574	231,026
Accounts Payable and Accrued Expenses	393,401	704,603
Related Parties (Note 9)	1,308,661	829,480

Total Short-Term Liabilities (Note 3)	2,292,146	2,371,797

LONG-TERM:
Bank Loans (Note 8)		108,000
Deferred Income (Notes 2o. and 11)	2,855,172
Account Payable to Stockholders for Reduction in Capital		723,265
Nortel Networks Limited (Note 10)		3,424,521
Related Parties (Note 9)	120,296	165,175
Other Accounts Payable	17,150	21,125

Total Long-Term Liabilities (Note 3)	2,992,618	4,442,086

Total Liabilities	5,284,764	6,813,883

CAPITAL STOCK (Notes 1 and 13):

Stockholders’ Equity	3,359,534	3,359,534
Premium Over Par	1,623,172	1,623,172
Accrued Losses	(3,549,227)	(2,421,090)

Total Capital Stock	1,433,479	2,561,616

CONTINGENCIES AND SUBSEQUENT EVENT (Notes 15 and 17)
Total Liabilities and Capital Stock	$6,718,243	$9,375,499

The attached seventeen notes are an integral part of these consolidated financial statements.

(5)

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RESULTS

(Notes 1 and 9)

(figures in thousands of purchasing power pesos as at

December 31, 2003, except per-share amounts)

	Year ended on December 31
	2003	2002
Income:
Service Income	$1,943,560	$1,586,080
Interconnection Income	1,298,742	1,025,763
Sales of Telephone Equipment	438,291	443,745
Other Income	210,758	103,798

Total Income	3,891,351	3,159,386

Costs and Expenses:
Telephone Equipment Cost of Sales	1,005,393	926,550
Interconnection and Long-Distance Resale Cost	427,047	382,592

Total Costs	1,432,440	1,309,142

Administrative Expenses and Overhead	642,349	602,994
Rents	331,922	308,690
Other Operating Expenses	257,408	278,079

Total Expenses	1,231,679	1,189,763

Profit before Depreciation and Amortization	1,227,232	660,481

Depreciation and Amortization	826,578	737,071

Operating Profit (Loss)	400,654	(76,590)

Net Cost of Financing:
Accrued Interest Income	(8,434)	(5,669)
Accrued Interest Expense (includes US $8,111 in interest from August 16 to December 31, 2002 to Nortel Networks Limited)	211,657	576,875
Amortization of Political Risk Insurance	17,418	34,470
Foreign Exchange Loss – Net	334,784	587,912
Earnings from Monetary Position	(200,701)	(317,260)

	354,724	876,328

Other Income—Net	72,613	46,547

Profit (Loss) Before Next Item	118,543	(906,371)

Loss from Deterioration in Long-Term Assets (Notes 4, 5 and 6)	1,246,680

Net Loss for the Period	($1,128,137)	($906,371)

Net Per-Share Loss for the Period (Note 2r.)	($0.448)	($0.360)

The attached seventeen notes are an integral part of these consolidated financial statements.

(6)

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Note 13)

(figures in thousands of purchasing power pesos as at December 31, 2003)

	Number of common shares in circulation	Shareholders’ Equity	Premium Over Par	Accrued Losses	Total
	(thousands)
Balances at December 31, 2001	2,516,129	$3,359,534	$1,623,172	($1,514,719)	$3,467,987
Full Period Loss				(906,371)	(906,371)

Balances at December 31, 2002	2,516,129	3,359,534	1,623,172	(2,421,090)	2,561,616
Full Period Loss				(1,128,137)	(1,128,137)

Balances at December 31, 2003	2,516,129	$3,359,534	$1,623,172	($3,549,227)	$1,433,479

The attached seventeen notes are an integral part of these consolidated financial statements.

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

(figures in thousands of purchasing power pesos as at December 31, 2003)

	Year ended on December 31
	2003	2002
Operations:
Net Loss for the Year	($1,128,137)	($906,371)
Charges to Results that Did Not Affect Funds:
Loss from Deterioration in Long-Term Assets	1,246,680
Depreciation and Amortization	826,578	737,071
Interest Accrued from August 16 to December 31, 2002 to Nortel Networks Limited		88,034

	945,121	(81,266)
Deferred Income	2,977,636
Net Change in Restricted Cash, Accounts Receivable, Other Assets, Accounts Payable, and Accrued Expenses	(432,421)	478,674

Funds Generated from Operations	3,490,336	397,408

Financing:
Payment of Bank Loans	(206,644)	(152,827)
Related Parties	487,816	322,449
(Payment to) Codisco and Nortel Financing—Net	(3,424,521)	195,247
Reduction in Accounts Payable to Stockholders	(723,265)	(12,112)

Funds (Used In) Generated By Financing Activities	(3,866,614)	352,757

Investments:
Acquisition of Property, Furniture and Equipment—Net	(412,960)	(674,356)
Concessions	684,254	—

Funds Generated by (Used In) Investment Activities	271,294	(674,356)

(Reduction) Increase in Cash and Cash Equivalents	(104,984)	75,809
Cash and Cash Equivalents at Beginning of the Year	211,963	136,154

Cash and Cash Equivalents at End of Year	$106,979	$211,963

The attached seventeen notes are an integral part of these consolidated financial statements.

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

(thousands of purchasing power pesos as at December 31, 2003, except exchange rates and number of shares)

NOTE 1 – COMPANY:

Unefon, S. A. de C. V. (“Unefon” or the “Company”) was established on January 19, 1998, under the laws of the Mexican Republic.

The Company’s principal business is the installation, operation and exploitation of a public telecommunications network to provide local fixed and mobile wireless telephony service through concession rights granted by the Department of Communications and Transportation (“SCT”). (See Note 5.)

In Special Meetings of Stockholders held on June 30, 2002, the stockholders of Operadora de Comunicaciones, S.A. de C.V. and Unefrecuencias, S.A. de C.V., on that date subsidiaries of the Company, agreed to increase their capital stock by $677,876 and $18,953, respectively; these increases in capital stock were made through Cosmofrecuencias, S.A. de C.V. (“Cosmofrecuencias”), with Unefon waiving its right to participate therein. The stock issued based on such increase in capital was limited voting stock in virtue of certain conditions precedent, which were subsequently met, and therefore, in Special General Meetings of Stockholders held on June 30, 2003, the stockholders of Operadora de Comunicaciones, S.A. de C.V. and Unefrecuencias, S.A. de C.V., agreed to an exchange of the limited voting stock issued for full voting stock, whereby Cosmofrecuencias acquired control of the aforementioned companies.

In a Special Meeting of Stockholders held on October 28, 2003, an agreement was reached to divest Operadora Unefon, S.A. de C.V., thereby establishing two new companies called Corporativo Alsavisión, S.A. de C.V. and Estudios Azteca, S.A. de C.V. From the date of the divestiture those company hold part of the accounts receivable, inventories, and accounts payable to related parties.

Unefon is a holding company, and its principal business is the direct or indirect investment in the subsidiaries described below:

		% interest
Company	Business	Direct	Indirect
Operadora Unefon, S. A. de C. V. (“Operadora”), formerly Sistemas Profesionales de Comunicación, S. A. de C. V.	Concessionaire of radio spectrum frequency bands to provide fixed or mobile wireless access services	99.9%

Servicios SPC, S. A. de C. V. (“Servicios”)	Personnel Services Provider	99.9%

Operadora SPC, S. A. de C. V. (“Operadora SPC”)	Administrative Services Provider (in pre-operating phase)	99.9%

Frecuencia Móvil, S. A. de C. V.	Radio spectrum frequency band concessionaire (in pre-operating phase)	99.9%

Corporativo Alsavisión, S. A. de C. V.	Sale of Inventories	99.9%

Estudios Azteca, S. A. de C. V.	Sale of Inventories	99.9%

Torres y Comunicaciones, S. A. de C. V. (“Torres”) (subsidiary of Operadora)	Telecommunications Services Provider (in pre-operating phase)		99.9%

The Company commenced operations on February 1, 2000 in the city of Toluca. At December 31, 2003, the Company had operations in sixteen cities (Toluca, Torreón, San Luis Potosí, Aguascalientes, Puebla, León, Guadalajara, Monterrey, Querétaro, Acapulco, Mexico City, Morelia, Tampico, Saltillo, Tuxtla Gutiérrez, Ciudad Juárez).

The Company’s income depends on the provision of the services it offers to its customers, based on the general economic conditions in the geographic regions, through competitive rates and the ability to compete effectively against alternative telecommunications services, such as local fixed or mobile wireless telephony services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The attached consolidated financial statements were prepared pursuant to Generally-Accepted Accounting Principles in Mexico (“GAAP”). GAAP requires that the financial statements be expressed in constant pesos at the most recent date presented on the financial statements, in this case December 31, 2003, based on factors derived from the National Consumer Price Index (“CPI”) published by the Bank of Mexico.

The most important accounting policies followed by the Company in the preparation of its consolidated financial statements are summarized below:

a. Basis of Consolidation

The financial statements include the Company’s figures and those of its subsidiaries. Balances and transactions among these companies were eliminated for consolidation purposes.

b. Cash and Cash Equivalents

Cash and cash equivalents are represented by deposits and investments realizable within a period of less than three months. Cash and cash equivalents are stated at cost, plus accrued interest available.

c. Inventory of Telephone Equipment

Inventories are recorded at their replacement cost, which does not exceed their realization value.

d. Property, Furniture and Equipment

Property, furniture and equipment are stated at their monetarily-corrected value, determined by applying factors derived from the CPI to their purchase price. Depreciation is calculated using the straight-line method, based on the useful life of the assets. (See Note 4.) Property, furniture and equipment includes $138,657 for the net cost of capitalized financing from 2000 to 2002.

e. Concession Rights

Concession rights are stated at their monetarily-corrected value determined by applying factors derived from the CPI to the purchase cost thereof, including the capitalized net cost of financing. Amortization is calculated using the straight-line method based on the useful life thereof using, from the date when the provision of wireless telephony services begins in each of the cities where there are operations [sic].

f. Prepaid Expenses

These represent outlays affecting more than one accounting period, which are amortized using the straight-line method in periods of up to 5 years.

g. Pre-Operating Expenses

The guidelines established in Bulletin C-8 “Intangible Assets,” issued by the Mexican Institute of Certified Public Accountants (“MICPA”) took effect starting January 1, 2003, which requires that intangible assets be recognized on the balance sheet provided that they are identifiable, provide expected economic benefits and there is control over those benefits. (See Note 6.)

h. Deferred Taxes

The Company uses the Net Asset and Accounting Method, which consists of determining deferred Income Tax (“ISR”) by applying the ISR rate pertaining to temporary differences between the book and tax values of assets and liabilities on the date of the financial statements. (See Note 14.)

Deferred Employee Profit-Sharing (“PTU”) is recorded only based on those temporary differences between the net book and tax profit for the fiscal year applicable to PTU, which it is reasonably assumed will case a liability or benefit in the future. At December 31, 2003 and 2002, there were no temporary differences giving rise to deferred PTU.

i. Liabilities, Provisions, Assets, Contingent Liabilities and Commitments

The Company’s liabilities and provisions for liabilities recognized on the balance sheet represent present obligations wherein the outlay of economic resources is likely to pay off the obligation. These provisions have been recorded in the books using the best reasonable estimate made by Management to pay off the present obligation; however, actual results could differ from the recognized provisions. Starting January 1, 2003, the Company adopted the guidelines of Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments,” issued by the MICPA, which establishes general rules of valuation, presentation and disclosure of liabilities, provisions, and contingent assets and liabilities, as well as the general rules for disclosing commitments contracted by a company as part of its day-to-day operations.

The adoption of this bulletin did not have a material effect on the Company’s financial position.

j. Capital Stock

The components of capital stock are corrected monetarily using factors derived from the CPI. Premium over par represents the excess difference between the payment for subscribed stock and the par value thereof, stated in purchasing power pesos at the end of the last fiscal year. (See Note 13).

k. Result from Monetary Position

The result from the monetary position included in the concession rights, property, furniture and equipment, pre-operating expenses, and in results, represents the effect of inflation measured in CPI terms, on net monthly monetary assets and liabilities.

l. Net Loss

This is represented by the net loss for the period, as well as by those items which by specific order are reflected in the capital stock and do not constitute contributions, reductions or distributions of capital, and it is corrected monetarily using factors derived from the CPI.

m. Labor Benefits

The seniority premiums, which employees have a right to receive when the employment relationship ends after 15 years of service, are recognized as a cost in the years in which such services are provided. At December 31, 2003 and 2002, such labor liabilities were not material, due to the fact that employees have very little seniority.

Other seniority-based payments to which employees might have a right pursuant to the Federal Labor Act, in case of severance or death, are recorded in results in the year in which they are paid.

n. Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rates prevailing on the dates they are executed.

Foreign currency monetary asset and liability balances are stated in national currency at the exchange rate prevailing on the date of the balance sheet.

Differences caused by fluctuations exchange rates between the dates transactions are executed on and their settlement or valuation at the close of the fiscal year are applied to the net result of financing.

o. Recognition of Income

The Company sells wireless telephony services through prepaid calling cards.

The maximum term for using minutes is 30 days, at the end of which the right to airtime expires, except when prior to expiration the customer activates at least 150 pesos of additional airtime and the outstanding balance to be used is added to the prior balance, which causes the term to be renewed for 30 days.

Income from telephone services, interconnection, long-distance resale and other income is recognized in results as the service is being provided or when the minutes expire.

Income from the sale of telephone equipment and accessories is recognized when the equipment is delivered to distributors. No income is recognized for free wireless telephony service minutes included with the sale of telephone equipment. Customers do not pay activation fees.

Income charged in advance is accrued over 16 years. (See Note 11.)

p. Advertising Expenses

Advertising expenses are recognized as they accrue.

q. Stock Option Plan

The options granted to participants are recorded at the time they are exercised with a credit to paid-in capital stock based on receipt of the cash. (See Note 13.)

r. Net Per-Share Loss

The net per-share loss is calculated based on the weighted average number of shares exhibited that exist during the period. At December 31, 2003 and 2002, the average number of shares in circulation was 2,516,129 (thousand).

s. Fair Value of Financial Instruments

The market value of cash and cash equivalents, accounts receivable, short-term debts and accounts payable is not substantially differed from their book value, due to variable interest rates and the short-term nature of the financial instruments.

t. Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP required Management to prepare some estimates that might affect the amounts reported on the consolidated financial statements. Actual results may differ from those estimates. Estimates are calculated on reasonable bases.

u. New Accounting Procedures

i)	In 2002 the MICPA issued new Bulletin C-15 “Deterioration in the Value of Long-Term Assets and the Disposal Thereof”. The provisions contained in this bulletin are mandatory for financial statements that commence after January 1, 2004. However, the accelerated application thereof is recommended.

The most relevant aspects of this bulletin are: i) to provide criteria that allow situations to be identified which show evidence of possible deterioration in the value of long-term tangible and intangible assets; ii) to define the rules for calculating and recognizing losses from the deterioration of assets and the reversal there; iii) to establish the rules for presentation and disclosure of assets whose value has deteriorated or whose deterioration has been reversed; and iv) to establish the presentation and disclosure rules applicable to discontinued operations.

According to the guidelines established in this bulletin, this year a reduction was experienced in the value of fixed assets and concession rights in the amount of $1,246,680, which amount is shown reducing the profit for the fiscal year, as a special item.

ii)	The MICPA issued new Bulletin C-12, “Financial Instruments with Features of Liabilities, Capital or Both.” The guidelines contained in this bulletin are mandatory for fiscal years commencing from January 1, 2004. However, the accelerated application thereof is recommended.

The purpose of this bulletin is to establish the most material differences between liabilities and capital stock from the perspective of the issuer, as a basis to appropriately identify, classify and account for – upon initial recognition – the liability and capital components of hybrid financial instruments.

Although this bulletin took effect on January 1, 2004, information from prior fiscal years does not need to be reformulated, nor does an initial accumulated effect need to be recognized in the results for the fiscal year when it is adopted, according to the provisions of its transitional paragraph. However, it is believed that the adoption of this bulletin will not have an impact on the Company’s financial statements.

(15)

v. Reclassification

Some 2002 figures were reclassified to compare to the groupings of figures in 2003.

NOTE 3 – COMPANY’S FOREIGN CURRENCY POSITION:

On December 31, 2003 and 2002, the Company had the following monetary assets and liabilities denominated in thousands of United States dollars (“US$”) valued at the exchange rate of $11.2372 and $10.493 per dollar, respectively:

	December 31
	2003		2002
Assets	US$	1,006	US$	24,903
Liabilities		(404,848)		(629,005)

Net Short Position	(US$	403,842)	(US$	604,102)

At March 15, 2004, the date on which the consolidated financial statements were issued, the exchange rate was $10.9794 per dollar.

The principal foreign currency transactions made by the Company are summarized below, stated in thousands of dollars:

	For the Year Ended
	December 31
	2003		2002
Fees	US$	—	US$	395

Accrued Interest Expense	US$	16,668	US$	19,442

Purchase of Inventory	US$	53,743	US$	64,103

Acquisition of Real Estate, Furniture and Equipment	US$	18,604	US$	151,664

(16)

NOTE 4 – PROPERTY, FURNITURE AND EQUIPMENT:

	December 31		Estimated Useful live (years)
	2003	2002	2003	2002
Building	$395,224	$264,121	20	20
Leasehold Improvements	106,982	99,655	10	10
Communications Equipment	122,538	106,304	3	3
Furniture and Office Equipment	83,866	78,017	10	10
Transportation Equipment	19,009	18,675	4	4
Computer Equipment and Software	406,127	388,615	3	3
Transmission Equipment	3,212,510	3,091,199	8	10
Machinery and Equipment	101,116	98,693	8	10

	4,447,372	4,145,279

Accumulated Depreciation	(1,356,725)	(842,592)

	3,090,647	3,302,687

Land	41,050	41,170
Other Buildings under Construction	38,907	198,120

	$3,170,604	$3,541,977

The company accelerated adoption of the provisions of Bulletin C-15, “Deterioration in the Value of Long-Term Assets and the Disposal Thereof,” issued by the MICPA. The effects of adopting the guidelines established in this bulletin led to a charge to results for the year as a special item, in the amount of $173,996.

NOTE 5 – CONCESSION RIGHTS:

On May 18, 1998, the Company received formal notification from the Federal Telecommunications Commission (“COFETEL”) whereby it obtained national concessions to use 80 MHz band frequencies. These concessions grant Unefon the right to use a 30 MHz bandwidth in the 1.9 GHz frequency range, and two 25 MHz bandwidths in the 3.4 GHz frequency range in each

(17)

of the nine regions in Mexico, which shall jointly be called the “wireless concessions.” In addition, on June 23, 1998, the SCT granted the Company a concession to install, operate and exploit a public telecommunications networked called the “network concession.”

The wireless concessions grant the Company exclusive use of the bandwidth blocks for which it has licenses to provide fixed and mobile local wireless telephony services. The network concession grants the Company the right to operate a public communications network. The Company may provide the specific services indicated in the network concession and in the wireless concessions, which include: i) local fixed or mobile wireless telephony services; ii) the sale of network capacity to emit, transmit or receive signs, signals, writing, images, voice, sounds or information of any nature; and iii) access to data, video, audio, and videoconferencing networks.

The Company paid an amount equivalent to 20% of the price of the concession and it obtained an extension through June 15, 1999 to pay the remaining 80%. On June 14, 1999, the Company paid the Federal Government the remaining 80% of the cost of the concessions plus interest accrued to date.

In December 1999 and January 2000, the SCT granted concessions to use the 112 MHz bandwidth within the 37.0 – 38.6 GHz and 7.1 – 7.7 GHz frequencies, with a bandwidth of 56 MHz.

The Company’s concessions were granted for a twenty-year period, and they may be extended if certain requirements are met.

Pursuant to the Federal Telecommunications Act of 1995 and the Foreign Investment Act of 1995, telecommunications concessions may only be granted to natural or legal persons of Mexican nationality, whose foreign percentage interest in the investment may not exceed 49% of the capital stock thereof or which are not controlled by foreigners, except in the case of concessions for cellular communications services, whose foreign interest percentage may exceed 49% of the capital stock thereof, upon approval from the National Foreign Investment Commission.

Pursuant to the Federal Telecommunications Act of 1995, any concession may be terminated in the following cases: i) expiration of the effective period; ii) when the concessionaire cancels the concession; iii) revocation for breach of the terms of the concession and applicable laws; iv) expropriation; or v) dissolution or bankruptcy of the concession holder.

(18)

The composition of the concession rights is shown below:

	December 31
	2003	2002
1.9 GHz Frequency Concession (includes $344,870 for effect of deterioration in 2003)	$1,857,152	$2,302,780
Capitalized Interest and Result from Monetary Position (includes $22,013 for effect of deterioration in 2003	118,542	158,097
Effect of Monetary Correction (includes $200,325 for effect of deterioration in 2003)	1,078,767	1,159,259

	3,054,461	3,620,136
Less – Accumulated Amortization:
1.9 GHz Frequency Concession (includes $39,165 for effect of deterioration in 2003)	(410,117)	(342,586)

	2,644,344	3,277,550

3.4 GHz Frequency Concession (Note 1)		450,482
Capitalized Interest and Result from Monetary Position		24,857
Effect of Monetary Correction		228,694

		704,033

37.0 – 38.6 GHz Frequency Concession (includes $10,383 for effect of deterioration in 2003)	6,256	16,639
Capitalized Interest and Result from Monetary Position (includes $284 for effect of deterioration in 2003)	193	477
Effect of Monetary Correction (includes $2,094 for effect of deterioration in 2003)	2,126	4,381

	8,575	21,497

7.1 – 7.7 GHz Frequency Concession (Note 1)		15,478
Capitalized Interest and Result from Monetary Position		431
Effect of Monetary Correction		3,531

		19,440

	$2,652,919	$4,022,520

Pursuant to the concession rights, Operadora must perform certain coverage commitments (principally the provision of services in all regions into which the concession titles are divided). The coverage commitments must be met within a three to five year period. At December 31, 2003, Operadora had not met the coverage commitment in some regions; however, it is in the process of obtaining an extension to the term for regions 1, 2, and 3.

(19)

In September 2000 the SCT granted Operadora a concession to install, operate, and exploit a public telecommunications network to provide national and international long-distance telephony services. The Company may offer the national long-distance services through agreements with other operators of these services. This concession is for a 30-year period and may be renewed for an additional 30 years at the discretion of the SCT and assuming that Unefon complies with the condition of the concession.

The Company accelerated adoption of the provisions of Bulletin C-15, “Deterioration in the Value of Long-Term Assets and the Disposal Thereof,” issued by the MICPA. According to the guidelines established in this bulletin, a charge against results for the year was generated as a special item in the amount of $540,804.

Note 6 – Developmental Expenses:

Net balance as of December 31, 2002	$603,447

Less:
Amortization in fiscal year	(71,567)
Write-off of developmental expenses	(531,880)

Net balance as at December 31, 2003	$—

Because the new Bulletin C-8 “Intangible Assets,” issued by the IMCP, entered into force in 2003, the Company’s management decided to write off its developmental expenses after having evaluated them, and reached the conclusion that no future profits will be generated. This amount is included as a special item.

Note 7 – Other Assets:

	December 31
	2003	2002
Short-term balances:
Prepayments	$52,484	$10,837
Other	465	5,029

	$52,949	$15,866

(20)

	December 31
	2003	2002
Long-term balances:
Prepayments	$73,047	$42,069
Commission for opening of credit (Note 10)		65,657
Fees paid to SCT for telephone numbers assigned	20,574	21,864
Security deposit	4,494	18,018
Other	17,264	23,677

	$115,379	$171,285

NOTE 8 – BANK LOANS:

At December 31, 2003 and 2002 the Company had the following unsecured bank loans:

Bank	Amount				Interest Rate		Maturity
	(Thousands of dollars)
	2003		2002		2003	2002
Short term:
Banco Inbursa, S. A.	US$	12,101	US$	3,921	9%	11%	June 2004 and 2003, respectively
Banco Inbursa, S. A.				8,180		11%	June 2003
STC Capital Corp.				8,778		20%	February 2003

		12,101		20,879

Long-term:
STC Capital Corp.				8,000		20%	August 2004
Other				1,611

				9,611
Total	US$	12,101	US$	30,490

(21)

NOTE 9 – ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Short-term balances:	December 31
	2003	2002
Accounts receivable:
Elektra, S. A. de C. V. (“Elektra”)	$149,840	$113,433
TV Azteca		81,302
Grupo Telecosmos	21,303	19,499

	$171,143	$214,234

Short-term balances:
Accounts payable:
Shareholders		$399,417
Grupo Alsavisión, S. A. de C. V. (Grupo “Alsavisión”)	$606,988	148,739
TV Azteca	335,707	17,355
Corporación RBS, S. A. de C. V.	229,649
Elektra	131,136	249,627
Other	5,181	14,342

	$1,308,661	$829,480

Long-term balances:
Accounts payable:
Elektra	$101,011	$68,026
TV Azteca		77,098
38 GHTZ	19,285	20,051

	$120,296	$165,175

(22)

Below is a summary of the most important transactions with related parties:

	For the year ended December 31
	2003	2002
Telephone equipment sales	$85,024	$292,709

Accrued income	$25,852	$25,852

Accrued interest	$160,106	$82,705

Advertising cost	$120,418	$68,352

Commission on prepaid calling cards	$55,413	$57,555

Telephone equipment purchases	$168,191	$253,964

Discount on terminal sales	$59,648	$59,298

Marketing and distribution agreements, and leases – Grupo Elektra:

In June 1998 the Company entered into a 10-year agreement with Elektra Comercial, S. A. de C. V., T.H.E.O.N.E., S. A. de C. V., Salinas y Rocha, S. A. de C. V., and Grupo Hecali, S. A. de C. V. (collectively, “Grupo Elektra”) to promote and distribute Unefon’s services in the nationwide network of Grupo Elektra stores in Mexico. This agreement was amended in October 1999 and in November and December 2000.

The annual agreement with Grupo Elektra provides for payment to Grupo Elektra based on a percentage of the revenue generated from telephone equipment sales and airtime sold at its stores.

The Company has undertaken to pay Grupo Elektra the following for its services:

•	A 20% discount or a minimum of 150 pesos for each item of telephone equipment purchased from Unefon (indexed annually at the rate announced by the INPC).

(23)

•	9% of the airtime sold at the Grupo Elektra stores for use in the Unefon network using prepaid calling cards beginning June 1, 2003, and 5.8% prior thereto. During the years ended December 31, 2003 and 2002 the Company earned $16,360 and $19,958 in commissions, respectively.

•	5.8% of the net interconnection revenue for the “caller pays” service from subscribers activated at the Grupo Elektra stores up to May 31, 2003; that commission is cancelled starting June 1 and Grupo Elektra is granted 2% with which to conduct promotions aimed at all its customers. In the years ended December 31, 2003 and 2002 the commissions amounted to $15,988 and $9,181, respectively.

In addition, pursuant to a 10-year agreement dated November 3, 2000, Grupo Elektra will be paid a US$ 3,000 per year rental for each of the Grupo Elektra stores at which the Company has installed a transmission base or other equipment. At December 31, 2003 and 2002 the Company recorded values of $606 and $293, respectively, for revenue from this source.

Pursuant to these agreements the Company will defer payment of the consideration for airtime, interconnections, and rented space earned in 2002 and 2003, until the end of 2004. The amounts for 2003 and 2004 must be paid in 2005. All the deferred amounts under these agreements earn interest at a rate equivalent to the average per annum rate on Grupo Elektra’s peso-denominated debt. Payments will be made as they are earned in 2005 and thereafter.

Crédito Plus Agreement

On November 1, 2000 the Company entered into a five-year agreement with Grupo Elektra as a way to promote and facilitate terminal and airtime sales through the credit plan known as “Crédito Plus.” This agreement does not imply any novation, substitution, modification, or extinction of the obligations incurred prior to its entry into force, stemming from the aforementioned principal agreement.

This agreement provides for a commission amounting to 16.5% of the airtime sold at the Grupo Elektra stores for use in the Unefon network using prepaid calling cards. The commissions are paid when earned. In 2003 and 2002 Operadora paid $ 2,158 and $ 17,948 in commissions, respectively.

Advertising Agreement—TV Azteca:

In June 1998 the Company entered into a 10-year agreement with TV Azteca under which the latter will provide airtime for Unefon’s advertising campaigns on its two television channels in Mexico, Azteca 7 and Azteca 13. The agreement with TV Azteca was amended in October 1999 and March 2001.

(24)

The principal terms and conditions of the agreement with TV Azteca include the following:

•	TV Azteca will give the company advertising slots totaling 120,000 gross rating points (“GRPs”) during the agreement’s term, for a total payment of US$ 200 million. Unefon can use up to 35,000 GRPs per year. For the purposes of this agreement a GRP is equal to the total number of rating points obtained in 60 seconds of commercial advertising broadcast. Up to 30% of those GRPs can be used in prime time. Pursuant to the agreement, prime time is the period from 7:00 p.m. to 11:00 p.m. Monday through Friday and from 6:00 p.m. to 11:00 p.m. Saturdays and Sundays. Unefon can use the GRPs only until December 2009.

•	Unefon must pay TV Azteca 3% of its total gross revenue up to US$ 200 million. The GRPs used by the Company are invoiced by TV Azteca pursuant to the advertising agreement, in which the less costly GRPs are assigned at the outset and the more costly ones toward the end. Under the agreement, the sums incurred in 2002 and 2003 are payable in 2003 and 2004, when the Company must make four equal payments, on each June 30 and December 31, plus interest earned at a rate of 0.949% per month. Beginning in 2003 the payments to TV Azteca must be paid as they are earned. At December 31, 2003 and 2002 the Company has an outstanding balance of US$ 11.2 million and US$ 15.7 million, including interest.

•	Pursuant to the advertising agreement, failure to pay the advances will not be deemed a default on Unefon’s part. However, TV Azteca may suspend its advertising service to Unefon if the latter makes no payments for a year.

In the years ended December 31 2003 and 2002, the Company received $120,418 and $83,547, respectively, of advertising pursuant to this agreement.

TV Azteca Lease:

On May 22, 1998 the Company entered into a real estate lease with TV Azteca in Mexico City to house its corporate headquarters. The lease has a fixed 10-year term commencing June 1, 1998 and may be renewed once, for an additional 10 years. The leased property has an area of 8,607 square meters of office space and 300 parking spaces, for which the Company pays $2,190 plus value added tax per month. The rental is adjusted at monthly intervals beginning at the end of the first year, by applying the factors announced by the INPC.

(25)

Loan from Alsavisión

In 2003 and 2002 the Company signed promissory notes to Grupo Alsavisión. At December 31, 2003 and 2002 it has accounts payable of US$ 52.0 million and US$ 13.0 million, respectively.

Shareholders

At December 31, 2003 and 2002 the Company has received short-term loans from its shareholders in the amount of US$ 19.2 million and US$ 36.8 million, respectively.

NOTE 10 – PAYMENT OF LONG-TERM DEBT TO NORTEL NETWORKS LIMITED AND CODISCO INVESTMENTS, LLC:

On June 16, 2003 Operadora, Codisco Investments LLC) (“Codisco,” a related party), Nortel Networks Limited (“Nortel”), and Nortel Networks de México, S. A. de C. V. (Nortel México) entered into an agreement to liquidate Operadora’s debt to Nortel and Nortel México through a restructuring agreement which required Operadora Unefon to pay US$ 43 million, thereby canceling the equipment supply agreement into which it had entered with Nortel on September 7, 1999, while Codisco took over the collection rights and the security for the debt under the Finance Agreement; accordingly, Codisco took over said credit in the amount of US$ 325 million. As a result, all legal actions of all kinds among the parties in New York and Mexico were withdrawn.

The Company is obligated to pay US$ 25 million to Nortel by wire transfer in immediately disposable funds in the event of any change of equity control on or before December 15, 2005.

Operadora’s principal obligations to Nortel under the aforementioned agreement were to refrain from: i) incurring any debt not expressly permitted in the agreement; ii) disposing of assets other than in the ordinary course of business; iii) creating liens or encumbrances without the creditors’ prior authorization; iv) making certain restricted payments and dividends, among others; v) merging with or investing in other companies without Nortel’s prior authorization; and vi) entering into transactions with related parties except as previously authorized by Nortel. Said provisions ceased to apply to Nortel but were assumed in Codisco’s favor.

On September 28 and October 3, 2003 Operadora paid off the aforementioned debt in advance.

Supply agreement with Nortel

As part of the Restructuring Agreement, Operadora and Nortel signed a new equipment, software, service, and support supply agreement with a five-year term. The technology is the same as under the previous supply agreement – CDMA wireless technology operating in the 1.9 GHz frequency band.

(26)

Operadora undertook to acquire a minimum of US$ 100 million during the agreement’s term, as well as to acquire at least US$ 20 million in each year. The agreement does not provide for exclusive procurement from Nortel and is governed by the laws of New York State, United States of America.

The contract may be terminated: (i) at either party’s discretion, (ii) if either party is in bankruptcy proceedings, (iii) for default on any contractual provision, or (iv) if Unefon fails to pay any invoice pursuant to the agreement’s payment terms, provided said default remains in being for more than 90 days.

NOTE 11 – CAPACITY PROVISION AGREEMENT:

In September 2003 Operadora signed an agreement to provide Radiomóvil Dipsa, S. A. de C. V. (DIPSA), which is not related to the Company, with a capacity service covering a portion of the spectrum assigned to Operadora in the 1850-1865 Mhz/1930-1945 Mhz Band, since that portion is deemed to be excess capacity that will not be needed during the concession’s term. The consideration for the use of that capacity over a 16-year period was approximately US$ 404 million, which sum was assured to Operadora in September and October by a discount for total payment in advance amounting to approximately US$ 137 million. If Operadora can obtain the renewal of the concession upon its termination, DIPSA will be entitled (but not obligated) to use that portion of capacity for a consideration equal to the proportion of the amount Operadora must pay for the concession’s renewal corresponding to the spectrum used by DIPSA.

The agreement may be terminated in advance or cancelled in the event of certain circumstances such as revocation of the concession among others. In that event, the amount paid but not earned plus the corresponding interest must be refunded. The agreement may also be terminated in advance for causes attributable to DIPSA; in that event, Operadora need not refund the advance payment it will have received.

NOTE 12 – CONTRACT WITH MATC DIGITAL:

In December of 2000 Operadora and MATC effected modifications and updates to the contracts previously made for custom labor services prices (Build-to-Suit) and to the Master Lease contract.

Modification and updating of the Build-to-Suit and Master Lease contracts:

The Build-to-Suit contract, as modified and updated, provides that MATC: a) will acquire, develop and/or build within the coverage rings identified by the Company all the new sites during the term of the contract, and the Company will lease certain spaces of MATC in accordance with the clauses set forth in the Master Lease, as modified and updated;

(27)

b) will identify space available at the existing sites of third parties within the coverage rings identified by the Company; c) will identify, investigate and develop space available at the existing sites of MATC that are within the coverage rings identified by the Company and, if such a site should be selected, it will lease the space from MATC, and d) carry out the site searches as set forth in the contract.

The Company has the obligation to request at least 400 sites built during the term of the contract. In keeping with the terms of the Build-to-Suit contract as modified and updated, the Company, ATC and MATC have agreed to increase the maximum obligation, as set forth in the contract, by another 600 sites built.

MATC has the exclusive right to provide services to the Company and its subsidiaries, whichever occurs first, up until the expiration date of the contract (31 December of 2005) or the date when the Company has requested of MATC the number 1000 site, having fulfilled the maximum obligation.

In keeping with the terms of the Master Lease contract, as modified and updated, the Company shall lease space from MATC within the warehouses for equipment built by MATC and of which it is the owner in keeping with the Build-to-Suit contract as modified and updated, as well as floor space for the installation of the equipment of the Company and space in the towers of MATC. Each of the leasings is governed by the Master Lease contract as modified and updated.

The initial leasing period for each site starts from this date and will run for eleven years with the possibility of being automatically extended beyond the initial period, unless the Company gives notice otherwise to MATC in writing, at least 90 days prior to the renewal date. The rent, which the Company must pay to MATC under each lease contract per site, is equal to the base rent plus any additional rent as set forth by the terms of the contract.

As of 31 December of 2003 and 2002, the Company incurred costs amounting approximately to $5.6 and $180 million connected with the construction of the transmission towers. The sum received from MATC as payment of refundable costs plus the rent provision ($209 million in 2002) was set off against the amount incurred by the Company on the balance sheet as included in the accounts payable and expenses accumulated as of 31 December 2002.

As of 31 December of 2003 and 2002, the Company had leased 538 and 556 sites, respectively. These leases are listed as operational rents. The leasing expense during the years ending on 31 December of 2003 and 2002 amounted to $220 million and $211 million, respectively. In accordance with the contract, the total for the future minimum obligations by way of leasing, considering the current base rent of 538 sites, is approximately US$195 million, as indicated on the next page.

(28)

For the year ending on 31 December
	Million dollars
2004	US$	19.5
2005		19.5
2006		19.5
2007		19.5
2008 and following		117

NOTE 13 – INVESTMENT OF THE SHAREHOLDERS:

As of 31 December 2003, the capital stock is variable with a fixed minimum of $2,807,128 (historical) and unlimited maximum. The capital stock is embodied in shares of Series A common stock, registered, of no par value, as indicated hereafter:

	31 December 2003
Shareholder	Number of shares	Amount
	(in thousands)
TV Azteca	1,170,000	$1,161,730
Moisés Saba Masri	1,170,000	1,161,730
Various (public)	176,129	174,884
Stock plan	310,983	308,784

Total authorized	2,827,112	2,807,128
Capital stock authorized not paid in	(310,983)	(308,784)

Total	2,516,129	2,498,344

Appreciation by restatement		861,190

		$3,359,534

In the event of a capital reduction, any excess in shareholders’ equity above the balances of the contributed capital accounts will produce a tax equal to 49.25% and 47.06% if paid during fiscal 2004 and 2005, respectively.

(29)

Stock option plan

On 17 November 2000, the Company established a stock option plan as follows: a) the persons designated by TV Azteca; b) Mr. Moisés Saba or whoever he designates, and c) certain current employees of the Company who will be designated by the Board of Directors.

The stock option plan, for a total of 310,982,240 Series A shares, authorizes the issuance of options to purchase the capital stock of the Company as shown hereafter:

•	4.25% of the capital stock of the Company totally diluted, or 120,152,229 Series A shares, to persons designated by TV Azteca (at an exercise price of US$0.1507 per share).

•	4.25% of the capital stock of the Company totally diluted, or 120,152,229 Series A shares, to Mr. Moisés Saba or to whoever he designates (at an exercise price of US$0.1507 per share).

•	0.5% of the capital stock of the Company totally diluted, or 14,135,556 Series A shares, to Mr. Moisés Saba or whoever he designates (at an exercise price of US$0.3537 per share).

•	2.0% of the capital stock of the Company totally diluted, or 56,542,226 Series A shares, to the employees designated by the Board of Directors (at an exercise price of US$0.3537 per share).

A trust has been created to administer the option plan, managed by a committee of two persons. The obligations of the trust include maintaining control of:

-	The participants of the option plan, as well as the trustees and their beneficiaries;
-	The number of options granted to each one;
-	The price of the options, and
-	The terms and conditions governing the plan.

All the options authorized under the plan have been allotted contingently. According to the terms of the plan, the right to acquire the options shall be on specific annual dates, as shown on the next page.

Date		Percentage of options granted (%)
January 1,	2001	10
	2002	10
	2003	20
	2004	30
	2005	30

The options shall be granted provided the goals set by the Technical Committee are reached. The options shall be considered granted once the Technical Committee has approved them. If the Technical Committee takes no action, it shall be considered that the options were granted 90 days from the anniversary dates on which the previously determined requirements were fulfilled. Once the options have been granted, there is a subscription period of one year, after which the participants have up to five years to exercise the options.

The Technical Committee has authority to accelerate all or some of the options granted to any plan participant, in the understanding that such a possibility of early exercise shall be extended proportionately to the rest of the participants. At the time of termination, the participants can keep options that have been granted up until their expiration date.

In the event of death or permanent disability of any of the participants, their beneficiaries automatically acquire the right to exercise the subscribed options.

In 2001, the Technical Committee completed the final allotment of the options to be issued under the plan and had notified the participants as to the number of options that they are entitled to receive on the different anniversary dates.

As of 31 December 2003 and 2002, the total number of shares formally allotted was 305,820,864 and 309,266,397, respectively.

Primary shareholder

In October 2000 TV Azteca granted to the owners of TV Azteca stock in circulation the rights to acquire, on a prorated basis, all of the shares which it owns issued by Unefon and other securities owned by it. This right of acquisition of the Series A shares of Unefon is subject to the authorization of the holders of debt instruments issued by TV Azteca and Azteca Holdings, S. A. de C. V. On 27 March 2001 TV Azteca and Azteca Holdings, S. A. de C. V., obtained said authorization, paying the sum of $ 121,328 (face value) to certain holders of said debt instruments. The granting of said rights is still subject to: i) the presentation and acceptance of a registration application before the Securities and Exchange Commission (“SEC”) for the Series A shares of Unefon pertaining to said rights, and ii) the obtaining of the authorizations from third parties and from the regulatory agencies, including the authorization of Nortel (see Note 10). Originally, the rights for the acquisition of Series A shares of Unefon were to be exercised only on 11 December 2002; however, in December 2002, TV Azteca approved the extending of said term to 12 December 2003.

NOTE 14 – TAX ASPECTS:

ISR [Income Tax] -

Unefon and its subsidiaries do not consolidate for tax purposes.

For the years ending 31 December of 2003 and 2002 Unefon determined combined losses for purposes of ISR of $ 2,627,545 and $ 5,762,703, respectively, which can be set off against future profits, and adjusted by using the factors obtained from the INPC.

The difference between the tax results and the book results is due primarily to the effects of inflation, nondeductible expenses, the difference between depreciation and tax or book write-offs, showing the entire cost of financing as an asset for accounting purposes, and the time differences for certain items that are reported in different periods for purposes of financial information and ISR.

The time items of assets and liabilities for which a deferred tax is allowed are analyzed as follows:

	31 December of
	2003	2002
Deferred income	$3,270,746	$233,524
Inventories	(167,504)	(155,127)
Buildings, furniture and equipment	29,064	(1,929)
Pre-operating expenses	343,346	(186,154)
Advance payments	(197,879)	(117,404)
Provisions for liabilities	180,738	288,884
Concession rights	(2,253,000)	(3,587,439)
Tax losses to be written off	2,627,545	5,762,703
	3,833,056	2,237,058
Tax rate	34%	34%
Deferred ISR to be recovered	1,303,239	760,600
Valuation reserve	(1,303,239)	(760,600)
Deferred tax—Net	$—	$—

(32)

As of 31 December 2003 the Company had the following combined tax losses to be written off, which in accordance with the LISR can be adjusted up to the date when used:

Year of maturity	Amount
2008	$525,304
2009	899,193
2010	264,712
2011	751,086
2012	186,689
2013	561

$2,627,545

Asset Tax (“IA”)

The Law of the Asset Tax establishes a payment at a rate of 1.8% on the average of the assets, less certain liabilities, which is paid when it exceeds the ISR.

Unefon caused an IA of $ 1,502 and $ 02 in 2003 and 2002, respectively.

In 2003 and 2002 Operadora, Operadora SPC and Torres were not subject to the IA, according to the current provisions.

PTU -

The PTU is determined for Servicios at a rate of 10% of the cumulative income, adjusted in accordance with the guidelines of the LISR. For the years ending on 31 December of 2003 and 2002, Servicios determined a PTU of $ 222 and $127 (historical figure), respectively.

NOTE 15—CONTINGENCIES:

a.	According to official letter DGSM 040/04 folio 1140 issued by the National Banking and Securities Commission (“CNBV”), said commission is investigating alleged violations of the Law of the Securities Market connected with the event published by the Company last January 9th of 2004 in the reports to the Mexican Stock Exchange, which states the following:

“Unefon (BMV:UNEFON) reports that on 16 June 2003, its primary subsidiary Operadora Unefon, S. A. de C. V. and Codisco Investments LLC (“Codisco”), an entity formed in the USA, reached an agreement with Nortel Networks Limited (“Nortel”) to acquire for US$150 million the debt that Unefon has with the latter.

(33)

Inasmuch as Unefon did not have sufficient funds by itself to acquire all of the debt, Unefon and Codisco funded US$43 million and US$107 million, respectively, sharing similar terms. In the contract formalizing the purchase of the debt, Nortel established that it could not be sold to a party not related to Unefon without its express permission.

Codisco was a company in which Ricardo Salinas Pliego, Chairman of the Board of Directors of TV Azteca, S. A. de C. V. (NYSE: TZA, BMV: TVAZTCA) and Moisés Saba Masri, Chairman of the Board of Directors of Unefon, participated indirectly at 50% each.

On the other hand, in September 2003, Unefon made a contract for providing of services of capacity provision with an unrelated company, by virtue of which it received US$ 268 million, which funds, since it was contractually obligated, it allocated, along with other resources coming from operations and short-term loans, to the paying of said debt, which amounted to US$ 325 million. With this payment, all of the assets of Unefon that had been securing the loan were released.”

Unefon and its legal advisors state that the CNBV has not clarified the nature or reason for the investigation.

b.	Midicel, a Mexican wireless telecommunications company, has begun legal proceedings (“amparo”) in the Ninth District Court for Administrative Affairs, with the aim of rescinding the granting of concessions for the use and operation of frequency bands of the radio electrical spectrum of seven telecommunication companies, including Unefon. Even though the Company has had success in other similar disputes and litigation, it cannot guarantee it will have success in such disputes in future. The Board of the Company believes that the claims of Midicel lack the legal foundation to accomplish the cancellation of the concessions of Unefon.

c.	Servicios has various cases generated by the normal operation of the business connected with labor obligations. The sum of the amounts claimed as of 31 December 2003 is $8,746. The lawyers of the company believe there is no major or important contingency for which the company has not made provision for the loss that might result from said proceedings.

NOTE 16—INFORMATION BY SEGMENTS:

The Company evaluates its performance on the basis of each city. All the cities basically offer the same services to their customers. The summary of the financial information associated with the reporting segments of the Company is shown in the following table (the figures in this note are presented in millions of pesos with purchasing power as of 31 December 2003).

(34)

Period from 1 January to 31 December of 2003	Toluca	Acapulco	Mexico	Other (2)	Total
Total net income	$179	$214	$1,910	$1,588	$3,891
Costs by segment and expenses (1)	(90)	(112)	(974)	(1,488)	(2,664)

Profit by segment	$89	$102	$936	$100	1,227

Costs, expenses and income not assigned					(2,355)

Net loss for the period					($1,128)

Period from 1 January to 31 December of 2002	Toluca	Acapulco	Mexico	Other (2)	Total
Total net income	$153	$184	$1,603	$1,219	$3,159
Costs by segment and expenses (1)	(71)	(82)	(750)	(1,596)	(2,499)

Profit (loss) by segment	$82	$102	$853	($377)	660

Costs, expenses and income not assigned					(1,566)

Net loss for the period					($906)

(1)	Does not include depreciation and amortization expenses.

(2)	Includes the cities of Torreón, San Luis Potosí, Aguascalientes, Puebla, León, Guadalajara, Monterrey, Querétaro, Morelia, Tampico, Saltillo, Ciudad Juárez and Tuxtla Gutiérrez.

The Company does not report assets by segments.

NOTE 17 – SUBSEQUENT EVENT:

On 9 March 2004 Operadora entered into a plain syndicated loan agreement with Banco Inbursa, S. A. (“Banco Inbursa”) and with Banco Azteca, S. A. (“Banco Azteca”) for $640,000 for the replacement of liabilities and working capital, with the following features:

Bank	Amount	Interest rate	Maturity
Banco Inbursa	$500,000	11.35%	28 February 2006
Banco Azteca	140,000	11.35%	28 February 2006

(35)